09037356

2008 Annual Report To Stockholders

BAKER HUGHES



Advancing Reservoir Performance

Received SEC

MAR 1 8 2009

Washington, DC 20549

Advancing Reservoir Performance. ***All the easy oil has been found. Our customers need the right technology, properly applied, to produce hydrocarbons from difficult reservoirs, including unconventional gas plays, sub-salt formations, and deep, high pressure/high temperature wells. Baker Hughes has that technology.***







Baker Hughes has long been a leading provider of high-performance technology that creates value from the reservoir. Virtually every product and service we provide is designed to lower costs, reduce risk or improve productivity during activities directly related to hydrocarbon extraction, advancing reservoir performance.

Our Drilling and Evaluation segment provides advanced evaluation technologies and geoscience services to identify and quantify hydrocarbons so customers can make better decisions about field development and create more value. Our full range of drilling technologies helps our customers drill their wells more efficiently and more precisely to the most productive zones in the reservoir.

Our Completion and Production segment is focused on advancing reservoir performance over the 10- to 20-year life of the field. Our completion systems anticipate reservoir problems and enable operators to optimize production from all types of wells, even in hostile environments. Our artificial lift systems and chemical treatment services provide unique solutions that enhance long-term productivity.

Even our downstream services to pipeline and refining customers are designed to create value from hydrocarbons extracted from the reservoir by moving crude oil and products more efficiently and by improving the performance of plant processes.

While Baker Hughes possesses a full range of technologies directed at the reservoir, we are improving our ability to understand hydrocarbon reservoirs. In 2008, Baker Hughes formed the Reservoir Technology and Consulting Group to build capabilities in reservoir engineering, geomechanics and consulting that will enhance our ability to advance reservoir performance.

Additional information about the company is available on our website at http://investor.bakerhughes.com/annuals.cfm

Review

During a year with record financial results, Baker Hughes continued to invest in people, technology and infrastructure to help oil and gas companies advance reservoir performance. We delivered advanced technology and services to support unconventional gas and deepwater projects in North America, geared up for growing activity in Latin America, and expanded our capabilities to meet client needs in the Eastern Hemisphere. Below are highlights from Baker Hughes operations around the world.

Keys to Success

- People contributing to their full potential.
- Delivering unmatched value to our customers.
- Being cost-efficient in everything we do.
- Employing our resources effectively.

Our Core Values

Integrity – We believe integrity is the foundation of our individual and corporate actions. We are accountable for our actions, successes and failures.

Teamwork – We believe teamwork leverages our individual strengths. We willingly share our resources as we work toward common goals.

Performance – We believe performance excellence will differentiate us from our competitors. We work hard, celebrate our successes and learn from our failures.

Learning – We believe a learning environment is the way to achieve the full potential of each individual and the company.



Canada

In Canada, total rig count was up 11% from 2007, as oil-directed drilling increased 33%. Our horizontal well technology helped operators exploit the Williston basin oil plays in Saskatchewan. We introduced our casing drilling technology in the arctic Mckenzie delta and in the Canadian Rockies. We also provided drill bits, chemical services, completion tools and high temperature ESP systems for oil sand and Steam Assisted Gravity Drainage projects.

U.S. Land

In the U.S. land market, Baker Hughes was well positioned to support operators in unconventional gas basins with horizontal drilling, evaluation and completion technology. Our artificial lift, specialty chemical and permanent monitoring product lines helped optimize production from mature fields. We inaugurated our new Center for Technology Innovation in Houston, and opened a number of new operations facilities across the country.

U.S. Offshore

Offshore U.S., deepwater operators benefited from Baker Hughes technology and experience. Our drilling fluids experts demonstrated their leadership in deep water with new synthetic fluids and advanced hydraulics engineering. Our directional drilling and LWD experts continued their record of reliability in drilling through and beneath salt formations. Our completions, intelligent well technology, and flow assurance services helped optimize deepwater production. And we installed ESP systems in innovative booster systems for subsea wells.

Latin America

In Latin America, Baker Hughes opened a new facility in Macaé, Brazil and expanded operations there to support deepwater and pre-salt directional drilling and LWD services, while adding capabilities to provide drilling fluids throughout the country. Our artificial lift systems helped clients throughout Latin America maximize oil recovery, and we introduced new pumping systems for water injection. Baker Hughes also managed two integrated operations projects in Colombia during the year and prepared for a major integrated project offshore Mexico to commence in 2009.

Europe

In Europe, Baker Hughes reinforced its leading position in Norway, obtaining an important contract for drilling, evaluation, fluids and completion technology. We continued to set records, drilling complex, multilateral wells for StatoilHydro. We also helped U.K. operators optimize production from mature fields using reentry systems, directional drilling, specialty chemical services and artificial lift technology.

Russia

In the first half of the year, Baker Hughes set extended reach drilling records from Sakhalin Island, and expanded its fluids, specialty chemicals and electric submersible pump businesses in Western Siberia. Wireline logging and re-entry drilling activity also increased before the market weakened. Despite the impact of the economic downturn, the company continues to invest in growth in Russia, adding facilities and developing our employee base.

Middle East

Baker Hughes opened a major new regional headquarters and education center in Dubai. Horizontal drilling and completions activity remained strong in Saudi Arabia with the introduction of new PDC bits and LWD technology. Baker Hughes also gained directional drilling and completions business in the U.A.E., built its fluids and artificial lift businesses in Kuwait, delivered advanced completions in Qatar, and won a long-term artificial lift contract in Oman.

Asia Pacific

In the Asia Pacific area, Baker Hughes completion systems enhanced results from horizontal and HPHT wells in India. Our wireline and artificial lift businesses showed strong gains in Indonesia. We provided innovative completions and gravel packing services in Thailand and advanced logging services offshore Vietnam. In Malaysia, we drilled complex horizontal wells and helped restore production from under-performing wells. In China, our technologies and services contributed to successful projects in Bohai Bay and the South China Sea.

Africa

Strong activity in northern Africa included a multi-rig integrated operations project and steady ongoing business in Algeria, as well as increased participation in the emerging Libyan market. Baker Hughes focused on opportunities in the deepwater fields off West Africa. In Angola, we delivered high-end drilling and evaluation systems for complex wells, and in Nigeria, we prepared a new facility to serve offshore customers.

Selected Financial Highlights

(In millions, except per share amounts)	Year Ended December 31, 2008	2007	2006	2005	2004
As Reported:					
Revenues	**$ 11,864**	$ 10,428	$ 9,027	$ 7,185	$ 6,080
Operating income	**2,376**	2,278	1,934	1,233	817
Income from continuing operations	**1,635**	1,514	2,399	874	526
Income before cumulative effect of accounting change	**1,635**	1,514	2,419	879	529
Net income	**1,635**	1,514	2,419	878	529
Per share of common stock:					
Income from continuing operations:					
Basic	**$ 5.32**	$ 4.76	$ 7.26	$ 2.58	$ 1.57
Diluted	**5.30**	4.73	7.21	2.56	1.57
Net income:					
Basic	**$ 5.32**	$ 4.76	$ 7.32	$ 2.59	$ 1.58
Diluted	**5.30**	4.73	7.27	2.57	1.58
Dividends	**$ 0.56**	$ 0.52	$ 0.52	$ 0.48	$ 0.46
Number of shares:					
Outstanding at year end	**309**	315	320	342	337
Average during year	**307**	318	331	339	334
Reconciliation from As Reported to operating profit:					
Income from continuing operations	**$ 1,635**	$ 1,514	$ 2,399	$ 874	$ 526
Non-operational items, net of tax[1]	–	–	(1,035)	–	–
Operating profit after tax[2]	**$ 1,635**	$ 1,514	$ 1,364	$ 874	$ 526
Per share of common stock:					
Operating profit after tax:					
Basic	**$ 5.32**	$ 4.76	$ 4.12	$ 2.58	$ 1.57
Diluted	**5.30**	4.73	4.10	2.56	1.57
Cash, cash equivalents and short-term investments	**$ 1,955**	$ 1,054	$ 1,104	$ 774	$ 319
Working capital	**4,634**	3,837	3,346	2,479	1,738
Total assets	**11,861**	9,857	8,706	7,807	6,821
Total debt	**2,333**	1,084	1,075	1,088	1,162
Stockholders' equity	**6,807**	6,306	5,243	4,698	3,895
Total debt/equity ratio	**34%**	17%	21%	23%	30%
Number of Employees (thousands)	**39.8**	35.8	34.6	29.1	26.9

SEC Mail Processing Section
MAR 18 2009
Washington, DC
101

Note: The above excludes the results of Baker SPD, Baker Hughes Mining Tools, BIRD Machine, EIMCO Process Equipment, and our oil producing operations in West Africa, all discontinued businesses.

(1) Includes gain on sale of our interest in affiliate, restructuring charges and reversals and impairment of investment in affiliate. Additional information of each item can be found on our website at *www.bakerhughes.com/investor*.

(2) Operating profit after tax is a non-GAAP measure comprised of income from continuing operations excluding the impact of certain non-operational items. We believe that operating profit after tax is useful to investors because it is a consistent measure of the underlying results of our business. Furthermore, management uses operating profit internally as a measure of the performance of our operations.

2008 Revenues by Region


Canada, 5%
Asia Pacific, 9%
Middle East, 9%
Russia, Caspian, 6%
USA, 38%
Africa, 9%
Europe, 14%
Latin America, 10%

Total Revenues
2006–2008, by Quarter
(In millions)


$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2006
2007
2008

Total Operating Profit After Tax Per Share (Diluted)
2006–2008, by Quarter


$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0
2006
2007
2008

Net Debt[3]
2006–2008, by Quarter
(In millions)


$600
$400
$200
$0
$(200)
$(400)
$(600)
2006
2007
2008

(3) *Net debt is a non-GAAP measure comprised of total debt less cash, and cash equivalents. We believe that net debt is useful to investors because it is a consistent measure of the underlying results of our business.*

To Our Stockholders



Chad C. Deaton

2008 was a successful year for Baker Hughes, at the high point of the current business cycle.

Baker Hughes achieved record revenues and profits as we invested in global growth and added new capabilities to serve our customers. As 2008 began, energy demand was strong, commodity prices were escalating, and our customers' exploration and production activity was increasing. This positive trend continued until mid-year, when oil prices peaked at $145 per barrel, then began to fall rapidly. During the second half of the year, the financial crisis and a slowing world economy led to a precipitous drop in energy prices and the most rapid and most dramatic downturn in upstream activity since the mid-1980s.

North American activity was stronger than expected in 2008. Natural gas-directed drilling was up slightly for the year, driven by relatively low gas storage levels, higher natural gas prices, and increased horizontal drilling in the unconventional shale gas basins. Oil-directed drilling was up 38% compared to 2007 in response to rising crude prices in the first half of the year. The U.S. rig count peaked in September at 2,031 active rigs, the highest level since 1985, then dropped 17% by end of the year. Baker Hughes benefited from our strength in technology and services for horizontal well projects, which have declined less rapidly than projects involving vertical or directional wells.

Outside North America, most areas saw steady increases in exploration and production activity through the first half of the year, contributing to our strong results.

By the third quarter, oil companies of all sizes and types were impacted by the short supply of credit, slowing economy, and drastically lower oil and natural gas prices. Even the economic engines of China and India slowed. In response, OPEC announced production cuts in an effort to prop up oil prices. By the end of the year, the fundamentals of the market had eroded, making the outlook for 2009 uncertain.

Despite these shifts in the market, Baker Hughes continued to build for future growth with ongoing investment in technology, people and infrastructure. We also took a critical step toward improving our ability to create value from our customers' hydrocarbon reservoirs through the acquisition of two leading consulting firms and the formation of our new Reservoir Technology and Consulting Group.

During the year, our regional organization structure grew stronger and our local management teams worked more closely together to provide multi-product solutions for our clients and drive efficiencies throughout the organization. Through this effort, we have strengthened our position in most key markets around the world.

Record Financial Results

In 2008, Baker Hughes revenues increased 14% to $11.86 billion, from $10.43 billion in 2007. The company's 2008 net income rose 9%, reaching $1.64 billion or $5.30 per diluted share, from $1.51 billion or $4.73 per diluted share in 2007.

Net income for 2008 included a pre-tax gain of $28 million (approximately $18 million after-tax or $0.06 per diluted share) from the sale in the first quarter of the Completion and Production segment's Surface Safety Systems product line. Net income also included a net charge of $62 million ($40 million after-tax or

This Annual Report to Stockholders, including the letter to stockholders from Chairman Chad C. Deaton, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "will," "expect," "should," "scheduled," "plan," "aim," "ensure," "believe," "promise," "anticipate," "could" and similar expressions are intended to identify forward-looking statements. Baker Hughes' expectations regarding these matters are only its forecasts. These forecasts may be substantially different from actual results, which are affected by many factors, including those listed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Items 1A and 7 of the Annual Report on Form 10-K of Baker Hughes Incorporated for its year ended December 31, 2008. The use of "Baker Hughes," "our," "we" and similar terms are not intended to describe or imply particular corporate organizations or relationships.

2008 was a successful year for Baker Hughes, at the high point of the current business cycle. Baker Hughes achieved record revenues and profits as we invested in global growth and added new capabilities to serve our customers.

$0.13 per diluted share), related to the settlement of litigation with ReedHycalog in the second quarter. Results also included an impairment on auction rate securities of $25 million after tax ($0.08 per diluted share).

To support future growth, our capital expenditure was $1.30 billion in 2008, compared to $1.13 billion in 2007. The 2008 capital investment included $184 million for expansion of our engineering and manufacturing facilities, and our service infrastructure. Depreciation and amortization expense in 2008 was $637 million compared to $521 million in 2007.

In 2008, we built additional infrastructure including our Center for Technology Innovation in Houston and our Middle East Asia Pacific Region Headquarters and Education Center in Dubai, as well as new operations centers in Brazil, Argentina, Malaysia, China, Ecuador, Texas, Wyoming and California.

At year's end, debt had increased $1.25 billion to $2.33 billion, and cash and short-term investments increased $901 million to $1.96 billion compared to 2007. The company issued $1.25 billion in long-term debt and repaid approximately $500 million in commercial paper in the fourth quarter 2008, then repaid $525 million of maturing long-term debt in the first quarter of 2009.

Baker Hughes repurchased 9 million shares of common stock in 2008 at an average price of $68.12 per share for a total of $627 million. At the end of 2008, the company had authorization remaining to repurchase approximately $1.2 billion in common stock.

Results by Segment

For the year 2008, Drilling and Evaluation segment revenue was $6.05 billion, up 14% from $5.29 billion in 2007, and operating profit before tax of $1.4 billion was flat compared to 2007. The fastest growing Drilling and Evaluation product lines were directional drilling, logging-while-drilling, and drill bits, reflecting our strength in horizontal drilling. The pre-tax operating margin for 2008 was 23% compared to 26% for 2007.

Completion and Production segment revenue was $5.82 billion in 2008, up 13% from $5.14 billion in 2007, and operating profit before tax increased 15% to $1.28 billion in 2008 from $1.11 billion in 2007. The fastest growing Completion and Production product lines were our specialty chemical and artificial lift divisions, which focus on the producing well market and were less affected by the decline in rig activity in the second half of the year. The segment's pre-tax operating margin for both 2008 and 2007 was 22%.

Impact of Two Major Hurricanes

Two major hurricanes, Gustav and Ike, struck the Gulf of Mexico in 2008, disrupting offshore activity and affecting Baker Hughes' business along the Gulf of Mexico. Particularly in the aftermath of Hurricane Ike, Baker Hughes employees did an exemplary job of quickly bringing the company's facilities back into operation while supporting recovery in their communities.

We estimate that the combined negative impact of the two storms in the third quarter alone was $78 million in revenue and $50 million in profit before tax or $0.11 per share.

Reservoir Technology Group

While Baker Hughes possesses a full range of technologies directed at the reservoir, we believe that we can create additional value for our customers by expanding our expertise beyond the wellbore to the reservoir. In 2008, we formed the Reservoir Technology and Consulting Group to help fill this gap. In April, we acquired Gaffney Cline & Associates (GCA) and GeoMechanics International (GMI). These two firms bring reservoir skills and knowledge to strengthen Baker Hughes in this key area. By enhancing our capabilities in reservoir engineering, reservoir characterization and geomechanics, we are better able to apply our wellbore related technologies to advance reservoir performance by optimizing recovery from entire fields. We intend to expand our Reservoir Technology and Consulting Group through organic growth and acquisitions.





Baker Hughes horizontal well technology makes it possible for operators to efficiently develop unconventional gas reserves. Our AutoTrak™ rotary steerable system and advanced LWD technology help place long horizontal wells accurately within gas-bearing shales. Our FracPoint™ completion system enables cost-effective staged fracturing operations that maximize productivity.



We took a critical step toward improving our ability to create value from our customers' hydrocarbon reservoirs through the acquisition of two leading consulting firms and the formation of our new Reservoir Technology and Consulting Group.

While GCA and GMI continue to work as independent consulting firms, they are collaborating with our product line divisions to improve the performance of our technologies and find new applications for their products and services. For example, GCA reservoir engineering experts collaborated with GMI geomechanics scientists and Baker Oil Tools completion system designers to develop a new completion strategy in a large oil field in Algeria that is prone to early water production. The new Baker Hughes solution will enable the customer to develop the field economically and improve ultimate oil recovery.

GMI also has provided important technical insights to improve the performance of many Baker Hughes services, including directional well placement, well stability management and sand control completions. GMI's new 3D-Geomechanics model extends the range of geomechanical analysis to include entire fields and should enhance reservoir modeling and help optimize production.

Investment in Technology

We remain committed to being a leading technology innovator in the oilfield service industry. In 2008, Baker Hughes increased its investment in research and engineering to $426 million, up 15% from $372 million in 2007. More than 60% of this investment was for projects to develop new technology.

Our ongoing investment in technology development has enabled Baker Hughes to introduce products and services that differentiate us in the market place with core competencies in horizontal well technologies, deepwater operations, harsh environment reservoirs and mature field production optimization.

We also have invested in our research and engineering capabilities. Our new Center for Technology Innovation (CTI) began operating in 2008 to develop reservoir, completion and production technologies, with emphasis on deepwater, high temperature/high pressure, and sand control applications. On a 14-acre campus in Houston, the CTI consists of 209,000 sq ft of research and engineering space. It includes research laboratories, extreme high pressure/high temperature test facilities, a visualization center, offices and advanced machining and rapid prototyping shops. Approximately 600 scientists, application engineers and laboratory technicians are conducting research, engineering, development and testing at the CTI.

New testing facilities at our artificial lift engineering facility in Claremore, Oklahoma, are already working to extend the operating range of electric submersible pumping systems. Four separate flow loops evaluate pumping system performance in handling high solids, high viscosity, high temperature and high gas-content fluids at flow rates up to 28,000 barrels per day.

We also have made ongoing investments to improve our Celle Technology Center in Germany and enhance our efforts in developing new drilling and evaluation technology. We are currently constructing a new engineering building to accommodate 300 engineers, which will include a prototype lab, a flow loop and a reliability testing area.

In addition, to directly support local customer requirements, we have begun planning regional technology centers to be located in Brazil and Saudi Arabia.

North America

In 2008, North America remained our largest region, with revenues of $5.18 billion up 17% from $4.44 billion in 2007. Operating profit before tax increased 9% to $1.29 billion from $1.18 billion in 2007. The pre-tax operating margin for 2008 was 25% compared to 27% in 2007.

In 2008, Baker Hughes was a leading horizontal drilling and completion supplier in the active unconventional gas basins, including the Barnett, Haynesville, Fayetteville and Woodford shale plays and the Bakken oil play in the Williston Basin. During the year we made local acquisitions and expanded our infrastructure in the northeastern United States to service growing demand in the Marcellus shale basin. We applied our advanced horizontal drilling technology, including our Quantec™ PDC drill bits, our AutoTrak™ system and reservoir navigation services. Our FracPoint™ completion system has

North America Revenues
2006–2008, by Quarter (In millions)



$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
2006
2007
2008

The Latin America region was the fastest-growing area for Baker Hughes in 2008 with a 25% increase in revenues. Our drilling and evaluation product lines geared up to support deepwater horizontal well projects in Brazil, where our drilling fluids and artificial lift divisions also made significant gains.

enabled efficient, staged fracturing operations on more than 520 wells to date.

Offshore, Baker Hughes continued its technical leadership in deepwater drilling fluids, applying its constant rheology synthetic base fluid systems on rigs operating in more than 5,000 ft of water. Our directional drilling and LWD services achieved a record of outstanding reliability in the Gulf of Mexico, accumulating more than 15 miles of drilling for one customer without a failure.

Our completions product line also achieved technology successes in the Gulf of Mexico in 2008, including awards for high pressure/high temperature safety valves for deepwater projects, casing exits for re-entry wells from the Matterhorn platform, and installing large-diameter service packers at a record depth of nearly 24,000 ft.

Our artificial lift and specialty chemical product lines achieved strong gains in North America as operators sought to maximize production. In addition to gaining new large-scale service agreements to provide electric submersible pumps for entire onshore fields, we provided innovative ESP systems to boost production from subsea wells. Our high temperature electric submersible pumping systems improved performance on geothermal wells in California and also in Germany.

Our chemical division provided certified flow assurance solutions for deepwater facilities in the Gulf of Mexico, helped operators improve production by removing deposition and water from oil and gas wells, and provided drag reduction additives to improve flow through pipelines. Our pipeline inspection unit introduced a unique service to measure the effectiveness of cathodic protection programs.

The industrial chemical group provided products and services to enable refiners to process lower-quality, opportunity crudes.

In Canada, Baker Hughes provided chemical services, completion tools and high temperature electric submersible pumping systems for oil sands and Steam Assisted Gravity Drainage projects.

Latin America Revenues

2006–2008, by Quarter (In millions)


$350
$300
$250
$200
$150
$100
$50
$0
2006
2007
2008

Latin America

The Latin America region was the fastest-growing area for Baker Hughes in 2008. Latin America revenues increased 25% to $1.13 billion from $903 million in 2007. Operating profit before tax reached $213 million in 2008, which was 22% higher than in 2007. Pretax operating margin was 19% in both 2008 and 2007. Brazil, Colombia and Mexico presented the biggest growth opportunities during the year.

In Brazil, our drilling and evaluation product lines geared up to support deepwater horizontal well projects for Petrobras, applying a full suite of advanced rotary steerable and LWD technology. We opened a new operations base in Macaé to support this activity. Our drilling fluids division won a major contract with Petrobras to supply half of that customer's total offshore drilling fluid needs. Our artificial lift division won major orders in Brazil from Petrobras and other international oil companies, including variable speed drives and ESP systems. Our subsea pumping systems also were used to boost production from the deepwater Jubarte, Espadarte and Golfinho fields. Our chemical services division was recognized for its successful treatment program on the Espadarte Floating Production, Storage and Offloading (FPSO) vessel, addressing oil/water separation, bacteria, corrosion and scale.

In Colombia, Baker Hughes managed two successful integrated operations projects for a local operator, while providing drill bits, directional drilling, drilling fluids and wireline logging services. We also began work on a demanding Through Tubing Rotary Drilling (TTRD) re-entry program for an international oil company. During the year, our drilling fluids division expanded its operations in the country. Our artificial lift division strengthened its position as the leading electric submersible pumping (ESP) system supplier and provided innovative high-horsepower surface pumping solutions for a major water flood project.

Baker Hughes made strides to increase its share in Mexico by providing a variety of completions and intervention systems.


BAKER HUGHES

Baker Hughes deepwater technology includes drill bits, drilling and LWD systems, and drilling fluids optimized for difficult applications like drilling through salt. A full range of completion technologies enable sustained, well productivity. Our chemical services and subsea booster systems assure reliable, high flow from deepwater wells.



Baker Hughes has unique capabilities in delivering systems for harsh environment wells with high temperatures and pressures. Our Center for Technology Innovation is focused on new technology and materials for HPHT, deepwater and sand control applications. The laboratory cell shown here can test equipment at 700°F and 40,000 psi.

Baker Hughes remains committed to being a leading technology innovator in the oilfield service industry. In 2008, we increased our investment in research and engineering to $426 million, up 15% from 2007. More than 60% of this investment was for projects to develop new technology.

Our completions group applied its EQUALIZER™ inflow control device to increase oil production from a horizontal well in the Cantarell field. In mid-year, Pemex awarded Baker Hughes a major integrated project for the drilling and completion of 15 wells in its Marine Region. The project is scheduled to begin during the first half of 2009.

Europe, Africa, Russia and the Caspian

Revenue in our Europe, Africa, Russia and the Caspian region grew 10% to $3.39 billion in 2008 from $3.08 billion in 2007. Operating profit before tax increased 7% to $735 million in 2008 from $685 million in 2007. Pretax operating margin was 22% for both 2008 and 2007.

During the year, activity in the Norwegian North Sea held steady, and Baker Hughes maintained its strong relationship with StatoilHydro. We set new drilling records using integrated systems and installed Intelligent Well Systems™ for this customer in three subsea wells. Baker Hughes also gained a major five-year contract with BP Norway for directional drilling, fluids, completions and wireline logging services.

Activity suffered in the U.K. sector, as smaller operators were impacted by the financial crisis and declining oil prices. Opportunities still exist in the mature North Sea fields for our technology and services directed at optimizing production.

Baker Hughes' business in North Africa increased as we managed a six-rig integrated operations project in Algeria, while providing a full range of drilling, evaluation and completion services in fields throughout the country. We increased our presence in Libya, performing wireline logging services, installing permanent monitoring instruments, and obtaining a significant order for 2.4 million feet of cable for ESP systems.

Business in West Africa continued to grow. In Angola, we delivered integrated drilling services including drill bits, rotary steerable systems and LWD services to several clients and gained drill bit market share in Cabinda. Our permanent monitoring group installed equipment in its 100th well in the Kizomba field during the year. Activity increased in Congo, and Baker Hughes participated by providing ESP systems, liner hangers, and well remediation services. We performed completion and pumping services on a deepwater well off Ghana. Although activity in Nigeria was dampened in the second half by weather and project-related delays, Baker Hughes is preparing a new facility to service the country's deepwater market.

After a strong first half, oilfield activity in Russia declined significantly in the wake of the credit crisis and lower oil prices. Earlier in the year, Baker Hughes set extended reach drilling records from Sakhalin Island, and increased its capabilities to service ESP systems, gaining a significant order from a national oil company. Our completions group introduced its EQUALIZER™ system in the Vankor field in Eastern Siberia, and we gained business in wireline logging and specialty chemicals. By the end of the year, the Russian oilfield was significantly impacted by the global economic slowdown. Baker Hughes believes that, because of Russia's huge reserve base, the market for oilfield services in the country has great long-term potential. We will continue to position ourselves for growth in Russia by adding facilities and developing our local staff.

Europe, Africa, Russia and Caspian Revenues

2006–2008, by Quarter (In millions)


$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
2006
2007
2008

Middle East, Asia Pacific

In the Middle East, Asia Pacific region, revenue increased 8% to $2.17 billion in 2008 from $2.01 billion in 2007. Operating profit of $443 million was 6% lower than the $470 million recorded in 2007. Pretax operating margin for 2008 was 20% compared to 23% for 2007.

Early in the year, Baker Hughes held the grand opening of a major new facility in Dubai, which serves as an important resource for the company's business in the Middle East and the entire Eastern Hemisphere. The facility includes our regional headquarters, an operations hub, an education center and a screen manufacturing plant.

Saudi Arabia accounted for the largest portion of our business in the Middle East in 2008. Baker Hughes continued its leadership in PDC drill bits with the introduction of the new Quantec™ bit line to the

The fastest growing Completion and Production product lines in 2008 were our specialty chemical and artificial lift divisions, which focus on the producing well market and were less affected by the decline in rig activity in the second half of the year.

kingdom. We continued to provide directional drilling and LWD services for horizontal wells, and developed and introduced a new 4-3/4" magnetic resonance LWD service in conjunction with Saudi Aramco. Our borehole seismic group also was active in the country, performing its largest deployment to date of its Borehole Streamer™ digital system.

In the United Arab Emirates, our directional drilling group set drilling records for Dubai Petroleum as part of a three-year contract awarded during the year. Our completions group received a contract for 150 reactive element packers for development projects throughout the U.A.E., and our artificial lift division delivered dual ESP systems for four subsea wells offshore Abu Dhabi.

Other Middle East highlights included our growing fluids and artificial lift businesses in Kuwait, multilateral and large-diameter completions in Qatar, and a long-term artificial lift contract in Oman.

In China, our directional drilling and LWD service enabled Devon Energy to successfully complete a 58-well program in the South China Sea. Our fluids technology also contributed to a successful extended reach drilling campaign in the same offshore basin. In Bohai Bay, we applied advanced directional drilling, gyro-MWD, coring and multilateral completion technology on several projects for international operators. Our UltraMax™ Tricone™ bits were used onshore China to improved drilling efficiency for a national oil company.

In Australia, our directional drilling division re-entered the market as our wireline logging group provided services on a deepwater exploration well and logged a high pressure/high temperature well on land. Our fluids division helped a customer drill its first "zero discharge" offshore well, and rapidly deployed 27 liquid mud plant tanks to support another client's carbon sequestration demonstration project.

Middle East, Asia Pacific Revenues
2006–2008, by Quarter (In millions)



$600
$500
$400
$300
$200
$100
$0
2006
2007
2008

Investing in People

Baker Hughes added approximately 4,000 people to its workforce in 2008 as we responded to growing activity in the first half of the year. However, by early 2009 we implemented targeted staff reductions, which were necessary to adapt to the deteriorating market. Nevertheless, we remain committed to a diverse and highly skilled workforce that matches the diversity of our customers. We are focused on bringing more women into the company in roles of responsibility. Even during the downturn, we plan to continue our college recruiting efforts and our training of young engineers to attract and develop the future leaders of our company.

Compliance

Since April 2007, when we entered into a Consent Judgment with the Securities and Exchange Commission and a Deferred Prosecution Agreement (DPA) with the Department of Justice covering FCPA violations that occurred before 2002, we have worked with an independent monitor to upgrade and enhance compliance activities within the company. The DPA is expected to expire in April 2009, and we will continue to work with the monitor into 2010.

Over the past several years Baker Hughes has made significant progress in developing and reinforcing a corporate culture based on integrity and performance, which requires all employees to conduct our business in a completely compliant manner.

While compliance is every employee's responsibility, we have established a professional Ethics and Compliance group within our legal department to guide and implement our compliance program under the direction of the Audit/Ethics committee of the Board of Directors, our General Counsel, Chief Compliance Officer and our independent monitor. Baker Hughes remains committed to a rigorous, long-term compliance program.

General McCall Retires from Board

General James F. McCall will retire from our Board of Directors in April 2009. General McCall has served on our board







To help oil and gas companies maximize recovery from mature fields, Baker Hughes electric submersible pumping systems are engineered to run reliably in harsh downhole environments. Intelligent Well Systems adjust flow patterns in response to changing reservoir conditions. Surface pumping units enable water flooding for enhanced recovery. Engineered chemical services help control many problems, from corrosion to oil/water separation.

Baker Hughes is well positioned to build for the future during a temporary slowdown in activity. While many companies in our industry face a shortage of capital, our strong balance sheet gives us financial flexibility to pursue opportunities, including potential acquisitions, as we continue to invest in growth.



The Baker Hughes executive management team includes (left to right): Martin S. Craighead, Vice President and Group President, Drilling and Evaluation; Peter A. Ragauss, Senior Vice President and Chief Financial Officer; David H. Barr, Vice President and Group President, Completion and Production; Chad C. Deaton, Chairman, President and Chief Executive Officer; Derek Mathieson, Vice President and Chief Technology and Marketing Officer; Didier Charreton, Vice President, Human Resources; and Alan R. Crain, Senior Vice President and General Counsel.

for 12 years. He has served as chairman of the Audit/Ethics Committee, and most recently he was a member of the Audit/Ethics and Governance Committees. We have appreciated his wise counsel to Baker Hughes and wish him a happy retirement.

Outlook

The Outlook for 2009 has weakened and remains uncertain. The deepening global recession, lower oil and natural gas prices, and reduced access to credit are negatively impacting customer spending in every region. Many international oil companies have trimmed their exploration plans, shifting priority to production and development spending. In North America, operators have reduced their budgets in response to an oversupplied natural gas market. We expect the average North America rig count to decline 25% to 30% in 2009. Outside North America, we expect a drop of 10% to 15% in the average rig count for the year.

The depth and duration of the cycle remain uncertain. Recovery of the upstream industry will largely depend on the condition of the global economy. In the long term, significantly higher exploration and development activity will be needed to offset production declines and ultimately grow energy supplies. As the economy recovers, demand for our technology and service will recover in parallel.

Baker Hughes is well positioned to build for the future during a temporary slowdown in activity. While many companies in our industry face a shortage of capital, our strong balance sheet, which enabled us to successfully issue a large bond offering in the fourth quarter of 2008, gives us financial flexibility to pursue opportunities, including potential acquisitions. We will continue to invest in research and engineering, employee development, reservoir-related capabilities and infrastructure, particularly in the Eastern Hemisphere, so that we will emerge from this cycle a stronger, global competitor.

At the same time, we will continue to be responsible stewards of our stockholders' money. We are monitoring short-term activity and will adjust our capital spending as the market dictates. We also expect to reduce our working capital requirements through improved efficiencies across our supply chain.

In closing, I would like to thank our stockholders and customers for their confidence in Baker Hughes in a record year in 2008 and now in more difficult times.

We also need to recognize the contributions of our employees. Over its long history, Baker Hughes has successfully managed many business cycles because of the ingenuity, hard work and dedication of our people. We count on their support in continuing this tradition.

Sincerely,

Chad C. Deaton
Chairman, President and
Chief Executive Officer

Baker Hughes Incorporated
Notice Of Annual Meeting Of Stockholders

April 23, 2009

To the Stockholders of Baker Hughes Incorporated:

The Annual Meeting of the Stockholders of Baker Hughes Incorporated ("Company," "Baker Hughes," "we," "us" or "our") will be held at the Plaza Banquet Room located at 2777 Allen Parkway, Houston, Texas on Thursday, April 23, 2009, at 9:00 a.m., Central Daylight Time, for the purpose of considering and voting on:

1. Election of Eleven Directors;
2. Ratification of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2009;
3. Proposal to Approve Amendment to the Baker Hughes Incorporated Employee Stock Purchase Plan;
4. Stockholder Proposal No. 1 regarding Calling Special Shareowners Meetings; and
5. Such other business as may properly come before the meeting and any reconvened meeting after an adjournment thereof.

The Board of Directors has fixed February 26, 2009 as the record date for determining the stockholders of the Company entitled to notice of, and to vote at, the meeting and any reconvened meeting after an adjournment thereof, and only holders of Common Stock of the Company of record at the close of business on that date will be entitled to notice of, and to vote at, that meeting or a reconvened meeting after an adjournment.

You are invited to attend the meeting in person. Whether or not you plan to attend in person, we urge you to promptly vote your shares by telephone, by the Internet or, if this Proxy Statement was mailed to you, by completing, signing, dating and returning it as soon as possible in the enclosed postage prepaid envelope in order that your vote may be cast at the Annual Meeting. You may revoke your proxy any time prior to its exercise, and you may attend the meeting and vote in person, even if you have previously returned your proxy.

By order of the Board of Directors,

Sandra E. Alford

Sandra E. Alford
Corporate Secretary

Houston, Texas
March 13, 2009

TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE (I) VOTE YOUR SHARES BY TELEPHONE OR THE INTERNET, OR (II) IF YOU RECEIVED A PAPER COPY, THEN SIGN, DATE AND RETURN YOUR PROXY AS PROMPTLY AS POSSIBLE. AN ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, IS ENCLOSED FOR THIS PURPOSE.

PROXY STATEMENT
TABLE OF CONTENTS

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Baker Hughes Incorporated, a Delaware corporation ("Company," "Baker Hughes," "we," "us" and "our"), to be voted at the Annual Meeting of Stockholders scheduled to be held on Thursday, April 23, 2009 and at any and all reconvened meetings after adjournments thereof.

Information About the Notice of Internet Availability of Proxy Materials

In accordance with rules and regulations adopted last year by the Securities and Exchange Commission (the "SEC"), we now furnish to our stockholders proxy materials, including our Annual Report to Stockholders, on the Internet. On or about March 13, 2009, we will send electronically an annual meeting package personalized with profile and voting information ("Electronic Delivery") to those stockholders that have previously signed up to receive their proxy materials via the Internet. On or about March 13, 2009, we will begin mailing a Notice of Internet Availability of proxy materials (the "E-Proxy Notice") to those stockholders that previously have not signed up to receive their proxy materials on the Internet. If you received the E-Proxy Notice by mail, you will not automatically receive a printed copy of the proxy materials or the Annual Report to Stockholders. If you received the E-Proxy Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the E-Proxy Notice.

Registered stockholders may also sign up to receive future proxy materials and other stockholder communications electronically instead of by mail. In order to receive the communications electronically, you must have an e-mail account, access to the Internet through an Internet service provider and a web browser that supports secure connections. Visit *http://www.bnymellon.com/shareowner/isd* for additional information regarding electronic delivery enrollment. Stockholders with shares registered in their names with BNY Mellon Shareowner Services LLC may authorize a proxy by the Internet at the following Internet address: *http://www.proxyvoting.com/bhi*, or telephonically by calling BNY Mellon Shareowner Services LLC at 1-866-540-5760. Proxies submitted through BNY Mellon Shareowner Services LLC by the Internet or telephone must be received by 11:59 p.m. Eastern time (10:59 p.m. Central time) on April 22, 2009. The giving of a proxy will not affect your right to vote in person if you decide to attend the meeting.

The Company will bear the cost of any solicitation of proxies, whether by Internet or mail. In addition to solicitation, certain of the directors, officers and regular employees of the Company may, without extra compensation, solicit proxies by telephone, facsimile and personal interview. The Company has retained Laurel Hill Advisory Group to assist in the solicitation of proxies from stockholders of the Company for an anticipated fee of $8,500, plus out-of-pocket expenses.

A number of banks and brokerage firms participate in a program that also permits stockholders to direct their vote by the Internet or telephone. This option is separate from that offered by BNY Mellon Shareowner Services LLC and should be reflected on the voting form from a bank or brokerage firm that accompanies this Proxy Statement. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the instructions on the voting form enclosed with the proxy from the bank or brokerage firm. Votes directed by the Internet or telephone through such a program must be received by BNY Mellon Shareowner Services LLC by 11:59 p.m. Eastern time (10:59 p.m. Central time) on April 22, 2009. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the meeting; however, you must first request a proxy either on the Internet or use the voting form that accompanies this Proxy Statement. Requesting a proxy prior to the deadlines described above will automatically cancel any voting directions you have previously given by the Internet or by telephone with respect to your shares.

The Internet and telephone proxy procedures are designed to authenticate stockholders' identities, to allow stockholders to give their proxy instructions and to confirm that those instructions have been properly recorded. Stockholders authorizing proxies or directing the voting of shares by the Internet should understand that there may be costs associated with electronic access, such as usage charges from access providers and telephone companies, and those costs must be borne by the stockholder.

Shares for which proxies have been executed will be voted as specified in the proxies. If no specification is made, the shares will be voted FOR the election of nominees listed herein as directors, FOR ratification of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for fiscal year 2009, FOR approval of the Amendment to the Baker Hughes Incorporated Employee Stock Purchase Plan, and AGAINST Stockholder Proposal No. 1 regarding Calling Special Shareowners Meetings.

Proxies may be revoked at any time prior to the exercise thereof by filing with the Company's Corporate Secretary, at the Company's executive offices, a written revocation or a duly executed proxy bearing a later date. The executive offices of the Company are located at 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. For a period of at least ten days prior to the Annual Meeting of Stockholders, a complete list of stockholders entitled to vote at the Annual Meeting will be available for inspection during ordinary business hours at the Company's executive offices by stockholders of record for proper purposes.

VOTING SECURITIES

The securities of the Company entitled to be voted at the Annual Meeting consist of shares of its Common Stock, par value $1.00 per share ("Common Stock"), of which 308,874,934 shares were issued and outstanding at the close of business on February 26, 2009. Only stockholders of record at the close of business on that date will be entitled to vote at the meeting. Each share of Common Stock entitles the holder thereof to one vote on each matter to be considered at the meeting.

Assuming a quorum is present at the Annual Meeting, either in person or represented by proxy, with respect to the election of directors, the eleven nominees receiving the greatest number of votes cast by the holders of the Common Stock entitled to vote on the matter will be elected as directors, and the affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter is required for the approval of the ratification of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for fiscal year 2009, for the approval of the amendment to the Baker Hughes Incorporated Employee Stock Purchase Plan ("ESPP") and for the approval of Stockholder Proposal No. 1, regarding Calling of Special Shareowners Meetings. There will be no cumulative voting in the election of directors. Under Delaware law, abstentions are treated as present and entitled to vote and thus, will be counted in determining whether a quorum is present and will have the effect of a vote against a matter, except for the election of directors in which case an abstention will have no effect. Shares held by brokers or nominees for which instructions have not been received from the beneficial owners or persons entitled to vote and for which the broker or nominee does not have discretionary power to vote on a particular matter (called "broker non-votes"), will be considered present for quorum purposes but not considered entitled to vote on that matter. Accordingly, broker non-votes will not have any impact on the vote on a matter.

Under the rules of the New York Stock Exchange ("NYSE") in effect at the time this Proxy Statement was filed, if you hold your shares through a broker, your broker is permitted to vote your shares on "routine" matters, which includes the election of directors and the ratification of the Independent Registered Public Accounting Firm, even if the broker does not receive instructions from you. The NYSE does not consider the approval of the amendment to the ESPP or Stockholder Proposal No. 1 routine matters, so your broker may not vote your shares on these proposals without receiving instructions from you.

The following table sets forth information about the holders of the Common Stock known to the Company on February 26, 2009 to own beneficially 5% or more of the Common Stock, based on filings by the holders with the SEC. For the purposes of this Proxy Statement, beneficial ownership of securities is defined in accordance with the rules of the SEC to mean generally the power to vote or dispose of securities regardless of any economic interest therein.

Name and Address	Shares	Percent
1. Capital Research Global Investors 333 South Hope Street Los Angeles, CA 90071	34,284,180	11.1%
2. Dodge & Cox 555 California Street, 40th Floor San Francisco, CA 94104	27,775,617	9.0%
3. Barclays Global Investors, NA and related entities[(1)] 400 Howard Street San Francisco, CA 94105	16,796,092	5.46%
4. Wellington Management Company, LLP 75 State Street Boston, MA 02109	15,683,120	5.10%

(1) According to a statement on Schedule 13G dated February 5, 2009 and filed with the SEC, Barclays Global Investors, NA and the other entities described in this footnote below beneficially own 14,444,803 shares. The total in the table reflects the combined ownership of various Barclays entities. The Schedule 13G indicates the following ownership interests: (i) Barclays Global Investors, NA, located at the address in the table, is the beneficial owner of 10,483,060 shares (3.41%), with sole voting power with respect to 8,376,108 shares and sole dispositive power with respect to 10,483,060 shares; (ii) Barclays Global Fund Advisors, located at the address in the table, is the beneficial owner of 3,483,265 shares (1.13%), with sole voting power with respect to 3,464,035 shares and sole dispositive power with respect to 3,483,265; (iii) Barclays Global Investors, Ltd., located at Murray House, 1 Royal Mint Court, London, England EC3N 4HH, is the beneficial owner of 1,702,461 shares (0.55%), with sole voting power with respect to 1,477,354 shares and sole dispositive power with respect to 1,702,461; (iv) Barclays Global Investors Japan Limited, located at Ebisu Prime Square Tower, 8th Floor, 1-1-39 Hiroo Shibuya-Ku, Tokyo 150-8402 Japan, is the beneficial owner of 833,903 shares (0.27%), with sole voting and dispositive power with respect to those shares; (v) Barclays Global Investors Canada Limited, located at Brookfield Place, 161 Bay Street, Suite 2500, P.O. Box 614, Toronto, Canada, Ontario M5J 2S1, is the beneficial owner of 279,778 shares (0.09%), with sole voting and dispositive power with respect to those shares; and (vi) Barclays Global Investors Australia Limited, located at Level 43, Grosvenor Place, 225 George Street, P.O. Box N43, Sydney, Australia NSW 1220, is the beneficial owner of 13,625 shares (0.00%), with sole voting and dispositive power with respect to those shares. The Schedule 13G does not describe the relationships among the Barclays entities. The computation of the percentage of stock owned by Barclays Global Investors, NA and the other entities is based on the percentages reported in the Schedule 13G.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Eleven directors will be elected at the Annual Meeting of Stockholders to serve for a one-year term expiring at the Annual Meeting of Stockholders expected to be held in April 2010. James F. McCall, whose retirement has been waived by the Board of Directors for the previous two years, will not stand for election and is retiring from the Board in accordance with the Company's Bylaws.

The following table sets forth each nominee director's name, all positions with the Company held by the nominee, the nominee's principal occupation, age and year in which the nominee first became a director of the Company. Each nominee director has agreed to serve if elected.

Nominees	Principal Occupation	Age	Director Since
Larry D. Brady	Former Chairman of the Board and Chief Executive Officer of Intermec, Inc. (industrial technologies). Mr. Brady served as Chairman of Intermec from 2001 to 2007 and as Chief Executive Officer from 2000 to 2007. He served as President of Intermec from 1999 to 2001 and as Chief Operating Officer from 1999 to 2000. Mr. Brady served as President of FMC Corporation from 1993 to 1999. He served as a Vice President of FMC from 1984 to 1989, as Executive Vice President from 1989 to 1993 and was a director from 1989 to 1999. Mr. Brady is a director of Pactiv Corporation and a member of the Advisory Board of Northwestern University's Kellogg School of Management.	66	2004
Clarence P. Cazalot, Jr.	President and Chief Executive Officer and Director since 2002 of Marathon Oil Corporation, formerly known as USX Corporation (diversified petroleum). He served as Vice Chairman of USX Corporation and President of Marathon Oil Company from 2000 to 2001. Mr. Cazalot was with Texaco Inc. from 1972 to 2000, and while at Texaco served in the following executive positions: President of Worldwide Production Operations of Texaco Inc. from 1999 to 2000; President of International Production and Chairman of London-based Texaco Ltd. from 1998 to 1999; President of International Marketing and Manufacturing from 1997 to 1998; President of Texaco Exploration and Production Inc. from 1994 to 1996; and President of Texaco's Latin America/West Africa Division from 1992 to 1994. In 1992, he was named Vice President, Texaco. He is a director and Executive Committee member of both the U.S. Saudi Arabian Business Council and the American Petroleum Institute.	58	2002
Chad C. Deaton	Chairman of the Board, President and Chief Executive Officer of Baker Hughes Incorporated since February 1, 2008. Chairman of the Board and Chief Executive Officer from October 2004 to January 31, 2008. Mr. Deaton was President and Chief Executive Officer of Hanover Compressor Company (compression services) from 2002 through October 2004. He was a Senior Advisor to Schlumberger Oilfield Services (oilfield services) from 1999 to September 2001 and was an Executive Vice President from 1998 to 1999. Mr. Deaton is a director of CARBO Ceramics, Inc. and Ariel Corporation. He is also a director of Junior Achievement of Southeast Texas, Houston Achievement Place, Greater Houston Partnership and a member of the Society of Petroleum Engineers Industry Advisory Council.	56	2004
Edward P. Djerejian	Director of the James A. Baker III Institute for Public Policy at Rice University since 1994. Ambassador Djerejian served as U.S. Ambassador to Israel from 1993 to 1994. He served as Assistant Secretary of State for Near Eastern Affairs from 1991 to 1993. Ambassador Djerejian also served as U.S. Ambassador to the Syrian Arab Republic from 1988 to 1991, as Deputy Assistant Secretary of Near Eastern and South Asian Affairs from 1986 to 1988 and as Special Assistant to the President and Deputy Press Secretary for Foreign Affairs from 1985 to 1986. He is a director of Global Industries, Ltd. and Occidental Petroleum.	69	2001

Nominees (cont'd.)	Principal Occupation	Age	Director Since
Anthony G. Fernandes	Former Chairman, President and Chief Executive Officer of Phillip Services Corporation (diversified industrial services provider) from August 1999 to April 2002. He was Executive Vice President of ARCO (Atlantic Richfield Company) from 1994 to 1999, President of ARCO Coal, a subsidiary of ARCO, from 1990 to 1994 and Corporate Controller of ARCO from 1987 to 1990. Mr. Fernandes serves on the Boards of Black & Veatch, Cytec Industries and ABM Industries, Inc.	63	2001
Claire W. Gargalli	Former Vice Chairman, Diversified Search and Diversified Health Search Companies (executive search consultants) from 1990 to 1998. Ms. Gargalli served as President and Chief Operating Officer of Equimark from 1984 to 1990. During that period, she also served as Chairman and Chief Executive Officer of Equimark's two principal subsidiaries, Equibank and Liberty Bank. Ms. Gargalli is a director of Praxair, Inc., Virginia National Bank and BioMotion Analytics. She is also a trustee emeritus of Carnegie Mellon University and Middlebury College.	66	1998
Pierre H. Jungels	President of the Institute of Petroleum until June 2003. From 1997 through 2001 Dr. Jungels served as a Director and Chief Executive Officer of Enterprise Oil, plc. In 1996, Dr. Jungels served as the Managing Director of Exploration and Production at British Gas plc. Dr. Jungels is Chairman of Rockhopper Exploration plc and Oxford Catalysts plc. He is also a director of Woodside Petroleum Ltd. and Imperial Tobacco Group plc. Various positions from 1974 to 1995 at PetroFina SA, including Executive Director from 1989 to 1995.	65	2006
James A. Lash	Chairman of Manchester Principal LLC and its predecessor company (high technology venture capital firm) since 1982. Former First Selectman, Greenwich, Connecticut (city government) from 2003 to 2007. Mr. Lash also served as Chairman and Chief Executive Officer of Reading Tube Corporation from 1982 to 1996. Mr. Lash is a director of the East West Institute and a trustee of the Massachusetts Institute of Technology.	64	2002
J. Larry Nichols	Chairman of the Board and Chief Executive Officer of Devon Energy Corporation (independent energy company). Mr. Nichols has served as Chairman of Devon Energy Corporation since 2000, as Chief Executive Officer since 1980 and was President from 1976 until May 2003. Mr. Nichols serves as a director of SONIC Corp. as well as several trade associations relevant to the oil and gas exploration and production business.	66	2001
H. John Riley, Jr.	Former Chairman of the Board of Cooper Industries, Ltd. (diversified manufacturer) from May 1996 to February 2006. He was Chief Executive Officer of Cooper Industries from 1995 to 2005. He was Executive Vice President, Operations of Cooper Industries from 1982 to 1992, Chief Operating Officer from 1992 to 1995 and President from 1992 to 2004. Mr. Riley is a director of The Allstate Corporation, Westlake Chemical Corporation, and Post Oak Bank, N.A. Mr. Riley also serves as a director of Junior Achievement of Southeast Texas and the National Association of Corporate Directors and as a trustee of the Museum of Fine Arts, Houston and Syracuse University.	68	1997
Charles L. Watson	Senior Advisor to Eagle Energy Partners and Electricite de France (energy marketing) since 2008, Chairman of Eagle Energy Partners from 2003 to 2008, Chairman of Wincrest Ventures, L.P. (private investments) since January 1994, Chairman of Collegiate Zone LP since 2004 and Chairman of Sigma Chi Foundation since 2005. Managing Director of Lehman Brothers from 2007 to 2008. Founder, Chairman and Chief Executive Officer of Dynegy Inc. (diversified energy) and its predecessor companies from 1985 to 2002. Mr. Watson is also a board member of Mainstream Renewable Power, Shona Energy Partners, Baylor College of Medicine, Angeleno Investors, L.P. and the Greater Houston Partnership.	59	1998

It is the policy of the Board of Directors that any nominee for director who receives a "withhold" vote representing a majority of the votes cast for his or her election would be required to submit a letter of resignation to the Board's Governance Committee. The Governance Committee would recommend to the Board whether or not the resignation should be accepted. Pursuant to the Company's Bylaws, in case of a vacancy on the Board of Directors, a majority of the remaining directors will appoint a successor, and the director so appointed will hold office until the next annual meeting or until his or her successor is elected and qualified or until his or her earlier death, retirement, resignation or removal.

CORPORATE GOVERNANCE

The Company's Board of Directors believes the purpose of corporate governance is to maximize stockholder value in a manner consistent with legal requirements and the highest standards of integrity. The Board has adopted and adheres to corporate governance practices, which practices the Board and management believe promote this purpose, are sound and represent best practices. The Board continually reviews these governance practices, Delaware law (the state in which the Company is incorporated), the rules and listing standards of the NYSE and SEC regulations, as well as best practices suggested by recognized governance authorities. The Board has established the Company's Corporate Governance Guidelines as the principles of conduct of the Company's business affairs to benefit its stockholders, which guidelines conform to the NYSE corporate governance listing standards and SEC rules. The Corporate Governance Guidelines are posted under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor* and are also available upon request to the Company's Corporate Secretary.

Board of Directors

During the fiscal year ended December 31, 2008, the Board of Directors held seven meetings, and each director attended more than 92% of the total number of meetings of the Company's Board of Directors and of the respective Committees on which he or she served. During fiscal year 2008, each independent non-management director was paid an annual retainer of $60,000. The Audit/Ethics Committee Chairman received an additional annual retainer of $20,000. Each of the other non-management Committee Chairmen received an additional annual retainer of $15,000. Each of the members of the Audit/Ethics Committee, excluding the Chairman, received an additional annual retainer of $10,000. Each of the members, excluding the Chairmen, of the Compensation, Finance and Governance Committees received an additional annual retainer of $5,000. Each non-management director also received annual non-retainer equity in a total amount of $150,000, in the form of (i) restricted shares of the Company's Common Stock with a value of $100,000 issued in January of each year that generally will vest one-third on the annual anniversary date of the award (however, the restricted shares, to the extent not previously vested or forfeited, will become fully vested on the annual meeting of stockholders next following the date the non-management director attains the age of 72); and (ii) options to acquire the Company's Common Stock with a value of $25,000 issued in each of January and July. The options will vest one-third each year beginning on the first anniversary date of the grant of the option. The Company previously provided benefits under a Directors Retirement Plan, which Plan remains in effect until all benefits accrued thereunder are paid in accordance with the current terms and conditions of that Plan. No additional benefits have been accrued under the Plan since December 31, 2001.

Effective January 1, 2009, the annual retainer for each independent non-management director was increased from $60,000 to $75,000, and annual non-retainer equity for each non-management director was increased in total amount from $150,000 to $200,000, in the form of (i) restricted shares of the Company's Common Stock with a value of $140,000 issued in January of each year that generally will vest one-third on the annual anniversary date of the award (however, the restricted shares, to the extent not previously vested or forfeited, will become fully vested on the annual meeting of stockholders next following the date the non-management director attains the age of 72); and (ii) options to acquire the Company's Common Stock with a value of $30,000 issued in each of January and July. Also effective January 1, 2009, the Lead Director receives an additional annual retainer of $15,000.

Director Independence

All members of the Board of Directors, other than the Chairman, President and Chief Executive Officer, Mr. Deaton, satisfy the independence requirements of the NYSE. In addition, the Board has adopted a "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert" ("Policy for Director Independence") included as Exhibit C to the Corporate Governance Guidelines and attached as Annex B to this Proxy Statement. Such Policy supplements the NYSE independence requirements. Directors who meet these independence standards are considered to be "independent" as defined therein. The Board has determined that all the nominees for election at this Annual Meeting, other than Mr. Deaton, meet these standards.

Regularly Scheduled Executive Sessions of Non-Management Directors

Pursuant to the Corporate Governance Guidelines, executive sessions of independent non-management directors are held at every regularly scheduled meeting of the Board of Directors and at such other times as the Board deems appropriate. The Governance Committee reviews and recommends to the Board a director to serve as Lead Director during executive sessions. Currently, Mr. Riley serves as the Lead Director during the executive sessions of independent non-management directors.

Committees of the Board

The Board of Directors has, in addition to other committees, an Audit/Ethics Committee, a Compensation Committee and a Governance Committee. The Audit/Ethics, Compensation and Governance Committees are comprised solely of independent non-management directors in accordance with NYSE corporate governance listing standards. The Board of Directors adopted charters for the Audit/Ethics, Compensation and Governance Committees that comply with the requirements of the NYSE standards, applicable provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and SEC rules. Each of the charters has been posted and is available for public viewing under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor* and are also available upon request to the Company's Corporate Secretary.

Committee Memberships 2008

Audit/Ethics	Compensation	Executive	Finance	Governance
Anthony G. Fernandes (C)	H. John Riley, Jr. (C)	Chad C. Deaton (C)	Larry D. Brady (C)	Clarence P. Cazalot, Jr. (C)
Larry D. Brady	Edward P. Djerejian	Clarence P. Cazalot, Jr.	Claire W. Gargalli	Edward P. Djerejian
Clarence P. Cazalot, Jr.	Claire W. Gargalli	H. John Riley, Jr.	Pierre H. Jungels	Anthony G. Fernandes
James A. Lash	Pierre H. Jungels	Charles L. Watson	James A. Lash	James F. McCall
James F. McCall	J. Larry Nichols		Charles L. Watson	H. John Riley, Jr.
J. Larry Nichols				Charles L. Watson

Audit/Ethics Committee

The Audit/Ethics Committee held fourteen meetings during fiscal year 2008. The Board of Directors has determined that each of the Audit/Ethics Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence." The Audit/Ethics Committee Charter is attached as Annex C to this Proxy Statement and can be accessed electronically under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor*. The General Auditor and the Corporate internal audit function report directly to the Audit/Ethics Committee. The Company's Corporate Audit Department sends written reports quarterly to the Audit/Ethics Committee on its audit findings and the status of its internal audit projects. The Audit/Ethics Committee provides assistance to the Board of Directors in overseeing matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's disclosure controls and internal controls, the quality and integrity of the quarterly and annual financial statements of the Company, the performance of the Company's internal audit function, the review and pre-approval of the current year audit and non-audit fees and the Company's risk analysis and risk management procedures. In addition, the Audit/Ethics Committee oversees the Company's compliance programs relating to legal and regulatory requirements. The Audit/Ethics Committee has developed "Procedures for the Receipt, Retention and Treatment of Complaints" to address complaints received by the Company regarding accounting, internal controls or auditing matters. Such procedures are included as Exhibit F to the Corporate Governance Guidelines. The Corporate Governance Guidelines are posted under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor* and are also available upon request to the Company's Corporate Secretary.

The Audit/Ethics Committee also is responsible for the selection and hiring of the Company's Independent Registered Public Accounting Firm. To promote independence of the audit, the Audit/Ethics Committee consults separately and jointly with the Company's Independent Registered Public Accounting Firm, the internal auditors and management.

The Board has reviewed the experience of the members of the Audit/Ethics Committee and has found that each member of the Committee meets the qualifications to be an "audit committee financial expert" under the SEC rules issued pursuant to SOX. The Board has designated Anthony G. Fernandes as the member of the Committee who serves as the "audit committee financial expert" of the Company's Audit/Ethics Committee.

Compensation Committee

The Compensation Committee held seven meetings during fiscal year 2008. The Board of Directors has determined that the Compensation Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence." The Compensation Committee Charter can be accessed electronically under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor*. The functions performed by the Compensation Committee include reviewing and approving Baker Hughes' executive salary and bonus structure; reviewing Baker Hughes' stock option plans (and approving grants thereunder), employee retirement plans and the employee stock purchase plan; setting bonus goals; approving salary and bonus awards to key executives; recommending incentive compensation and stock award plans for approval by stockholders; and reviewing management succession plans.

Governance Committee

The Governance Committee held four meetings during fiscal year 2008. The Board of Directors has determined that the Governance Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence." A current copy of the Governance Committee Charter can be accessed electronically under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor*. The functions performed by the Governance Committee include overseeing the Company's corporate governance affairs, health, safety and environmental compliance functions and monitoring compliance with the Corporate Governance Guidelines. In addition, the Governance Committee proposes candidates for the Board of Directors, proposes candidates to fill vacancies on the Board, reviews the structure and composition of the Board, considers the qualifications required for continuing Board service and recommends directors' compensation. The Governance Committee annually reviews the Company's Policy Statement on Shareholders' Rights Plans and reports any recommendations to the Board of Directors.

The Governance Committee has implemented policies regarding Board membership. The Governance Committee will consider candidates based upon the size and existing composition of the Board, the number and qualifications of candidates, the benefit of continuity on the Board and the relevance of the candidate's background and experience to issues facing the Company. The criteria used for selecting directors are described in the Company's "Guidelines for Membership on the Board of Directors," included as Exhibit A to the Corporate Governance Guidelines, and are attached as Annex D to this Proxy Statement. In addition, the Company has established a formal process for the selection of candidates, as described in the Company's "Selection Process for New Board of Directors Candidates" included as Exhibit B to the Corporate Governance Guidelines, and candidates are evaluated based on their background, experience and other relevant factors as described in the Guidelines for Membership on the Board of Directors. The Board and the Governance Committee will evaluate candidates properly proposed by stockholders in the same manner as all other candidates.

The Governance Committee has established, in accordance with the Company's Bylaws regarding stockholder nominees, a policy that it will consider director candidates recommended by stockholders. Recommendations that stockholders desire to make for the 2010 Annual Meeting should be submitted between October 14, 2009 and November 13, 2009 in accordance with the Company's Bylaws and "Policy and Submission Procedures for Stockholder Recommended Director Candidates" included as Exhibit D to the Corporate Governance Guidelines, which are posted under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor* and are also available upon request to: Chairman, Governance Committee of the Board of Directors, P.O. Box 4740, Houston, Texas, 77210, or to the Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas, 77019. Such recommendations should be accompanied by the information required under the Company's Bylaws for stockholder nominees and in accordance with the Company's Policy and Submission Procedures for Stockholder Recommended Director Candidates.

Each of the current nominees for director listed under the caption "Election of Directors" is an existing director standing for election. In connection with the 2009 election of directors, the Company has not paid any fee during 2008 or 2009 to a third party to identify or evaluate or to assist in identifying or evaluating such nominees. In connection with the 2009 Annual Meeting, the Governance Committee did not receive any recommendation for a nominee proposed from any stockholder or group of stockholders.

Stock Ownership by Directors

Each independent non-management director is expected to own at least four times his or her annual retainer in Company Common Stock. Such ownership level should be obtained within a reasonable period of time following the director's election to the Board. All independent non-management directors have met their ownership requirements.

Stockholder Communications with the Board of Directors

The Company's Annual Meeting provides an opportunity each year for stockholders to ask questions of or otherwise communicate directly with members of the Company's Board of Directors on matters related to the Company. In accordance with the Company's "Annual Meeting Director Attendance Policy," which has been incorporated into the Corporate Governance Guidelines, all directors and nominees for election as directors are requested and encouraged to personally attend the Company's Annual Meeting. All of the Company's 2008 and 2009 director nominees attended the Company's 2008 Annual Meeting.

To provide the Company's stockholders and other interested parties with a direct and open line of communication to the Company's Board of Directors, a process has been established for communications with any member of the Board of Directors, including the Company's Lead Director, the Chairman of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, or Finance Committee or with the independent non-management directors as a group. Stockholders may communicate with any member of the Board, including the Company's Lead Director, the Chairman of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, or Finance Committee or with the independent non-management directors of the Company as a group, by sending such written communication to the Company's Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas, 77019. The procedures for "Stockholder Communications with the Board of Directors," attached as Annex E to this Proxy Statement, are also included as Exhibit E to the Corporate Governance Guidelines and can be accessed electronically under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor* and are also available upon request to the Company's Corporate Secretary.

Business Code of Conduct

The Company has a Business Code of Conduct that applies to all officers, directors and employees, which includes the code of ethics for the Company's chief executive officer, chief financial officer, chief accounting officer or controller and all other persons performing similar functions within the meaning of the securities laws and regulations. Each of the Company's officers has certified compliance with the Company's Business Code of Conduct and the applicable NYSE and SOX provisions. The Company's Business Code of Conduct and Code of Ethical Conduct Certification are posted under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor* and are also available upon request to the Company's Corporate Secretary.

SECURITY OWNERSHIP OF MANAGEMENT

Set forth below is certain information with respect to beneficial ownership of the Common Stock as of February 26, 2009 by each director nominee, the persons named in the Summary Compensation Table below and the directors and executive officers as a group. The table includes transactions effected prior to the close of business on February 26, 2009.

	Shares Beneficially Owned			
Name	Shares Owned as of February 26, 2009	Shares Subject to Options Which Are or Will Become Exercisable Prior to April 26, 2009	Total Beneficial Ownership as of April 26, 2009	% of Class[1]
Larry D. Brady	11,844[2]	1,254	13,098	–
Clarence P. Cazalot, Jr.	13,435[2]	2,981	16,416	–
Edward P. Djerejian	13,435[2]	1,000	14,435	–
Anthony G. Fernandes	17,017[2]	10,776	27,793	–
Claire W. Gargalli	16,931[2]	2,981	19,912	–
Pierre H. Jungels	8,635[2]	667	9,302	–
James A. Lash	13,435[2]	2,981	16,416	–
James F. McCall	9,435[2]	1,000	10,435	–
J. Larry Nichols	15,435[2]	2,981	18,416	–
H. John Riley, Jr.	26,435[2]	2,981	29,416	–
Charles L. Watson	22,387[2]	13,018	35,405	–
Chad C. Deaton	262,040[3]	393,969	656,009	–
Peter A. Ragauss	73,366[4]	59,669	133,035	–
James R. Clark	27,212	24,000	51,212	–
Alan R. Crain	63,649[5]	50,437	114,086	–
David H. Barr	47,818	30,441	78,259	–
Martin S. Craighead	50,839[6]	39,415	90,254	–
All directors and executive officers as a group (29 persons)	934,467	760,369	1,697,836	–

(1) No percent of class is shown for holdings of less than 1%.

(2) Includes 4,797 shares issued as a restricted stock award on January 21, 2009, which award will vest one-third on each of January 21, 2010, 2011 and 2012, or, if earlier, on the date of the annual meeting of stockholders next following the date the independent non-management director attains age 72.

(3) Includes 15,000 shares awarded on August 11, 2008, which award will vest one-third on each of August 11, 2009, 2010 and 2011 and 72,824 shares awarded on January 21, 2009, which award will vest one-third on each of January 21, 2010, 2011 and 2012.

(4) Includes 7,000 shares awarded on August 11, 2008, which award will vest one-third on each of August 11, 2009, 2010 and 2011 and 21,419 shares awarded on January 21, 2009, which award will vest one-third on each of January 21, 2010, 2011 and 2012.

(5) Includes 5,000 shares awarded on August 11, 2008, which award will vest one-third on each of August 11, 2009, 2010 and 2011 and 16,210 shares awarded on January 21, 2009, which award will vest one-third on each of January 21, 2010, 2011 and 2012.

(6) Includes 5,000 shares awarded on August 11, 2008, which award will vest one-third on each of August 11, 2009, 2010 and 2011 and 15,422 shares awarded on January 21, 2009, which award will vest one-third on each of January 21, 2010, 2011 and 2012.

CHARITABLE CONTRIBUTIONS

During the fiscal year ended December 31, 2008, the Company did not make any contributions to any charitable organization in which an independent, non-management director served as an executive officer, that exceeded the greater of $1 million or 2% of the charitable organization's consolidated gross revenues.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), requires executive officers, directors and persons who beneficially own more than 10% of the Common Stock to file initial reports of ownership and reports of changes in ownership with the SEC and the NYSE. SEC regulations require executive officers, directors, and greater than 10% beneficial owners to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of those forms furnished to the Company and written representations from the executive officers and directors, the Company believes its executive officers and directors complied with all applicable Section 16(a) filing requirements during the fiscal year ended December 31, 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board has adopted procedures for review and approval or ratification of transactions with "related persons." We subject the following related persons to these procedures: directors, director nominees, executive officers and any immediate family members of these persons.

The Board annually re-evaluates the independence of any related person for any transactions, arrangements or relationships, or any series of similar transactions, arrangements or relationships in which any director, director nominee, executive officer, or any immediate family member of those persons could be a participant, the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

COMPENSATION DISCUSSION AND ANALYSIS

Oversight of Executive Compensation Program

The Compensation Committee of our Board of Directors (the "Compensation Committee") oversees our compensation programs and is charged with the review and approval of annual compensation decisions relating to our executives. Our compensation programs include programs that are designed specifically for (1) our most senior executives officers ("Senior Executives"), which include the Principal Executive Officer ("PEO") and the other named executive officers in the Summary Compensation Table (the "NEOs"); (2) employees who are designated as executives of the Company ("Executives"), which includes the Senior Executives and (3) a broad base of Company employees.

No Compensation Committee member participates in any of the Company's employee compensation programs in order to preserve their independence in making compensation decisions. Each year we review any and all relationships that each director serving on the Compensation Committee may have with us, and the Board of Directors reviews our findings. The Board of Directors has determined that none of the Compensation Committee members has any material business relationships with us.

The responsibilities of the Compensation Committee related to compensation decisions and policies include, among others, annually (i) reviewing and approving the Company's general compensation strategies and objectives; (ii) reviewing and approving the Company's goals and objectives relevant to the PEO's compensation, evaluating the PEO's performance in light of such goals and objectives, and determining the PEO's compensation level based on this evaluation and other relevant information; (iii) reviewing and approving the individual elements of total compensation for the Senior Executives; (iv) reviewing with the PEO and the Board matters relating to management succession, including compensation-related issues, as well as maintaining and reviewing a list of potential successors to the PEO; (v) making recommendations to the Board regarding all employment agreements, severance agreements, change in control provisions and agreements and any special supplemental benefits applicable to the Executives; (vi) assuring that the Company's incentive compensation program, including the annual and long-term incentive plans, is administered in a manner consistent with the Company's compensation strategy in regards to participation, target awards, financial goals and actual awards paid to Senior Executives; (vii) approving and/or recommending to the Board new incentive compensation plans and equity-based compensation plans, and submitting them for stockholder approval where appropriate; (viii) approving revisions to salary increases for the Senior Executives and reviewing compensation arrangements of the Senior Executives; (ix) reviewing and reporting to the Board the levels of stock ownership by the Senior Executives in accordance with the Stock Ownership Policy; (xi) reviewing the Company's employee benefit programs and recommending for approval all committee administrative changes that may be subject to the approval of the stockholders or the Board; and (xii) producing an annual compensation committee report for inclusion in the Company's Proxy Statement in accordance with applicable rules and regulations.

Compensation Consultant

The Compensation Committee has retained Cogent Compensation Partners, Inc. since 2008 as its independent compensation consultant. Cogent advises the Compensation Committee on matters related to the Senior Executives' compensation and general compensation programs, including industry best practices. It is planned that this relationship will continue during 2009.

Cogent assists the Compensation Committee by providing comparative market data on compensation practices and programs (the "Survey Data") based on an analysis of ten publicly traded, energy-related companies that are competitors of ours (the "Peer Group") plus published compensation survey information from the 2007 Mercer Executive Compensation Benchmark Database. The Peer Group, which annually is reviewed and approved by the Compensation Committee with the assistance of Cogent, is used to benchmark executive compensation levels against companies that have executive positions with responsibilities similar in breadth and scope to ours and have global businesses that compete with us for executive talent. With such information, the Compensation Committee reviews and analyzes compensation for each Senior Executive and makes adjustments as appropriate. The following ten companies comprise the Peer Group: Anadarko Petroleum Corporation, Apache Corporation, BJ Services Company, Devon Energy Corporation, Halliburton Company, National Oilwell Varco Incorporated, Schlumberger Limited, Smith International Incorporated, Transocean Incorporated and Weatherford International Limited. An analysis based on recent financial data shows that amongst our Peer Group we ranked fifth in revenue as of December 31, 2007 and eighth in market capitalization as of August 31, 2008. The Compensation Committee reviews the Survey Data annually. The Survey Data and general economic conditions and marketplace compensation trends are evaluated with the assistance of Cogent.

Cogent advises the Compensation Committee in (1) determining base salaries for Senior Executives, (2) setting individual performance goals and award levels for Senior Executives for the Long-Term Incentive Plan performance cycle and (3) designing and determining individual grant levels for the long-term incentive awards for Senior Executives.

From time to time Cogent provides advice to the Governance Committee with respect to reviewing and structuring our policy regarding fees paid to our directors as well as other equity and non-equity compensation awarded to independent, non-management directors, including designing and determining individual grant levels for the 2008 long-term incentive awards.

Management has retained Stern Stewart & Co., an independent consultant, since January 2006 to assist the Committee by making recommendations on Baker Value Added ("BVA") targets used in the Long-Term Incentive Plan as a measure for Performance Units. Stern Stewart & Co. was retained for this specific purpose due to the fact that they are the originators of the Economic Value Added financial measure on which BVA is based. The relationship with Stern Stewart & Co. continued in 2008 and it is planned that it will continue during 2009. All other consulting on best practices and market compensation levels are provided by Cogent.

Overview of Compensation Philosophy and Program

The purpose of our compensation program is to reward exceptional organizational and individual performance. The following compensation objectives are considered in setting the compensation programs for our Senior Executives:

- drive and reward performance that supports the Company's core values of integrity, teamwork, performance and learning;
- provide a significant percentage of total compensation that is at-risk, or variable, based on predetermined performance criteria;
- require significant stock holdings to align the interests of Senior Executives with those of stockholders;
- design competitive total compensation and rewards programs to enhance our ability to attract and retain knowledgeable and experienced Senior Executives; and
- set compensation and incentive levels that reflect competitive market practices.

To reward both short and long-term performance in the compensation program and in furtherance of our compensation objectives noted above, our executive compensation philosophy includes the following two general principles:

(i) **Compensation levels should be competitive and should be related to performance**

The Compensation Committee reviews the Survey Data to ensure that the compensation program is competitive with the Peer Group. We believe that a competitive compensation program is essential to our ability to attract and retain Senior Executives. The Compensation Committee also believes that a significant portion of a Senior Executive's compensation should be tied to performance. For this reason our incentive plans have been based on the performance of the overall Company and if applicable, the Executive's business unit or division. The Compensation Committee also considers a Senior Executive's individual performance in determining salary increases, annual incentives, and the granting of long-term incentive awards. In assessing performance, the Compensation Committee considers financial and non-financial performance indicators. During periods when performance meets or exceeds the established objectives, Senior Executives should be paid at, or more than, expected levels, respectively. When our performance does not meet key objectives, incentive award payments, if any, should be less than such levels.

(ii) **Incentive compensation should represent a large portion of a Senior Executive's total compensation and should balance short and long-term performance**

The Company deemphasizes fixed compensation paid to Senior Executives in order to minimize costs when Company performance is not optimum. A significant portion of the Senior Executives' compensation is incentive compensation, which provides them with an incentive to increase Company profitability and stockholder return. The largest portion of total compensation is delivered in the form of variable compensation. Our variable compensation programs consist of our short-term incentive plan and long-term incentives, made up of stock options, restricted stock awards ("RSAs"), restricted stock units ("RSUs"), and performance units. Less than fifty percent of each Senior Executive's compensation package is contingent solely upon continued employment and the remainder is at risk and contingent on Senior Executives driving Company financial success.

While both short and long-term incentives drive the final compensation levels for Senior Executives, the Committee encourages a balance between short and long-term business goals by employing both types of compensation programs. Our incentive plans are established to emphasize long-term decision making. Because the value of our long-term incentive opportunity is meaningfully higher than the short-term incentive opportunity, we believe our Executives are properly motivated to manage the business for the long-term. The following pie chart demonstrates the allocation of total direct compensation between base salary, short term incentives and long-term incentives for the PEO and the average of the other NEOs:


PEO
Base Salary, 11%
ICP, 10%
LTI, 79%


NEOs
Base Salary, 17%
ICP, 15%
LTI, 68%

Financial Metrics Used in Compensation Programs

Several financial metrics are commonly referenced in defining Company performance for Senior Executive compensation. These metrics and their use in annual and long-term incentive programs is described below. The impact of certain items that are extraordinary, unusual in nature, infrequent in occurrence, related to the acquisition or disposal of a business, or related to a change in accounting principle, all as determined in accordance with standards established by Opinion No. 30 of the Accounting Principles Board (APB No. 30), other applicable accounting rules, or consistent with Company policies and practices for measuring the achievement of performance goals on the date the Compensation Committee establishes the performance goal ("certain identified items") may be excluded from the calculation of these metrics in order to ensure that the metrics consistently reflect Company performance and stockholder return.

Earnings Per Share

To ensure that compensation is proportional to the return on investment earned by stockholders, we use Earnings per Share ("EPS") as a metric for Senior Executives in the Baker Hughes Incorporated Annual Incentive Compensation Plan, as amended (the "Annual Incentive Plan"). EPS is generally defined as our net income divided by the weighted average number of shares outstanding during that period. Certain identified items (as defined above) are generally excluded from the EPS calculation for purposes of determining Annual Incentive Compensation payouts. The exclusion of certain identified items from the EPS calculation causes EPS to be a non-GAAP measure for purposes of determining Annual Incentive Compensation payouts.

Profit After Tax

A related metric used in the annual incentive calculations is profit after tax ("PAT"). PAT means revenues minus cost of sales (the cost of products sold and the cost of providing services, including personnel costs, repair and maintenance costs, freight/custom, depreciation and other costs directly relating to the service provided) minus operating expenses (costs incurred in non-manufacturing areas to provide products and services to customers (e.g., finance and administrative support), minus income taxes. The use of this metric allows us to reward Senior Executives for meeting targets related to actual operating profit earned each year. PAT is a non-GAAP measure because the impact of certain identified items is excluded. We believe that PAT is useful because it is a consistent measure of the underlying results of our business. Furthermore, management uses PAT internally as a measure of the performance of our operations.

Baker Value Added

BVA is a non-GAAP measure that supplements traditional accounting measures to evaluate the return on capital invested in the business. BVA is calculated as our financial return in a given period less our capital charge for that period. Our financial return is defined as (i) profit before tax (as defined below) plus interest expense, multiplied by (ii) 1 minus the applicable tax rate. Our capital charge is defined as (i) the weighted average cost of capital determined for the Company for the period multiplied by (ii) the average capital employed. Profit before tax is calculated as total revenues (including interest and dividend income) minus total costs and expenses (including interest expense).

Review of Senior Executive Performance

The Compensation Committee reviews, on an annual basis, each compensation element of a Senior Executive. In each case, the Compensation Committee takes into account the scope of responsibilities and experience and balances these against competitive salary levels. The Compensation Committee has the opportunity to meet with the Senior Executives at various times during the year, which allows the Compensation Committee to form its own assessment of each Senior Executive's performance.

In addition, each year, the PEO presents to the Compensation Committee his evaluation of each of the other Senior Executives, which includes a review of contribution and performance over the past year, strengths, weaknesses, development plans and succession potential. Following this presentation and a review of the Survey Data, the Compensation Committee makes its own assessments and approves compensation for each Senior Executive.

In this way all compensation elements are reviewed and approved by the Compensation Committee. The PEO, as the direct manager of the NEOs, provides input on their individual performance and recommends specific compensation changes for his direct reports; however, the Committee retains ultimate approval for any compensation changes. The PEO makes no recommendations to the Compensation Committee regarding his own compensation. The Committee does take into consideration the NEOs' total compensation, including base salary annual incentives and long-term incentives, both cash and equity, when considering market based adjustments to the NEOs' compensation. Additionally, the Committee, with the assistance of Cogent, is responsible for reviewing all compensation metrics and targets for all of the Senior Executives and is responsible for approving any adjustments to those metrics and targets.

Components of the Executive Compensation Program

The total compensation and benefits program for Senior Executives consists of the following:

- base salaries;
- annual incentive plan;
- long-term incentive compensation;
- retirement, health and welfare benefits; and
- perquisites and perquisite allowance payments.

The Compensation Committee targets different compensation levels for each element of compensation as well as the compensation levels for the PEO and each other NEO based upon his level of responsibility to the Company (as discussed in more detail below).

Base Salaries

The Compensation Committee targets the median base salary level (50th percentile) of the Survey Data for the base salaries of our Senior Executives. The Committee has strategically decided to target the 50th percentile based on historical performance of the oilfield services industry. Because of the volatility of the industry, Baker Hughes strategically chooses to set base salaries at a competitive level, but not the highest in the market. Base salaries make up a large portion of fixed compensation costs, and our stockholders are served best by minimizing those fixed costs when business activity is low. To employ talented and capable Senior Executives we pay the market median for base salaries. We do not believe we need to pay above the market median, since we provide greater opportunity for earnings through compensation programs which are at risk and dependent on Company performance.

When considering adjustment of a Senior Executive's base salary, the Compensation Committee reviews Survey Data and evaluates the Senior Executive's level of responsibility and experience as well as Company performance. The Compensation Committee also considers the Senior Executive's success in achieving business results, promoting our core values and keys to success, improving health and safety and demonstrating leadership. We believe the Company's keys to success are (i) people contributing at their full potential, (ii) delivering unmatched value to our customers, (iii) being cost efficient in everything we do and (iv) employing our resources effectively.

Benchmarking and aligning base salaries are especially critical to a competitive compensation program. Other elements of our compensation are affected by changes in base salary. Annual incentives are targeted and paid out as a percentage of base salary, and the target levels of long-term incentives are also set as a percentage of base salary. Increases to base salaries, if any, are driven primarily by individual performance and comparative data from the Survey Data.

In determining base salaries, the Compensation Committee also considers the Company's continuing achievement of its short and long-term goals to:

- achieve specific EPS and BVA goals;
- communicate strategy and financial results effectively;
- increase emphasis on employee health and safety; and
- develop human resource capability and reduce attrition.

The Compensation Committee bases its compensation decisions on the Company's performance related to the goals listed above. The Compensation Committee does not rely solely on predetermined formulas or a limited set of criteria when it evaluates the performance of the Senior Executives.

The Compensation Committee usually adjusts base salaries for Senior Executives when:

- the current compensation demonstrates a significant deviation from the Survey Data;
- recognizing outstanding individual performance; or
- recognizing an increase in responsibility.

If, in this review of individual performance and market salary data, the Compensation Committee finds that the Senior Executive is paid competitively at the 50th percentile of the market based upon the Survey Data, and has exhibited exceptional performance during the period under review, the Compensation Committee may award the Senior Executive a merit lump sum instead of a salary increase. The purpose of the merit lump sum is to reward individual performance in the annual review, without increasing the base salary beyond the competitive 50th percentile of market. This allows the Senior Executive to be rewarded for exceptional performance, without the Company incurring the additional costs associated with a base salary increase, including the related compensation tied to base salary, and without increasing salaries over median levels.

In 2008 the Compensation Committee approved base salary increases for each of the Senior Executives. The decision to increase each salary was based on the review of Survey Data from the Peer Group at the 50th percentile and individual performance. In approving the 2008 salary increases, the Compensation Committee reviewed the Survey Data as well as the performance of the Company and each Senior Executive before approving the base salary increases. The new salaries for Senior Executives other than Messrs. Clark, Barr and Craighead were effective in March 2008 at the same time all other merit increases were granted to employees of the Company. The new salaries for Messrs. Barr and Craighead were effective in November 2007. Mr. Clark retired from our employment on January 31, 2008. The Compensation Committee decided not to award any merit lump sums in lieu of salary increases during 2008. The individual performance factors considered by the Compensation Committee in awarding a salary increase to Mr. Deaton were performance factors relating to compliance, talent retention and recruitment, certain acquisitions, and financial improvements. The individual performance factors considered by the Compensation Committee in awarding a salary increase to Mr. Ragauss were performance factors relating to compliance and standardization in the finance function. The individual performance factors considered by the Compensation Committee in awarding a salary increase to Mr. Crain were performance factors relating to compliance and legal entity optimization. The individual performance factors considered by the Compensation Committee in awarding a salary increase to Mr. Barr included performance factors relating to compliance, project management and cost control strategies. The individual performance factors considered by the Compensation Committee in awarding a salary increase to Mr. Craighead included performance factors relating to compliance and accounts receivable targets.

Annual Incentive Plan

The Annual Incentive Plan provides Senior Executives with the opportunity to earn cash bonuses based on the achievement of specific Company-wide, business unit, division or function and individual performance goals. The Compensation Committee designs the annual incentive component of our compensation program to align Senior Executive pay with our annual (short-term) performance. Incentive bonuses are generally paid in cash in March of each year for the prior fiscal year's performance. The payouts for Senior Executives are targeted to pay out at the median (50th percentile) of the Survey Data in years when we reach expected financial performance levels. If we reach, but do not exceed, the financial performance targets for any given year, the incentive payout should be at the median of the Survey Data. However, the Annual Incentive Plan is designed so that in years that financial performance significantly exceeds our financial performance targets, the payouts of the short-term incentive program could exceed the 50th percentile of the Survey Data. The incentive target percentage represents the Senior Executive's annual bonus opportunity if the annual performance goals of the Annual Incentive Plan are achieved.

The Annual Incentive Plan incorporates a set of financial metrics for each Senior Executive. These metrics are selected to drive annual performance. The metrics in the Annual Incentive Plan for the 2008 performance period included the financial metrics of BVA and EPS. On an annual basis the Compensation Committee reviews and may change the metrics of the Annual Incentive Plan. As of the date of this Proxy Statement, the metrics have not changed.

The amount to be paid to each Senior Executive under the Annual Incentive Plan (the "Incentive Amount") is determined by the financial metrics of BVA and EPS, which are combined into an overall value (the "Financial Result"). The Compensation Committee approves three performance levels with respect to the Financial Result, entry level, expected value and over achievement. Entry level is the minimum level of Financial Result for which the Compensation Committee approves any annual incentive payout. If the Company's Financial Result is less than the entry level threshold, then there is no payout for the Incentive Amount in that fiscal year. If we achieve the entry threshold, the Incentive Amount equals 25% of the target incentive compensation, which is a percentage of the Senior Executive's base salary. Expected value is the target level of financial performance. If the Company's Financial Result reaches the expected value threshold, the Incentive Amount equals 100% of target incentive compensation. Over achievement represents a level of financial performance that exceeds the expected value threshold. If the Company's Financial Result reaches the over achievement threshold, the Incentive Amount equals 200% of target incentive compensation. If the Company's Financial Result exceeds the over achievement level, the Incentive Amount will exceed 200% of the Senior Executive's target incentive compensation level. Financial performance between any of the performance levels results in a payout that is determined by interpolation between the two performance level percentages according to the actual Financial Result achieved. The individual bonus opportunities for achievement of bonus objectives above the over achievement level are determined by extrapolation.

Performance targets for all metrics are established at levels that are achievable but still challenge the Company and the individual Senior Executives to perform well. Targets are set such that only exceptional performance will result in payouts above the target incentive and poor performance will result in no incentive payment. Performance targets for each of the Senior Executives are reviewed annually by the Compensation Committee and the target percentages are based upon an extensive review of the Survey Data and an assessment of the Senior Executives' job descriptions and responsibilities.

The EPS goal established by the Compensation Committee for 2008 was $5.29. The non-GAAP EPS for the purpose of the Incentive Amount for 2008 was $5.43. The BVA goal established by the Compensation Committee for 2008 was exceeded by 118.1%, resulting in an overall bonus payment for both the BVA and EPS components of 118.2% of the target incentive compensation threshold.

Each of the Senior Executives received an annual bonus in 2009 based on his individual contributions to the 2008 performance as shown in the Summary Compensation Table on page 23. The maximum annual award possible under the Annual Incentive Plan is $4,000,000. The following table shows the Annual Incentive Plan target incentive compensation for each of the Senior Executives. The differences in percentages are based upon job description and responsibility and are reviewed by the Compensation Committee in light of the Survey Data.

2008 Annual Incentive Plan Targets for Named Executive Officers[1]

	Mr. Deaton	Mr. Ragauss	Mr. Clark	Mr. Crain	Mr. Barr	Mr. Craighead
Target Incentive Compensation (% of Base Salary)	96%	64%	80%	60%	56%	56%

(1) For 2009 the Target Incentive Compensation as a percentage of Base Salary for Messrs. Deaton, Ragauss, Crain, Barr and Craighead will be 96%, 64%, 60%, 56% and 56%, respectively. Mr. Clark retired from our employment on January 31, 2008. Mr. Barr will retire from employment with us on April 30, 2009. Accordingly, any bonus that Mr. Barr receives for 2009 will be prorated based upon his service for us through April 30, 2009. The amounts we will pay to Mr. Barr in connection with his retirement are discussed below under the heading *"Retirement Agreement With David H. Barr."*

Discretionary Bonuses

From time to time we pay the Senior Executives discretionary cash bonuses based upon the achievement of non-financial goals. We made cash-based awards under the 2002 Director & Officer Long-Term Incentive Plan (the "2002 D&O Plan") to certain of our Senior Executives based upon their achievement of non-financial goals during 2008. During 2008 the Compensation Committee established non-financial performance goals for each of our Senior Executives based upon the metrics of health and safety and individual performance.

At the beginning of 2008 the PEO sets specific individual non-financial performance goals for each Senior Executive other than himself. The Compensation Committee established non-financial performance goals for the PEO at the beginning of 2008. Based upon the achievement of those performance goals the Senior Executives had the opportunity to earn discretionary bonuses.

For 2008 the Committee considered input from Cogent in determining the amount of funds available for distribution of the discretionary cash bonuses. This approach called for an amount of bonus funds that could have ranged from 0 to 3 times the sum of the Executives' discretionary bonus targets (the "Bonus Pool"). The table below shows the discretionary bonus targets for each Senior Executive, expressed as a percentage of salary. In determining the appropriate amount of the Bonus Pool, the Compensation Committee considered the overall performance of the Company in light of external market forces and internal strategic objectives. The Compensation Committee determined the amount of the Bonus Pool available for allocation was $565,034 based upon the Company's performance in 2008. Once the amount of Bonus Pool was determined, the Committee awarded Messrs. Deaton, Ragauss, Crain, Barr and Craighead cash awards in the amounts of $277,200, $90,854, $70,980, $63,000 and $63,000, respectively, based upon their performance as compared to their individual performance goals.

For the health and safety metric for 2008 we had a pre-established goal for an acceptable Total Recordable Incident Rate ("TRIR"). The goal for 2008 was a TRIR of less than or equal to 0.75. TRIR measures the total number of incidents multiplied by 200,000, divided by the total number of man-hours worked on a calendar year basis. The 2008 TRIR goal was achieved with an actual TRIR rate of 0.68.

The following table shows the discretionary bonus targets for each of the Senior Executives. The differences in percentages are based upon job description and responsibility and were reviewed by the Compensation Committee in light of the Survey Data.

2008 Discretionary Bonus Targets for Named Executive Officers[1]

	Mr. Deaton	Mr. Ragauss	Mr. Clark	Mr. Crain	Mr. Barr	Mr. Craighead
Target Incentive Compensation (% of Base Salary)	24%	16%	0%	15%	14%	14%

(1) For 2009 the Target Incentive Compensation for discretionary bonuses as a percentage of Base Salary for Messrs. Deaton, Ragauss, Crain, Barr and Craighead will be 24%, 16%, 15%, 14% and 14%, respectively. Mr. Clark retired from employment with us on January 31, 2008. The amounts we paid to Mr. Clark in connection with his retirement are discussed below in the *"Potential Payments Upon Termination or Change in Control"* section under the heading *"Retirement Agreement With James R. Clark."* Mr. Barr will retire from employment with us on April 30, 2009. Accordingly, any bonus that Mr. Barr receives for 2009 will be prorated based upon his service for us through April 30, 2009. The amounts we will pay to Mr. Barr in connection with his retirement are discussed below under the heading *"Retirement Agreement With David H. Barr."*

Long-Term Incentive Compensation

The long-term incentive program allows Senior Executives to increase their compensation over a number of years as stockholder value is increased as a result of a higher stock price or sustained improvements in financial performance over multiple years. Long-term incentives comprise the largest portion of a Senior Executive's compensation package and are consistent with our at-risk pay philosophy. Currently, long-term incentives generally are allocated to Senior Executives in the following percentages: 40% Performance Units, 35% Stock Options and 25% Restricted Stock. The Compensation Committee has approved targeting the 75th percentile of the Survey Data with respect to long-term incentive awards because the majority of long-term incentives are at risk and therefore justify a higher target percentage in relation to the Survey Data.

In 2002, the Compensation Committee and our Board of Directors approved the 2002 D&O Plan for performance-related awards for Senior Executives. Our stockholders approved the 2002 D&O Plan in April 2002. An objective of the 2002 D&O Plan was to align the interests of Senior Executives with stockholders and to provide a more balanced long-term incentive program. Beginning in 2005, the Compensation Committee approved equity awards in shares of restricted stock (or RSUs in non-United States jurisdictions) in addition to the previously offered fixed-price stock options. Capitalized terms used in this section discussing long-term incentive compensation and not otherwise defined herein shall have the meaning assigned to such term in the 2002 D&O Plan.

The Compensation Committee approves the total stock options, restricted stock, performance units and cash-based awards that will be made available to Senior Executives as well as the size of individual grants for each Senior Executive. The amounts granted to Senior Executives vary each year and are based on the Senior Executive's performance, the Survey Data, as well as the Senior Executive's total compensation package. Previous awards and grants, whether vested or unvested, have no impact on the current year's awards and grants.

Stock Options

An important objective of the long-term incentives is to strengthen the relationship between the long-term value of our stock price and the potential financial gain for employees.

Stock options provide Senior Executives with the opportunity to purchase our Common Stock at a price fixed on the grant date regardless of future market price. Stock options generally vest and become exercisable one-third annually after the original award date.

The exercise prices of the stock options granted to the NEOs during fiscal year 2008 are shown in the Grants of Plan-Based Awards Table on page 24. Additional information on these grants, including the number of shares subject to each grant, also is shown in the Grants of Plan-Based Awards Table.

Options generally are granted semi-annually, at the same time as grants to the general eligible employee population, in January and July. Option grants are made at Compensation Committee meetings scheduled in advance to meet appropriate deadlines for compensation-related decisions. Our practice is that the exercise price for each stock option is the market value on the date of grant. Pursuant to the 2002 D&O Plan, the Option Price shall not be less than the fair market value of the shares on the date of grant. The market value on the date of grant is the closing price of our Common Shares on the last trading day immediately preceding the date of grant.

In certain instances, stock options may vest on an accelerated schedule. Retirement may trigger accelerated vesting if a Senior Executive's age plus years of service with us is greater than or equal to 65 years. In this instance, all unvested options will vest as of the retirement date, and the Senior Executive will have three or five years to exercise the options depending on the terms outlined in the stock option award agreement. However, the exercise window may not exceed the original option term.

Additionally, death or disability while employed with the Company will cause all stock options to automatically vest and become exercisable per the terms outlined in the stock option award agreement.

Restricted Stock Awards and Restricted Stock Units

RSAs are intended to aid in retaining key employees, including the Senior Executives, through vesting periods. RSAs provide the opportunity for capital accumulation and more predictable long-term incentive value. In the United States, RSAs are awarded, while outside the United States, we generally utilize RSUs as a performance incentive.

RSAs generally are awarded to Senior Executives once a year in January, at the same time as awards to the general eligible employee population. RSAs are shares of our Common Stock that are awarded with the restriction that the Senior Executive remain with us until the date of vesting. RSAs generally vest one-third annually after the original award date. The purpose of granting RSAs is to encourage ownership of our Common Stock by, and retention of, our Senior Executives. Senior Executives are allowed to vote RSAs as a stockholder based on the number of shares held under restriction. The Senior Executives are also awarded dividends on the RSAs held by them.

Any unvested RSAs generally are forfeited if the Senior Executive terminates employment with the Company or if the Senior Executive fails to meet the continuing employment restriction outlined in the RSA agreement. In the event of death or disability, any unvested RSAs are immediately vested.

RSUs are similar to RSAs, but with a few key differences. An RSU is a commitment by us to issue a share of our Common Stock for each RSU at the time the restrictions in the award agreement lapse. RSUs are provided to Executives who are not on the United States payroll because of the different tax treatment in many other countries. RSU awards are eligible for dividend equivalent payments each time we pay dividends.

Any unvested RSUs are generally forfeited upon termination of employment with the Company if the restrictions outlined in the awards are not met. Any vested shares are fully owned. Additionally, in the event of death or disability, all shares of RSUs are immediately vested.

Performance Units

Performance units represent a significant portion of our long-term incentive program. Forty percent of the long-term incentive value awarded is through performance units, which are certificates of potential value that are payable in cash at the end of a specified performance period. Performance units only pay out if the Company achieves certain BVA targets, typically after a three-year performance period. Failure to achieve the entry level threshold will render the performance unit awards valueless.

Performance units are designed to encourage long-range planning and reward sustained stockholder value creation. The objectives of the performance units are to (i) ensure a long-term focus on capital employment; (ii) develop human resource capability; (iii) enable long-term growth opportunities; (iv) motivate accurate financial forecasting; and (v) reward long-term goal achievement. While stock options, RSAs and RSUs tie directly to our stock price, performance units reward contributions to our financial performance and are not subject to the volatility of the stock market. BVA has been the financial metric used to determine payouts, if any, for performance units.

Performance units are generally awarded once each year in January to Senior Executives at the same time as grants to the general eligible employee population. The performance unit plan operates in overlapping three-year cycles with a payout determined at the end of each cycle.

Performance units are generally forfeited if a Senior Executive voluntarily leaves the Company before the end of the performance cycle. Performance units pay out on a pro rata basis if a Senior Executive retires when the sum of his age and years of service equals at least 65.

When granted, the target value for our performance units is $100 each, though the actual value realized depends on how well we perform against our cumulative BVA targets, which are established by the Compensation Committee with assistance from Stern Stewart & Co. As noted, BVA measures operating PAT less the cost of capital employed and is generally the same BVA measure used in the Annual Incentive Plan.

Each year when performance units have been granted, a new three-year cumulative BVA goal has been set. The following chart specifies the goals for our BVA performance measure and the dollar value per unit at various levels of performance.

Performance Level	Percentage of expected value Target Amount	Performance Unit Value
Below Threshold	0-24%	$ 0
Entry Level	25%	$ 25
Expected Value Target	100%	$ 100
Over Achievement	200%	$ 200

The performance goals for the performance unit awards granted in 2006 for the three-year performance period ending on December 31, 2008 were achieved at the over achievement level of performance. Accordingly, the performance unit value of each performance unit granted in 2006 is $200. The amounts of the performance unit award payments for each of the Senior Executives for the three-year performance period ending on December 31, 2008 are shown in the Summary Compensation Table on page 23. Each of the Senior Executives were granted performance unit awards during 2006, 2007 and 2008, except for Mr. Clark who did not receive a 2008 award.

Tax Implications

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") places a limit of $1,000,000 on the amount of compensation that may be deducted by the Company in any year with respect to the PEO and the other NEOs other than Messrs. Ragauss and Clark unless the compensation is performance-based compensation as described in Section 162(m) and the related regulations, as well as pursuant to a plan approved by the Company's stockholders. We have qualified certain compensation paid to Senior Executives for deductibility under Section 162(m), including (i) certain amounts paid under our Annual Incentive Plan and (ii) certain options and certain other long-term performance-based stock or cash awards granted pursuant to the 1998 Long-Term Incentive Plan and the 2002 D&O Plan. We may from time to time pay compensation to our Senior Executives that may not be deductible, including discretionary bonuses or other types of compensation.

Although the Compensation Committee has generally attempted to structure executive compensation so as to preserve deductibility, it also believes that there are circumstances where our interests are best served by maintaining flexibility in the way compensation is provided, even if it might result in the non-deductibility of certain compensation under the Code.

Although equity awards may be deductible for tax purposes by the Company, the accounting rules pursuant to SFAS 123(R) require that the portion of the tax benefit in excess of the financial compensation cost be recorded to additional paid-in capital.

Employee Stock Purchase Plan

The purpose of the Employee Stock Purchase Plan is to encourage and enable eligible employees to purchase our stock at a discounted rate, thereby keeping the employees' interests aligned with the interests of the stockholders. Senior Executives may participate in this Employee Stock Purchase Plan on the same basis as all other eligible employees.

Eligible employees may elect to contribute on an after-tax basis between 1% and 10% of their annual pay to purchase our Common Stock; provided, however, that an employee may not purchase Common Shares with a value in excess of $25,000 (determined on the date of grant) during any year due to Internal Revenue Service restrictions. Shares are purchased by eligible employees at a 15% discount of the fair market value of our Common Stock on January 1 or December 31, whichever is lower.

The Employee Stock Purchase Plan was adopted by us effective October 1, 1998, and has been continuously in effect since that date. It is proposed that Employee Stock Purchase Plan be amended to replenish the number of shares available for purchase under the Employee Stock Purchase Plan. See Proposal No. 3.

Retirement, Health and Welfare Benefits

We offer a variety of health and welfare and retirement programs to all eligible employees. The Senior Executives generally are eligible for the same benefit programs on the same basis as the rest of the broad-based employees. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, wellness, pharmacy, dental, vision, life insurance and accidental death and disability. Coverage under the life and accidental death and disability programs offer benefit amounts specific to Senior Executives. Senior Executives are eligible to receive reimbursement for certain medical examination expenses. Premiums for supplemental life insurance may be paid from a Senior Executive's perquisite allowance.

We offer retirement programs that are intended to supplement the employee's personal savings and social security. The programs include the Baker Hughes Incorporated Thrift Plan ("Thrift Plan"), which is a 401(k) plan, the Baker Hughes Incorporated Pension Plan ("Pension Plan") and the Baker Hughes Incorporated Supplemental Retirement Plan ("SRP"). All U.S. employees, including Senior Executives, are generally eligible for the Thrift Plan and the Pension Plan. Only U.S. Executives are eligible for the SRP. Non-U.S. employees are covered under different retirement plans. Senior Executives participate in the Thrift Plan and Pension Plan on the same basis as other employees and in the SRP on the same basis as other Executives.

The Thrift Plan allows eligible employees to elect to contribute from 1% to 50% of their eligible compensation to an investment trust. Eligible compensation generally means all wages, salaries and fees for services from the Company. Employee contributions are matched in cash by us at the rate of $1.00 per $1.00 employee contribution for the first 5% of the employee's eligible compensation. Such contributions vest immediately. In addition, we make cash contributions for all eligible employees between 2% and 5% of their salary depending on the employee's age. These cash contributions become fully vested to the employee after three years of service. However, regardless of the number of years of service, an employee is fully vested in his Thrift Plan Base Contribution if the employee retires at age 65 or later, or terminates employment with three years of service, or the employee's employment is terminated due to death or total and permanent disability. The Thrift Plan does not provide our employees the option to invest directly in the Company's stock.

We adopted the Pension Plan, effective January 1, 2002, to supplement the benefits provided through our primary retirement vehicle, the Thrift Plan. The Pension Plan is a tax-qualified, defined benefit plan funded entirely by us. Under the provisions of the Pension Plan, a cash balance account is established for each participant. Age-based pay credits are made quarterly to the accounts as a percentage of eligible compensation. Eligible compensation generally means all wages, salaries and fees for services from the Company.

The following are the quarterly pay crediting rates under the Pension Plan:

Age at End of Quarter	Pay Credit as a Percentage of Quarterly Eligible Compensation
Under age 35	2.0%
35–39	2.5%
40–44	3.0%
45–49	3.5%
50 and older	4.0%

In addition to pay credits, cash balance accounts are credited with interest credits based on the balance in the account on the last day of the quarter, using the annual rate of interest on 30-year Treasury securities as specified by the Secretary of Treasury for the month of August of the preceding calendar year. The interest rate used for determining interest credits in 2008 was 4.93%. An employee is fully vested in his or her Pension Plan account after three years of service. Regardless of the number of years of service, an employee is fully vested if the employee retires at age 65 or later, or retires at age 55 with three years of service, or the employee's employment is terminated due to death or total and permanent disability. In addition, employees who were 55 years or older on January 1, 2002 had their prior years of service with us counted for vesting purposes. Pension Plan benefits in excess of $1,000 are payable in the form of a joint and 75% survivor annuity for married individuals, or subject to spousal consent, or if unmarried, a single lump sum or single life annuity. There are no special provisions for Senior Executives under the Pension Plan.

We adopted the SRP, which was amended and restated effective January 1, 2009, to:

- allow Executives to continue saving toward retirement when, due to compensation and contribution ceilings established under the Code, they can no longer contribute to the Thrift Plan;
- provide Company base, pension and matching contributions that cannot be contributed to the Thrift Plan and Pension Plan due to compensation and contribution ceilings established under the Code; and
- enable covered Executives to defer base and incentive compensation on a tax-deferred basis.

Accordingly, Executive contributions include amounts calculated from an Executive's Thrift Plan pre-tax election on file as of the prior year end on compensation not eligible under the Thrift Plan due to the Code's compensation limit. The Company contributes matching, base and pension contributions on compensation not eligible under the Thrift Plan or Pension Plan based on the Code's compensation limit. Eligible compensation under the Thrift Plan and Pension Plan was limited to $230,000 and pre-tax employee contributions were limited to $15,500 ($20,500 for employees age 50 or older) in 2008. Additionally, Executives may elect to defer eligible compensation each year instead of receiving that amount in current compensation. The Company contributes matching, base and pension contributions on compensation above the compensation ceiling established by the Code and on the Executive's deferred compensation. Company contributions, as a percentage of compensation, are made according to the following schedule:

Age	Base Contribution	Pension Contribution	Matching Contribution
Under Age 35	2.00%	2.00%	5%
35–39	2.50%	2.50%	5%
40–44	3.00%	3.00%	5%
45–49	3.50%	3.50%	5%
50–54	4.00%	4.00%	5%
55–59	4.50%	4.00%	5%
60 or older	5.00%	4.00%	5%

An Executive is fully vested in his or her deferrals and Company matching contributions. Beginning January 1, 2007 Executives generally are fully vested in pension contributions after three years of service. Regardless of the number of years of service, an Executive is fully vested in all contributions if the Executive retires at age 65 or later, or upon the Executive's termination of employment due to the death or total and permanent disability of the Executive. Distribution payments are made upon some specified period after separation from service in accordance with Section 409A of the Code. The methods of distribution include a single lump sum cash payment or annual installments for 2–20 years, with the default election being a lump sum distribution. In-service withdrawals are allowed in compliance with Section 409A of the Code. Hardship withdrawals are allowed in cases of unforeseen severe financial emergencies. All distribution and withdrawal elections are made during annual enrollment except for hardship withdrawals.

The assets of the SRP are invested by the trustee of the SRP rabbi trust. Additional information regarding these benefits and an accompanying narrative disclosure are provided in the Pension Benefits Table and Nonqualified Deferred Compensation Table disclosed on page 26.

Perquisites and Perquisite Allowance Payments

In order to remain competitive with the Peer Group and ensure our ability to attract and retain capable Senior Executives, the Company also provides perquisites that are common to executives in the United States and in our industry. The Compensation Committee annually reviews the perquisite program to ensure competitiveness and fairness. Executives are provided with the following benefits as a supplement to their other compensation:

- Life Insurance & Accidental Death & Dismemberment Coverage: We pay 100% of the premium for both term life insurance and accidental death and dismemberment coverage, equal to two times the Executive's base salary.
- Perquisite Life Insurance: Perquisite life insurance benefits are provided to the Executives in addition to the supplemental life insurance and voluntary life insurance and accidental death and dismemberment coverage available to all employees. The cost of the perquisite life insurance is paid from the Executive's perquisite allowance (as discussed below).
- Short-Term and Long-Term Disability: We pay 100% of the premium cost for these benefit programs for Executives. The short-term disability program provides income replacement at 100% of base pay level for up to six weeks or recovery. The program then pays 75% of the base pay level beginning on week seven up to 26 weeks or recovery. Upon the expiration of the 26-week short-term disability period, the long-term disability program provides income replacement at 60% of the benefits base pay level, up to a maximum of $25,000 per month, until age 65 or recovery per the terms and conditions of the program.
- Executive Physical Program: At our expense each Executive is allowed to have a complete and professional personal physical exam on an annual basis.

In addition Senior Executives are provided with a cash allowance on a quarterly basis that is intended to pay for expenses associated with managing finances, healthcare, communication and entertainment. These expenses are associated with continued employment yet are not considered and may not be reported as business expenses. It is common practice in our industry to provide these personal benefits as perquisites. The Committee has chosen to provide a cash allowance in lieu of providing these benefits directly to Senior Executives, for greater transparency in the value of such benefits and clarity around income tax treatment. While the Compensation Committee intends for such allowance to be applied to applicable benefits, the Senior Executive may apply such amounts to any use in their own discretion.

In addition to the Company-provided basic life insurance coverage of two times the Senior Executive's base salary, Senior Executives may elect additional life insurance coverage through the perquisite program. Additional information regarding these benefits and an accompanying narrative disclosure are provided in the Summary Compensation Table disclosed on page 23.

Severance Plan

Upon certain types of terminations of employment (other than a termination following a change in control of the Company), severance benefits may be paid to the Senior Executives. Additional severance benefits payable to our PEO are addressed in his employment agreement discussed below. The Senior Executives are covered under a general severance plan known as the Baker Hughes Incorporated Executive Severance Plan (the "Severance Plan"). The Severance Plan is designed to attract and retain Senior Executives and to provide replacement income if their employment is terminated because of an involuntary termination other than for cause.

To be eligible to receive benefits under the Severance Plan, a Senior Executive must (i) be an Executive on the date of termination, (ii) be involuntarily terminated and (iii) execute and deliver to the Severance Plan's Administrator a release agreement provided to the participant by the Severance Plan Administrator. No benefits are available or have accrued prior to a participant's employment termination date, and no rights are considered vested until the occurrence of an involuntary termination. We provide the following benefits to a participant who has satisfied the eligibility requirements.

- **Base Compensation –** We will pay the participant a single sum cash severance benefit based on the participant's base compensation at the participant's employment termination date, with the amount of the base compensation benefit determined pursuant to the table below.
- **Outplacement –** Each participant shall be entitled to outplacement assistance at the expense of the Company as shown in the table below.

Severance Plan – Schedule of Benefits for NEOs

Severance Benefits	Details of Benefit
1. Base Compensation	18 months of base compensation using the participant's base compensation for the month in which the participant's employment termination date occurs.
2. Outplacement	Outplacement services will be provided for the greater of 12 months or until such time as the value of the outplacement services reaches the maximum of $10,000. The 12-month period commences with the first day of the month following the month in which the participant's employment termination date occurs.

Employment Agreements

The Company's philosophy is not to enter into employment agreements with Senior Executives; however, we do have an employment agreement with our PEO, dated as of October 25, 2004 and amended and restated effective January 1, 2009. The term of the employment agreement is until October 25, 2010, with automatic one-year renewals unless either party provides a notice not to extend the employment agreement at least thirteen months prior to the then current expiration date. During the term of the employment agreement, Mr. Deaton is entitled to receive the following, all as established from time to time by the Board of Directors or the Compensation Committee:

- a base salary;
- the opportunity to earn annual cash bonuses in amounts that may vary from year to year and that are based upon achievement of performance goals;
- long-term incentives in the form of equity-based compensation no less favorable than awards made to other Senior Executives and that are commensurate with awards granted to PEOs of other public companies of a similar size to the Company; and
- benefits and perquisites that other officers and employees of the Company are entitled to receive.

Mr. Deaton's base salary is to be reviewed at least annually during the term of the employment agreement and may be increased (but not decreased) based upon his performance during the year.

Upon the termination of Mr. Deaton's employment, due to his disability or his death, he or his beneficiary is to be paid a lump sum in cash equal to one-half his then base salary for each year (prorated for partial years) during the remaining term of the employment agreement and a lump sum in cash equal to his expected value incentive bonus for the year of termination. For purposes of Mr. Deaton's employment agreement, disability is defined as any incapacity due to physical or mental illness resulting in an absence from full-time performance of his duties for ninety (90) days in the aggregate during any period of twelve (12) consecutive months or a reasonable expectation that such disability will exist for more than such period of time. Upon termination of Mr. Deaton's employment by him for "good reason" or by us without "cause" (please refer to the section "Potential Payments Upon Termination or Change in Control – Termination of Employment by Mr. Deaton for Good Reason or by Us Without Cause" located elsewhere in this proxy statement for a definition of "good reason" and "cause"), he is entitled to:

- a lump sum cash payment in an amount equal to two times his then base salary;
- a lump sum cash payment equal to his Highest Bonus Amount (as defined below under the heading "Change in Control Agreements"), prorated to the date of termination;
- a continuation of certain perquisites and medical insurance benefits for the remainder of the term of the employment agreement;
- a lump sum payment equivalent to the monthly basic life insurance premium applicable to Mr. Deaton's basic life insurance coverage on the date of termination multiplied by the number of months remaining in the term of the employment agreement;
- an amount equal to a continuation of employer contributions to the Company's SRP for the remainder of the term of the employment agreement; and
- a lump sum payment equal to the amount of interest that would be earned on any of the foregoing payments subject to a six-month payment delay under section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A") using the six-month London Interbank Offered Rate plus two percentage points.

However, the foregoing benefits are not payable if Mr. Deaton is entitled to benefits under his Change in Control Agreement discussed below.

If Mr. Deaton's employment is terminated by him for any reason other than a good reason or by the Company for cause, he is to receive only those vested benefits to which he is entitled under the terms of the employee benefit plans in which he is a participant as of the date of termination and a lump sum amount in cash equal to the sum of (i) his base salary through the date of termination and (ii) any accrued vacation pay, in each case to the extent not already paid.

During the term of the employment agreement and for a period of two years following termination of the employment agreement, Mr. Deaton is prohibited from (i) engaging in competition with the Company and (ii) soliciting customers, employees and consultants of the Company. To the extent any provision is covered by both the employment agreement and the Change in Control Agreement, described and defined below, the Change in Control Agreement provision so covered will supersede the employment agreement provision.

Change in Control Agreements

In addition to the employment agreement described above, we have entered into change in control agreements ("Change in Control Agreements") with the Senior Executives, as well as certain other Executives. The Change in Control Agreements provide for payment of certain benefits to these officers as a result of termination of employment following, or in connection with, a Change in Control (as defined below) of the Company. The terms of the Change in Control Agreements for Messrs. Deaton, Ragauss, Crain and Barr will be automatically extended until October 24, 2011; April 25, 2011; December 31, 2011; and July 27, 2011, respectively. The term of Mr. Craighead's Change in Control Agreement will expire on February 24, 2011 unless it is automatically renewed for an additional two years.

After the expiration of the initial term or the extended term, each of the Change in Control Agreements will be automatically extended for successive two-year periods beginning on the day immediately following the expiration date, unless, not later than 18 months prior to the expiration date or applicable renewal date, we shall give notice to the Senior Executive that the term of the Change in Control Agreements will not be extended. The terms of the Change in Control Agreements for Messrs. Deaton, Ragauss, Crain and Barr will be automatically extended since we did not give notice that the terms would not be extended more than 18 months prior to the applicable renewal dates .

According to the Change in Control Agreements, we pay severance benefits to a Senior Executive if the Senior Executive's employment is terminated following, or in connection with, a Change in Control during the term unless:

- the Senior Executive resigns without "good reason";
- the Company terminates the employment of the Senior Executive for "cause"; or
- the employment of the Senior Executive is terminated by reason of death or "disability."

Please refer to "Potential Payments Upon Termination or Change in Control – Payments in the Event of a Change in Control and Termination of Employment by the Senior Executive for Good Reason or by the Company or its Successor Without Cause" for the definitions of "good reason," "cause" and "disability" in the context of the Change in Control Agreements.

If the Senior Executive meets the criteria for payment of severance benefits due to termination of employment following or in connection with a Change in Control during the term as described above, in addition to any benefits he is due under our employee benefit plans and equity and incentive compensation plans, he will receive the following benefits:

(a) a lump sum payment equal to three times the Senior Executive's annual base salary in effect immediately prior to (i) the first event or circumstance constituting Good Reason for his resignation, (ii) the Change of Control or (iii) the Senior Executive's termination of employment, whichever is greatest (his "Highest Base Salary");

(b) a lump sum payment equal to the Senior Executive's Highest Bonus Amount (as defined below), prorated based upon the number of days of his service during the performance period (reduced by any payments received by the Senior Executive under our Annual Incentive Compensation Plan, as amended, in connection with the Change in Control if the Senior Executive's termination of employment occurs during the same calendar year in which the Change in Control occurs);

(c) a lump sum payment equal to three times the greater of (i) the Senior Executive's Highest Bonus Amount or (ii) the Senior Executive's Highest Base Salary multiplied by the Senior Executive's applicable multiple, which is 1.20; 0.80; 0.75; 0.70; and 0.70 for Messrs. Deaton, Ragauss, Crain, Barr and Craighead, respectively;

(d) continuation of accident and health insurance benefits for an additional three years;

(e) a lump sum payment equal to the sum of (i) the cost of the Senior Executive's perquisites in effect prior to his termination of employment for the remainder of the calendar year and (ii) the cost of the Senior Executive's perquisites in effect prior to his termination of employment for an additional three years;

(f) a lump sum payment equal to the undiscounted value of the benefits the Senior Executive would have received had he continued to participate in our Thrift Plan, the Pension Plan and SRP for an additional three years, assuming for this purpose that:

(1) the Senior Executive continues to be paid his Highest Base Salary and Highest Bonus Amount during that three-year period, and

(2) the Senior Executive's contributions to and accruals under those plans remained at the levels in effect as of the date of the Change in Control or the date of termination, whichever is greater;

(g) eligibility for our retiree medical program if the Senior Executive would have become entitled to participate in that program had he remained employed for an additional three years;

(h) a lump sum payment equivalent to thirty-six multiplied by the monthly basic life insurance premium applicable to the Senior Executive's basic life insurance coverage on the date of termination;

(i) a lump sum payment of $30,000 for outplacement services;

(j) an additional amount (a gross-up payment) in respect of excise taxes that may be imposed under the golden parachute rules on payments and benefits received in connection with the Change in Control. The gross-up payment would make the officer whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all the Company's plans, agreements and arrangements (including for example, acceleration of vesting of equity awards); and

(k) a lump-sum payment equal to the amount of interest that would be earned on any of the foregoing payments subject to a six-month payment delay under Section 409A using the six-month London Interbank Offered Rate plus two percentage points.

In addition to the above, the Change in Control Agreements provide for full vesting of all stock options, RSAs and certain other equity incentive awards upon the occurrence of a Change in Control.

A Senior Executive's "Highest Bonus Amount" is the average of the Senior Executive's three highest bonus amounts received by the Senior Executive for each of our five fiscal years immediately preceding the Senior Executive's employment termination date. "Bonus amount" means the sum of (a) the amount of the annual incentive bonus, if any, paid in cash by us under the Annual Incentive Plan to or for the benefit of the Senior Executive for services rendered during one of our fiscal years and (b) the amount of the discretionary bonus or other bonus, if any, paid in cash by us outside of the Annual Incentive Plan, to or for the benefit of the Senior Executive for services rendered during the same fiscal year.

The Senior Executive's bonus amount is determined by including any portion thereof that the Senior Executive could have received in cash in lieu of any elective deferrals under the Supplemental Retirement Plan, our Thrift Plan or our section 125 cafeteria plan.

According to the Change in Control Agreements, a "Change in Control" occurs if:

- the individuals who are incumbent directors cease for any reason to constitute a majority of the members of our Board of Directors;
- the consummation of a merger of us or our affiliate with another entity, unless the individuals and entities who were the beneficial owners of our voting securities outstanding immediately prior to such merger own, directly or indirectly, at least 50% of the combined voting power of our voting securities, the surviving entity or the parent of the surviving entity outstanding immediately after such merger;
- any person, other than us, our affiliate or another specified owner (as defined in the Change in Control Agreements), becomes a beneficial owner, directly or indirectly, of our securities representing 30% or more of the combined voting power of our then outstanding voting securities;
- a sale, transfer, lease or other disposition of all or substantially all of our assets (as defined in the Change in Control Agreements) is consummated (an "asset sale"), unless (i) the individuals and entities who were the beneficial owners of our voting securities immediately prior to such asset sale own, directly or indirectly, 50% or more of the combined voting power of the voting securities of the entity that acquires such assets in such asset sale or its parent immediately after such asset sale in substantially the same proportions as their ownership of our voting securities immediately prior to such asset sale or (ii) the individuals who comprise our Board of Directors immediately prior to such asset sale constitute a majority of the board of directors or other governing body of either the entity that acquired such assets in such asset sale or its parent (or a majority plus one member where such board or other governing body is comprised of an odd number of directors); or
- our stockholders approve a plan of complete liquidation or dissolution of us.

Section 280G of the Code disallows deductions for certain executive compensation that is contingent upon a change in ownership or effective control of the Company or a significant portion of the assets of the Company. Assuming such a control change had occurred on December 31, but no NEO had incurred a termination of employment, no amount paid by us would have been non-deductible executive compensation under Section 280G of the Code. If Messrs. Deaton, Ragauss, Clark, Crain, Barr and Craighead had incurred terminations of employment in connection with such control change, $14,096,456, $5,510,253, $0, $0, $0 and $3,455,331 would have been non-deductible executive compensation, respectively.

Indemnification Agreements

We have entered into an indemnification agreement with each of our independent, non-management directors and Senior Executives, which form of agreement has been filed with the SEC. These agreements provide for us to, among other things, indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified and to cover such person under any directors' and officers' liability insurance policy we choose, in our discretion, to maintain. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted under applicable indemnification rights statutes in the State of Delaware and shall be in addition to any other rights the indemnitee may have under the Company's Restated Certificate of Incorporation, Bylaws and applicable law. We believe these indemnification agreements enhance our ability to attract and retain knowledgeable and experienced Senior Executives and independent, non-management directors.

Stock Ownership Policy

The Board of Directors, upon the Compensation Committee's recommendation, adopted a Stock Ownership Policy for our Senior Executives to ensure that they have a meaningful economic stake in the Company. The Policy is designed to satisfy an individual Senior Executive's need for portfolio diversification, while maintaining management stock ownership at levels high enough to assure our stockholders of management's commitment to value creation.

The Compensation Committee annually reviews each Senior Executive's compensation and stock ownership levels to determine whether they are appropriate or if adjustments need to be made. In 2008, each of the Senior Executives (other than three persons who became Senior Executives in late 2008 and early 2009) was in compliance with the Compensation Committee's required levels of stock ownership, which currently requires each Senior Executive to have direct ownership of our Common Stock in at least the following amounts:

Stock Ownership Level

Officer Positions	(Multiple of Salary)
Chief Executive Officer	5x
President, Senior Vice Presidents and Group Presidents	3x
Corporate Vice Presidents reporting to the PEO and Division Presidents	2x

A Senior Executive has five years to comply with the ownership requirement starting from the date appointed to a position noted above. If a Senior Executive is promoted to a position with a higher Ownership Salary Multiple, the Senior Executive will have five years from the date of the change in position to reach the higher expected Stock Ownership Level but still must meet the prior expected Stock Ownership Level within the original five years of the date first appointed to such prior position. For those Senior Executives with the ownership requirements reflected in hiring letters, the date of hire marks the start of the five-year period.

Until a Senior Executive achieves the applicable Stock Ownership Level, the following applies:

Restricted Stock Awards

Upon vesting of an RSA award and after the payment of the taxes due as a result of vesting, the Senior Executive is required to hold the net profit shares until the applicable Stock Ownership Level is met. Net profit shares are the shares remaining after payment of the applicable taxes owed as a result of vesting of the restricted stock, including shares applied as payment of the minimum statutory taxes.

Exercise of Stock Options

Upon exercise of a stock option and after netting down the shares to pay the taxes due as a result of exercise, the Senior Executive is required to hold 50% of the net profit shares until the applicable Stock Ownership Level is met. Net profit shares are the shares remaining after payment of the applicable taxes owed as a result of the exercise of the option and the exercise price of the option, including shares applied as payment of the minimum statutory taxes. The remaining 50% of the net profit shares may be sold without restriction.

Reporting of Taxes upon Vesting

The Senior Executive shall report to the Company's Corporate Secretary the number of shares required by the Senior Executive to pay the applicable taxes upon the vesting of RSAs and the exercise of stock options, in excess of the minimum statutory taxes.

Required Ownership Shares

Upon reaching the required ownership level, the Senior Executive shall certify to the Company's Corporate Secretary that the ownership requirements have been met and the Company's Corporate Secretary shall confirm such representation and record the number of shares required to be held by the Senior Executive based on the closing price of the shares and the Senior Executive's current salary level on the day prior to certification by the Senior Executive (the "Required Ownership Shares"). At such time the restrictions on selling shares will no longer apply to the Senior Executive.

The Senior Executive will not be required to accumulate any shares in excess of the Required Ownership Shares so long as the Required Ownership Shares are held by the Senior Executive, regardless of changes in the price of the shares. However, the Senior Executive may only sell shares held prior to certification if, after the sale of shares, the Senior Executive will (a) still own a number of shares equal to at least the Required Ownership Shares or (b) still be in compliance with the Stock Ownership Level as of the day the shares are sold based on current share price and salary level.

Annual Review

The Compensation Committee reviews all Required Ownership Shares levels of the Senior Executives covered by the Policy on an annual basis. The PEO is responsible for ensuring compliance with this Policy.

Deviations from the Stock Ownership Policy can only be approved by the Compensation Committee or the PEO, and then only because of a personal hardship.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth the compensation earned by the PEO and other NEOs for services rendered to the Company and its subsidiaries for the fiscal years ended December 31, 2008, 2007 and 2006. Bonuses are paid under the Company's applicable incentive compensation guidelines and are generally paid in the year following the year in which the bonus is earned.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[1]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Chad C. Deaton –	2008	$ 1,155,000	$ 0	$ 2,420,494	$ 2,390,998	$ 6,383,399[2]	$ 11,200	$ 349,002[3]	$ 12,710,093
Principal Executive Officer	2007	$ 1,082,692	$ 0	$ 2,541,359	$ 2,163,403	$ 1,092,717	$ 10,400	$ 399,200	$ 7,289,771
	2006	$ 1,001,923	$ 0	$ 3,274,091	$ 1,364,590	$ 1,915,677	$ 9,600	$ 438,318	$ 8,004,199
Peter A. Ragauss –	2008	$ 568,000	$ 0	$ 1,131,682	$ 890,022	$ 2,091,601[2]	$ 10,300	$ 137,908[4]	$ 4,829,513
Principal Financial Officer	2007	$ 541,154	$ 0	$ 863,710	$ 679,536	$ 451,044	$ 8,500	$ 136,200	$ 2,680,144
	2006	$ 339,231	$ 0	$ 461,029	$ 324,746	$ 652,470	$ 7,000	$ 200,600	$ 1,985,076
James R. Clark –	2008	$ 90,884	$ 0	$ 48,483	$ 0	$ 2,043,812[2]	$ 10,400	$ 588,944[5]	$ 2,782,523
Former President and	2007	$ 683,461	$ 0	$ 1,373,434	$ 679,168[6]	$ 390,229	$ 11,700	$ 237,500	$ 3,375,492
Chief Operating Officer	2006	$ 645,000	$ 51,600[7]	$ 1,540,383	$ 1,375,192[6]	$ 1,057,528	$ 10,200	$ 273,775	$ 4,953,678
Alan R. Crain –	2008	$ 473,000	$ 0	$ 861,894	$ 1,028,978[6]	$ 1,503,595[2]	$ 12,400	$ 127,819[8]	$ 4,007,686
Senior Vice President	2007	$ 448,077	$ 0	$ 815,080	$ 724,683	$ 372,282	$ 11,700	$ 126,800	$ 2,498,622
and General Counsel	2006	$ 425,000	$ 25,500[9]	$ 546,177	$ 589,152	$ 516,088	$ 10,200	$ 148,033	$ 2,260,150
David H. Barr –	2008	$ 450,000	$ 0	$ 489,813	$ 479,350[6]	$ 1,185,864[2]	$ 12,400	$ 440,930[10]	$ 3,058,357
Vice President and	2007	$ 414,135	$ 0	$ 553,611	$ 450,055[6]	$ 277,341	$ 11,700	$ 112,300	$ 1,819,142
Group President,	2006	$ 389,423	$ 0	$ 636,527	$ 411,758[6]	$ 443,396	$ 10,700	$ 137,214	$ 2,029,018
Completion and Production[11]									
Martin S. Craighead –	2008	$ 450,000	$ 0	$ 651,186	$ 479,350[6]	$ 732,264[2]	$ 10,600	$ 104,830[12]	$ 2,428,230
Vice President and Group	2007	$ 363,230	$ 0	$ 422,517	$ 354,949	$ 289,779	$ 10,065	$ 100,301	$ 1,540,841
President, Drilling	2006	$ 287,692	$ 0	$ 215,710	$ 215,164	$ 242,307	$ 9,226	$ 71,664	$ 1,041,763
and Evaluation[11]									

(1) RSAs were made on January 25, 2006 and valued at $75.06 per share except for Mr. Ragauss who received a grant on April 26, 2006 at a value of $75.93 per share. Stock option grants were made on January 25, 2006 at an exercise price of $75.06 and a SFAS 123(R) value of $23.78, except for Mr. Ragauss who received a grant on April 26, 2006 at an exercise price of $75.93 and SFAS 123(R) value of $25.00. RSAs were made on January 24, 2007 and valued $68.54 per share. Stock option grants were made on January 24, 2007 at an exercise price $68.54 and a SFAS 123(R) value of $22.40 per share. Stock option grants were also made on July 27, 2006 and July 25, 2007 at an exercise price of $80.73 and $82.28, respectively, and a SFAS 123(R) value of $28.54 and $26.18 per share, respectively. For both stock and stock option grants, the value shown is what is also included in the Company's financial statements per SFAS 123(R). Performance plan awards were made on December 29, 2006 and valued at $74.66 per share and a SFAS 123(R) value of $32.16 per share. See the Company's Annual Report for the years ended December 31, 2006, 2007 and 2008 for a complete description of the SFAS 123(R) valuation. RSAs valued at $69.92 per share were made on January 23, 2008 to the NEOs other than Mr. Clark. Stock option grants were made on January 23, 2008 to the NEOs other than Mr. Clark at an exercise price $69.92 and a SFAS 123(R) value of $21.36 per share. RSAs valued at $77.20 per share were also made on August 11, 2008 to NEOs other than Messrs. Barr and Clark. Stock option grants were also made on August 11, 2008 to NEOs other than Mr. Clark at an exercise price of $77.20, and a SFAS 123(R) value of $25.87 per share.

(2) These amounts for the 2008 fiscal year include annual performance bonuses earned under the Annual Incentive Plan by Messrs. Deaton, Ragauss, Clark, Crain, Barr and Craighead in the amounts of $1,296,199, $425,747, $43,812, $332,615, $297,864 and $297,864, respectively. In addition, these amounts include cash based awards under the 2002 D&O Plan to Messrs. Deaton, Ragauss, Crain, Barr and Craighead in the amounts of $277,200, $90,854, $70,980, $63,000 and $63,000, respectively. In addition, these amounts include performance unit award payments for the three-year performance period ending on December 31, 2008 for Messrs. Deaton, Ragauss, Clark, Crain, Barr and Craighead in the amounts of $4,810,000, $1,575,000, $2,000,000, $1,100,000, $825,000 and $371,400, respectively.

(3) Amount for 2008 includes (i) $251,224 that the Company contributed to Mr. Deaton's SRP account, (ii) an annual perquisite allowance of $25,000, (iii) $52,228 in dividends earned on holding of Company common stock and (iv) $20,549 in life insurance premiums paid by the Company on behalf of Mr. Deaton.

(4) Amount for 2008 includes (i) $77,149 that the Company contributed to Mr. Ragauss' SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $22,146 in dividends earned on holdings of Company common stock and (iv) $18,612 in life insurance premiums paid by the Company on behalf of Mr. Ragauss.

(5) Amount for 2008 includes $637,076 in consulting fees. Mr. Clark retired from the Company on January 31, 2008. The amounts we paid to Mr. Clark in connection with his retirement are discussed in the *"Potential Payments Upon Termination or Change in Control"* section under the heading *"Retirement Agreement With James R. Clark."*

(6) Because Messrs. Crain, Barr and Craighead are eligible for retirement based upon their ages and years of service with the Company and, accordingly, their options will automatically vest upon retirement, the Company expenses the full value of their options upon grant for purposes of SFAS 123(R). Mr. Clark was also eligible for retirement at the time his options were granted and the Company expensed the full value of his options upon grant for purposes of SFAS 123(R).

(7) Mr. Clark's base salary remained constant for 2006; however, he received a payment of $51,600 in lieu of a salary increase.

(8) Amount for 2008 includes (i) $72,933 that the Company contributed to Mr. Crain's SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $17,406 in dividends earned on holdings of Company common stock and (iv) $17,463 in life insurance premiums paid by the Company on behalf of Mr. Crain.

(9) Mr. Crain's base salary remained constant for 2006, however he received a payment of $25,500 in lieu of a salary increase.

(10) Amount for 2008 includes (i) $63,540 that the Company contributed to Mr. Barr's SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $12,613 in dividends earned on holdings of Company common stock, (iv) $334,380 in compensation associated with Mr. Barr's oversight of the enterprise performance of the Company in the Eastern Hemisphere (including a tax gross-up amount of $97,064 paid in connection with such compensation) and (v) $10,395 in life insurance premiums paid by the Company on behalf of Mr. Barr.

(11) Effective April 30, 2009, Mr. Barr will retire from the Company and Mr. Craighead is being promoted to the position of Senior Vice President and Chief Operating Officer.

(12) Amount for 2008 includes (i) $54,339 that the Company contributed to Mr. Craighead's SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $13,942 in dividends earned on holdings of Company common stock and (iv) $16,148 in life insurance premiums paid by the Company on behalf of Mr. Craighead.

Grants of Plan-Based Awards

This table discloses the actual numbers of stock options and RSAs granted during 2008 and the grant date fair value of these awards. It also captures potential future payouts under the Company's non-equity and equity incentive plans.

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[(1)]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)[(2)]	(#)	($/Sh)[(3)]	
Chad C.	8/11/2008	$ 342,692	$ 1,370,769	–[(4)]	–	–	–	15,000	43,048	$ 77.20	$ 2,271,652
Deaton	1/23/2008	$ 797,500	$ 3,190,000	$ 6,380,000				28,515	47,293	$ 69.92	$ 3,003,947
Peter A.	8/11/2008	$ 112,584	$ 450,338	–[(4)]	–	–	–	7,000	12,526	$ 77.20	$ 864,447
Ragauss	1/23/2008	$ 232,050	$ 928,200	$ 1,856,400				8,297	13,761	$ 69.92	$ 874,061
James R.	8/11/2008	$ 11,583	$ 46,333	–[(4)]	–	–	–	0	0	$ 0	$ 0
Clark	1/23/2008	$ –	$ –	$ –				0	0	$ 0	$ 0
Alan R.	8/11/2008	$ 87,937	$ 351,750	–[(4)]	–	–	–	5,000	9,824	$ 77.20	$ 640,147
Crain	1/23/2008	$ 182,000	$ 728,000	$ 1,456,000				6,507	10,793	$ 69.92	$ 685,508
David H.	8/11/2008	$ 78,750	$ 315,000	–[(4)]	–	–	–	0	9,716	$ 77.20	$ 251,353
Barr	1/23/2008	$ 180,000	$ 720,000	$ 1,440,000				6,436	10,674	$ 69.92	$ 678,002
Martin S.	8/11/2008	$ 78,750	$ 315,000	–[(4)]	–	–	–	5,000	9,716	$ 77.20	$ 637,353
Craighead	1/23/2008	$ 180,000	$ 720,000	$ 1,440,000				6,436	10,674	$ 69.92	$ 678,002

(1) Target value potential payout amounts shown on the first line represent amounts under the Annual Incentive Plan and discretionary bonuses Expected Value performance. If threshold levels of performance are not met, then the payout can be zero. Amounts shown on the second line represent amounts under the 2008–2010 Long-Term Performance Unit Awards, which awards are paid in cash.

(2) Amounts shown represent the number of shares granted in 2008 for RSAs.

(3) Our practice is that the exercise price for each stock option is the fair market value on the date of grant. Under our long-term incentive program, fair market value is the closing stock price on the day before the date of grant.

(4) There is no maximum amount that may be earned under an Annual Incentive Plan award other than the stockholder approved maximum dollar limitation of $4,000,000 per award.

Outstanding Equity Awards At Fiscal Year End

The following table shows outstanding stock option awards classified as exercisable and unexercisable as of December 31, 2008 for the PEO and each NEO. The table also shows unvested and unearned stock awards (both time-based awards and performance-contingent) assuming a market value of $32.07 a share (the closing market price of the Company's stock on December 31, 2008).

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date(1)	Number of Shares or Units that Have Not Vested (#)(2)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)
Chad C. Deaton	0	43,048	$ 77.20	8/11/2018	89,605	$ 2,873,632		
	0	47,293	$ 69.92	1/23/2018				
	18,333	36,667	$ 82.28	7/25/2017				
	14,197	28,395	$ 68.54	1/24/2017				
	30,591	15,296	$ 80.73	7/27/2016				
	30,591	15,296	$ 75.06	1/25/2016				
	90,000	0	$ 56.21	7/27/2015				
	90,000	0	$ 42.60	1/26/2015				
	75,000	0	$ 43.39	10/25/2014				
Peter A. Ragauss	0	12,526	$ 77.20	8/11/2018	42,558	$ 1,364,835		
	0	13,761	$ 69.92	1/23/2018				
	4,415	8,830	$ 82.28	7/25/2017				
	4,415	8,830	$ 68.54	1/24/2017				
	10,016	5,009	$ 80.73	7/27/2016				
	31,822	15,912	$ 75.93	4/26/2016				
James R. Clark	12,000	0	$ 56.21	7/27/2015	0	$ 0		
	12,000	0	$ 42.60	1/26/2015				
Alan R. Crain	0	9,824	$ 77.20	8/11/2018	32,422	$ 1,039,773		
	0	10,793	$ 69.92	1/23/2018				
	3,823	7,648	$ 82.28	7/25/2017				
	3,153	6,308	$ 68.54	1/24/2017				
	9,000	4,500	$ 80.73	7/27/2016				
	7,000	3,500	$ 75.06	1/25/2016				
	5,500	0	$ 56.21	7/27/2015				
	5,500	0	$ 42.60	1/26/2015				
	2,792	0	$ 35.81	1/28/2014				
	3,418	0	$ 29.25	1/29/2013				
David H. Barr	0	9,716	$ 77.20	8/11/2018	19,274	$ 618,117		
	0	10,674	$ 69.92	1/23/2018				
	3,397	6,794	$ 82.28	7/25/2017				
	2,727	5,454	$ 68.54	1/24/2017				
	5,246	2,624	$ 80.73	7/27/2016				
	5,246	2,624	$ 75.06	1/25/2016				
	4,917	0	$ 56.21	7/27/2015				
Martin S. Craighead	0	9,716	$ 77.20	8/11/2018	27,815	$ 890,027		
	0	10,674	$ 69.92	1/23/2018				
	3,267	6,534	$ 82.28	7/25/2017				
	1,133	2,267	$ 67.16	3/30/2017				
	1,463	2,928	$ 68.54	1/24/2017				
	2,755	1,378	$ 80.73	7/27/2016				
	2,362	1,181	$ 75.06	1/25/2016				
	7,500	0	$ 56.21	7/27/2015				
	4,800	0	$ 42.60	1/26/2015				
	8,800	0	$ 39.23	7/28/2014				

(1) Each option grant has a ten-year term and vests pro rata as to one-third of the option grant beginning on the first anniversary of grant date, thus the vesting dates for each of the option awards in this table can be calculated accordingly.

(2) The vesting dates of RSAs for the PEO and other NEOs are included as footnotes to the "Security Ownership of Management" table in this Proxy Statement.

Option Exercises and Stock Vested

The following table sets forth certain information regarding options and stock awards exercised and vested, respectively, during 2008 for the persons named in the Summary Compensation Table above.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Chad C. Deaton	0	$ 0	54,227	$ 3,098,763
Peter A. Ragauss	0	$ 0	11,848	$ 943,509
James R. Clark	55,098	$ 507,333	27,683	$ 1,873,122
Alan R. Crain	0	$ 0	17,066	$ 1,328,753
David H. Barr	20,300	$ 814,625	18,728	$ 1,294,080
Martin S. Craighead	10,300	$ 561,201	5,669	$ 393,693

Pension Benefits

The following table discloses the years of credited service of, present single-sum value of the accrued benefits for, and payments during the last fiscal year to each of the PEO and other NEOs under the Pension Plan.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Chad C. Deaton	Pension Plan	4	$ 45,518	$ 0
Peter A. Ragauss	Pension Plan	2	$ 26,633	$ 0
James R. Clark	Pension Plan	7	$ 69,311	$ 0
Alan R. Crain	Pension Plan	7	$ 71,224	$ 0
David H. Barr	Pension Plan	7	$ 71,234	$ 0
Martin S. Craighead	Pension Plan	7	$ 58,360	$ 0

Nonqualified Deferred Compensation

The following table discloses contributions, earnings and balances to each of the PEO and other NEOs under the SRP that provides for compensation deferral on a non-tax-qualified basis.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contribution In Last FY ($)	Aggregate Earnings In Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Chad C. Deaton	$ 276,282	$ 251,224	$ (30,360)	$ 0	$ 2,689,531
Peter A. Ragauss	$ 68,784	$ 77,149	$ (122,057)	$ 0	$ 224,539
James R. Clark	$ 0	$ 0	$ 38,189	$ 0	$ 2,191,423
Alan R. Crain	$ 54,850	$ 72,933	$ 25,565	$ 0	$ 1,026,889
David H. Barr	$ 93,541	$ 63,540	$ (97,523)	$ 0	$ 1,844,803
Martin S. Craighead	$ 87,945	$ 54,339	$ (5,207)	$ 0	$ 647,488

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Employment Agreement With Chad C. Deaton

We have an employment agreement with Mr. Chad C. Deaton, dated as of October 25, 2004 and amended and restated effective January 1, 2009. The term of the employment agreement expires on October 25, 2010, with automatic one-year renewals unless Mr. Deaton or we provide a notice not to extend the employment agreement at least thirteen months prior to the then current expiration date.

Termination of Employment Due to Death or Disability

During the term of the employment agreement and for a period of two years following termination of the employment agreement, Mr. Deaton is prohibited from (i) engaging in competition (as defined in the employment agreement) with us and (ii) soliciting our customers, employees and consultants.

Upon the termination of Mr. Deaton's employment due to his disability or death:

a. we will pay him or his beneficiary a lump sum in cash equal to one-half his then base salary for each year (prorated for partial years) during the remaining term of the employment agreement;
b. we will pay him or his beneficiary a lump sum in cash equal to his expected value incentive bonus for the year of termination; and
c. the substantial risk of forfeiture restrictions applicable to 20,000 restricted shares of our stock granted by us on October 25, 2004 would have lapsed.

For this purpose, Mr. Deaton will be deemed to have a "disability," if as a result of his incapacity due to physical or mental illness, (i) he is absent from the full-time performance of his duties with us for 90 days during any period of 12 consecutive months or (ii) it is reasonably certain that the disability will last for more than that period, and within 30 days after we give written notice of termination to Mr. Deaton he does not return to the performance of his duties with us on a full-time basis.

If Mr. Deaton's employment were to have been terminated on December 31, 2008, due to death or disability (as defined in the employment agreement), we estimate that the value of the payments and benefits described in clauses (a), (b) and (c) above he would have been eligible to receive is as follows: (a) $1,058,750, (b) $1,386,000 and (c) $641,400, with an aggregate value of $3,086,150.

Termination of Employment by Mr. Deaton for Good Reason or by Us Without Cause

Upon the termination of Mr. Deaton's employment by him for good reason or by us without cause, we will pay him:

a. a lump sum cash payment in an amount equal to two times his then base salary;
b. a lump sum cash payment equal to Mr. Deaton's Highest Bonus Amount (as defined below), prorated to the date of termination (in lieu of any bonus payment that would have otherwise been due under the Annual Incentive Plan for such year);
c. for the remainder of the term of the employment agreement, continuation of executive perquisites (other than executive life insurance);
d. for the remainder of the term of the employment agreement, continuation of medical insurance benefits at active employee premium rates[1];
e. a lump sum payment equivalent to the monthly basic life insurance premium applicable to Mr. Deaton's basic life insurance coverage on the date of termination multiplied by the number of months remaining in the term of the employment agreement;
f. for the remainder of the term of the employment agreement, continued employer contributions to the SRP; and
g. a lump sum payment equal to the amount of interest that would be earned on any of the foregoing payments subject to a six-month payment delay under Section 409A using the six-month London Interbank Offered Rate plus two percentage points.

However, the foregoing benefits are not payable if Mr. Deaton is entitled to benefits under his Change in Control Agreement discussed below.

"Good reason" as defined in the employment agreement includes: (i) the assignment to Mr. Deaton of any duties inconsistent with his position (including status, office, title and reporting requirements), authorities, duties or other responsibilities; (ii) the relocation of Mr. Deaton's principal place of employment to a location more than fifty (50) miles from his principal place of employment on October 25, 2004; or (iii) a material breach by us of any provision of the employment agreement.

"Cause" as defined in the employment agreement includes: (i) the conviction of Mr. Deaton of an act of fraud, embezzlement, theft or other criminal act constituting a felony; (ii) a material breach by Mr. Deaton of any provision of the employment agreement; (iii) the failure by Mr. Deaton to perform any and all covenants contained in the employment agreement dealing with conflicts of interest, competition, solicitation and disclosure of confidential information; or (iv) a material breach by Mr. Deaton of our Standards of Ethical Conduct. Cause shall not exist unless and until we have delivered to Mr. Deaton a copy of a resolution duly adopted by the affirmative vote of not less than two-thirds (2/3) of the entire membership of our Board of Directors at a meeting of the Board called and held for such purpose (after reasonable notice to Mr. Deaton and an opportunity for Mr. Deaton, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board, Mr. Deaton was guilty of the conduct set forth above and specifying the particulars thereof in detail.

Mr. Deaton's "Highest Bonus Amount" is the average of his three highest bonus amounts received by him for each of our five fiscal years immediately preceding his employment termination date. "Bonus amount" means the sum of (a) the

(1) The value of this benefit is calculated as the aggregate premium amounts Mr. Deaton would be required to pay for such coverage under the Company's premium rate structure in effect on December 31, 2008 for continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") minus the aggregate premium amounts Mr. Deaton would be required to pay for such coverage under the employment agreement.

amount of the annual incentive bonus, if any, paid in cash by us under the Annual Incentive Plan to or for the benefit of Mr. Deaton for services rendered during one of our fiscal years and (b) the amount of the discretionary bonus or other bonus, if any, paid in cash by us outside of the Annual Incentive Plan, to or for the benefit of Mr. Deaton for services rendered during the same fiscal year. Mr. Deaton's bonus amount is determined by including any portion thereof that he could have received in cash in lieu of any elective deferrals under the Supplemental Retirement Plan, our Thrift Plan or our section 125 cafeteria plan.

If Mr. Deaton's employment were to have been terminated by him for good reason or by us (or our successor) without cause on December 31, 2008, we estimate that the value of the payments and benefits described in clauses (a) through (g) above he would have been eligible to receive is as follows: (a) $2,310,000, (b) $1,681,657, (c) $45,833, (d) $14,057, (e) $8,034, (f) $688,647 and (g) $196,392 with an aggregate value of $4,944,620.

Termination of Employment by Mr. Deaton Without Good Reason or by Us for Cause

If Mr. Deaton's employment is terminated by him for any reason other than a good reason or by us for cause, he is to receive only those vested benefits to which he is entitled under the terms of the employee benefit plans in which he is a participant as of the date of termination and a lump sum amount in cash equal to the sum of his base salary through the date of termination and any accrued vacation pay, in each case to the extent not theretofore paid.

Change in Control Agreements

The Change in Control Agreements we have entered into with each of the Senior Executives provide for payment of certain benefits to them as a result of their terminations of employment following, or in connection with, a Change in Control.

Payments in the Event of a Change in Control

The Change in Control Agreements provide for full vesting of all stock options and other equity incentive awards upon the occurrence of a Change in Control. If a Change in Control were to have occurred on December 31, 2008, whether or not the Senior Executive incurred a termination of employment in connection with the Change in Control, all of the Senior Executive's then outstanding options to acquire our stock would have become immediately exercisable, and all of his then outstanding Restricted stock awards and equity based compensatory performance awards would have become fully vested and nonforfeitable.

We (or our successor) must pay the Senior Executive an amount (a "gross-up" payment) in respect of excise taxes that may be imposed under the "golden parachute" rules on payments and benefits received in connection with the Change in Control. The gross-up payment would make the Senior Executive whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all the Company's plans, agreements and arrangements (including for example, acceleration of vesting of equity awards).

We (or our successor) must reimburse the Senior Executive for any legal fees and expenses incurred by him in seeking in good faith to enforce the Change in Control Agreement or in connection with any tax audit or proceeding relating to the application of parachute payment excise taxes to any payment or benefit under the Change in Control Agreement.

Chad C. Deaton

Mr. Deaton's options to purchase an aggregate of 185,995 of our shares, with a value of $32.07 per share, would have become fully exercisable on December 31, 2008, if a Change of Control were to have occurred on that date. Under the terms of Mr. Deaton's stock options, he would have to pay an aggregate of $13,976,232 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $0 ($32.07 per share value on December 31, 2008, multiplied by 185,995 of our shares subject to the options minus $13,976,232, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 89,605 shares of our stock granted to Mr. Deaton would have lapsed on December 31, 2008, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Deaton's Restricted stock awards would have been $2,873,632 ($32.07 per share value on December 31, 2008, multiplied by 89,605 of our shares subject to Mr. Deaton's unvested Restricted stock awards).

We estimate that if a Change in Control were to have occurred on December 31, 2008, but Mr. Deaton had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would have been due by us (or our successor) to Mr. Deaton is $0.

Peter A. Ragauss

Mr. Ragauss' options to purchase an aggregate of 64,868 of our shares, with a value of $32.07 per share, would have become fully exercisable on December 31, 2008, if a Change of Control were to have occurred on that date. Under the terms of Mr. Ragauss' stock options, he would have to pay an aggregate of $4,873,246 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $0 ($32.07 per share value on December 31, 2008, multiplied by 64,868 of our shares subject to the options minus $4,873,246, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 42,558 shares of our stock granted to Mr. Ragauss would have lapsed on December 31, 2008, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Ragauss' restricted stock awards would have been $1,364,835 ($32.07 per share value on December 31, 2008, multiplied by 42,558 of our shares subject to Mr. Ragauss' unvested restricted stock awards).

We estimate that if a Change in Control were to have occurred on December 31, 2008, but Mr. Ragauss had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would have been due by us (or our successor) to Mr. Ragauss is $0.

James R. Clark

Mr. Clark retired from employment with us on January 31, 2008. The amounts we paid to Mr. Clark in connection with his retirement are discussed below under the heading *"Retirement Agreement With James R. Clark."*

Alan R. Crain

Mr. Crain's options to purchase an aggregate of 42,573 of our shares, with a value of $32.07 per share, would have become fully exercisable on December 31, 2008, if a Change of Control were to have occurred on that date. Under the terms of Mr. Crain's stock options, he would have to pay an aggregate of $3,200,682 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $0 ($32.07 per share value on December 31, 2008, multiplied by 42,573 of our shares subject to the options minus $3,200,682, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 32,422 shares of our stock granted to Mr. Crain would have lapsed on December 31, 2008, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Crain's restricted stock awards would have been $1,039,774 ($32.07 per share value on December 31, 2008, multiplied by 32,422 of our shares subject to Mr. Crain's unvested restricted stock awards).

We estimate that if a Change in Control were to have occurred on December 31, 2008, but Mr. Crain had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would have been due by us (or our successor) to Mr. Crain is $0.

David H. Barr

Mr. Barr's options to purchase an aggregate of 37,886 of our shares, with a value of $32.07 per share would have become fully exercisable on December 31, 2008, if a Change of Control were to have occurred on that date. Under the terms of Mr. Barr's stock options, he would have to pay an aggregate of $2,836,624 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $0 ($32.07 per share value on December 31, 2008, multiplied by 37,886 of our shares subject to the options minus $2,836,624, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 19,274 shares of our stock granted to Mr. Barr would have lapsed on December 31, 2008, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Barr's restricted stock awards would have been $618,117 ($32.07 per share value on December 31, 2008, multiplied by 19,274 of our shares subject to Mr. Barr's unvested restricted stock awards).

We estimate that if a Change in Control were to have occurred on December 31, 2008, but Mr. Barr had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would have been due by us (or our successor) to Mr. Barr is $0. Mr. Barr will retire from employment with us on April 30, 2009. The amounts we will pay to Mr. Barr in connection with his retirement are discussed below under the heading *"Retirement Agreement With David H. Barr."*

Martin S. Craighead

Mr. Craighead's options to purchase an aggregate of 34,678 of our shares, with a value of $32.07 per share would have become fully exercisable on December 31, 2008, if a Change of Control were to have occurred on that date. Under the terms of Mr. Craighead's stock options, he would have to pay an aggregate of $2,586,862 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $0 ($32.07 per share value on December 31, 2008, multiplied by 34,678 of our shares subject to the options minus $2,586,862, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 27,815 shares of our stock granted to Mr. Craighead would have lapsed on December 31, 2008, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Craighead's restricted stock awards would have been $892,027 ($32.07 per share value on December 31, 2008, multiplied by 27,815 of our shares subject to Mr. Craighead's unvested restricted stock awards).

We estimate that if a Change in Control were to have occurred on December 31, 2008, but Mr. Craighead had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would have been due by us (or our successor) to Mr. Craighead is $0.

Payments in the Event of a Change in Control and Termination of Employment by the Senior Executive for Good Reason or by the Company or its Successor Without Cause

Pursuant to the Change in Control Agreements, the Company (or its successor) pays severance benefits to a Senior Executive if the Senior Executive's employment is terminated following, or in connection with, a Change in Control and during the term unless: (i) the Senior Executive resigns without good reason; (ii) the Company terminates the employment of the Senior Executive for cause or (iii) the employment of the Senior Executive is terminated by reason of death or disability.

Under the Change in Control Agreements "good reason" includes: (i) the assignment to the Senior Executive of any duties or responsibilities which are substantially diminished from those in effect immediately prior to the Change in Control; (ii) a reduction in the Senior Executive's base salary; (iii) the relocation of the Senior Executive's principal place of employment to a location more than 50 miles from the Senior Executive's principal place of employment immediately prior to the Change in Control or our requiring the Senior Executive to be based anywhere other than such principal place of employment; (iv) our failure to pay the Senior Executive any portion of his current compensation or to pay him any portion of an installment of deferred compensation within seven days of the date the payment is due; (v) our failure to continue in effect any compensation plan in which the Senior Executive participated immediately prior to the Change in Control which is material to his total compensation or (vi) our failure to continue to provide the Senior Executive with benefits substantially similar to those enjoyed by him under any of our pension, savings, life insurance, medical, health and accident, or disability plans in which he was participating immediately prior to the Change in Control, or our taking any action that would materially reduce any of such benefits or deprive the Senior Executive of any material fringe benefit or perquisite enjoyed by the Senior Executive, or our failure to provide the Senior Executive with the number of paid vacation days to which he is entitled.

Under the Change in Control Agreements "cause" includes: (i) the willful and continued failure by the Senior Executive to substantially perform his duties or (ii) the willful engaging by the Senior Executive in conduct which is materially injurious to us or our affiliates.

Under the Change in Control Agreements "disability" means the Senior Executive's incapacity due to physical or mental illness that has caused the Senior Executive to be absent from full-time performance of his duties with us for a period of six consecutive months.

If the Senior Executive meets the criteria for payment of severance benefits due to termination of employment following a Change in Control during the term as described above, he will receive the following benefits in addition to any benefits he is due under the Company's employee benefit plans and equity and incentive compensation plans, the value of accelerated vesting of equity based compensation and other benefits described above under the heading "*Payments in the Event of a Change in Control*":

a. a lump sum payment equal to three times the Senior Executive's Highest Base Salary;
b. a lump sum payment equal to the Senior Executive's Highest Bonus Amount, prorated based upon the number of days of his service during the performance period (reduced by any payments received by the Senior Executive under the Company's Annual Incentive Plan, as amended, in connection with the Change in Control if the Senior Executive's termination of employment occurs during the same calendar year in which the Change in Control occurs);
c. a lump sum payment equal to three times the greater of (i) the Senior Executive's Highest Bonus Amount or (ii) the Senior Executive's Highest Base Salary multiplied by the Senior Executive's applicable multiple, which is 1.20; .80; .75; .70; and .70 for Messrs. Deaton, Ragauss; Crain; Barr and Craighead, respectively;
d. continuation of accident and health insurance benefits for an additional three years[2];
e. a lump sum payment equal to the sum of (i) the cost of the Senior Executive's perquisites in effect prior to his termination of employment for the remainder of the calendar year and (ii) the cost of the Senior Executive's perquisites in effect prior to his termination of employment for an additional three years;
f. a lump sum payment equal to the undiscounted value of the benefits the Senior Executive would have received had he continued to participate in the Thrift Plan, the Pension Plan and the SRP for an additional three years, assuming for this purpose that:
   (1) the Senior Executive's compensation during that three-year period were his Highest Base Salary and Highest Bonus Amount, and
   (2) the Senior Executive's contributions to and accruals under those plans remained at the levels in effect as of the date of the Change in Control or the date of termination, whichever is greater;
g. eligibility for our retiree medical program if the Senior Executive would have become entitled to participate in that program had he remained employed for an additional three years[3];
h. a lump sum payment equivalent to 36 multiplied by the monthly basic life insurance premium applicable to the Senior Executive's basic life insurance coverage on the date of termination;
i. a lump sum payment of $30,000 for outplacement services;
j. an additional amount (a "gross-up" payment) in respect of excise taxes that may be imposed under the "golden parachute" rules on payments and benefits received in connection with the Change in Control. The gross-up payment would make the officer whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all the Company's plans, agreements and arrangements (including for example, acceleration of vesting of equity awards); and
k. a lump sum payment equal to the amount of interest that would be earned on any of the foregoing payments subject to a six-month payment delay under Section 409A using the six-month London Interbank Offered Rate plus two percentage points.

(2) The value of this benefit is calculated (i) for the first 18 months of continuation coverage as the aggregate premium amounts the NEO would be required to pay for such coverage under the Company's premium rate structure in effect on December 31, 2008 for continuation coverage under COBRA minus the aggregate premium amounts he would be required to pay for such coverage under the Change in Control Agreement and (ii) for the remaining 18 months of continuation coverage as the value of such medical benefit coverage utilizing the assumptions applied under Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions* (SFAS 106).

(3) The value of this benefit is the aggregate value of the medical coverage utilizing the assumptions applied under Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions* (SFAS 106).

We (or our successor) must also reimburse the Senior Executive for any legal fees and expenses incurred by him (i) in disputing in good faith any issue relating to his termination of employment, (ii) in seeking in good faith to enforce the Change in Control Agreement or (iii) in connection with any tax audit or proceeding relating to the application of parachute payment excise taxes to any payment or benefit under the Change in Control Agreement.

If the Senior Executive's employment were to have been terminated by him for Good Reason or by us (or our successor) without Cause in connection with a Change of Control on December 31, 2008, and a Change of Control were to have occurred on that date, we estimate that the value of the payments and benefits described in clauses (a) through (j) above that he would have been eligible to receive is as follows:

Payment or Benefit	Chad C. Deaton	Peter A. Ragauss	Alan R. Crain	David H. Barr	Martin S. Craighead
Clause (a)	$ 3,465,000	$ 1,704,000	$ 1,419,000	$ 1,350,000	$ 1,350,000
Clause (b)	$ 1,681,657	$ 551,757	$ 505,499	$ 417,021	$ 312,910
Clause (c)	$ 5,044,971	$ 1,655,271	$ 1,516,497	$ 1,251,063	$ 945,000
Clause (d)	$ 27,070	$ 33,692	$ 33,692	$ 12,886	$ 33,692
Clause (e)	$ 75,000	$ 60,000	$ 60,000	$ 60,000	$ 60,000
Clause (f)	$ 1,148,845	$ 436,705	$ 396,292	$ 354,516	$ 274,648
Clause (g)	$ 0	$ 0	$ 20,114	$ 0	$ 0
Clause (h)	$ 13,147	$ 6,526	$ 5,438	$ 4,960	$ 4,482
Clause (i)	$ 30,000	$ 30,000	$ 30,000	$ 30,000	$ 30,000
Clause (j)	$ 6,526,137[(4)]	$ 2,551,043	$ 0	$ 0	$ 1,595,061
Clause (k)	$ 478,718	$ 185,672	$ 164,301	$ 144,868	$ 124,375
Accelerated exercisability of stock options	$ 0	$ 0	$ 0	$ 0	$ 0
Accelerated vesting of restricted stock award	$ 2,873,632	$ 1,364,835	$ 1,039,774	$ 618,117	$ 892,027
Payment in settlement of performance unit awards under the 2002 D&O Plan	$ 5,338,579	$ 1,678,520	$ 1,208,108	$ 1,011,783	$ 744,996
Total	$ 26,702,756	$ 10,258,021	$ 6,398,715	$ 5,255,214	$ 6,367,191

(4) The estimated value of all parachute payment tax gross-up payments was calculated utilizing the highest marginal tax rates.

Mr. Clark retired from the Company on January 31, 2008. The amounts we paid to Mr. Clark in connection with his retirement are discussed below under the heading "*Retirement Agreement With James R. Clark.*"

Mr. Barr will retire from employment with us on April 30, 2009. The amounts we will pay to Mr. Barr in connection with his retirement are discussed below under the heading "*Retirement Agreement With David H. Barr.*"

Baker Hughes Incorporated Executive Severance Plan

On November 1, 2002, we adopted an executive severance program, the Baker Hughes Incorporated Executive Severance Plan (the "Executive Severance Plan") for our executives who are classified by us as United States executive salary grade system employees, including the Senior Executives. The Executive Severance Plan provides for payment of certain benefits to each of these executives as a result of an involuntary termination of employment provided that (i) the executive signs a release agreement substantially similar to the form of release agreement set forth in the Executive Severance Plans, (ii) during the two-year period commencing on the executive's date of termination of employment he complies with the noncompetition and nonsolicitation agreements contained in the Executive Severance Plan and (iii) the executive does not disclose our confidential information. Any amounts payable under the Executive Severance Plan are reduced by the amount of any severance payments payable to the Senior Executive by us under any other plan, program or individual contractual arrangement.

Payments in the Event of a Termination of Employment by the Senior Executive for Good Reason or by the Company or its Successor Without Cause

We (or our successor) will pay severance benefits to a Senior Executive if he incurs an Involuntary Termination. "Involuntary Termination" means the complete severance of a Senior Executive's employment relationship with us: (i) because his position is eliminated; (ii) because he and we agree to his resignation of his position at our request; (iii) which occurs in conjunction with, and during the period that begins 90 days before and ends 180 days after, an acquisition, merger, spin-off, reorganization (either business or personnel), facility closing or discontinuance of the operations of the divisions in which he is employed; or (iv) for any other reason which is deemed an Involuntary Termination by us.

An Involuntary Termination does not include: (i) a termination for cause; (ii) a transfer of employment among us and our affiliates; (iii) a temporary absence, such as a Family and Medical Leave Act leave or a temporary layoff in which the Senior Executive retains entitlement to re-employment; (iv) the Senior Executive's death, disability or Retirement (as defined in the Executive Severance Plan); or (v) a voluntary termination by the employee.

If the Senior Executive meets the criteria for payment of severance benefits due to an Involuntary Termination, we (or our successor) will pay him the following benefits in addition to any benefits he is due under our employee benefit plans and equity and incentive compensation plans:

a. a lump sum payment equal to one and one-half times the Senior Executive's annual base salary in effect immediately prior to his termination of employment; and
b. outplacement services for a period of 12 months, but not in excess of $10,000.

If Mr. Deaton were to have incurred an Involuntary Termination by him on December 31, 2008, he would have been eligible to receive no benefits under the Severance Plan since the amount of the severance benefits payable under his employment agreement exceeds the amount of the severance benefits payable under the Severance Plan.

If Messrs. Ragauss, Crain, Barr and Craighead were to have incurred Involuntary Terminations on December 31, 2008, we estimate that the value of the payments and benefits described in clauses (a) and (b) above would be as follows:

Payment or Benefit	Peter A. Ragauss	Alan R. Crain	David H. Barr	Martin S. Craighead
Clause (a)	$ 852,000	$ 709,500	$ 675,000	$ 675,000
Clause (b)	$ 10,000	$ 10,000	$ 10,000	$ 10,000
Total	$ 862,000	$ 719,500	$ 685,000	$ 685,000

Mr. Clark retired from our employ on January 31, 2008. The amounts we paid to Mr. Clark in connection with his retirement are discussed below under the heading "*Retirement Agreement With James R. Clark*."

Mr. Barr will retire from employment with us on April 30, 2009. The amounts we will pay to Mr. Barr in connection with his retirement are discussed below under the heading "*Retirement Agreement With David H. Barr.*"

Equity Compensation Awards

We have granted restricted stock awards, stock options, performance awards and performance stock units under the 2002 D&O Plan to Messrs. Deaton, Ragauss, Clark, Crain, Barr and Craighead as well as other Executives.

Restricted Stock Awards

Full Vesting of Restricted Stock Awards Upon a Change in Control

If a change in control as defined in the Change in Control Agreements or as defined in the 2002 D&O Plan (a "2002 D&O Plan Change in Control") were to have occurred on December 31, 2008, prior to the Senior Executive's termination of employment with us, all of the Senior Executive's then outstanding restricted stock awards granted by us would have become fully vested and nonforfeitable. For each Senior Executive, the number of shares with respect to which the forfeiture restrictions would have lapsed and the value of this accelerated vesting is specified above under the subheading "*Payments in the Event of a Change in Control*" under the heading "*Change in Control Agreements*."

For purposes of awards granted on or after July 24, 2008, the term "2002 D&O Plan Change in Control" has the same meaning as "Change in Control" for purposes of the Change in Control Agreements (discussed above under the heading "*Change in Control Agreements*" in the section entitled "*Compensation Discussion and Analysis*."

For purposes of awards granted prior to July 24, 2008, a 2002 D&O Plan Change in Control is deemed to occur if:

- the individuals who are incumbent directors (within the meaning of the 2002 D&O Plan) cease for any reason to constitute a majority of the members of our Board of Directors;
- the consummation of a merger of us or our affiliate with another entity, unless the individuals and entities who were the beneficial owners of our voting securities outstanding immediately prior to such merger own, directly or indirectly, at least 55 percent of the combined voting power of the voting securities of us, the surviving entity or the parent of the surviving entity outstanding immediately after such merger;
- the consummation of a merger of us or our affiliate with another entity, unless the individuals who comprise our Board of Directors immediately prior thereto constitute at least a majority of the board of directors of the entity surviving the merger or any parent thereof (or a majority plus one member where such board is comprised of an odd number of members);
- any person becomes a beneficial owner, directly or indirectly, of our securities representing 30 percent or more of the combined voting power of our then outstanding voting securities (not including any securities acquired directly from us or our affiliates);
- a sale or disposition of all or substantially all of our assets is consummated (an "asset sale"), unless (i) the individuals and entities who were the beneficial owners of our voting securities immediately prior to such asset sale own, directly or indirectly, 55 percent or more of the combined voting power of the voting securities of the entity that acquires such assets in such asset sale or its parent immediately after such asset sale in substantially the same proportions as their ownership of our voting securities immediately prior to such asset sale; or (ii) the individuals who comprise our Board of Directors immediately prior to such asset sale constitute a majority of the board of directors or other governing body of either the entity that acquired such assets in such asset sale or its parent (or a majority plus one member where such board or other governing body is comprised of an odd number of directors); or
- our stockholders approve a plan of complete liquidation or dissolution of us.

Full Vesting of Restricted Stock Awards Upon Termination of Employment by the Senior Executive for Good Reason or By Us Without Cause in Connection with a Potential Change in Control

If on December 31, 2008, (i) we terminated the employment of a Senior Executive without cause prior to a 2002 D&O Plan Change in Control or (ii) the Senior Executive terminated his employment with us for good reason and, in the case of (i) or (ii), the event or circumstance occurred at the request or direction of the person who entered into an agreement with us, the consummation of which would constitute a 2002 D&O Plan Change in Control or is otherwise in connection with or in anticipation of a 2002 D&O Plan Change in Control, then all of the Senior Executive's then outstanding restricted stock awards granted by us would have become fully vested and nonforfeitable.

For this purpose the term "good reason" as defined in the 2002 D&O Plan includes: (i) the assignment to the Senior Executive of any duties inconsistent with the status of the Senior Executive's position with us or a substantial adverse alteration in the nature or status of the Senior Executive's responsibilities from those in effect immediately prior to the 2002 D&O Plan Change in Control; (ii) a reduction in the Senior Executive's base salary; (iii) the relocation of the Senior Executive's principal place of employment to a location more than 50 miles from the Senior Executive's principal place of employment immediately prior to the 2002 D&O Plan Change in Control or our requiring the Senior Executive to be based anywhere other than such principal place of employment; (iv) our failure to pay the Senior Executive any portion of his current compensation or to pay him any portion of an installment of deferred compensation within seven days of the date the payment is due; (v) our failure to continue in effect any compensation plan in which the Senior Executive participated immediately prior to the 2002 D&O Plan Change in Control which is material to his total compensation or (vi) our failure to continue to provide the Senior Executive with benefits substantially similar to those enjoyed by him under any of our pension, savings, life insurance, medical, health and accident, or disability plans in which he was participating immediately prior to the 2002 D&O Plan Change in Control, or our taking any action that would materially reduce any of such benefits or deprive the Senior Executive of any material fringe benefit or perquisite enjoyed by the Senior Executive, or our failure to provide the Senior Executive with the number of paid vacation days to which he is entitled.

For this purpose, the term "cause" as defined in the 2002 D&O Plan includes: (i) the willful and continued failure by the Senior Executive to substantially perform his duties or (ii) the willful engaging by the Senior Executive in conduct which is materially injurious to us or our affiliates.

For each Senior Executive, the number of shares with respect to which the forfeiture restrictions would have lapsed and the value of this accelerated vesting is specified above under the subheading "*Payments in the Event of a Change in Control*" under the heading "*Change in Control Agreements*."

Pro Rata Vesting of Restricted Stock Awards Upon Termination of Employment in Connection with the Sale of a Business Unit

If (i) on December 31, 2008 we or one of our affiliates sold a business unit, (ii) on December 31, 2008 the Senior Executive's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control, a pro-rata portion of the Senior Executive's then outstanding restricted stock awards granted by us would have become vested and nonforfeitable. The forfeiture restrictions would have lapsed as to that number of shares of restricted stock that were subject to forfeiture restrictions on December 31, 2008, multiplied by the applicable reduction factor, the number of days during the period commencing on the date of grant of the award and ending on December 31, 2008, divided by the number of days the Senior Executive would be required to work to achieve full vesting under the normal vesting provisions of the award.

Chad C. Deaton

The substantial risk of forfeiture restrictions applicable to 42,215 shares of our stock granted to Mr. Deaton would have lapsed on December 31, 2008, if (i) on December 31, 2008, we or one of our affiliates sold a business unit, (ii) on December 31, 2008, Mr. Deaton's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Deaton's restricted stock awards would have been $1,353,835 ($32.07 per share value on December 31, 2008, multiplied by the number of our shares subject to each of Mr. Deaton's unvested restricted stock awards, multiplied by the applicable reduction factors for the awards).

Peter A. Ragauss

The substantial risk of forfeiture restrictions applicable to 31,123 shares of our stock granted to Mr. Ragauss would have lapsed on December 31, 2008, if (i) on December 31, 2008, we or one of our affiliates sold a business unit, (ii) on December 31, 2008, Mr. Ragauss' employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Ragauss' restricted stock awards would have been $998,115 ($32.07 per share value on December 31, 2008, multiplied by the number of our shares subject to each of Mr. Ragauss' unvested restricted stock awards, multiplied by the applicable reduction factors for the awards).

James R. Clark

Mr. Clark retired from the Company on January 31, 2008. The amounts we paid to Mr. Clark in connection with his retirement are discussed below under the heading "*Retirement Agreement With James R. Clark*."

Alan R. Crain

The substantial risk of forfeiture restrictions applicable to 17,532 shares of our stock granted to Mr. Crain would have lapsed on December 31, 2008, if (i) on December 31, 2008, we or one of our affiliates sold a business unit, (ii) on December 31, 2008, Mr. Crain's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Crain's restricted stock awards would have been $562,251 ($32.07 per share value on December 31, 2008, multiplied by the number of our shares subject to each of Mr. Crain's unvested restricted stock awards, multiplied by the applicable reduction factors for the awards).

David H. Barr

The substantial risk of forfeiture restrictions applicable to 14,963 shares of our stock granted to Mr. Barr would have lapsed on December 31, 2008, if (i) on December 31, 2008, we or one of our affiliates sold a business unit, (ii) on December 31, 2008, Mr. Barr's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Barr's restricted stock awards would have been $479,863 ($32.07 per share value on December 31, 2008, multiplied by the number of our shares subject to each of Mr. Barr's unvested restricted stock awards, multiplied by the applicable reduction factors for the awards). Mr. Barr will retire from employment with us on April 30, 2009. The amounts we will pay to Mr. Barr in connection with his retirement are discussed below under the heading *"Retirement Agreement With David H. Barr."*

Martin S. Craighead

The substantial risk of forfeiture restrictions applicable to 17,207 shares of our stock granted to Mr. Craighead would have lapsed on December 31, 2008, if (i) on December 31, 2008, we or one of our affiliates sold a business unit, (ii) on December 31, 2008, Mr. Craighead's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Craighead's restricted stock awards would have been $551,829 ($32.07 per share value on December 31, 2008, multiplied by the number of our shares subject to each of Mr. Craighead's unvested restricted stock awards, multiplied by the applicable reduction factors for the awards).

Full Vesting of Restricted Stock Awards Upon the Senior Executive's Termination of Employment Due to His Disability or His Death

If the Senior Executive had terminated employment with us on December 31, 2008 due to death or due to disability, all of his then outstanding restricted stock awards granted by us would have become fully vested and nonforfeitable. For this purpose a Senior Executive is treated as having incurred a disability if he qualifies for long-term disability benefits under our long-term disability program. For each Senior Executive, the number of shares with respect to which the forfeiture restrictions would have lapsed and the value of this accelerated vesting is specified above under the subheading *"Payments in the Event of a Change in Control"* under the heading *"Change in Control Agreements."*

Stock Options

Full Vesting of Stock Options Upon A Change in Control

If a change in control (as defined in the Change in Control Agreements or the 2002 D&O Plan) were to have occurred on December 31, 2008, all of the then outstanding stock options granted by us to the Senior Executives would have become fully vested and exercisable. For each Senior Executive, the number of our shares for which the options would have become fully exercisable is specified above under the subheading *"Payments in the Event of a Change in Control"* under the heading *"Change in Control Agreements."*

Full Vesting of Stock Options Upon Termination of Employment in Connection With a Change in Control or Upon Sale of a Business Unit

If a 2002 D&O Plan Change in Control had occurred on December 31, 2008, and the Senior Executive had terminated employment with us for good reason (as defined in the 2002 D&O Plan) on December 31, 2008 or we had terminated the Senior Executive's employment with us on December 31, 2008 for reasons other than cause (as defined in the 2002 D&O Plan) in connection with a change in control all of the then outstanding stock options granted by us to the Senior Executive would have become fully exercisable. If on December 31, 2008, we or one of our affiliates sold a business unit that employed the Senior Executive, all of the Senior Executive's then outstanding stock options would have become fully exercisable. For each Senior Executive, the number of shares for which the options would have become fully exercisable is specified above under the subheading *"Payments in the Event of a Change in Control"* under the heading *"Change in Control Agreements."*

Full Vesting of Stock Options Upon Retirement of Senior Executive

If the Senior Executive had terminated employment on December 31, 2008, and the sum of his age and years of service with us equaled at least 65, all of the Senior Executive's then outstanding stock options granted by us would have become fully vested and exercisable.

Messrs. Deaton and Ragauss are not yet eligible to retire for purposes of their outstanding stock options.

If Mr. Crain had terminated employment with us on December 31, 2008 due to retirement his options to purchase an aggregate of 42,573 of our shares, with a value of $32.07 per share would have become fully exercisable on December 31, 2008. Under the terms of Mr. Crain's stock options, he would have to pay an aggregate of $3,200,682 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $0 ($32.07 per share value on December 31, 2008, multiplied by 42,573 of our shares subject to the options minus $3,200,682, the aggregate exercise price for the options).

If Mr. Barr had terminated employment with us on December 31, 2008 due to retirement his options to purchase an aggregate of 37,886 of our shares, with a value of $32.07 per share would have become fully exercisable on December 31, 2008. Under the terms of Mr. Barr's stock options, he would have to pay an aggregate of $2,836,624 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $0 ($32.07 per share value on December 31, 2008, multiplied by 37,886 of our shares subject to the options minus $2,836,624, the aggregate exercise price for the options). Mr. Barr will retire from employment with us on April 30, 2009. The amounts we will pay to Mr. Barr in connection with his retirement are discussed below under the heading *"Retirement Agreement With David H. Barr."*

If Mr. Craighead had terminated employment with us on December 31, 2008 due to retirement his options to purchase an aggregate of 34,678 of our shares, with a value of $32.07 per share would have become fully exercisable on December 31, 2008. Under the terms of Mr. Craighead's stock options, he would have to pay an aggregate of $2,586,862 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $0 ($32.07 per share value on December 31, 2008, multiplied by 34,678 of our shares subject to the options minus $2,586,862, the aggregate exercise price for the options).

Mr. Clark terminated employment with us on January 31, 2008 due to retirement. On January 31, 2008, his options to purchase an aggregate of 54,688 of our shares with a value of $67.27 per share became fully exercisable due to Mr. Clark's retirement. Under the terms of Mr. Clark's stock options, he would have to pay an aggregate of $3,960,254 to purchase these shares. Accordingly, the maximum value of accelerated vesting of the options was $0 ($67.27 per share value on January 31, 2008, multiplied by 54,688 of our shares subject to the options minus $3,960,254, the aggregate exercise price for the options).

Full Vesting of Stock Options Upon Termination of Employment Due to Death or Disability of the Senior Executive

If the Senior Executive had terminated employment on December 31, 2008, due to the disability of the Senior Executive (as determined by the 2002 D&O Plan committee) or due to the death of the Senior Executive, all of the Senior Executive's then outstanding stock options granted by us would have become fully vested and exercisable. For each Senior Executive, the number of our shares for which stock options would have become fully exercisable and the value of the accelerated vesting of the options if on December 31, 2008 the Senior Executive terminated employment with us due to his death or disability is specified above under the heading *"Full Vesting of Stock Options Upon a Change in Control."*

Performance Unit Awards

Pro Rata Payment of Performance Unit Awards Upon a Change in Control

If a 2002 Change in Control were to have occurred on December 31, 2008, prior to the Senior Executive's termination of employment with us, we, or our successor, would have paid the Senior Executive, in cash, an amount equal to $100 multiplied by the number of performance units specified in the Senior Executive's performance unit award agreement, multiplied by the number of days during the performance period through December 30, 2008 divided by the number of days during the performance period. The amounts we or our successor would have paid are $5,338,579, $1,678,520, $1,208,108, $1,011,783, and $774,996 for Messrs. Deaton, Ragauss, Crain, Barr and Craighead, respectively.

Mr. Clark retired from the Company on January 31, 2008 and accordingly would not receive any amounts under his performance unit awards as a result of a change of control. As discussed below under the heading *"Retirement Agreement With James R. Clark,"* we did agree to vest certain of Mr. Clark's performance units in connection with his retirement.

Pro Rata Payment of Performance Unit Awards Upon Termination of Employment by the Senior Executive for Good Reason or By Us Without Cause in Connection with a Potential Change in Control

If on December 31, 2008, (i) we terminated the employment of a Senior Executive without cause (within the meaning of the 2002 D&O Plan) prior to a 2002 D&O Plan Change in Control, or (ii) the Senior Executive terminated his employment with us for good reason (within the meaning of the 2002 D&O Plan) and, in the case of (i) or (ii), the circumstance or event occurred at the request or direction of the person who entered into an agreement with us the consummation of which would constitute such a change in control or is otherwise in connection with or in anticipation of such a change in control, we would have paid the Senior Executive, in cash, an amount equal to $100 multiplied by the number of performance units specified in the Senior Executive's performance unit award agreement, multiplied by the number of days during the performance period through December 30, 2008 divided by the number of days during the performance period.

The amounts we would have paid the Senior Executives are specified above under the heading *"Pro Rata Payment of Performance Unit Awards Upon a Change in Control."*

Pro Rata Payment of Performance Unit Awards Upon the Senior Executive's Termination of Employment Due to His Disability or His Death

If the Senior Executive had terminated employment with us on December 31, 2008 due to disability or death prior to the last day of the performance period we would have paid him in a single sum in cash an amount equal to $100 multiplied by the number of performance units specified in the

Senior Executive's performance unit award agreement, multiplied by the number of days during the performance period through December 31, 2008, divided by the number of days during the performance period.

The Senior Executive is treated as having incurred a disability for this purpose if he (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months receiving income replacement benefits for a period of not less than three months under our accident and health plan.

If the Senior Executives had terminated employment with us on December 31, 2008 due to disability or death we would have paid, in single sums in cash, $7,750,864, $2,408,263, $1,759,758, $1,425,734 and $961,930 for Messrs. Deaton, Ragauss, Crain, Barr and Craighead, respectively.

Pro Rata Payment of Performance Unit Awards Upon the Senior Executive's Termination of Employment Due to His Retirement

If the Senior Executive had terminated employment with us on December 31, 2008 due to his retirement prior to the last day of the performance period, we would have paid in a single sum in cash an amount equal to the applicable performance unit value multiplied by the number of performance units specified in the Senior Executive's performance unit award agreement, multiplied by the number of days during the performance period through December 30, 2008, divided by the number of days during the performance period.

The Senior Executive is treated as having retired for this purpose if he terminates employment with us after the sum of his age and years of service with us is at least 65.

Messrs. Deaton and Ragauss are not yet eligible to retire for purposes of their outstanding performance unit awards.

If Mr. Crain had terminated employment with us on December 31, 2008 due to retirement and the over achievement level of performance is achieved for the performance unit award granted to him on January 25, 2006 and the expected value level of performance is achieved for the performance unit awards granted to him on January 24, 2007 and January 23, 2008, we would pay Mr. Crain, in cash, at the normal payment dates specified in the awards, the sums of $1,100,000 and $416,179 and $242,424 in complete settlement of his performance unit award granted under the 2002 D&O Plan on January 25, 2006, January 24, 2007 and January 23, 2008, respectively.

If Mr. Barr had terminated employment with us on December 31, 2008 due to retirement and the over achievement level of performance is achieved for the performance unit award granted to him on January 25, 2006 and the expected value level of performance is achieved for the performance unit awards granted to him on January 24, 2007 and January 23, 2008, we would pay Mr. Barr, in cash, at the normal payment dates specified in the awards, the sums of $825,000 and $359,894 and $239,760 in complete settlement of his performance unit award granted under the 2002 D&O Plan on January 25, 2006, January 24, 2007 and January 23, 2008, respectively. Mr. Barr will retire from employment with us on April 30, 2009. The amounts we will pay to Mr. Barr in connection with his retirement are discussed below under the heading *"Retirement Agreement With David H. Barr."*

If Mr. Craighead had terminated employment with us on December 31, 2008 due to retirement and the expected over achievement level of performance is achieved for the performance unit award granted to him on January 25, 2006 and the expected value level of performance is achieved for the performance unit awards granted to him on January 24, 2007 and January 23, 2008, we would pay Mr. Craighead, in cash, at the normal payment dates specified in the awards, the sums of $371,400 and $349,703 and $239,760 in complete settlement of his performance unit award granted under the 2002 D&O Plan on January 25, 2006, January 24, 2007 and January 23, 2008, respectively.

Mr. Clark retired from the Company on January 31, 2008. The amounts we paid to Mr. Clark in connection with his retirement are discussed below under the heading *"Retirement Agreement With James R. Clark."*

Baker Hughes Incorporated Supplemental Retirement Plan

Under the SRP the Senior Executives may elect to defer portions of their compensation. We also provide additional credits under the SRP to supplement the benefits provided under our qualified retirement plans. We will pay the benefits due the Senior Executives under the SRP in accordance with the Senior Executives' payment selections.

Accelerated Vesting Upon Termination of Senior Executive's Termination of Employment Due to His Retirement

If the Senior Executive had terminated employment with us on December 31, 2008 due to his retirement, he would have had a fully nonforfeitable interest in his Company base thrift deferral account, Company pension deferral account and Company discretionary deferral account under the SRP. For this purpose, "retirement" means termination of employment with us on or after (i) attaining the age of 65 or (ii) attaining the age of 55 and completing ten years of service with us.

Messrs. Deaton, Ragauss, Crain and Craighead are not yet eligible to retire for purposes of the SRP. However, due to their years of service with us Messrs. Deaton, Crain and Craighead have fully vested interests in all of their accounts under the SRP.

Mr. Barr is eligible to retire for purposes of the SRP. Due to his years of service, Mr. Barr has a fully vested interest in all of his accounts under the SRP. We estimate that the value of Mr. Barr's SRP accounts as of December 31, 2008 was $1,850,472.

Mr. Clark was eligible to retire for purposes of the SRP. Due to his years of service, Mr. Clark had a fully vested interest in all of his accounts under the SRP. We estimate that the value of Mr. Clark's SRP accounts as of January 31, 2008 was $2,159,402.

Accelerated Vesting Upon Termination of Senior Executive's Termination of Employment Due to His Death or Disability

If the Senior Executive had terminated employment with us on December 31, 2008 due to his death or his disability, he would have had a fully nonforfeitable interest in his company base thrift deferral account, company pension deferral account and company discretionary deferral account under the SRP without regard to his tenure with us. For this purpose, a Senior Executive has a disability if he is eligible for benefits under our long-term disability plan.

Messrs. Deaton, Crain, Barr and Craighead have fully vested interests in all of their accounts under the SRP. We estimate that the value of the accelerated vesting of Mr. Ragauss' interest in his SRP benefit if he had died or terminated employment with us due to disability on December 31, 2008 would have been $77,442, and that the full value of his SRP benefits he would have been paid would have been $224,539.

Payments Under the SRP Due to Termination of Employment of Senior Executive for Reason Other Than Retirement or Death

If the Senior Executive had terminated employment with us on December 31, 2008 due to his resignation (rather than due to his retirement or disability) he would have been entitled to receive his then vested interest in his accounts under the SRP. The estimated values of the Senior Executives' vested interests in their SRP accounts as of December 31, 2008 are $2,698,531, $147,097, $1,026,890, $1,850,472 and $647,488, for Messrs. Deaton, Ragauss, Crain, Barr and Craighead, respectively.

Retirement Agreement With James R. Clark

We entered into a retirement agreement with Mr. James R. Clark dated August 30, 2007 that remains in effect through January 31, 2009. Mr. Clark retired from the Company on January 31, 2008. Under Mr. Clark's retirement agreement, in consideration of Mr. Clark's signing a release of claims against us and his continued employment with us through January 31, 2008, the substantial risk of forfeiture restrictions applicable to 17,232 of our shares subject to restricted stock awards granted by us under the 2002 D&O Plan lapsed on January 31, 2008. The aggregate value of the accelerated vesting of Mr. Clark's restricted stock awards is $1,159,197 ($67.27 per share value at the close of business on January 30, 2008, multiplied by 17,232 shares). The accelerated vesting of the restricted stock awards resulted in additional compensation cost of $448,962 for the excess fair value of the modified awards over the fair value of the original awards. In addition, under Mr. Clark's retirement agreement we vested 3,333 and 7,585 of the performance units we granted to Mr. Clark under the 2002 D&O Plan in 2006 and in 2007, respectively, that would otherwise have been forfeited. The aggregate value of the accelerated vesting of Mr. Clark's performance units is $1,425,100, assuming that the overachievement level of performance is achieved for the performance units granted in 2006 and the expected value level of performance is achieved for the performance units granted in 2007. During 2008 Mr. Clark performed consulting services for us for a fee of approximately $57,917 per month.

Retirement Agreement With David R. Barr

We entered into a retirement agreement with David H. Barr dated February 25, 2009. Mr. Barr will retire from employment with us on April 30, 2009. Under Mr. Barr's retirement agreement, in consideration of Mr. Barr's signing a release of claims against us and his provision of consulting services for us through October 31, 2010, the substantial risk of forfeiture restrictions applicable to 5,984 of our shares subject to restricted stock awards granted by us under the 2002 D&O Plan will lapse on April 30, 2009. Under the terms and conditions of the stock options granted by us to Mr. Barr, as a result of Mr. Barr's retirement on April 30, 2009 his options to purchase an aggregate of 28,978 shares will become fully exercisable on April 30, 2009. Under the terms of such stock options Mr. Barr would have to pay an aggregate of $2,205,451 to purchase these shares. The maximum value of the accelerated vesting of the options would be the per share value of our common stock on April 30, 2009, multiplied by 75,541 of our shares subject to the options minus $3,564,159, the aggregate exercise price for the options. Under the terms and conditions of Mr. Barr's performance units granted on January 24, 2007 and January 23, 2008, Mr. Barr will forfeit 1,213 of the 5,403 performance units granted on January 24, 2007 and will also forfeit 4,014 of the 7,200 of the performance units granted on January 23, 2008. Assuming that the expected value level of performance is achieved for the performance units granted in 2007 and 2008, on the normal payment dates specified in the awards, we will pay to Mr. Barr, in cash, the sums of $419,000 and $318,600 in complete settlement of his performance unit awards granted under the 2002 D&O Plan on January 24, 2007 and January 23, 2008, respectively. Mr. Barr will be eligible to receive a prorated annual incentive bonus for the 2009 performance period in the aggregate amount of $105,000 assuming that the performance goals are achieved at the expected value level of performance. We will transfer to Mr. Barr his corporate country club membership. We estimate that the value of this benefit is approximately $27,500. For the period commencing on May 1, 2009 and ending on October 31, 2010, Mr. Barr will perform consulting services for us for a fee of $39,500 per month.

DIRECTOR COMPENSATION

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of the Company's independent non-management directors during the fiscal year ended 2008. For a description of the fees and other awards payable to the Company's directors, please refer to the section titled "Corporate Governance – Board of Directors" contained elsewhere in this proxy statement.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1,2)	Option Awards ($)(1,2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Larry D. Brady	$ 81,852	$ 97,211	$ 15,993	$ 0	$ 26,532[3]	$ 221,588
Clarence P. Cazalot, Jr.	$ 85,000	$ 97,211	$ 15,993	$ 0	$ 0	$ 198,204
Edward P. Djerejian	$ 70,000	$ 97,211	$ 15,993	$ 0	$ 22,091[3]	$ 205,295
Anthony G. Fernandes	$ 85,000[4]	$ 97,211	$ 15,993	$ 0	$ 19,207[3]	$ 217,411
Claire W. Gargalli	$ 70,000	$ 97,211	$ 15,993	$ 0	$ 0	$ 183,204
Pierre H. Jungels	$ 70,000	$ 88,875	$ 15,993	$ 0	$ 0	$ 174,868
James A. Lash	$ 75,000	$ 97,211	$ 15,993	$ 0	$ 18,633[3]	$ 206,837
James F. McCall	$ 78,141	$ 99,986[5]	$ 15,993[5]	$ 0	$ 20,982[3]	$ 215,102
J. Larry Nichols	$ 75,000	$ 97,211	$ 15,993	$ 0	$ 20,698[3]	$ 208,902
H. John Riley, Jr.	$ 80,000[4]	$ 97,211	$ 15,993	$ 0	$ 20,998[3]	$ 214,202
Charles L. Watson	$ 70,000	$ 97,211	$ 15,993	$ 0	$ 20,998[3]	$ 204,202

(1) A restricted stock grant was made on January 23, 2008 valued at $69.92 per share. Stock option grants were made on January 23, 2008 and August 11, 2008 at an exercise price of $69.92 and $77.20, respectively, and a SFAS 123(R) value of $21.36 and $25.87 per share, respectively. For both stock and stock option grants, the value shown is what is also included in the Company's financial statements per SFAS 123(R). See the Company's Annual Report for the years ended December 31, 2008 for a complete description of the SFAS 123(R) valuation.

(2) The following table shows the aggregate number of stock awards and options awards outstanding for each director as of December 31, 2008 as well as the grant date fair value of stock awards and option grants made during 2008:

Name	Aggregate Stock Awards Outstanding as of December 31	Aggregate Option Awards Outstanding as of December 31	Grant Date Fair Value of Stock and Option Awards made during 2008
Larry D. Brady	5,043	2,243	$ 115,979
Clarence P. Cazalot, Jr.	5,973	3,970	$ 115,979
Edward P. Djerejian	5,973	1,989	$ 115,979
Anthony G. Fernandes	5,973	11,765	$ 115,979
Claire W. Gargalli	5,973	3,970	$ 115,979
Pierre H. Jungels	3,838	1,656	$ 115,979
James A. Lash	5,973	3,970	$ 115,979
James F. McCall	5,973	1,989	$ 115,979
J. Larry Nichols	5,973	3,970	$ 115,979
H. John Riley, Jr.	5,973	3,970	$ 115,979
Charles L. Watson	5,973	14,007	$ 115,979

(3) Amount includes perquisite payments to cover spousal airfare, meals, cultural education and gross-ups for taxes associated with certain Board of Director meetings during 2008.

(4) Messrs. Fernandes and Riley previously elected to have their fees deferred and thus the amounts shown above were paid to their deferred compensation accounts pursuant to the Director Compensation Deferral Plan (discussed below).

(5) Upon Mr. McCall's retirement from the Board in April, his stock awards and option awards will be fully vested in accordance with the terms and conditions of the awards.

The Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective January 1, 2009 (the "Deferral Plan"), is intended to provide a means for members of our Board of Directors to defer compensation otherwise payable and provide flexibility with respect to our compensation policies. Under the provisions of the Deferral Plan, directors may elect to defer income with respect to each calendar year. The compensation deferrals may be stock option-related deferrals or cash-based deferrals.

COMPENSATION COMMITTEE REPORT

The Compensation Committee held seven meetings during fiscal year 2008. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon such review, the related discussions and such other matters deemed relevant and appropriate by the Compensation Committee, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement to be delivered to stockholders.

H. John Riley, Jr. (Chairman)
Edward P. Djerejian
Claire W. Gargalli
Pierre H. Jungels
J. Larry Nichols

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of Messrs. Riley (Chairman), Djerejian, Jungles, Nichols and Ms. Gargalli, all of whom are independent non-management directors. None of the Compensation Committee members has served as an officer or employee of the Company, and none of the Company's executive officers has served as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of the Company's Board of Directors.

AUDIT/ETHICS COMMITTEE REPORT

The Audit/Ethics Committee is comprised of six members, each of whom is independent, as defined by the standards of the NYSE, the rules of the SEC, and under the Company's policy for director independence ("Policy for Director Independence," attached as Annex B to this Proxy Statement). Under the Charter of the Audit/Ethics Committee (attached as Annex C to this Proxy Statement), the Audit/Ethics Committee assists the Board of Directors in overseeing matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's disclosure controls and internal controls, the quality and integrity of the quarterly and annual financial statements of the Company, the performance of the Company's internal audit function and the review and pre-approval of the current year audit and non-audit fees with the Company's Independent Registered Public Accounting Firm. The Audit/Ethics Committee also oversees the Company's policies with respect to risk assessment and risk management and compliance programs relating to legal and regulatory requirements.

During the year ended December 31, 2008, the Audit/Ethics Committee held fourteen meetings and otherwise met and communicated with management and with Deloitte & Touche LLP, the Company's Independent Registered Public Accounting Firm for 2008. Deloitte & Touche discussed with the Audit/Ethics Committee various matters under applicable auditing standards, including information regarding the scope and results of the audit and other matters required to be discussed by the Statement on Auditing Standards No. 114, "The Auditor's Communication with Those Charged with Governance." The Audit/Ethics Committee also discussed with Deloitte & Touche its independence from the Company and received the written disclosures and the letter from Deloitte & Touche concerning independence as required by the Public Company Accounting Oversight Board Ethics and Independence Rule 3526, "Communication with Audit Committees Concerning Independence." The Audit/Ethics Committee also reviewed the provision of services by Deloitte & Touche not related to the audit of the Company's financial statements and not related to the review of the Company's interim financial statements as it pertains to the independence of Deloitte & Touche. Deloitte & Touche also periodically reported the progress of its audit of the effectiveness of the Company's internal control over financial reporting.

The Audit/Ethics Committee reviewed and discussed with management the Company's financial results prior to the release of earnings. In addition, the Audit/Ethics Committee reviewed and discussed with management, the Company's internal auditors and Deloitte & Touche the interim financial information included in the March 31, 2008, June 30, 2008 and September 30, 2008 Form 10-Qs prior to their being filed with the SEC. The Audit/Ethics Committee also reviewed and discussed the Company's audited financial statements for the year ended December 31, 2008 with management, the Company's internal auditors and Deloitte & Touche. Deloitte & Touche informed the Audit/Ethics Committee that the Company's audited financial statements are presented fairly in conformity with accounting principles generally accepted in the United States of America. The Audit/Ethics Committee also monitored and reviewed the Company's procedures and policies relating to the requirements of Section 404 of the Sarbanes-Oxley Act and related regulations.

Based on the review and discussions referred to above, and such other matters deemed relevant and appropriate by the Audit/Ethics Committee, the Audit/Ethics Committee recommended to the Board of Directors, and the Board has approved, that the financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

Anthony G. Fernandes (Chairman)
Larry D. Brady
Clarence P. Cazalot, Jr.
James A. Lash
James F. McCall
J. Larry Nichols

PROPOSAL NO. 2
RATIFICATION OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit/Ethics Committee has selected the firm of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm to audit the Company's books and accounts for the year ending December 31, 2009. Deloitte & Touche served as our Independent Registered Public Accounting Firm for fiscal year 2008. While the Audit/Ethics Committee is responsible for the appointment, compensation, retention, termination and oversight of the Independent Registered Public Accounting Firm, we are requesting, as a matter of good corporate governance, that the stockholders ratify the appointment of Deloitte & Touche as our principal Independent Registered Public Accounting Firm. If the stockholders fail to ratify the selection, the Audit/Ethics Committee will reconsider whether to retain Deloitte & Touche and may retain that firm or another without re-submitting the matter to our stockholders. Even if the appointment is ratified, the Audit/Ethics Committee may, in its discretion, direct the appointment of a different Independent Registered Public Accounting Firm at anytime during the year if it determines that such change would be in the Company's best interests and in the best interests of our stockholders.

Deloitte & Touche's representatives will be present at the Annual Meeting and will have an opportunity to make a statement, if they so desire, as well as to respond to appropriate questions asked by our stockholders.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote "FOR" ratification of the selection of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2009.

FEES PAID TO DELOITTE & TOUCHE LLP

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, "Deloitte Entities") billed or will bill the Company or its subsidiaries for the aggregate fees set forth in the table below for services provided during 2008 and 2007. These amounts include fees paid or to be paid by the Company for (i) professional services rendered for the audit of the Company's annual financial statements, review of quarterly financial statements and audit services related to the effectiveness of the Company's internal control over financial reporting, (ii) assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and (iii) professional services rendered for tax compliance, tax advice, and tax planning.

	2008 *(in millions)*	2007 *(in millions)*
Audit fees	$ 11.6	$ 10.2
Audit-related fees	1.6	0.1
Tax fees	0.8	1.2
Total	$ 14.0	$ 11.5

Audit fees include fees related to the audit of the Company's annual financial statements, review of quarterly financial statements and audit services related to the effectiveness of the Company's internal control over financial reporting. Audit-related fees consist primarily of attestation services related to business restructurings and services associated with our debt offering.

Tax fees are primarily for the preparation of income, payroll, value added and various other miscellaneous tax returns in 25 of the more than 90 countries where the Company operates. The Company also incurs local country tax advisory services in these countries. Examples of these kinds of services are assistance with audits by the local country tax authorities, acquisition and disposition advice, consultation regarding changes in legislation or rulings and advice on the tax effect of other structuring and operational matters.

In addition to the above services and fees, Deloitte Entities provide audit and other services to various Company sponsored employee benefit plans which fees are incurred by and paid by the respective plans. Fees paid to Deloitte Entities for these services totaled approximately $0.2 million in 2008 and $0.3 million in 2007.

Pre-Approval Policies and Procedures

The Audit/Ethics Committee has adopted guidelines for the pre-approval of audit and permitted non-audit services by the Company's Independent Registered Public Accounting Firm. The Audit/Ethics Committee will consider annually and, if appropriate, approve the provision of audit services by its Independent Registered Public Accounting Firm and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit/Ethics Committee will also consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement with estimated non-audit fees of $15,000 or more that does not fit within the definition of a pre-approved service are presented to the Chairman of the Audit/Ethics Committee for pre-approval. The Chairman of the Audit/Ethics Committee will report any specific approval of services at its next regular meeting. The Audit/Ethics Committee will review a summary report detailing all services being provided to the Company by its Independent Registered Public Accounting Firm. All of the fees and services described above under "audit fees," "audit-related fees" and "tax fees" were approved under the Guidelines for Pre-Approval of Audit and Non-Audit Fees of the Independent Registered Public Accounting Firm and pursuant to Section 202 of SOX.

PROPOSAL NO. 3
PROPOSAL TO APPROVE AMENDMENT OF THE BAKER HUGHES INCORPORATED EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors adopted the Baker Hughes Incorporated Employee Stock Purchase Plan ("ESPP" or the "Plan"), as amended and restated February 26, 2009, to be effective February 26, 2009, subject to stockholder approval. A copy of the ESPP is attached as Annex A to this Proxy Statement. The ESPP is intended to qualify as an "employee stock purchase plan" under section 423 of the Internal Revenue Code of 1986, as amended. The Plan was initially adopted in 1976 and has been continuously available to employees to encourage and enable Company employees to acquire the Company's Common Stock at a favorable price and upon favorable terms in order to furnish an incentive to advance the best interests of the Company for the mutual benefit of the employees, the Company and the Company's stockholders. The ESPP currently has a stockholder-approved 14.5 million shares authorized for issuance, with a remaining balance of approximately 1 million shares to be issued. The amended and restated Plan is being presented to the stockholders for approval of the increase in the shares authorized for issuance by 8.0 million, for a total of 22.5 million shares authorized for issuance under the Plan.

General

All employees of the Company and any affiliate of the Company that has adopted the Plan are eligible to participate if the employee is scheduled to work at least 20 hours per pay period during the option period, is an employee at the beginning of the option period, and his or her employment continues uninterrupted throughout the option period until the date of exercise, except the following employees are not eligible to participate: (i) any employee who is a citizen of a foreign country that prohibits foreign corporations from granting stock options to its citizens, and (ii) any employee who, immediately after the option is granted, owns 5% or more of the total combined voting power or value of all classes of stock of the Company or of a subsidiary. Through payroll deductions ranging from 1% to 10%, employees accumulate funds which are used at the end of the year to purchase shares of the Company's Common Stock at the "*option price*," which is equal to 85% of the lower of the fair market value of the stock on the "*date of grant*" (i.e., the first business day of the option period) or on the "*date of exercise*" (i.e., the last business day of the option period). An employee must authorize payroll deductions prior to the start of the option period in order to participate. Payroll deductions are accumulated interest free until the end of the option period. On the last business day of the option period, a participant is deemed to have exercised the option to purchase as many whole and fractional shares as the participant's payroll deductions will allow at the option price.

Under the Plan, the Board of Directors or the Compensation Committee has the discretion (i) to revise the discounted purchase price to a percentage that is higher than 85% (e.g., 95% of the fair market value of the price of a share of Common Stock on the date of valuation), (ii) to determine the option price as the fair market value on the date of exercise instead of the lower of the fair market value on the date of grant or the date of exercise, and (iii) to establish an option period that is other than the current 12-month period provided in the Plan (e.g., 3 months or 6 months). These provisions provide the flexibility to address the stock option expensing provisions of the Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Stock-Based Compensation – Transition and Disclosure*. Under the current provisions of SFAS No. 123, stock options are not required to be expensed if the discounted price is 95% or higher and if the option price is determined as the fair market value on the date of exercise.

A participant can decrease (but not increase) his or her contribution percentage once during the year and can discontinue participation in the ESPP by reducing his or her contribution percentage to zero. If a participant discontinues participation, any payroll contributions accumulated up to that point will be held until the end of the option period, when shares of the Company's Common Stock will be purchased. A participant may withdraw completely from the ESPP, and all payroll contributions up to the date of withdrawal will be refunded. If a participant withdraws completely from the ESPP, he or she cannot participate in the ESPP until the next option period.

An employee is not eligible to participate in the ESPP if, immediately after the option is granted, the employee owns stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of a subsidiary. Further, the fair market value of shares of Common Stock purchased in any calendar year is limited to $25,000 (determined based upon the value of the shares on the date of grant of the option), and the ESPP limits the number of shares purchased to a maximum of 2,500 shares in any calendar year.

Administration; Amendment and Termination

The Board of Directors or the Compensation Committee may amend the Plan at any time and from time to time, subject to the limitation that approval by a majority vote of the holders of the outstanding securities of the Company are required to amend the Plan (i) to materially increase the benefits accruing to participants, (ii) to materially increase the number of securities which may be issued under the Plan, or (iii) to materially modify the requirements as to eligibility for participation in the Plan.

Plan Benefits

The number of shares that may be purchased by a participant under the ESPP is discretionary, and the value of the Common Stock purchased by ESPP participants will vary based on the fair market value of the Company's Common Stock at the commencement of the option period or at the end of the option period. Accordingly, the number of shares that will be purchased by the senior executives, executive officers as a group, non-executive directors as a group and non-executive officers as a group in the future are not currently determinable. Directors who are also not employees of the Company are not eligible to participate in the ESPP.

Federal Income Tax Consequences Relating to the ESPP

The following discussion of certain federal income tax consequences relating to the ESPP is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), including related regulations and the Internal Revenue Service guidance, in effect on the date of this Proxy Statement. The discussion is limited to the United States tax consequences, and the tax consequences may vary depending on the personal circumstances of the individual participants.

The Plan and the right of the Plan participants to purchase shares of Common Stock under the Plan are intended to qualify as an "employee stock purchase plan" under the provisions of section 423 of the Code. A participant's payroll contributions are made on an after-tax basis, but the grant of the option and the purchase of shares on the date of exercise are not taxable events for the participant. However, a participant may become liable for income tax upon dispositions of shares acquired under the Plan, and the tax consequences will depend on how long a participant has held the shares prior to the disposition. The Company may also have a deduction as a result of the disposition.

If a participant disposes of the shares in a *"qualifying disposition"* – a disposition of the shares that occurs (a) at least two years after the date of grant, which is the date of the beginning of the option period and (b) at least one year after the date of exercise, which is the date shares are purchased under the Plan (or if the participant dies while owning the shares) the participant will have the following tax consequences. In the year of the disposition, the participant will include in his taxable ordinary income the lesser of (a) the excess of fair market value of the shares at the date of grant of the option over the option price (i.e., the 85% discounted price), or (b) the excess of the fair market value of the shares at the time of the disposition (or death) over the option price. Any further gain on the disposition will generally be taxed as long-term capital gain. If the shares are sold at a price that is less than the option price, the difference would be a long-term capital loss for the participant. No deduction is allowed to the Company in a qualifying disposition.

When shares are disposed of prior to the expiration of either the two-year or one-year holding period described above, the disposition is a *"disqualifying disposition."* In the year of the disqualifying disposition, the participant will include in his taxable ordinary income the amount by which the fair market value of the shares on the date of exercise exceeds the option price (i.e., the 85% discounted price). This excess amount is taxable to the participant even if no gain is realized on the disposition and even if the shares are disposed of for less than the fair market value on the date of exercise. The participant will have capital gain if there is any gain above the ordinary income amount, and he will have capital loss if the shares are sold for an amount that is less than the fair market value on the date of exercise. The capital gain or capital loss will be short- or long-term capital gain or loss depending on the period of time which the participant held the shares. In the event of a disqualifying disposition, the Company will be allowed a deduction for federal income tax purposes equal to the ordinary income realized by the participant disposing of the shares.

Currently, the Company is not required to withhold employment or income taxes upon the exercise of options under the Plan. However, the Internal Revenue Service may issue guidance in the future requiring the Company to withhold employment and income taxes upon the exercise of options granted under plans that qualify under section 423 of the Code.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote <u>FOR</u> approval of amendment of the Baker Hughes Incorporated Employee Stock Purchase Plan.

PROPOSAL NO. 4
STOCKHOLDER PROPOSAL NO. 1 REGARDING CALLING SPECIAL SHAREOWNERS MEETINGS

The following proposal was submitted to Baker Hughes by Nick Rossi (with an address of P.O. Box 249, Boonville, California 95415 and a legal proxy to Mr. John Chevedden and/or his designee, with an address of 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278) who is the owner of 1,000 shares of the Company's Common Stock, and is included in this Proxy Statement in compliance with SEC rules and regulations. The proposed resolution and supporting statement, for which the Board of Directors and the Company accept no responsibility, are set forth below.

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right.

This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	Emil Rossi (Sponsor)
International Business Machines (IBM)	Emil Rossi
Merck & Co. (MRK)	William Steiner
Kimberly-Clark (KMB)	Chris Rossi
CSX Corp. (CSX)	Children's Investment Fund
Occidental Petroleum (OXY)	Emil Rossi
FirstEnergy Corp. (FE)	Chris Rossi
Marathon Oil (MRO)	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- We had no shareholder right to:
  Cumulative voting.
  Act by written consent.
  Call a special meeting.
  An Independent Chairman.
- In May 2005 our Board made it more difficult for shareholders to fill vacancies on our board.
- Our board made sure that we could not vote on this well-established proposal topic of Special Shareowner Meetings at our 2008 annual meeting. Reference: Baker Hughes Incorporated (March 4, 2008) no action letter available through SECnet *http://secnet.cch.com*.
- Larry Brady, of our Audit Committee, was designated as an "Accelerated Vesting" director by The Corporate Library *www.thecorporatelibrary.com*, an independent investment research firm, due to his involvement with accelerating stock option vesting to avoid recognizing the related expense.
- Our directors, who had added responsibility by serving in on our key board committees, also served on these three boards rated "D" by The Corporate Library:

Edward Djerejian	Occidental Petroleum (OXY)
Larry Nichols	Devon Energy (DVN)
Clarence Cazalot	Marathon Oil (MRO)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings – Yes on 3

Recommendation of the Board of Directors

The Company's Bylaws, consistent with the requirements of Delaware corporate law, provide that a special meeting of stockholders may be called at any time by the Board of Directors or by a duly designated committee of the Board of Directors. The Board believes that these provisions are appropriate and effective for a public company of our size.

Special meetings of stockholders should only be held in response to exceptional events or circumstances that cannot wait until the next annual meeting. The Board has a fiduciary duty to determine when it is in the best interests of the stockholders as a whole to incur the financial and administrative expense of holding a special meeting. Our existing governance practices demonstrate a clear commitment to accountability and effective management.

Adoption of the proposal would potentially allow a minority special interest group to be disruptive to business operations and would invite significant expenditures in preparing disclosure documents, printing and mailing costs, and time commitment of the Board and senior management.

Your Board of Directors recommends a vote <u>AGAINST</u> approval of Stockholder Proposal No. 1 regarding Calling Special Shareowners Meetings.

ANNUAL REPORT

The 2008 Annual Report on Form 10-K of the Company (the "Annual Report"), which includes audited financial statements for the fiscal year ended December 31, 2008, accompanies this Proxy Statement only if you have requested that a copy of this Proxy Statement be mailed to you. The Annual Report also is available electronically by following the instructions in the E-Proxy Notice, as described in the "Proxy Statement – Information About the Notice of Internet Availability of Proxy Materials" section of this Proxy Statement. However, the Annual Report is not part of the proxy soliciting information.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement is incorporated by reference into any other filing by Baker Hughes under the Securities Act of 1933, as amended, or the Exchange Act, the sections of this Proxy Statement entitled "Compensation Committee Report" and "Audit/Ethics Committee Report" (to the extent permitted by the rules of the SEC) as well as the annexes to this Proxy Statement, will not be deemed incorporated unless specifically provided otherwise in such filing. Information contained on or connected to our website is not incorporated by reference into this Proxy Statement and should not be considered part of this Proxy Statement or any other filing that we make with the SEC.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2010 Annual Meeting must be received by the Company by November 13, 2009 to be properly brought before the 2010 Annual Meeting and to be considered for inclusion in the Proxy Statement and form of proxy relating to that meeting. Such proposals should be mailed to the Company's Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. Nominations of directors by stockholders must be received by the Chairman of the Governance Committee of the Company's Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or the Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019 between October 14, 2009 and November 13, 2009 to be properly nominated before the 2010 Annual Meeting, although the Company is not required to include such nominees in its Proxy Statement.

OTHER MATTERS

The Board of Directors knows of no other matter to be presented at the Annual Meeting. If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

ANNEX A

BAKER HUGHES INCORPORATED EMPLOYEE STOCK PURCHASE PLAN

(As Amended and Restated Effective as of February 26, 2009)

WITNESSETH:

WHEREAS, the Baker Hughes Incorporated 1987 Employee Stock Purchase Plan was adopted for the benefit of the eligible employees of Baker Hughes Incorporated; and

WHEREAS, the Plan has, from time to time, been amended and restated; and

WHEREAS, the Company desires to restate the Plan and to amend the Plan to increase by eight million (8,000,000) shares the number of shares available under the Plan from 14,500,000 to 22,500,000, and to make revisions to other provisions of the Plan;

NOW THEREFORE, the Plan is hereby amended and restated in its entirety as follows with no interruption in time, effective as of February 26, 2009, except as otherwise indicated herein:

BAKER HUGHES INCORPORATED EMPLOYEE STOCK PURCHASE PLAN

(As Amended and Restated Effective as of February 26, 2009)

TABLE OF CONTENTS

BAKER HUGHES INCORPORATED EMPLOYEE STOCK PURCHASE PLAN

(As Amended and Restated Effective as of February 26, 2009)

Article 1: Purpose

1.1 Purpose.

(a) The purpose of the BAKER HUGHES INCORPORATED EMPLOYEE STOCK PURCHASE PLAN (the "Plan") is to encourage and enable Eligible Employees (defined below) to voluntarily acquire proprietary interests in BAKER HUGHES INCORPORATED (the "Company") through the ownership of the Company's Common Stock (defined below) at a favorable price and upon favorable terms and to furnish to the Eligible Employees an incentive to advance the best interests of the Company for the mutual benefit of the Eligible Employees, the Company and the Company's stockholders. The Plan is intended to qualify as an "employee stock purchase plan" under section 423 of the Code (defined below). Accordingly, the provisions of the Plan shall be construed in a manner consistent with the requirements of that Code section.

(b) Subject to approval by the Company's stockholders, the provisions of Section 5.1 shall become effective as of February 26, 2009.

Article 2: Definitions

2.1 Definitions.

"Affiliate" means (a) any entity which is a member of the same controlled group of corporations within the meaning of section 414(b) of the Code, (b) a trade or business (whether or not incorporated) which is under common control (within the meaning of section 414(c) of the Code), or (c) any entity which is a member of the same affiliated service group (within the meaning of section 414(m) of the Code), with the Company.

"Beneficiary" or **"Beneficiaries"** shall be as determined pursuant to the provisions of Section 8.4.

"Board" means the Board of Directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended. References to sections of the Code shall include the regulations issued thereunder.

"Committee" means the Administrative Committee that may be appointed by the Compensation Committee as a Plan Administrator.

"Common Stock" means the $1 par value common stock of the Company.

"Company" means Baker Hughes Incorporated, a Delaware corporation.

"Compensation Committee" means the Compensation Committee of the Board.

"Date of Exercise" means, for each Option Period, the last day that the principal securities exchange on which the Common Stock is listed is open for trading.

"Date of Grant" means the date on which Options are granted, as such date is determined by the Board or the Compensation Committee.

"Eligible Compensation" means a Participant's base salary or wages measured on an annual basis (as defined in section 3401(a) of the Code for purposes of federal income tax withholding) from the Company, modified by *including* any portion thereof that such Participant could have received in cash in lieu of (a) any deferrals made by the Participant pursuant to the Baker Hughes Incorporated Supplemental Retirement Plan or (b) elective contributions made on his behalf by the Company pursuant to a qualified cash or deferred arrangement described in section 401(k) of the Code and any elective contributions under a cafeteria plan described in section 125 of the Code, and modified further by *excluding* any bonus, incentive compensation, commissions, expense reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation (other than elective contributions to the Company's qualified cash or deferred arrangement described in section 401(k) of the Code), welfare benefits as defined in the Employee Retirement Income Security Act of 1974, as amended, overtime pay, special performance compensation amounts and severance compensation.

"Eligible Employee" means each Employee who is scheduled to work at least 20 hours per pay period during the Option Period, and subject to the provisions of Section 3.2(f), is an Employee at the beginning of the Option Period; *provided*, that the following Employees shall not be eligible to participate in the Plan:

(a) an Employee who is a citizen of a foreign country that prohibits foreign corporations from granting stock options to any of its citizens; and

(b) an Employee if such Employee, immediately after the Option is granted, owns stock (as defined by sections 423(b)(3) and 424(d) of the Code) possessing 5 percent or more of the total combined voting power or value of all classes of stock of the Company or of a subsidiary.

"Employee" means each individual employed by an Employer.

"Employer" means the Company and each entity that has adopted the Plan pursuant to the provisions of Article 7.

"ESPP Account" means the individual account established by the ESPP Administrator for each Participant in the Plan.

"ESPP Administrator" means the stock brokerage or other financial services firm designated or approved by the Plan Administrator to hold shares purchased under the Plan for the ESPP Accounts of Participants.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor act.

"Fair Market Value" means the per share price of the last sale of the Common Stock on the "composite tape" on the trading day prior to the date on which the value is being determined. The "composite tape" is the composite transactions in the Common Stock as reported by *The Wall Street Journal*.

"Option" means an option to purchase shares of Common Stock under the terms and provisions of the Plan.

"Option Period" means the 12-month period commencing on January 1 of each calendar year, unless the Board or the Compensation Committee changes the duration of the

Option Period with respect to future Options, and except as modified by Sections 3.3(c)(2) and 3.3(c)(4). An Option Period may not exceed 27 months.

"Option Price" means the price per share to be paid by each Participant on each exercise of his Option and shall be a sum equal to 85% of the Fair Market Value of a share of Common Stock on the Date of Exercise or on the Date of Grant, whichever amount is lesser, unless the Board or the Compensation Committee changes the Option Price with respect to future Options. Prior to the commencement of any future Option Period, the Board or the Compensation Committee may, in lieu of the Option Price specified in the preceding sentence, establish an Option Price that is greater than 85% of the Fair Market Value of a share of Common Stock on the Date of Exercise.

"Participant" means each Eligible Employee who elects to participate in the Plan.

"Plan" means the Baker Hughes Incorporated Employee Stock Purchase Plan, as amended from time to time.

"Plan Administrator" means the Company, acting through its delegates. Such delegates shall include the Administrative Committee, the Investment Committee of the Company and any individual Plan Administrator appointed by the Board with respect to the employee benefit plans of the Company and its Affiliates, each of which shall have the duties and responsibilities assigned to it from time to time by the Board. As used in the Plan, the term "Plan Administrator" shall refer to the applicable delegate of the Company as determined pursuant to the actions of the Board.

"Securities Act" means the Securities Act of 1933, as amended, or any successor statute.

2.2 Number and Gender. Wherever appropriate herein, words used in the singular shall be considered to include the plural and words used in the plural shall be considered to include the singular. The masculine gender, where appearing in the Plan, shall be deemed to include the feminine gender.

2.3 Headings. The headings of Articles and Sections herein are included solely for convenience and if there is any conflict between such headings and the text of the Plan, the text shall control.

Article 3: Eligibility and Participation

3.1 Eligibility. All Eligible Employees shall be eligible to participate in the Plan for an Option Period, *provided* that the Eligible Employee's employment with an Employer continues uninterrupted throughout the Option Period. A transfer between or among Employers shall not be treated as an interruption of the Eligible Employee's employment.

3.2 Participation.

(a) **Election to Participate.** An Eligible Employee shall become a Participant after satisfying the eligibility requirements in Section 3.1 and delivering to the Plan Administrator during the enrollment period established by the Plan Administrator an enrollment form that (1) indicates the Eligible Employee's election to participate in the Plan as of the next following Date of Grant; (2) authorizes the payroll deduction and states the amount to be deducted regularly from the Participant's Eligible Compensation and to be accrued under the Plan for his benefit; and (3) authorizes the purchase of the Common Stock at the end of the Option Period. The effective date of a Participant's participation shall be the Date of Grant following the Plan Administrator's receipt of the Participant's authorization. The procedure established by the Plan Administrator for an Eligible Employee to enroll in the Plan may be through any written form or any telephonic, electronic mail, intranet, internet or any other electronic process established by the Plan Administrator from time to time.

(b) **Continuing Election.** A Participant's election to participate in the Plan with respect to an Option Period shall continue for each successive Option Period at the same payroll deduction percentage as in effect at the termination of the prior Option Period unless the Participant amends or cancels his participation pursuant to subsection 3.2(d).

(c) **Payroll Deductions.** Each Participant will designate in his participation election the stated amount to be deducted from his Eligible Compensation on each payday. A Participant may elect to have deducted from 1% to 10% of his Eligible Compensation, or such other percentages as the Committee may from time to time determine. A Participant's percentage deduction election must be in whole percentages, and a Participant's payroll deductions for the entire Option Period are based on his Eligible Compensation at the beginning of the Option Period. The stated amount may not be less than a sum that will result in the payment into the Plan of at least $5.00 each payday. The stated amount may not exceed either of (1) 10% of the amount of Eligible Compensation (or such other maximum percentage as determined by the Committee), or (2) an amount which will result in noncompliance with the $25,000 statutory limitation described in Section 4.2.

Participant payroll deductions are maintained by the Company as an accrual for the benefit of the Participant until the Date of Exercise.

(d) **Changes in Payroll Deductions.** By delivering to the Plan Administrator a new written payroll deduction authorization form, a Participant may amend the stated amount of his payroll deduction to reduce the rate of his payroll deductions at any time during an Option Period. A Participant's payroll deduction designation rate may not be increased during an Option Period. The new payroll deduction rate will become effective for the next payroll period, provided that the next payroll period commences more than 15 days after receipt of the new authorization form. Any change to the rate of payroll deduction will continue for the remainder of the Option Period. Changes in the rate of payroll deductions are limited to one change during any Option Period.

(e) **Leaves of Absence.** During leaves of absence approved by the Plan Administrator and in compliance with the requirements of Treasury Regulation § 1.421-1(h)(2), a Participant may continue participation in the Plan at the stated amount in his payroll deduction election by making cash payments to the Company on his normal paydays equal to any reduction in his payroll deductions caused by his leave.

(f) **Re-admission to Participate after Termination of Participation.** If a Participant's participation in the Plan is terminated due to his withdrawal from the Plan in accordance with the provisions of Section 3.3(a), the Participant shall be eligible to participate again in the Plan upon the expiration of the Option Period during which such Participant ceased participation and may participate in any subsequent Option Period by making an election to participate in accordance with the provisions of Section 3.2(a). If a Participant's participation in the Plan is terminated due to his termination of employment and he is subsequently re-employed by an Employer, he may participate in the Plan upon his re-employment if he satisfies the eligibility requirements of Section 3.1 and he elects to participate in the Plan in accordance with the provisions of Section 3.2(a).

3.3 Termination of Participation.

(a) **Withdrawal from Participation.** A Participant may withdraw completely from participation in the Plan at any time during an Option Period. To withdraw from the Plan, a Participant must deliver to the Plan Administrator a notice of withdrawal in a form and manner authorized by the Plan Administrator, and the notice of withdrawal must be delivered within the time period established by the Plan Administrator. After the Plan Administrator's receipt of the notice of withdrawal, the Participant's payroll deduction authorization and his interest in unexercised options under the Plan will terminate and the Participant's prior payroll deductions made under the Plan will be refunded to the Participant.

(b) **Voluntary Termination of Participation.** A Participant may voluntarily terminate his participation in the Plan by lowering the rate of his payroll deductions to zero for the remainder of the Option Period, in accordance with the provisions of Section 3.2(d). A Participant who has decreased his rate of payroll deduction to zero will be deemed to continue as a Participant in the Plan until he withdraws from the Plan in accordance with the provisions of subsection 3.3(a) or his participation is terminated in accordance with the provisions of subsection 3.3(c). As long as the Participant continues as a Participant in the Plan, the amount accrued for the Participant under the Plan will be applied to the purchase of Common Stock at the end of the Option Period.

(c) **Involuntary Termination of Participation.**

(1) **Termination of Employment Other than by Retirement, Death or Disposition of Assets, etc.** If the employment of a Participant with all Employers terminates other than by retirement, death or as a result of a disposition of assets, a division or an entity or as a result of a plant closing, or if he is no longer eligible to participate in the Plan, his participation in the Plan shall, without any action on his part, automatically terminate as of the date of the termination of his employment or the date of the termination of his eligibility. The Employer will refund to the Participant the amount of the Participant's prior payroll deductions made under the Plan, and his interest in unexercised Options under the Plan shall terminate. A termination of employment does not include a transfer of employment among Employers or a transfer of employment to a venture or entity in which the Company or an Affiliate has an equity interest exceeding 50 percent.

(2) **Termination by Retirement.** If a Participant is at least 55 years of age and has an aggregate of at least ten (10) years of service with all Employers, he may retire under the Plan. The Participant may, at his election by written notice to the Plan Administrator, either (A) exercise his Option as of his termination date, in which event the Employer shall apply the amount accrued under the Plan at that time to the purchase at the Option Price of shares of Common Stock, including fractions, or (B) request payment of the Participant's prior payroll deductions made under the Plan at that time, in which event the Employer promptly shall make such payment, and thereupon the Participant's interest in unexercised Options under the Plan shall terminate. If the Participant elects to exercise his Option, the date of his termination shall be deemed to be the Date of Exercise for the purpose of computing the amount of the Option Price of the Common Stock.

(3) **Termination by Death.** If a Participant's employment is terminated by his death, any accrual under the Plan for the purchase of shares of Common Stock and any shares of Common Stock in the Participant's name shall be distributed to the Participant's Beneficiaries.

(4) **Termination as a Result of a Disposition of Assets, a Division or an Entity or a Plant Closing.** A Participant whose employment with his Employer is terminated as a result of a disposition of assets, a division or an entity or as a result of a plant closing may, at his election by written notice to the Plan Administrator, either (A) exercise his Option as of his termination date, in which event the Employer shall apply the amount accrued under the Plan at that time to the purchase at the Option Price of shares of Common Stock, including fractions, or (B) request payment of the Participant's prior payroll deductions made under the Plan at that time, in which event the Employer promptly shall make such payment, and thereupon the Participant's interest in unexercised Options under the Plan shall terminate. If the Participant elects to exercise his Option, the date of his termination shall be deemed to be the Date of Exercise for the purpose of computing the amount of the Option Price of the Common Stock. As determined by the Plan Administrator, a Participant shall be

deemed to have terminated his employment with all Employers (A) as a result of a disposition of assets, a division or an entity if such employment is terminated coincident with and as a result of the disposition, by the Employer, the Company or their subsidiaries or Affiliates, of assets, a division or any other business entity (regardless of form) in connection with a sale, exchange, merger or other business transaction, or (B) as a result of a plant closing if such employment is terminated coincident with and as a result of a significant manufacturing plant closing by the Employer, but not as a result of mere district changes or layoffs.

Article 4: Grant of Options and Exercise of Options

4.1 Grant of Options. Following the effective date of the Plan and continuing for as long as the Plan remains in force, Options will be offered under the Plan to all Participants to purchase shares of Common Stock. Options shall be granted on the Date of Grant and shall be exercisable on the Date of Exercise. For each Participant, the number of shares of Common Stock, including fractions that may be purchased under his Option shall be the lesser of (a) the aggregate payroll deductions authorized by the Participant in accordance with subsection 3.2(c) for the Option Period divided by the Option Price or (b) the amount specified in Section 4.2, subject to the availability of a sufficient number of shares of Common Stock reserved for purchase under the Plan. In the event there is an insufficient number of shares reserved for purchase under the Plan, the number of shares purchased shall be adjusted as provided in Section 4.3.

4.2 Limitations on the Grant of Options. No Participant shall be permitted to purchase Common Stock under the Plan or under any other employee stock purchase plan of the Company or of any of its subsidiaries or related corporations at a rate which exceeds $25,000 in Fair Market Value of Common Stock (determined at the Date of Grant of the Option), and no Employee shall be granted Options for more than 2,500 shares of Common Stock under the Plan at the time the Option is granted (whether the Option Price is determined with reference to the Date of Grant or the Date of Exercise) for each calendar year in which any such Option granted to such Employee is outstanding at any time.

4.3 Insufficient Number of Shares. If the number of shares of Common Stock reserved for purchase for any Option Period is insufficient to cover the number of shares which Participants elect to purchase during such Option Period, then the number of shares of Common Stock which each Participant has a right to purchase on the Date of Exercise shall be reduced to the number of shares of Common Stock which the Plan Administrator shall determine by multiplying the number of shares of Common Stock reserved under the Plan for such Option Period by a fraction, the numerator of which shall be the number of shares of Common Stock which the Participant elected to purchase during the Option Period and the denominator of which shall be the total number of shares of Common Stock which all Participants elected to purchase during such Option Period.

4.4 Restriction Upon Assignment. An Option shall not be transferable otherwise than by will or the laws of descent and distribution and is exercisable during the Participant's lifetime only by him. An Option may not be exercised to any extent except by the Participant. The Plan Administrator and the ESPP Administrator, if any, will not recognize, and shall be under no duty to recognize, any assignment or purported assignment by a Participant of his Option or of any rights under his Option.

4.5 Exercise of Options; ESPP Accounts.

(a) **Exercise of Options.** Each Participant will be deemed, automatically, and without any act on his part, to have exercised his Option on each Date of Exercise to the extent that the amount accrued under the Plan is sufficient to purchase at the Option Price whole and fractional shares of the Common Stock, except that the number of shares of Common Stock purchased shall not exceed the limitations set forth in Section 4.2. The issuance of shares of Common Stock may be effected on a noncertificated basis to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

(b) **ESPP Accounts.** As soon as practicable on or before the Date of Exercise, the Plan Administrator shall deliver, or cause to be delivered, to the ESPP Administrator the information necessary to have the total number of shares of the Common Stock representing exercised Options in the aggregate (for both whole and fractional shares) deposited into the Participants' ESPP Accounts. The shares of Common Stock shall be allocated among the ESPP Accounts based on a fraction, the numerator of which is the amount accrued for a Participant under the Plan on the Date of Exercise and the denominator of which shall be the aggregate of the amounts accrued for all Participants under the Plan on the Date of Exercise. A Participant shall be free to dispose of the shares of Common Stock in his ESPP Account at any time, subject to the provisions of Sections 4.6 and 4.7 and subject to any administrative blackout periods.

Each Participant's ESPP Account shall be administered in accordance with procedures established from time to time by the ESPP Administrator.

4.6 Withholding Obligations. At the time the Option is exercised, or at the time some or all of the Common Stock is disposed of, a Participant shall make adequate provision for local, state, federal and foreign withholding obligations of his Employer, if any, that arise upon exercise of the Option or upon disposition of the Common Stock. The Employer may withhold from the Participant's compensation the amount necessary to meet such withholding obligations.

4.7 Notice of Disposition. By becoming a Participant in the Plan, each Participant agrees to promptly give the ESPP Administrator, or in the absence of the ESPP Administrator, the Plan Administrator, notice of any shares of Common Stock disposed of within the later of (a) one year from the Date of Exercise and (b) two years from the Date of Grant with respect to such Stock, and the notice shall include the number of shares of Common Stock disposed of and the Date of Exercise and the Date of Grant for the Common Stock.

4.8 Dispositions in Compliance with Securities Laws. By becoming a Participant in the Plan, each Participant agrees that any dispositions of shares of Common Stock by such Participant shall be in compliance with the provisions of federal, state and foreign securities laws, including the provisions of Section 16(b) of the Exchange Act.

Article 5: Provisions Related to Common Stock

5.1 Shares Reserved. Subject to the provisions of Section 5.5 (relating to adjustment upon changes in stock), the number of shares of Common Stock which may be sold pursuant to Options under the Plan shall not exceed in the aggregate 22,500,000 shares, and may be unissued shares, reacquired shares or shares bought on the market for purposes of the Plan.

5.2 No Rights of Stockholder Until Exercise. With respect to shares subject to an Option, a Participant shall not be deemed to be a stockholder, and he shall not have any of the rights or privileges of a stockholder until the exercise of his Option. After the exercise of the Option, each Participant shall have full stockholder rights with respect to all shares of Common Stock in his ESPP Account, including, but not limited to, voting, dividend and liquidation rights. The ESPP Administrator shall establish procedures to facilitate the Participant's voting rights attributable to the Common Stock in his ESPP Account.

5.3 Registration of Shares of Common Stock. Notwithstanding any other provision of the Plan, the Company shall have no obligation to issue or deliver any shares of Common Stock under the Plan or make any other distribution of benefits under the Plan unless such issuance, delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act), and the applicable requirements of any securities exchange or similar entity.

The Company shall be under no obligation to any Participant to register for offering or resale or to qualify for exemption under the Securities Act, or to register or qualify under state securities laws, any shares of Common Stock, or to continue in effect any such registrations or qualifications if made. The Company may issue certificates for shares with such legends and subject to such restrictions on transfer and stop-transfer instructions as counsel for the Company deems necessary or desirable for compliance by the Company with federal and state securities laws.

The Company shall seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to issue and sell shares of Common Stock upon the exercise of the Options. If, after commercially reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of shares of Common Stock in any particular jurisdiction, the Company shall be relieved from liability to any Participant, except to return to him the Participant's prior payroll deductions made under the Plan.

5.4 Certificates for Shares. For shares of Common Stock maintained in ESPP Accounts, the ESPP Administrator shall establish procedures, including any applicable fees, for the delivery of a certificate representing the aggregate number of whole shares of Common Stock in a Participant's ESPP Account. In the absence of an ESPP Administrator, the Plan Administrator, in its sole discretion, may determine the method for delivering certificates for shares of Common Stock to Participants. At the time of the delivery of a certificate to (a) a Participant, (b) a former Participant or (c) the Participant's or former Participant's Beneficiary or Beneficiaries, any fractional share of Common Stock in the Participant's or former Participant's ESPP Account shall be converted to cash, which shall be distributed to the Participant, former Participant, Beneficiary or Beneficiaries.

5.5 Changes in Common Stock and Adjustments. The existence of the Plan and the Options granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the Company's stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the shares of Common Stock issued under the Plan) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

If there shall be any change in the shares of the Common Stock or the capitalization of the Company through merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution (other than normal cash dividends) to stockholders of the Company, the Board, in its sole discretion, to prevent dilution or enlargement of Participants' rights under the Plan, will take appropriate action to adjust accordingly the number of shares subject to the Plan and the number and Option Price of shares subject to existing Options.

Article 6: Administration of Plan

6.1 Plan Administrator. The Company shall be the "Plan Administrator."

6.2 Resignation and Removal. The members of the Committee shall serve at the pleasure of the Board; they may be officers, directors, or employees of the Company or any other individuals. At any time during his term of office, any member of the Committee or any individual serving as Plan Administrator may resign by giving written notice to the Board, such resignation to become effective upon the appointment of a substitute or, if earlier, the lapse of thirty days after such notice is given as herein provided. At any time during its term of office, and for any reason, any member of the Committee or any individual serving as Plan Administrator may be removed by the Board.

6.3 Records and Procedures. The Plan Administrator shall keep appropriate records of its proceedings and the administration of the Plan and shall make available for examination during business hours to any Participant, former Participant or any Beneficiary of any Participant or former Participant such records as pertain to that individual's interest in the Plan. If the Committee is performing duties as the Plan Administrator, the Committee shall designate the individual or individuals who shall be authorized to sign for the Plan Administrator and, upon such designation, the signature of such individual or individuals shall bind the Plan Administrator.

6.4 Self-Interest of Plan Administrator. Neither the members of the Committee nor any individual Plan Administrator shall have any right to vote or decide upon any matter relating solely to himself under the Plan or to vote in any case in which his individual right to claim any benefit under the Plan is particularly involved. In any case in which any Committee member or individual Plan Administrator is so disqualified to act, the other members of the Committee shall decide the matter in which the Committee member or individual Plan Administrator is disqualified.

6.5 Compensation and Bonding. Neither the members of the Committee nor any individual Plan Administrator shall receive compensation with respect to their services on the Committee or as Plan Administrator. To the extent required by applicable law, or required by the Company, neither the members of the Committee nor any individual Plan Administrator shall furnish bond or security for the performance of their duties hereunder.

6.6 Plan Administrator Powers and Duties. The Plan Administrator shall supervise the administration and enforcement of the Plan according to the terms and provisions hereof and shall have all powers necessary to accomplish these purposes, including, but not by way of limitation, the right, power, and authority:

(a) to make rules, regulations, and bylaws for the administration of the Plan that are not inconsistent with the terms and provisions hereof, and to enforce the terms of the Plan and the rules and regulations promulgated thereunder by the Plan Administrator;

(b) to establish procedures for the appointment of designated Beneficiaries by Participants and former Participants;

(c) to construe in its discretion all terms, provisions, conditions, and limitations of the Plan;

(d) to correct, subject to the provisions of Section 8.2, any defect or to supply any omission or to reconcile any inconsistency that may appear in the Plan in such manner and to such extent as it shall deem in its discretion expedient to effectuate the purposes of the Plan;

(e) to employ and compensate such accountants, attorneys, investment advisors and other agents, employees, and independent contractors as the Plan Administrator may deem necessary or advisable for the proper and efficient administration of the Plan;

(f) to determine in its discretion all questions relating to eligibility; and

(g) to determine whether and when a Participant has incurred a termination of employment and the reason for such termination.

6.7 Reliance on Documents, Instruments, etc. The Plan Administrator may rely on any certificate, statement or other representation made on behalf of the Company, any Employer, any Employee, any Participant, any former Participant or any Beneficiary, which the Plan Administrator in good faith believes to be genuine, and on any certificate, statement, report or other representation made to it by any agent or any attorney, accountant or other expert retained by it or the Company in connection with the operation and administration of the Plan.

Article 7: Extension of Plan to Employers

7.1 Adoption by Employers.

(a) With the written approval of the Plan Administrator, any entity that is an Affiliate may adopt the Plan by appropriate action of its board of directors or noncorporate counterpart, as evidenced by a written instrument executed by an authorized officer of such entity or an executed adoption agreement (approved by the board of directors or noncorporate counterpart of the Affiliate), agreeing to be bound by all the terms, conditions and limitations of the Plan except those, if any, specifically described in the adoption instrument, and providing all information required by the Plan Administrator. The Plan Administrator and the adopting Affiliate may agree to incorporate specific provisions relating to the operation of the Plan that apply to the adopting Affiliate only and shall become, as to such adopting Affiliate and its employees, a part of the Plan.

(b) The provisions of the Plan may be modified so as to increase the obligations of an adopting Affiliate only with the consent of such Affiliate, which consent shall be conclusively presumed to have been given by such Affiliate unless the Affiliate gives the Company written notice of its rejection of the amendment within 30 days after the adoption of the amendment.

(c) The provisions of the Plan shall apply separately and equally to each adopting Affiliate and its employees in the same manner as is expressly provided for the Company and its employees, except that the power to appoint or otherwise affect the Plan Administrator and the power to amend or terminate the Plan shall be exercised by the Company. The Plan Administrator shall act as the agent for each Affiliate that adopts the Plan for all purposes of administration thereof.

(d) Any adopting Affiliate may, by appropriate action of its board of directors or noncorporate counterpart, terminate its participation in the Plan. Moreover, the Plan Administrator may, in its discretion, terminate an Affiliate's participation in the Plan at any time.

(e) The Plan will terminate with respect to any Affiliate that has adopted the Plan pursuant to this Section if the Affiliate ceases to be an Affiliate or revokes its adoption of the Plan by resolution of its board of directors or noncorporate counterpart evidenced by a written instrument executed by an authorized officer of the Affiliate. If the Plan terminates with respect to any Affiliate, the employees of that Affiliate will no longer be eligible to be Participants in the Plan.

7.2 Single Plan. For purposes of the Code, the Plan as adopted by the Affiliates shall constitute a single plan rather than a separate plan of each Affiliate.

7.3 No Joint Venture Implied. The document which evidences the adoption of the Plan by an Affiliate shall become a part of the Plan. However, neither the adoption of the Plan by an Affiliate nor any act performed by it in relation to the Plan shall ever create a joint venture or partnership relation between it and any other Affiliate.

Article 8: Miscellaneous

8.1 Use of Funds; No Interest Paid. All funds received or held by the Company under the Plan will be included in the general funds of the Company free of any trust or other restriction, and may be used for any corporate purpose. Notwithstanding any other Plan provisions to the contrary, in the event a Participant's employment with his Employer is terminated and, if at the time of such termination, the Participant owes money to any Employer, his Employer shall have the right, at its discretion prior to the exercise of the Participant's Option or the payment of the Participant's prior payroll deductions made under the Plan, to deduct any such monies from the funds to be paid to the Participant.

No interest will be paid to any Participant with respect to funds held in the Plan or funds held in the ESPP Account.

8.2 Amendment to the Plan. The Board or the Compensation Committee may amend the Plan at any time and from time to time, subject to the limitation that approval by the vote of the holders of a majority of the outstanding securities of the Company entitled to vote shall be required to amend the Plan (a) to materially increase the benefits accruing to Participants under the Plan, (b) to materially increase the number of securities which may be issued under the Plan, or (c) to materially modify the requirements as to eligibility for participation in the Plan.

8.3 Plan Not an Employment Contract. The adoption and maintenance of the Plan is not a contract between the Employers and their respective employees that gives any employee the right to be retained in its employment. Likewise, it is not intended to interfere with the rights of any Employer to terminate an Employee's employment at any time with or without notice and with or without cause or to interfere with an Employee's right to terminate his employment at any time.

8.4 Beneficiary(ies). At the time of the Participant's or former Participant's death, (a) any cash in the Plan or (b) any cash and shares of Common Stock in the ESPP Account shall be distributed to such Participant's or former Participant's (1) executor or administrator or (2) his heirs at law, if there is no administration of such Participant's or former Participant's estate. The Participant's or former Participant's executor or administrator or heirs at law, if there is no administration of such Participant's or former Participant's estate, shall be such Participant's or former Participant's Beneficiaries. Before any distribution is made, the Plan Administrator may require appropriate written documentation of (a) the appointment of the personal representative of the Participant's estate or (b) heirship.

8.5 Severability. Each provision of this Agreement may be severed. If any provision is determined to be invalid or unenforceable, that determination shall not affect the validity or enforceability of any other provision.

8.6 Binding Effect. This Agreement shall be binding upon any successor of the Company.

8.7 Limitation on Liability. Under no circumstances shall the Company incur liability for any indirect, incidental, consequential or special damages (including lost profits) of any form incurred by any person, whether or not foreseeable and regardless of the form of the act in which such a claim may be brought, with respect to this Plan or the Company's role as Plan sponsor.

8.8 Arbitration. Any controversy arising out of or relating to the Plan, including without limitation, any and all disputes, claims (whether in tort, contract, statutory or otherwise) or disagreements concerning the interpretation or application of the provisions of the Plan, Employer's employment of Participant and the termination of that employment, shall be resolved by arbitration in accordance with the Employee Benefit Plan Claims Arbitration Rules of the American Arbitration Association (the "**AAA**") then in effect. Within ten (10) business days of the initiation of an arbitration hereunder, the Company and the Participant will each separately designate an arbitrator, and within twenty (20) business days of selection, the appointed arbitrators will appoint a neutral arbitrator from the AAA National Panel of Employee Benefit Plan Claims Arbitrators. The arbitrators shall issue their written decision (including a statement of finding of facts) within thirty (30) days from the date of the close of the arbitration hearing. The decision of the arbitrators selected hereunder will be final and binding on both parties. This arbitration provision is expressly made pursuant to and shall be governed by the Federal Arbitration Act, 9 U.S.C. Sections 1–16 (or replacement or successor statute). Pursuant to Section 9 of the Federal Arbitration Act, the Company and any Participant agrees that any judgment of the United States District Court for the District in which the headquarters of the Company is located at the time of initiation of an arbitration hereunder shall be entered upon the award made pursuant to the arbitration. Nothing in this Section 8.8 shall be construed, in any way, to limit the scope and effect of Article 6. In any arbitration proceeding full effect shall be given to the rights, powers, and authorities of the Plan Administrator under Article 6.

8.9 Governing Law. All provisions of the Plan shall be construed in accordance with the laws of State of Texas, except to the extent preempted by federal law and except to the extent that the conflicts of laws provisions of the State of Texas would require the application of the relevant law of another jurisdiction, in which event the relevant law of the State of Texas will nonetheless apply, with venue for litigation being in Houston, Texas.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on this _______ day of ____________________, 2009.

BAKER HUGHES INCORPORATED

By:
Title:

Signature page to
Baker Hughes Incorporated
Employee Stock Purchase Plan

**(As Amended and Restated
Effective as of February 26, 2009)**

ANNEX B

BAKER HUGHES INCORPORATED
POLICY FOR DIRECTOR INDEPENDENCE, AUDIT/ETHICS COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

(As Amended October 23, 2008)

INDEPENDENCE

I. Introduction

A member of the Board of Directors ("Board") of Baker Hughes Incorporated ("Company") shall be deemed independent pursuant to this Policy of the Board, only if the Board affirmatively determines that (1) such director meets the standards set forth in Section II below, and (2) the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In making its determination, the Board shall broadly consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.

Each director of the Company's Audit/Ethics Committee, Governance Committee and Compensation Committee must be independent. A director who is a member of the Company's Audit/Ethics Committee is also required to meet the criteria set forth below in Section III. These standards shall be implemented by the Governance Committee with such modifications as it deems appropriate.

II. Standards for Director Independence

1. A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationship. Employment as an interim Chairman or CEO shall not disqualify a director from being considered independent following that employment.
2. A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation. Compensation received by a director for former service as an interim Chairman or CEO need not be considered in determining independence under this test. Compensation received by an immediate family member for service as a non-executive employee of the Company need not be considered in determining independence under this test.
3. A director who is affiliated with or employed by a present or former internal or external auditor of the Company is not "independent" until three years after the end of the affiliation or the employment or auditing relationship. A director, however, is still considered independent if the director's immediate family member currently works for the company's auditor, as long as the immediate family member is not a partner of the company's auditor or is not personally involved (and has not been personally involved for the past three years) in the company's audit.
4. A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.
5. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of the consolidated gross revenues of such other company employing such executive officer or employee, is not "independent" until three years after falling below such threshold.[4]
6. The three year period referred to in paragraphs II.1 through II.5 above will be applied consistent with the New York Stock Exchange's ("NYSE") transition rules, which permit a one year look-back period until November 4, 2004. Accordingly, until November 4, 2004, a one year period, rather than a three year period, shall apply to the determination of independence and the application of paragraphs II.1 through II.5 above.

III. Standards for Audit/Ethics Committee Members

1. A director who is a member of the Audit/Ethics Committee other than in his or her capacity as a member of the Audit/Ethics Committee, the Board, or any other Board committee, may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided that such compensation is not contingent in any way on continued service).

   Indirect acceptance of compensatory payments includes: (1) payments to spouses, minor children or stepchildren, or children or stepchildren sharing a household with the member; or (2) payments accepted by an entity in which such member is a partner, member, officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position and which provides

[4] In applying this test, both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year. The look-back provision for this test applies solely to the financial relationship between the Company and the director or immediate family member's current employer; the Company need not consider former employment of the director or immediate family member. Charitable organizations shall not be considered "companies" for purposes of this test; provided, however, that the Company shall disclose in its annual proxy statement any charitable contributions made by the Company to any charitable organization in which a director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year exceeded the greater of $1 million, or 2% of such charitable organization's consolidated gross revenues.

accounting, consulting, legal, investment banking or financial advisory services to the Company.

2. A director, who is a member of the Audit/Ethics Committee may not, other than in his or her capacity as a member of the Audit/Ethics Committee, the Board, or any other Board committee, be an affiliated person of the Company or any subsidiary thereof.
3. A member of the Audit/Ethics Committee may not simultaneously serve on the audit committees of more than two other public companies in addition to the Company.

IV. Definitions

An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's household. When considering the application of the three year period referred to in each of paragraphs II.1 through II.5 above, the Company need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

The "Company" includes any subsidiary in a consolidated group with the Company.

AUDIT/ETHICS COMMITTEE FINANCIAL EXPERT QUALIFICATIONS

The Company believes that it is desirable that one or more members of the Audit/Ethics Committee possess such qualities and skills such that they qualify as an Audit Committee Financial Expert as defined by the Securities and Exchange Commission ("SEC").

1. The SEC rules define an Audit Committee Financial Expert as a director who has the following attributes:
   (a) An understanding of generally accepted accounting principles and financial statements;
   (b) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
   (c) Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;
   (d) An understanding of internal controls and procedures for financial reporting; and
   (e) An understanding of audit committee functions.

Under SEC rules, a director must have acquired such attributes through any one or more of the following:

   (a) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
   (b) Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
   (c) Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
   (d) Other relevant experience.

ANNEX C

BAKER HUGHES INCORPORATED
CHARTER OF THE AUDIT/ETHICS
COMMITTEE OF THE BOARD OF DIRECTORS

(As Amended and Restated February 25, 2009)

The Board of Directors of Baker Hughes Incorporated (the "Company") has heretofore constituted and established an Audit/Ethics Committee (the "Committee") with authority, responsibility and specific duties as described in this Charter. It is intended that this Charter and the composition of the Committee comply with the rules of the New York Stock Exchange (the "NYSE"). This document replaces and supersedes in its entirety the previous Charter of the Committee adopted by the Board of Directors of the Company.

Purpose

The Committee's purpose is to assist the Board of Directors with oversight of: (i) the integrity of the Company's financial statements and financial reporting system, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications, independence and performance and (iv) the performance of the Company's internal audit function. The Committee shall also prepare the report of the Committee to be included in the Company's annual proxy statement, carry out the duties and responsibilities set forth in this Charter and conduct an annual self-evaluation.

Composition

The Committee and Chairman of the Committee shall be elected annually by the Board of Directors and are subject to removal pursuant to the terms of the Company's Bylaws. The Committee shall be comprised of not less than three non-employee Directors who are (i) independent (as defined by Section 10A(m)(3) of the Securities Exchange Act of 1934 and the rules and regulations thereunder and the NYSE) and (ii) financially literate (as interpreted by the Board of Directors in its business judgment). Such Committee members may not simultaneously serve on the audit committee of more than three public companies. At least one member of the Committee shall be an "audit committee financial expert," as defined by the Securities and Exchange Commission ("SEC"). The audit committee financial expert must have: (i) an understanding of GAAP and financial statements; (ii) experience in the (a) preparation, auditing, analyzing or evaluating of financial statements of generally comparable issuers or supervising one or more persons engaged in such activities and (b) applying GAAP principles in connection with the accounting for estimates, accruals and reserves; (iii) an understanding of internal control over financial reporting; and (iv) an understanding of audit committee functions. The Committee may, if appropriate, delegate its authority to subcommittees.

If a member of the Committee ceases to be independent for reasons outside the member's reasonable control, his or her membership on the committee may, if so permitted under then applicable NYSE rules, continue until the earlier of the Company's next annual meeting of stockholders or one year from the occurrence of the event that caused the failure to qualify as independent.

Principal Responsibilities

The principal responsibilities of the Committee are: (i) to provide assistance to the Board of Directors in fulfilling its responsibility in matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's internal controls over financial reporting and disclosure controls and procedures, and the quality and integrity of the financial statements of the Company; and (ii) to oversee the Company's compliance programs. The independent auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the Company's stockholders, and shall report directly to the Committee. The Committee has the ultimate authority and direct responsibility to select, appoint, evaluate, compensate and oversee the work, and, if necessary, terminate and replace the independent auditor (subject, if applicable, to stockholder ratification). The Committee shall have authority to conduct or authorize investigations into any matters within its scope of responsibilities.

The Committee shall have the authority to engage independent counsel and other advisors, as the Committee deems necessary to carry out its duties. The Committee shall have the sole authority to approve the fees paid to any independent advisor retained by the Committee, and the Company shall provide funding for such payments. In addition, the Company must provide funding for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall review the composition, expertise and availability of the Committee members on an annual basis. The Committee shall also perform a self-evaluation of the Committee and its activities on an annual basis.

The Committee shall meet in executive session at each regularly scheduled meeting, including separate, private meetings with the independent registered public accounting firm, corporate auditors, general counsel and compliance officer. The Committee shall also meet in executive session with such other employees as it deems necessary and appropriate.

This Charter is intended to be flexible so that the Committee is able to meet changing conditions. The Committee is authorized to take such further actions as are consistent with the following described responsibilities and to perform such other actions as applicable law, the NYSE, the Company's charter documents and/or the Board of Directors may require. To that end, the Committee shall review and reassess the adequacy of this Charter annually. Any proposed changes shall be put before the Board of Directors for its approval.

With regard to its audit responsibilities, the Committee shall:

- Receive and review reports from the independent registered public accounting firm pursuant to the Sarbanes-Oxley Act of 2002 ("SOX") and Section 10(A)(k) of the Exchange Act regarding: (i) all critical accounting policies and practices being used; (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, and the treatment preferred by the independent registered public accounting firm; and (iii) other material written communications between the independent auditor and management, such as any management letter or schedule of unrecorded audit adjustments.
- On an annual basis, receive and review formal written reports from the independent registered public accounting firm regarding the auditors' independence required by the Public Company Accounting Oversight Board ("PCAOB") Ethics and Independence Rule 3526 "Communication with Audit Committees Concerning Independence," giving consideration to the range of audit and non-audit services performed by them and all their relationships with the Company, as well as a report describing the (i) independent registered public accounting firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years with respect to one or more independent audits carried out by the auditors; and (iii) any steps taken to deal with such issues. Conduct an active discussion with the independent registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors. Select the independent registered public accounting firm to be employed or discharged by the Company. Review and evaluate competence of partners and managers of the independent registered public accounting firm who lead the audit. As required by law, ensure the rotation of the lead audit partner having primary responsibility for the Company's audit and the audit partner responsible for reviewing the audit. Consider whether there should be a rotation of the independent registered public accounting firm. The Committee shall establish hiring policies for the Company of employees or former employees of the independent registered public accounting firm in accordance with the NYSE rules, SOX and as specified by the SEC and review and discuss with management and the independent registered public accounting firm any proposals for hiring any key member of the independent registered public accounting firm's team.
- Prior to commencement of the annual audit, review with management, the corporate auditors and the independent registered public accounting firm the proposed scope of the audit plan and fees, including the areas of business to be examined, the personnel to be assigned to the audit, the procedures to be followed, special areas to be investigated, as well as the program for integration of the independent and internal audit efforts.
- Review policies and procedures for the engagement of the independent registered public accounting firm to provide audit and non-audit services, giving due consideration to whether the independent auditor's performance of non-audit services is compatible with the auditor's independence and review and pre-approve all audit and non-audit fees for such services, subject to the de minimus exception under SOX. With the exception of the annual audit, the Committee may delegate to a member of the Committee the authority to pre-approve all audit and non-audit services with any such decision presented to the full Committee at the next scheduled meeting.
- Review with management and independent registered public accounting firm the accounting and reporting policies and procedures that may be viewed as critical accounting estimates, any improvements, questions of choice and material changes in accounting policies and procedures, including interim accounting, as well as significant accounting, auditing and SEC pronouncements.
- Review with management and the independent registered public accounting firm any financial reporting and disclosure issues, including material correcting adjustments and off-balance sheet financings and relationships, if any. Discuss significant judgment matters made in connection with the preparation of the Company's financial statements and ascertain that any significant disagreements among them have been satisfactorily resolved. Ascertain that no restrictions were placed by management on implementation of the independent or corporate auditors' examinations. Regularly scheduled executive sessions will be held for this purpose.
- Review with management, the corporate auditors and the independent registered public accounting firm the results of (i) the annual audit prior to release of the audited financial statements in the Company's annual report on Form 10-K filed with the SEC, including a review of the MD&A section; and (ii) the quarterly financial statements prior to release in the Company's quarterly report on Form 10-Q filed with the SEC, including a review of the MD&A section. Have management review the Company's financial results with the Board of Directors.
- Review and discuss with management and the independent registered public accounting firm management's report on internal control prior to the filing of the Company's annual report on Form 10-K.
- Establish guidelines with respect to earnings releases and financial information and earnings guidance provided to analysts and rating agencies. The Committee may request a prior review of any annual or quarterly earnings release or earnings guidance and delegate to the Chairman of the Committee the authority to review any such earnings releases and guidance.
- Review with the Board of Directors any issues that arise with respect to the quality or integrity of the Company's financial statements and financial reporting system, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent registered public accounting firm or the performance of the internal audit function.

- Review guidelines and policies on risk assessment and risk management related to the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.
- Annually prepare an audit committee report for inclusion in the Company's proxy statement stating that the Committee has (i) reviewed and discussed the audited financial statements with management; (ii) discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 114; (iii) received a formal written report from the independent registered public accounting firm concerning the auditors' independence required by the PCAOB's Ethics and Independence Rule 3526, "Communication with Audit Committees Concerning Independence." and has discussed with the independent accountant the independent accountant's independence; and (iv) based upon the review and discussion of the audited financial statements with both management and the independent registered public accounting firm, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the SEC.
- Cause the Charter to be included periodically in the proxy statement as required by applicable rules.
- Review actions taken by management on the independent registered public accounting firm and corporate auditors' recommendations relating to organization, internal controls and operations.
- Meet separately and periodically with management, the corporate auditors and the independent registered public accounting firm to review the responsibilities, budget and staffing of the Company's internal audit function, the effectiveness of the Company's internal controls, including computerized information systems controls, and security. Review the Company's annual internal audit plan, staffing and budget, and receive regular reports on their activities, including significant findings and management's actions. Review annually the audit of the travel and entertainment expenses of the Company's senior management. Review annually the audit of the travel expenses of the members of the Company's Board of Directors. At least every three years the Committee reviews the Corporate Audit Department Charter. At least every five years the Committee reviews the report received from a qualified, independent audit firm regarding its quality assurance review of the Company's internal audit function.
- Review membership of the Company's "Disclosure Control and Internal Control Committee" ("DCIC"), the DCIC's scheduled activities and the DCIC's quarterly report. Review on an annual basis the DCIC Charter.
- Receive reports from the CEO and CFO on any material weaknesses and significant deficiencies in the design or operation of certain internal controls over financial reporting and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.
- Review reports, media coverage and similar public information provided to analysts and rating agencies, as the Committee deems appropriate.
- Establish formal procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (ii) the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters, and (iii) the protection of reporting employees from retaliation.
- Annually review with the independent registered public accounting firm any audit problems or difficulties and management's response. The Committee must regularly review with the independent auditor any difficulties the auditor encountered in the course of the audit work, including any restrictions on the scope of the independent registered public accounting firm's activities or on access to requested information, and any significant disagreements with management. Among the items the Committee may want to review with the auditors are: any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise); any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the Company.

With regard to its compliance responsibilities, the Committee shall:

- Review policies and procedures that the Company has implemented regarding compliance with applicable federal, state and local laws and regulations, including the Company's Business Code of Conduct and its Foreign Corrupt Practices Act policies. Monitor the effectiveness of these policies and procedures for compliance with the U.S. Federal Sentencing Guidelines, as amended, and institute any changes or revisions to such policies and procedures may be deemed, warranted or necessary.
- Review in conjunction with counsel (i) any legal matters that could have significant impact on the organization's financial statements; (ii) correspondence and material inquiries received from regulators or governmental agencies; and (iii) all matters relating to the ethics of the Company and its subsidiaries.
- Coordinate the Company's compliance with inquiries from any government officials concerning legal compliance in the areas covered by the Business Code of Conduct and the Foreign Corrupt Practices Act policy.
- Review the Company's compliance with its environmental policy on an annual basis.
- Respond to such other duties as may be assigned to the Committee, from time to time, by the Board of Directors.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits; those are the responsibilities of the independent registered public accounting firm. Further, it is not the Committee's responsibility to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles; those are the responsibilities of management. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations or with Company policies.

Meetings

The Committee will meet at least five times per year as determined by the Board of Directors. Special meetings may be called, as needed, by the Chairman of the Board of Directors or the Chairman of the Committee. The Committee may create subcommittees who shall report to the Committee. The Committee may ask employees, the independent registered public accounting firm, corporate auditors or others whose advice and counsel the Committee deems relevant to attend meetings and provide information to the Committee. The Committee will be available to the independent registered public accounting firm and the corporate auditors of the Company. All meetings of the Committee will be held pursuant to the Bylaws of the Company and written minutes of each meeting will be duly filed in the Company records. Reports of meetings of the Committee shall be made to the Board of Directors at its next regularly scheduled meeting following the Committee meeting accompanied by any recommendations to the Board of Directors approved by the Committee.

ANNEX D

BAKER HUGHES INCORPORATED GUIDELINES FOR MEMBERSHIP ON THE BOARD OF DIRECTORS

(As Amended October 27, 2005)

These Guidelines set forth the policies of the Board of Directors ("Board") of Baker Hughes Incorporated ("Company") regarding Board membership. These Guidelines shall be implemented by the Governance Committee of the Board with such modifications as it deems appropriate. The Governance Committee will consider candidates based upon:

- The size and existing composition of the Board
- The number and qualifications of candidates
- The benefit of continuity on the Board
- The relevance of the candidate's background and experience to issues facing the Company.

1. Criteria for Selection

In filling director vacancies on the Board, the Governance Committee will strive to:

A) Recommend candidates for director positions who will help create a collective membership on the Board with varied experience and perspective and who:

- i) Have demonstrated leadership, and significant experience in an area of endeavor such as business, finance, law, public service, banking or academia;
- ii) Comprehend the role of a public company director, particularly the fiduciary obligations owed to the Company and its stockholders;
- iii) Have relevant expertise and experience, and be able to offer advice and guidance based upon that expertise;
- iv) Have a substantive understanding of domestic considerations and geopolitics, especially those pertaining to the service sector of the oil and gas and energy related industries;
- v) Will dedicate sufficient time to Company business;
- vi) Exhibit integrity, sound business judgment and support for the Core Values of the Company;
- vii) Understand basic financial statements;
- viii) Are independent as defined by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange;
- ix) Support the ideals of the Company's Business Code of Conduct and are not engaged in any activity adverse to, or do not serve on the board of another company whose interests are adverse to, or in conflict with the Company's interests;
- x) Possess the ability to oversee, as a director, the affairs of the Company for the benefit of its stockholders while keeping in perspective the interests of the Company's customers, employees and the public; and
- xi) Are able to exercise sound business judgment.

B) Maintain a Board that reflects diversity, including but not limited to gender, ethnicity and experience.

2. Age

The Board will not nominate any person to serve as a director who has attained the age of 72.

3. Audit/Ethics Committee

The Governance Committee believes that it is desirable that one or more members of the Company's Audit/Ethics Committee possess such qualities and skills such that they qualify as an Audit Committee Financial Expert, as defined by SEC rules and regulations.

4. Significant Change in Occupation or Employment

Any non-employee director who has a significant change in occupation or retires from his or her principal employment or position will promptly notify the Governance Committee. The Governance Committee will determine if it is in the best interests of the Company to nominate such person to stand for reelection as a director at the Company's next Annual Meeting of Stockholders.

5. Board Review and Assessments

Each year the members of the Board will participate in a review and assessment of the Board and of each committee. In connection with such reviews, or at any other time, a director with concerns regarding performance, attendance, potential conflicts of interest, or any other concern respecting any other director shall report such concerns to the Chairman of the Governance Committee. The Chairman of the Governance Committee, in consultation with such other directors as he or she deems appropriate will determine how such concerns should be investigated and reported to members of the Governance Committee who are not the director in question ("Disinterested Committee Members"). If the Disinterested Committee Members conclude that the director is not fulfilling his or her duties, they will determine what actions should be taken. Such actions may include, without limitation, the Chairman of the Board or another Board member discussing the situation with the director in question, identifying what steps are required to improve performance, or, if appropriate, requesting that the director resign from the Board.

ANNEX E

BAKER HUGHES INCORPORATED STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

In order to provide the stockholders and other interested parties of Baker Hughes Incorporated ("Company") with a direct and open line of communication to the Company's Board of Directors ("Board"), the following procedures have been established for communications to the Board.

Stockholders and other interested persons may communicate with any member of the Board, including the Company's Lead Director, the Chairman of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, Finance Committee or with the non-management directors of the Company as a group, by sending such written communication to the following address:

Corporate Secretary
c/o Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118

Stockholders desiring to make candidate recommendations for the Board may do so by submitting nominations to the Company's Governance Committee, in accordance with the Company's Bylaws and "Policy and Submission Procedures For Stockholder Recommended Director Candidates" addressed, as above, to the Corporate Secretary, or to:

Chairman, Governance Committee
of the Board of Directors
P.O. Box 4740
Houston, TX 77210-4740

Any written communications received by the Corporate Secretary will be forwarded to the appropriate directors.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9397

Baker Hughes Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**76-0207995**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2929 Allen Parkway, Suite 2100, Houston, Texas	**77019-2118**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (713) 439-8600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 Par Value per Share	**New York Stock Exchange**
	SWX Swiss Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter (based on the closing price on June 30, 2008 reported by the New York Stock Exchange) was approximately $26,994,000,000.

As of February 20, 2009, the registrant has outstanding 308,874,934 shares of common stock, $1 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Definitive Proxy Statement for the Annual Meeting of Stockholders to be held April 23, 2009 are incorporated by reference into Part III of this Form 10-K.

BAKER HUGHES INCORPORATED

INDEX

PART I

ITEM 1. BUSINESS

Baker Hughes Incorporated is a Delaware corporation engaged in the oilfield services industry. As used herein, "Baker Hughes," "Company," "we," "our" and "us" may refer to Baker Hughes Incorporated and/or its subsidiaries. The use of these terms is not intended to connote any particular corporate status or relationships. Baker Hughes was formed in April 1987 in connection with the combination of Baker International Corporation and Hughes Tool Company. We are a major supplier of wellbore related products and technology services, including products and services for drilling, formation evaluation, completion and production and reservoir technology and consulting to the worldwide oil and natural gas industry. We may conduct our operations through subsidiaries, affiliates, ventures and alliances.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made available free of charge on our Internet website at *www.bakerhughes.com* as soon as reasonably practicable after these reports have been electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). Information contained on or connected to our website is not incorporated by reference into this annual report on Form 10-K and should not be considered part of this report or any other filing we make with the SEC.

We have adopted a Business Code of Conduct to provide guidance to our directors, officers and employees on matters of business conduct and ethics, including compliance standards and procedures. We have also required our principal executive officer, principal financial officer and principal accounting officer to sign a Code of Ethical Conduct Certification. Our Business Code of Conduct and Code of Ethical Conduct Certifications are available on the Investor Relations section of our website at *www.bakerhughes.com*. We will disclose on a current report on Form 8-K or on our website information about any amendment or waiver of these codes for our executive officers and directors. Waiver information disclosed on our website will remain on the website for at least 12 months after the initial disclosure of a waiver. Our Corporate Governance Guidelines and the charters of our Audit/Ethics Committee, Compensation Committee, Executive Committee, Finance Committee and Governance Committee are also available on the Investor Relations section of our website at *www.bakerhughes.com*. In addition, a copy of our Business Code of Conduct, Code of Ethical Conduct Certifications, Corporate Governance Guidelines and the charters of the committees referenced above are available in print at no cost to any stockholder who requests them by writing or telephoning us at the following address or telephone number:

Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118
Attention: Investor Relations
Telephone: (713) 439-8039

We report our results under two segments: the Drilling and Evaluation segment and the Completion and Production segment. We have aggregated our divisions within each segment by aligning our product lines based upon the types of products and services provided to our customers and upon the business characteristics of the product lines during business cycles. The product lines have similar economic characteristics and the long-term financial performance of these product lines are affected by similar economic conditions. They also operate in the same markets, which include all of the major oil and natural gas producing regions of the world.

The Drilling and Evaluation segment consists of the Baker Hughes Drilling Fluids (drilling fluids), Hughes Christensen (oilfield drill bits), INTEQ (drilling, measurement-while-drilling and logging-while-drilling) and Baker Atlas (wireline formation evaluation and wireline completion services) divisions and also includes our reservoir technology and consulting group. The Drilling and Evaluation segment provides products and services used to drill and evaluate oil and natural gas wells and consulting services used in the analysis of oil and gas reservoirs.

The Completion and Production segment consists of the Baker Oil Tools (workover, fishing and completion equipment), Baker Petrolite (oilfield specialty chemicals), Centrilift (electric submersible pumps and progressing cavity pumps) divisions, the ProductionQuest (production optimization and permanent monitoring) business unit, and Integrated Operations and Project Management. The Completion and Production segment provides equipment and services used from the completion phase through the productive life of oil and natural gas wells.

For additional industry segment information for the three years ended December 31, 2008, see Note 13 of the Notes to Consolidated Financial Statements in Item 8 herein.

DRILLING AND EVALUATION SEGMENT

Our Drilling and Evaluation segment is a leading provider of products and services used in the drilling and evaluation of oil and natural gas wells. We provide drilling and completion fluids and fluids environmental services, Tricone® roller cone bits and fixed-cutter polycrystalline diamond compact ("PDC") bits , directional drilling services, measurement-while-drilling ("MWD") and logging-while-drilling ("LWD") services, wireline formation evaluation and completion and production services, and reservoir technology and consulting services.

Drilling Fluids

Drilling fluids (also called "Mud") are an important component of the drilling process and are pumped from the surface through the drill string, exiting nozzles in the drill bit and traveling back up the wellbore where the fluids are recycled. This process cleans the bottom of the well by transporting the cuttings to the surface while also cooling and lubricating the bit and drill string. Drilling fluids are typically manufactured by mixing oil, synthetic fluids or water with barite to give them weight, which enables the fluids to hold the wellbore open and stabilize it. Additionally, the fluids control downhole pressure and seal porous sections of the wellbore. To ensure maximum efficiency and wellbore stability, chemical additives are blended by the wellsite engineer with drilling fluids to achieve particular physical or chemical characteristics. For drilling through the reservoir itself, drill-in or completion fluids (also called "brines") possess properties that minimize formation damage. Fluids environmental services (also called "waste management") is the process of separating the drill cuttings from the drilling fluids and re-injecting the processed cuttings into specially prepared wells, or transporting and disposing of the cuttings by other means.

Technology is very important in the selection of drilling fluids for many drilling programs, especially in deepwater, deep drilling and environmentally sensitive areas, whereas cost efficiency tends to drive customer purchasing decisions in other areas. Specific opportunities for competitive differentiation include:

- improving drilling efficiency,
- minimizing formation damage, and
- handling and disposing of drilling fluids and cuttings in an environmentally safe manner.

Key business drivers for drilling and completion fluids and fluids environmental services include the number of drilling rigs operating (especially the number of drilling programs targeting deep formations), total footage drilled, environmental regulations, as well as the current and expected future price of both oil and natural gas. Our primary competitors include M-I SWACO, Halliburton Company ("Halliburton") and Newpark Resources, Inc.

Drill Bits

We are a leading supplier of tri-cone and diamond drill bits. The primary objective of a drill bit is to drill a high quality wellbore as efficiently as possible. There are two primary types of drill bits:

Tricone® Bits. Tricone® drill bits employ either hardened steel teeth or tungsten carbide insert cutting structures mounted on three rotating cones. These bits work by crushing and shearing the formation rock as they are turned. Tricone® drill bits have a wide application range.

PDC (also known as "Diamond") bits use fixed position cutters that shear the formation rock with a milling action as they are turned. In many softer and less variable applications, PDC bits offer higher penetration rates and a longer life than Tricone® drill bits. Advances in PDC technology have expanded the application of PDC bits into harder, more abrasive formations. A rental market has developed for PDC bits as improvements in bit life and bit repairs allow a bit to be used to drill multiple wells.

The main driver of customer purchasing decisions in drill bits is the value added, usually measured in terms of savings in total operating costs per foot drilled. Specific opportunities for competitive differentiation include:

- improving the rate of penetration,
- extending bit life and bit reliability, and
- selecting the optimal bit for each section to be drilled.

Key business drivers for the sale or rental of drill bits include the number of drilling rigs operating, total footage drilled, type of well drilled (vertical, deviated, horizontal or extended reach), drilling rig rental costs, as well as the current and expected future price of both oil and natural gas. Our primary competitors in the oil and natural gas drill bit market include Smith International, Inc. ("Smith"), National Oilwell Varco, Inc. and Halliburton.

Directional Drilling and Drilling Evaluation Services

We are a leading supplier of drilling and evaluation services, which include directional drilling, MWD and LWD services.

Directional Drilling. Directional drilling services are used to guide a drill string along a predetermined path to drill a wellbore to optimally recover hydrocarbons from the reservoir. These services are used to accurately drill vertical wells, deviated or directional wells (which deviate from vertical by a planned angle and direction), horizontal wells (which are sections of wells drilled perpendicular or nearly perpendicular to vertical) and extended reach wells.

We provide both conventional and rotary based directional drilling systems. Conventional directional drilling systems employ a downhole motor that turns the drill bit independently of drill string rotation from the surface. Placed just above the bit, a steerable motor assembly has a bend in its housing that is oriented to steer the well's course. During the "rotary" mode, the entire drill string is rotated from the surface, negating the effect of this bend and causing the bit to drill on a straight course. During the "sliding" mode, drill string rotation is stopped and a "mud" motor (which converts hydraulic energy from the drilling fluids being pumped through the drill string into rotational energy at the bit) allows the bit to drill in the planned direction by orienting its angled housing, gradually guiding the wellbore through an arc.

Baker Hughes was a pioneer and is a leader in the development and use of automated rotary steerable technology. In rotary steerable environments, the entire drill string is turned from the surface to supply energy to the bit. Unlike conventional systems, our AutoTrak® rotary steerable system changes the trajectory of the well using three pads that push against the wellbore from a non-rotating sleeve and is controlled by a downhole guidance system.

Our AutoTrak® Xtreme® system combines conventional mud motor technology with rotary steerable technology to provide directional control and improved rate of penetration.

Measurement-While-Drilling. Directional drilling systems need real-time measurements of the location and orientation of the bottom-hole assembly to operate effectively. MWD systems are downhole tools that provide this directional information, which is necessary to adjust the drilling process and guide the wellbore to a specific target. The AutoTrak® rotary steerable system has these MWD systems built in, allowing the tool to automatically alter its course based on a planned trajectory.

Logging-While-Drilling. LWD is a variation of MWD in which the LWD tool gathers information on the petrophysical properties of the formation through which the wellbore is being drilled. Many LWD measurements are the same as those taken via wireline; however, taking measurements in real-time before any damage has been sustained by the reservoir as a result of the drilling process often allows for greater accuracy. Real-time measurements also enable "geo-steering" where geological markers identified by LWD tools are used to guide the bit and assure placement of the wellbore in the optimal location.

In both MWD and LWD systems, surface communication with the tool is achieved through mud-pulse telemetry, which uses pulse signals (pressure changes in the drilling fluids traveling through the drill string) to communicate the operating conditions and location of the bottom-hole assembly to the surface. The information transmitted is used to maximize the efficiency of the drilling process, update and refine the reservoir model and steer the well into the optimal location in the reservoir.

We are also a provider of mud logging services, through which our engineers monitor the interaction between the drilling fluid and the formation and perform laboratory analysis of drilling fluids and examinations of the drill cuttings to detect the presence of hydrocarbons and identify the different geological layers penetrated by the drill bit.

The main drivers of customer purchasing decisions in these areas are the value added by technology and the reliability and durability of the tools used in these operations. Specific opportunities for competitive differentiation include:

- the sophistication and accuracy of measurements,
- the efficiency of the drilling process (measured in cost per foot drilled), rate of penetration, and reduction of non-productive time,
- the reliability of equipment,
- the optimal placement of the wellbore in the reservoir, and
- the quality of the wellbore.

Key business drivers for directional drilling, MWD and LWD include the number of drilling rigs operating, the total footage drilled, the mix of conventional and rotary steerable systems used, technological sophistication of and type of wells being drilled (vertical, deviated, horizontal or extended reach), as well as the current and expected future price of both oil and natural gas. Our primary competitors in drilling and evaluation services include Halliburton, Schlumberger and Weatherford International Ltd. ("Weatherford").

Wireline Formation Evaluation and Completion and Production Services

We are a leading provider of wireline formation evaluation and completion and production services for oil and natural gas wells.

Wireline Formation Evaluation. Wireline formation evaluation involves measuring and analyzing specific physical properties of the rock (petrophysical properties) in the immediate vicinity of a wellbore to determine an oil or natural gas reservoir's boundaries, volume of hydrocarbons and ability to produce fluids to the surface. Electronic sensor instrumentation is run through the wellbore to measure porosity and density (how much open space there is in the rock), permeability (how well connected the spaces in the rock are) and resistivity (whether there is oil, natural gas or water in the spaces). Imaging tools are run through the wellbore to record a picture of the formation along the well's length. Acoustic logs measure rock properties and help correlate wireline data with previous seismic surveys. Magnetic resonance measurements characterize the volume and type of fluids in the formation as well as provide a direct measure of permeability. At the surface, measurements are recorded digitally and can be displayed on a continuous graph, or "well log," which shows how each parameter varies along the length of the wellbore. Wireline formation evaluation tools can also be used to record formation pressures and take samples of formation fluids to be further evaluated on the surface.

Wireline formation evaluation instrumentation can be run in the well in several ways and at different times over the life of the well. The two most common methods of data collection are wireline logging and LWD. Wireline logging is conducted by pulling or pushing instruments through the wellbore after it is drilled, while LWD instruments are attached to the drill string and take measurements while the well is being drilled. Wireline logging measurements can be made before the well's protective steel casing is set (open hole logging) or after casing has been set (cased hole logging). We also offer geophysical data interpretation services which help the operator interpret the petrophysical properties measured by the logging instruments and make inferences about the formation, presence and quantity of hydrocarbons. This information is used to determine the next steps in drilling and completing the well.

Wireline Completion and Production Services. Wireline completion and production services include using wireline instruments to evaluate well integrity, perform mechanical intervention and perform cement evaluations. Wireline instruments can also be run in producing wells to perform production logging. We also provide perforating services, which involve puncturing a well's steel casing and cement sheath with explosive charges. This creates a fracture in the formation and provides a path for hydrocarbons in the formation to enter the wellbore and be produced.

Formation evaluation services allow oil and natural gas companies to define, manage and reduce their exploration and production risk. As such, the main driver of customer purchasing decisions is the value added by formation evaluation and wireline completion and production services. Specific opportunities for competitive differentiation include:

- the efficiency of data acquisition,
- the sophistication and accuracy of measurements,
- the ability to interpret the information gathered to quantify the hydrocarbons producible from the formation,
- the efficiency of providing wireline completion and production services at the wellsite, and
- the ability to differentiate services that can run exclusively or more efficiently on wireline from services that run on drill pipe.

Key business drivers for formation evaluation and wireline completion and perforating services include the number of drilling and workover rigs operating, as well as the current and expected future price of both oil and natural gas. Our primary competitors include Schlumberger, Halliburton and Weatherford.

Reservoir Technology and Consulting

Our reservoir technology and consulting group provides a broad range of services that assist our customers in the evaluation, drilling, completion and production of oil and gas reservoirs. Services include well planning, drilling optimization, formation evaluation and imaging, well placement, sand control completions and stimulation and fracturing operations. We also provide consulting services to assist customers with operations management, exploration and field development and reservoir management.

COMPLETION AND PRODUCTION SEGMENT

Our Completion and Production segment provides products and services used in the completion and production phase of oil and natural gas wells. This includes a wide variety of product lines which support wellbore construction and completion. This segment also provides specialty chemicals for the oilfield and refining markets, pipeline inspection and treatment services and the design, manufacture and repair of artificial lift systems; permanent monitoring and chemical injection systems; and integrated operations and project management services.

Wellbore Construction and Completion

Baker Hughes is a world leader in wellbore construction, cased-hole completions, sand control and wellbore intervention solutions. The economic success of a well largely depends on how the well is completed. A successful completion ensures and optimizes the efficient and safe production of oil and natural gas to the surface. Our completion systems are matched to the formation and reservoir for optimum production and can employ a variety of products and services.

Wellbore Construction. Wellbore completion products and services include liner hangers, multilateral completion systems and expandable metal technology.

Liner hangers suspend a section of steel casing (also called a liner) inside the bottom of the previous section of casing. The liner hanger's expandable slips grip the inside of the casing and support the weight of the liner below.

Multilateral completion systems enable two or more zones to be produced from a single well, using multiple horizontal branches.

Expandable metal technology involves the permanent downhole expansion of a variety of tubular products used in drilling, completion and well remediation applications.

Cased-Hole Completions. Cased-hole completions products and services include packers, flow control equipment, subsurface safety valves and intelligent completions.

Packers seal the annular space between the steel production tubing and the casing. These tools control the flow of fluids in the well and protect the casing above and below from reservoir pressures and corrosive formation fluids.

Flow control equipment controls and adjusts the flow of downhole fluids. A common flow control device is a sliding sleeve, which can be opened or closed to allow or limit production from a particular portion of a reservoir. Flow control can be accomplished from the surface via wireline or downhole via hydraulic or electric motor-based automated systems.

Subsurface safety valves shut off all flow of fluids to the surface in the event of an emergency, thus saving the well and preventing pollution of the environment. These valves are required in substantially all offshore wells.

Intelligent Completions® use real-time, remotely operated downhole systems to control the flow of hydrocarbons from one or more zones.

Sand Control. Sand control equipment includes gravel pack tools, sand screens and fracturing fluids. Sand control systems and pumping services are used in loosely consolidated formations to prevent the production of formation sand with the hydrocarbons.

Wellbore Intervention. Wellbore intervention products and services are designed to protect producing assets. Intervention operations troubleshoot drilling problems and improve, maintain or restore economical production from already-producing wells. Products for wellbore intervention range from service tools and inflatable products to conventional and through-tubing fishing systems, casing exits, wellbore cleaning and temporary abandonment.

Service tools function as surface-activated, downhole sealing and anchoring devices to isolate a portion of the wellbore during repair or stimulation operations. Service tool applications range from treating and cleaning to testing components from the wellhead to the perforations. Service tools also refer to tools and systems that are used for temporary or permanent well abandonment.

Inflatable packers expand to set in pipe that is much larger than the outside diameter of the packer itself, so it can run through a restriction in the well and then set in the larger diameter below. Inflatable packers also can be set in "open hole," whereas conventional tools only can be set inside casing. Through-tubing inflatables enable remedial operations in producing wells. Significant cost savings result from lower rig requirements and the ability to intervene in the well without having to remove the completion.

Fishing tools and services are used to locate, dislodge and retrieve damaged or stuck pipe, tools or other objects from inside the wellbore, often thousands of feet below the surface.

Wellbore cleaning systems remove post-drilling debris to help ensure trouble-free well testing, completion and optimum production for the life of the well.

Casing exit systems are used to "sidetrack" new wells from existing ones, to provide a cost-effective method of tapping previously unreachable reserves.

The main drivers of customer purchasing decisions in wellbore construction, cased-hole completions, sand control and wellbore intervention are superior wellsite service execution and value-adding technologies that improve production rates, protect the reservoir from damage and reduce cost. Specific opportunities for competitive differentiation include:

- engineering and manufacturing superior-quality products and providing solutions with a proven ability to reduce well construction costs,
- enhancing production and ultimate recovery,
- minimizing risks, and
- providing reliable performance over the life of the well, particularly in harsh environments and for critical wells.

Key business drivers for wellbore construction and completion services include the number of drilling and workover rigs operating, the relative complexity of the wells drilled and completed, as well as the current and expected future price of both oil and natural gas. Our primary competitors in wellbore construction, cased-hole completions and sand control include Halliburton, Schlumberger and Weatherford. Our primary competitors in wellbore intervention include Weatherford and Smith.

Specialty Chemicals

We are a leading provider of specialty chemicals to the oil and gas industry. We also supply specialty chemicals to a number of industries including refining, pipeline transportation, petrochemical, agricultural and iron and steel manufacturing and provide polymer-based products to a broad range of industrial and consumer markets. Through our Pipeline Management Group, we offer a variety of products and services for the pipeline transportation industry.

Oilfield Chemicals. We provide oilfield chemical programs for drilling, well stimulation, production, pipeline transportation and maintenance programs. Our products provide measurable increases in productivity, decreases in operating and maintenance costs and solutions to environmental problems. Examples of specialty oilfield chemical programs include emulsion breakers and chemicals which inhibit the formation of paraffin, scale, hydrates and other well performance issues or problems.

Hydrate inhibitors – Natural gas hydrates are solid ice-like crystals that form in production flowlines and tubing and cause shutdowns and the need for system maintenance. Subsea wells and flowlines, particularly in deepwater environments, are especially susceptible to hydrates.

Paraffin inhibitors – The liquid hydrocarbons produced from many oil and natural gas reservoirs become unstable soon after leaving the formation. Changing conditions, including decreases in temperature and pressure, can cause certain hydrocarbons in the produced fluids to crystallize and deposit on the walls of the well's tubing, flow lines and surface equipment. These deposits are commonly referred to as paraffin. We offer solvents that remove the deposits, as well as inhibitors that prevent new deposits from forming.

Scale inhibitors – Unlike paraffin deposits that originate from organic material in the produced hydrocarbons, scale deposits come from mineral-based contaminants in water that are produced from the formation as the water undergoes changes in temperature or pressure. Similar to paraffin, scale deposits can clog the production system. Treatments prevent and remove deposits in production systems.

Corrosion inhibitors – Another problem caused by water mixed with downhole hydrocarbons is corrosion of the well's tubulars and other production equipment. Corrosion can also be caused by dissolved hydrogen sulfide ("H_2S") gas, which reacts with the iron in tubulars, valves and other equipment, potentially causing failures and leaks. Additionally, the reaction creates iron sulfide, which can impair treating systems and cause blockages. We offer a variety of corrosion inhibitors and H_2S scavengers.

Emulsion breakers – Water and oil typically do not mix, but water present in the reservoir and co-produced with oil can often become emulsified, or mixed, causing problems for oil and natural gas producers. We also offer emulsion breakers that allow the water to be separated from the oil.

Refining, Industrial and Other Specialty Chemicals. For the refining industry, we offer various process and water treatment programs, as well as finished fuel additives. Examples include programs to remove salt from crude oil and to control corrosion in processing equipment and environmentally friendly cleaners that decontaminate refinery equipment and petrochemical vessels at a lower cost than other methods. We also provide chemical technology solutions to other industrial markets throughout the world, including petrochemicals, fuel additives, plastics, imaging, adhesives, steel and crop protection.

Pipeline Management. Baker Hughes offers a variety of products and services for the pipeline transportation industry. We offer custom turnkey cleaning programs that improve efficiency by combining chemical treatments with brush and scraper tools that are pumped through the pipeline. Efficiency can also be improved by adding polymer-based drag reduction agents to reduce the slowing effects of friction between the pipeline walls and the fluids within, thus increasing throughput and pipeline capacity. Additional services allow pipelines to operate more safely. These include inspection and internal corrosion assessment technologies, which physically confirm the structural integrity of the pipeline. In addition, our flow-modeling capabilities can identify high-risk segments of a pipeline to ensure proper mitigation programs are in place.

The main driver of customer purchasing decisions in specialty chemicals is superior application of technology and service delivery. Specific opportunities for competitive differentiation include:

- higher levels of production or throughput,
- lower maintenance costs and frequency,
- lower treatment costs and treatment intervals, and
- successful resolution of environmental issues.

Key business drivers for the sale of specialty chemicals and chemical treatment programs include oil and natural gas production levels, the number of producing wells, total liquids production, and the current and expected future price of both oil and natural gas. Our primary competitors for specialty chemicals include Champion Technologies, Inc., Nalco Holding Company and Smith.

Artificial Lift

We are a leading manufacturer and supplier of artificial lift systems including electrical submersible pump systems ("ESPs") and progressing cavity pump systems ("PCPs").

Electrical Submersible Pump Systems. ESPs lift large quantities of oil or oil and water from wells that do not flow under their own pressure. These "artificial lift" systems consist of a centrifugal pump and electric motor installed in the wellbore, armored electric cabling to provide power to the downhole motor and a variable speed controller at the surface. Baker Hughes designs, manufactures, markets and installs all the components of ESPs and also offers modeling software to size ESPs and simulate operating performance. ESPs may be used in both onshore and offshore wells. The range of appropriate application of ESPs is expanding as technology and reliability enhancements have improved ESPs' performance in harsher environments and marginal reservoirs.

Progressing Cavity Pump Systems. PCPs are a form of artificial lift comprised of a downhole progressing cavity pump powered by either a downhole electric motor or a rod turned by a motor on the surface. PCPs are preferred when the fluid to be lifted is viscous or when the volume is significantly less than could be economically lifted with ESPs.

The main drivers of a customer purchasing decision in an artificial lift include the depth of the well, the volume of the fluid, the physical and chemical properties of the fluid as well as the capital and operating cost over the run life of the system. Specific opportunities for competitive differentiation include:
- the ability to lift fluids of differing physical properties and chemical compositions,
- system reliability and run life,
- the ability of the system to optimize production,
- operating efficiency, and
- service delivery.

Key business drivers for artificial lift systems include oil production levels, as well as the current and expected future price of oil, the volume of water produced in mature basins and gas dewatering in coal bed methane and other gas wells. Our primary competitors in the ESP market include Schlumberger and John Wood Group PLC. In the PCP market, our competitors include Weatherford, Robbins & Myers, Inc. and Kudu Industries, Inc.

Permanent Monitoring and Chemical Injection Systems

Permanent Monitoring Systems. Permanent downhole gauges are used in oil and gas wells to measure temperature, pressure, flow and other parameters in order to monitor well production as well as to confirm the integrity of the completion and production equipment in the well. We are a leading provider of electronic gauges including the engineering, application and field services necessary to complete an installation of a permanent monitoring system. In addition, we provide chemical injection line installation and services for treating wells for corrosion, paraffin, scale and other well performance problems. We also provide fiber optic based permanent downhole gauge technology for measuring pressure, temperature and distributed temperature. The benefits of fiber optic sensing include reliability, high temperature properties and the ability to obtain distributed readings.

Chemical Automation Systems. Chemical automation systems remotely monitor chemical tank levels that are resident in producing field locations for well treatment or production stimulation as well as continuously monitor and control chemicals being injected in individual wells. By using these systems, a producer can ensure proper chemical injection through real-time monitoring and can also remotely modify the injection parameters to ensure optimized production.

The main drivers of customer purchasing decisions for both permanent monitoring and chemical automation include application engineering expertise, ability to integrate a complete system, product reliability, functionality and local field support. Specific opportunities for competitive differentiation include:
- the ability to provide application engineering and economic return analysis,
- product innovation,
- gauge measurement accuracy,
- product life and performance, and
- installation and service capabilities.

Key business drivers for permanent monitoring and chemical injection systems include the level of oil and gas prices, total daily oil and gas production and capital spending for critical wells (offshore, subsea, high production onshore and remotely located onshore). Our primary competitors include Schlumberger, Halliburton and Weatherford.

Integrated Operations and Project Management

We are a provider of integrated operations, and we also manage projects on behalf of certain customers around the world.

Integrated Operations and Project Management. Integrated operations is the process of coordinating the delivery of multiple product lines and services to a specific customer or project under a single contract or agreement. Project management encompasses the coordination and delivery of multiple product lines as well as the provision and coordination of third-party products and services in addition to those which we provide. Under a project management contract, we may be asked to assume responsibility for certain risks related to a project. These assumed risks may include the performance of our products and services, performance of products and services of third-party providers, or completion of the project in accordance with specified technical parameters or in a specified timeframe.

MARKETING, COMPETITION AND ECONOMIC CONDITIONS

We market our products and services on a product line basis primarily through our own sales organizations, although certain of our products and services are marketed through independent distributors, commercial agents, licensees or sales representatives. Over the past several years, we have significantly reduced the number of commercial agents that we use to conduct our business. In the markets in which we formerly utilized commercial agents, we have established our own marketing operations and are continuing to build direct relationships with our customers. We ordinarily provide technical and advisory services to assist in our customers' use of our products and services. Stock points and service centers for our products and services are located in areas of drilling and production activity throughout the world.

Our products and services are sold in highly competitive markets, and revenues and earnings can be affected by changes in competitive prices, fluctuations in the level of drilling, workover and completion activity in major markets, general economic conditions, foreign currency exchange fluctuations and governmental regulations. We compete with the oil and natural gas industry's largest diversified oilfield services providers, as well as many small companies. We believe that the principal competitive factors in our industries are product and service quality, availability and reliability, health, safety and environmental standards, technical proficiency and price.

Further information is set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 13 of the Notes to Consolidated Financial Statements in Item 8 herein.

INTERNATIONAL OPERATIONS

We operate in over 90 countries around the world and our corporate headquarters is in Houston, Texas. We have significant manufacturing operations in various countries, including, but not limited to, the United States (Texas, Oklahoma and Louisiana), the United Kingdom (Scotland and Northern Ireland), Germany (Celle), South America (Venezuela and Argentina) and the United Arab Emirates (Dubai). As of December 31, 2008, we had approximately 39,800 employees, of which approximately 57% work outside the United States.

The business operations of our two segments are organized around four primary geographic regions: North America; Latin America; Europe, Africa, Russia and the Caspian; and Middle East, Asia Pacific. Through this structure, we have placed our management close to our customers, facilitating stronger customer relationships and allowing us to react more quickly to local market conditions and needs.

Our operations are subject to the risks inherent in doing business in multiple countries with various laws and differing political environments. These risks include the risks identified in "Item 1A. Risk Factors." Although it is impossible to predict the likelihood of such occurrences or their effect on us, we routinely evaluate these risks and take appropriate actions to mitigate the risks where possible. However, there can be no assurance that an occurrence of any one or more of these events would not have a material adverse effect on our operations.

Further information is set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESEARCH AND DEVELOPMENT; PATENTS

We are engaged in research and development activities directed primarily toward the improvement of existing products and services, the design of specialized products to meet specific customer needs and the development of new products, processes and services. For information regarding the amounts of research and development expense in each of the three years in the period ended December 31, 2008, see Note 1 of the Notes to Consolidated Financial Statements in Item 8 herein.

We have followed a policy of seeking patent and trademark protection both inside and outside the United States for products and methods that appear to have commercial significance. We believe our patents and trademarks to be adequate for the conduct of our business, and aggressively pursue protection of our patents against patent infringement worldwide. Although patent and trademark protection is important to our business and future prospects, we consider the reliability and quality of our products and the technical skills of our personnel to be more important. No single patent or trademark is considered to be critical to our business.

SEASONALITY

Our operations can be affected by seasonal weather patterns and natural phenomena, which can temporarily affect the delivery and performance of our products and services, as well as customers' budgetary cycles for capital expenditures. The widespread geographic locations of our operations and the timing of seasonal events serve to reduce the impact of individual events. Examples of seasonal events which can impact our business include:

- the severity and duration of the winter in North America can have a significant impact on gas storage levels and drilling activity for natural gas,
- the timing and duration of the spring thaw in Canada directly affects activity levels due to road restrictions,
- hurricanes can disrupt coastal and offshore operations,
- severe weather during the winter months normally results in reduced activity levels in the North Sea and Russia, and
- large export orders which tend to be sold in the second half of a calendar year.

RAW MATERIALS

We purchase various raw materials and component parts for use in manufacturing our products. The principal materials we purchase are steel alloys (including chromium and nickel), titanium, beryllium, copper, lead, tungsten carbide, synthetic and natural diamonds, printed circuit boards and other electronic components and hydrocarbon-based chemical feed stocks. These materials are generally available from multiple sources and may be subject to price volatility. We have not experienced significant shortages of these materials and normally do not carry inventories of such materials in excess of those reasonably required to meet our production schedules. We do not expect significant interruptions in supply, but there can be no assurance that there will be no price or supply issues over the long term.

EMPLOYEES

On December 31, 2008, we had approximately 39,800 employees, as compared with approximately 35,800 employees on December 31, 2007. Approximately 3,200 of these employees are represented under collective bargaining agreements or similar-type labor arrangements, of which the majority are outside the U.S. Based upon the geographic diversification of these employees, we believe any risk of loss from employee strikes or other collective actions would not be material to the conduct of our operations taken as a whole.

EXECUTIVE OFFICERS

The following table shows, as of February 26, 2009, the name of each of our executive officers, together with his age and all offices presently held.

Name	Age
Chad C. Deaton	*56*

Chairman of the Board, President and Chief Executive Officer of the Company since February 2008. Chairman of the Board and Chief Executive Officer from 2004 to 2008. President and Chief Executive Officer of Hanover Compressor Company from 2002 to 2004. Senior Advisor to Schlumberger Oilfield Services from 1999 to 2001. Executive Vice President of Schlumberger from 1998 to 1999. Employed by the Company in 2004.

Peter A. Ragauss *51*

Senior Vice President and Chief Financial Officer of the Company since 2006. Segment Controller of Refining and Marketing for BP plc from 2003 to 2006. Mr. Ragauss joined BP plc in 1998 as Assistant to the Group Chief Executive until 2000 when he became Chief Executive Officer of Air BP. Vice President of Finance and Portfolio Management for Amoco Energy International immediately prior to its merger with BP in 1998. Vice President of Finance for El Paso Energy International from 1996 to 1998 and Vice President of Corporate Development for Tenneco Energy in 1996. Employed by the Company in 2006.

Alan R. Crain *57*

Senior Vice President and General Counsel of the Company since 2007. Vice President and General Counsel from 2000 to 2007. Executive Vice President, General Counsel and Secretary of Crown, Cork & Seal Company, Inc. from 1999 to 2000. Vice President and General Counsel from 1996 to 1999, and Assistant General Counsel from 1988 to 1996, of Union Texas Petroleum Holdings, Inc. Employed by the Company in 2000.

David H. Barr *59*

Group President of Completion and Production since 2007 and Vice President of the Company from 1997 to 1998 and since 2000 until his retirement effective April 30, 2009. Group President of Drilling and Evaluation from 2005 to 2007. President of Baker Atlas from 2000 to 2005. Vice President, Supply Chain Management, of Cooper Cameron from 1999 to 2000. Mr. Barr also held the following positions with the Company: Vice President, Business Process Development, from 1997 to 1998 and the following positions with Hughes Tool Company/ Hughes Christensen: Vice President, Production and Technology, from 1994 to 1997; Vice President, Diamond Products, from 1993 to 1994; Vice President, Eastern Hemisphere Operations, from 1990 to 1993 and Vice President, North American Operations, from 1988 to 1990. Employed by the Company in 1972.

Martin S. Craighead *49*

Senior Vice President and Chief Operating Officer effective April 30, 2009. Group President of Drilling and Evaluation since 2007 and Vice President of the Company since 2005 until April 30, 2009. President of INTEQ from 2005 to 2007. President of Baker Atlas from February 2005 to August 2005. Vice President of Worldwide Operations for Baker Atlas from 2003 to 2005 and Vice President, Marketing and Business Development for Baker Atlas from 2001 to 2003; Region Manager for Baker Atlas in Latin America and Asia and Region Manager for E&P Solutions from 1995 to 2001. Employed by the Company in 1986.

Russell J. Cancilla *57*

Vice President, HS&E and Security of the Company since 2009. Chief Security Officer from June 2006 to January 2009. Vice President and Security Officer of Innovene from 2005 to 2006; Vice President, Resources & Capabilities for HSSE for BP from 2003 to 2005 and Vice President, Real Estate and Management Services for BP from 1998 to 2003. Employed by the Company in 2006.

Didier Charreton *45*

Vice President, Human Resources of the Company since 2007. Group Human Resources Director of Coats Plc, a global company engaged in the sewing thread and needlecrafts industry, from 2002 to 2007. Business Development of ID Applications for Gemplus S. A., a global company in the Smart Card industry, from 2000 to 2001. Various human resources positions at Schlumberger from 1989 to 2000. Employed by the Company in 2007.

Christopher P. Beaver *51*

Vice President of the Company and President of Baker Oil Tools since 2005. Vice President of Finance for Baker Petrolite from 2002 to 2005; Director of Finance and Controller at INTEQ from 1999 to 2002; Controller at Hughes Christensen from 1994 to 1999. Various accounting and finance positions at Hughes Christensen in the Eastern Hemisphere from 1985 to 1994. Employed by the Company in 1985.

Paul S. Butero *52*

Vice President of the Company since 2005 and President of INTEQ since 2007. President of Baker Atlas from 2006 to 2007. President of Hughes Christensen from 2005 to 2006. Vice President, Marketing, of Hughes Christensen from 2001 to 2005 and as Region Manager for various Hughes Christensen areas (both in the United States and the Eastern Hemisphere) from 1989 to 2001. Employed by the Company in 1981.

Stephen K. Ellison 50

Vice President of the Company and President of Baker Atlas since 2007. Vice President, Middle East, Asia Pacific Region for Baker Atlas from 2005 to 2007; Asia Pacific Region Manager, Baker Atlas from 2001 to 2005 and Asia Pacific Region Operations Manager, Baker Atlas from 2000 to 2001. Employed by the Company in 1979.

Alan J. Keifer 54

Vice President and Controller of the Company since 1999. Western Hemisphere Controller of Baker Oil Tools from 1997 to 1999 and Director of Corporate Audit for the Company from 1990 to 1996. Employed by the Company in 1990.

Jay G. Martin 57

Vice President, Chief Compliance Officer and Senior Deputy General Counsel of the Company since 2004. Shareholder at Winstead Sechrest & Minick P.C. from 2001 to 2004. Partner, Phelps Dunbar from 2000 to 2001 and Partner, Andrews & Kurth from 1996 to 2000. Employed by the Company in 2004.

Derek Mathieson 38

Vice President and Chief Technology and Marketing Officer of the Company since December 2008. Chief Executive Officer of WellDynamics, Inc. from May 2007 to November 2008. Vice President Business Development, Technology and Marketing of WellDynamics, Inc. from April 2006 to May 2007; Technology Director and Chief Technology Officer from January 2004 to April 2006; Research and Development Manager from August 2002 to January 2004 and Reliability Assurance Engineer from April 2001 to August 2002 of WellDynamics, Inc. Well Engineer, Shell U.K. Exploration and Production 1997 to 2001. Employed by the Company in 2008.

Nelson Ney 45

Vice President of the Company and President of Centrilift since 2007. Operations Vice President, Europe, Africa, Russia and the Caspian Region for Hughes Christensen from 2006 to 2007; Operations Vice President, Centrilift Latin America Region from 2005 to 2006; General Manager, Centrilift Latin America operations from 2004 to 2005 and Regional Manager, Hughes Christensen Latin America operations from 2001 to 2004. Employed by the Company in 1990.

John A. O'Donnell 60

Vice President of the Company since 1998 and President of Baker Petrolite Corporation since 2005. President of Baker Hughes Drilling Fluids from 2004 to 2005. Vice President, Business Process Development of the Company from 1998 to 2002; Vice President, Manufacturing, of Baker Oil Tools from 1990 to 1998 and Plant Manager of Hughes Tool Company from 1988 to 1990. Employed by the Company in 1975.

Gary G. Rich 50

Vice President of the Company and President of Hughes Christensen since 2006. Vice President Marketing, Drilling and Evaluation for INTEQ from 2005 to 2006. Region Manager for INTEQ from 2001 to 2005; Director of Marketing for Hughes Christensen from 1998 to 2001 and served in various marketing and finance positions for the Company from 1987 to 1998. Employed by the Company in 1987.

Clifton N.B. Triplett 50

Vice President and Chief Information Officer of the Company since September 2008. 2007 to 2008 Corporate Vice President, Motorola Global Services and Corporate Vice President and Chief Information Officer of Motorola's Network and Enterprise Group from 2006 to 2007. Employed by General Motors from 1997 to 2006 as Global Information Systems Officer for Computing and Telecommunications Services from 2003 to 2006 and Global Manufacturing and Quality Information Systems Officer from 1997 to 2003. Employed by the Company in 2008.

Richard L. Williams 53

Vice President of the Company and President of Baker Hughes Drilling Fluids since 2005. Vice President, Eastern Hemisphere Operations, Baker Oil Tools from March 2005 to May 2005. Worldwide Operations Vice President, INTEQ from 2004 to 2005; Vice President Eastern Hemisphere, INTEQ from 2003 to 2004 and Vice President Western Hemisphere, INTEQ from 2001 to 2003. Employed by the Company in 1975.

There are no family relationships among our executive officers.

ENVIRONMENTAL MATTERS

We are committed to the health and safety of people, protection of the environment and compliance with laws, regulations and our policies. Our past and present operations include activities that are subject to domestic (including U.S. federal, state and local) and international regulations with regard to air and water quality and other environmental matters. We believe we are in substantial compliance with these regulations. Regulation in this area continues to evolve, and changes in standards of enforcement of existing regulations, as well as the enactment and enforcement of new legislation, may require us and our customers to modify, supplement or replace equipment or facilities or to change or discontinue present methods of operation.

We are involved in voluntary remediation projects at some of our present and former manufacturing locations or other facilities, the majority of which relate to properties obtained in acquisitions or to sites no longer actively used in operations. On rare occasions, remediation activities are conducted as specified by a government agency-issued consent decree or agreed order. Estimated remediation costs are accrued using currently available facts, existing environmental permits, technology and presently enacted laws and regulations. For sites where we are primarily responsible for the remediation, our cost estimates are developed based on internal evaluations and are not discounted. We record accruals when it is probable that we will be obligated to pay amounts for environmental site evaluation, remediation or related activities, and such amounts can be reasonably estimated. If the obligation can only be estimated within a range, we accrue the minimum amount in the range. In general, we seek to accrue costs for the most likely scenario, where known. Accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred.

The Comprehensive Environmental Response, Compensation and Liability Act (known as "Superfund" or "CERCLA") imposes liability for the release of a "hazardous substance" into the environment. Superfund liability is imposed without regard to fault, even if the waste disposal was in compliance with laws and regulations. The United States Environmental Protection Agency (the "EPA") and appropriate state agencies supervise investigative and cleanup activities at Superfund sites.

We have been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites, and we accrue our share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste we contributed to the site to the total volume of waste disposed at the site. PRPs in Superfund actions have joint and several liability for all costs of remediation. Accordingly, a PRP may be required to pay more than its proportional share of such costs. For some projects, it is not possible at this time to quantify our ultimate exposure because the projects are either in the investigative or early remediation stage, or allocation information is not yet available. However, based upon current information, we do not believe that probable or reasonably possible expenditures in connection with the sites are likely to have a material adverse effect on our consolidated financial statements because we have recorded adequate reserves to cover the estimate we presently believe will be our ultimate liability in the matter. Further, other PRPs involved in the sites have substantial assets and may reasonably be expected to pay their share of the cost of remediation, and, in some circumstances, we have insurance coverage or contractual indemnities from third parties to cover a portion of or the ultimate liability.

During the year ended December 31, 2008, we spent $39 million to comply with domestic and international standards regulating the discharge of materials into the environment or otherwise relating to the protection of the environment (collectively, "Environmental Regulations"). This cost includes the total spent on remediation projects at current or former sites, Superfund projects and environmental compliance activities, exclusive of capital expenditures. In 2009, we expect to spend approximately $41 million to comply with Environmental Regulations. During the year ended December 31, 2008, we incurred $8 million in capital expenditures for environmental control equipment, and we estimate we will incur approximately $18 million during 2009. Based upon current information, we believe that our compliance with Environmental Regulations will not have a material adverse effect upon our capital expenditures, earnings or competitive position because we have either established adequate reserves or our cost for that compliance is not expected to be material to our consolidated financial statements. Our total accrual for environmental remediation is $17 million and $17 million, which includes accruals of $6 million and $5 million for the various Superfund sites, at December 31, 2008 and 2007, respectively.

We are subject to various other governmental proceedings and regulations, including foreign regulations, relating to environmental matters, but we do not believe that any of these matters is likely to have a material adverse effect on our consolidated financial statements. We continue to focus on reducing future environmental liabilities by maintaining appropriate company standards and improving our assurance programs. See Note 15 of the Notes to Consolidated Financial Statements in Item 8 herein for further discussion of environmental matters.

ITEM 1A. RISK FACTORS

An investment in our common stock involves various risks. When considering an investment in our Company, one should consider carefully all of the risk factors described below, as well as other information included and incorporated by reference in this report. There may be additional risks, uncertainties and matters not listed below, that we are unaware of, or that we currently consider immaterial. Any of these could adversely affect our business, financial condition, results of operations and cash flows and, thus, the value of an investment in our Company.

Risk Factors Related to the Worldwide Oil and Natural Gas Industry

Our business is focused on providing products and services to the worldwide oil and natural gas industry; therefore, our risk factors include those factors that impact, either positively or negatively, the markets for oil and natural gas. Expenditures by our customers for exploration, development and production of oil and natural gas are based on their expectations of future hydrocarbon demand, the risks associated with developing the reserves, their ability to finance exploration for and development of reserves, and the future value of the reserves. Their evaluation of the future value is based, in part, on their expectations for global demand, global supply, excess production capacity, inventory levels, and other factors that influence oil and natural gas prices. The key risk factors currently influencing the worldwide oil and natural gas markets are discussed below.

Demand for oil and natural gas is subject to factors beyond our control, which may adversely affect our operating results. The continuing weakness or further deterioration of the global economy or credit market could reduce our customers' spending levels and reduce our revenues and operating results.

Demand for oil and natural gas, as well as the demand for our services, is highly correlated with global economic growth, and in particular by the economic growth of countries such as the U.S., India, and China, as well as developing Asia and the Middle East who are either significant users of oil and natural gas or whose economies are experiencing the most rapid economic growth compared to the global average. The slowdown in global economic growth and recession in the developed economies has resulted in reduced demand for oil and natural gas, increased spare productive capacity and lower energy prices. The continuing weakness or further deterioration of the global economy or credit market could reduce our customers' spending levels and reduce our revenues and operating results. Expectations for reduced hydrocarbon demand have adversely impacted demand for our services. Incremental weakness in global economic activity, particularly in China, India, the Middle East and developing Asia will reduce demand for oil and natural gas and result in lower oil and natural gas prices. Incremental strength in global economic activity in such areas will create more demand for oil and natural gas and support higher oil and natural gas prices. In addition, demand for oil and natural gas could be impacted by environmental regulation or carbon taxes targeting reduction of greenhouse gas emissions or the cost for carbon capture and sequestration related regulations.

Volatility of oil and natural gas prices can adversely affect demand for our products and services.

Volatility in oil and natural gas prices can also impact our customers' activity levels and spending for our products and services. Current energy prices are important contributors to cash flow for our customers and their ability to fund exploration and development activities. Expectations about future prices and price volatility are important for determining future spending levels.

Lower oil and gas prices generally lead to decreased spending by our customers. While higher oil and natural gas prices generally lead to increased spending by our customers, sustained high energy prices can be an impediment to economic growth, and can therefore negatively impact spending by our customers. Our customers also take into account the volatility of energy prices and other risk factors by requiring higher returns for individual projects if there is higher perceived risk. Any of these factors could affect the demand for oil and natural gas and could have a material adverse effect on our results of operations.

Many of our customers' activity levels and spending for our products and services and ability to pay amounts owed us may be impacted by deterioration in the credit markets.

Access to capital is dependent on our customers' ability to access the funds necessary to develop economically attractive projects based upon their expectations of future energy prices, required investments and resulting returns. Limited access to external sources of funding has caused many customers to reduce their capital spending plans to levels supported by internally-generated cash flow. In addition, the combination of a reduction of cash flow resulting from declines in commodity prices, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may impact the ability of our customers to pay amounts owed to us.

Supply of oil and natural gas is subject to factors beyond our control, which may adversely affect our operating results.

Productive capacity for oil and natural gas is dependent on our customers' decisions to develop and produce oil and natural gas reserves. The ability to produce oil and natural gas can be affected by the number and productivity of new wells drilled and completed, as well as the rate of production and resulting depletion of existing wells. Advanced technologies, such as horizontal drilling, improve total recovery but also result in a more rapid production decline.

Access to prospects is also important to our customers. Access to prospects may be limited because host governments do not allow access to the reserves or because another oil and natural gas exploration company owns the rights to develop the prospect. Government regulations and the costs incurred by oil and natural gas exploration companies to conform to and comply with government regulations, may also limit the quantity of oil and natural gas that may be economically produced.

Supply can also be impacted by the degree to which individual Organization of Petroleum Exporting Countries ("OPEC") nations and other large oil and natural gas producing countries, including, but not limited to, Norway and Russia, are willing and able to control production and exports of oil, to decrease or increase supply and to support their targeted oil price while meeting their market share objectives. Any of these factors could affect the supply of oil and natural gas and could have a material adverse effect on our results of operations.

Changes in spare productive capacity or inventory levels can be indicative of future customer spending to explore for and develop oil and natural gas which in turn influences the demand for our products and services.

Spare productive capacity and oil and natural gas storage inventory levels are an indicator of the relative balance between supply and demand. High or increasing storage or inventories generally indicate that supply is exceeding demand and that energy prices are likely to soften. Low or decreasing storage or inventories are an indicator that demand is growing faster than supply and that energy prices are likely to rise. Measures of maximum productive capacity compared to demand ("spare productive capacity") are also an important factor influencing energy prices and spending by oil and natural gas exploration companies. When spare productive capacity is low compared to demand, energy prices tend to be higher and more volatile reflecting the increased vulnerability of the entire system to disruption.

Seasonal and adverse weather conditions adversely affect demand for our services and operations.

Weather can also have a significant impact on demand as consumption of energy is seasonal, and any variation from normal weather patterns, cooler or warmer summers and winters, can have a significant impact on demand. Adverse weather conditions, such as hurricanes in the Gulf of Mexico, may interrupt or curtail our operations, or our customers' operations, cause supply disruptions and result in a loss of revenue and damage to our equipment and facilities, which may or may not be insured. Extreme winter conditions in Canada, Russia or the North Sea may interrupt or curtail our operations, or our customers' operations, in those areas and result in a loss of revenue.

Risk Factors Related to Our Business

Our expectations regarding our business are affected by the following risk factors and the timing of any of these risk factors:

We operate in a highly competitive environment, which may adversely affect our ability to succeed.

We operate in a highly competitive environment for marketing oilfield services and securing equipment and trained personnel. Our ability to continually provide competitive products and services can impact our ability to defend, maintain or increase prices for our products and services, maintain market share and negotiate acceptable contract terms with our customers. In order to be competitive, we must provide new technologies and reliable products and services that perform as expected and that create value for our customers. Our ability to defend, maintain or increase prices for our products and services is in part dependent on the industry's capacity relative to customer demand, and on our ability to differentiate the value delivered by our products and services from our competitors' products and services. In addition, our ability to negotiate acceptable contract terms and conditions with our customers, especially state-owned national oil companies, our ability to manage warranty claims and our ability to effectively manage our commercial agents can also impact our results of operations.

Managing development of competitive technology and new product introductions on a forecasted schedule and at forecasted costs can impact our financial results. Development of competing technology that accelerates the obsolescence of any of our products or services can have a detrimental impact on our financial results and can result in the potential impairment of long-lived assets.

We may be disadvantaged competitively and financially by a significant movement of exploration and production operations to areas of the world in which we are not currently active.

The high cost or unavailability of infrastructure, materials, equipment, supplies and personnel, particularly in periods of rapid growth, could adversely affect our ability to execute our operations on a timely basis.

Our manufacturing operations are dependent on having sufficient raw materials, component parts and manufacturing capacity available to meet our manufacturing plans at a reasonable cost while minimizing inventories. Our ability to effectively manage our manufacturing operations and meet these goals can have an impact on our business, including our ability to meet our manufacturing plans and revenue goals, control costs and avoid shortages of raw materials and component parts. Raw materials and components of particular concern include steel alloys (including chromium and nickel), titanium, beryllium, copper, lead, tungsten carbide, synthetic and natural diamonds, electronic components and hydrocarbon-based chemical feed stocks. Our ability to repair or replace equipment damaged or lost in the well can also impact our ability to service our customers. A lack of manufacturing capacity could result in increased backlog, which may limit our ability to respond to short lead time orders.

People are a key resource to developing, manufacturing and delivering our products and services to our customers around the world. Our ability to manage the recruiting, training and retention of the highly skilled workforce required by our plans and to manage the associated costs could impact our business. A well-trained, motivated work force has a positive impact on our ability to attract and retain business. Periods of rapid growth present a challenge to us and our industry to recruit, train and retain our employees while managing the impact of wage inflation and potential lack of available qualified labor in the markets where we operate. Likewise, in the current condition of the economy and our markets, we may have to adjust our workforce to control costs and yet not lose our skilled and diverse workforce. Labor-related actions, including strikes, slowdowns and facility occupations can also have a negative impact on our business.

Our business is subject to geopolitical and terrorism risks.

Geopolitical risks and terrorist activity continue to grow in several key countries where we do business. Geopolitical risks could lead to, among other things, a loss of our investment in the country and an inability to collect our accounts receivable. Terrorism risks could lead to a loss of our investment in the country, as well as a disruption in business activities. Key oil producing countries in which we do business include Angola, Brazil, Canada, China, Norway, Russia, Saudi Arabia, U.K., U.S. and Venezuela.

Maintaining or developing the capacity (infrastructure, people and equipment) to provide our products and services in future periods can have a detrimental impact on near-term profitability.

Maintaining infrastructure, a highly-skilled technical workforce, and high technology equipment for future demands can have a detrimental impact on near-term profitability. Conversely, failure to maintain adequate infrastructure, a highly-skilled technical workforce, and high technology equipment can result in lost sales during periods of unanticipated demand.

The terms and the impact of the settlement with the Department of Justice ("DOJ") and SEC may negatively impact our ongoing operations.

Under the settlements in connection with the previously disclosed compliance investigations by the DOJ and SEC, we are subject to ongoing review and regulation of our business operations, including the review of our operations and compliance program by an independent monitor appointed to assess our Foreign Corrupt Practices Act ("FCPA") policies and procedures. The activities of the independent monitor will have a cost to us and may cause a change in our processes and operations, the outcome of which we are unable to predict. In addition, the settlements may impact our operations or result in legal actions against us in the countries that are the subject of the settlements. Also, the collateral impact of settlement in the United States and other countries outside the United States where we do business that may claim jurisdiction over any of the matters related to the DOJ and SEC settlements could be material. These settlements could also result in third-party claims against us, which may include claims for special, indirect, derivative or consequential damages.

Our failure to comply with the terms of our agreements with the DOJ and SEC would have a negative impact on our ongoing operations.

Under the settlements with the DOJ and SEC, we are subject to a two-year deferred prosecution agreement and enjoined by the federal district court against any further violations of the FCPA. Accordingly, the settlements reached with the DOJ and SEC could be substantially nullified and we could be subject to severe sanctions and civil and criminal prosecution as well as fines and penalties in the event of a subsequent violation by us or any of our employees or our failure to meet all of the conditions contained in the settlements. The impact of the settlements on our ongoing operations could include limits on revenue growth and increases in operating costs. Our ability to comply with the terms of the settlements is dependent on the success of our ongoing compliance program, including our ability to continue to manage our agents and business partners and supervise, train and retain competent employees and the efforts of our employees to comply with applicable law and the Baker Hughes Business Code of Conduct.

Compliance with and changes in laws or adverse positions taken by taxing authorities could be costly and could affect operating results.

We have operations in the U.S. and in over 90 countries that can be impacted by expected and unexpected changes in the legal and business environments in which we operate. Our ability to manage our compliance costs will impact our ability to meet our earnings goals. Compliance related issues could also limit our ability to do business in certain countries. Changes that could impact the legal environment include new legislation, new regulations, new policies, investigations and legal proceedings and new interpretations of existing legal rules and regulations, in particular, changes in export control laws or exchange control laws, additional restrictions on doing business in countries subject to sanctions, and changes in laws in countries where we operate or intend to operate. Changes that impact the business environment include changes in accounting standards, changes in environmental laws, changes in tax laws or tax rates, the resolution of tax assessments or audits by various tax authorities, and the ability to fully utilize our tax loss carryforwards and tax credits. In addition, we may periodically restructure our legal entity organization. If taxing authorities were to disagree with our tax positions in connection with any such restructurings, our effective tax rate could be materially impacted.

These changes could have a significant financial impact on our future operations and the way we conduct, or if we conduct, business in the affected countries.

Uninsured claims and litigation could adversely impact our operating results.

We could be impacted by the outcome of pending litigation as well as unexpected litigation or proceedings. We have insurance coverage against operating hazards, including product liability claims and personal injury claims related to our products, to the extent deemed prudent by our management and to the extent insurance is available, however, no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future claims and litigation. This insurance has deductibles or self-insured retentions and contains certain coverage exclusions. The insurance does not cover damages from breach of contract by us or based on alleged fraud or deceptive trade practices. Whenever possible, we obtain agreements from customers that limit our liability. Insurance and customer agreements do not provide complete protection against losses and risks, and our results of operations could be adversely affected by unexpected claims not covered by insurance.

Compliance with and rulings and litigation in connection with environmental regulations may adversely affect our business and operating results.

Our business is impacted by unexpected outcomes or material changes in environmental liability. Our expectations regarding our compliance with environmental regulations and our expenditures to comply with environmental regulations, including (without limitation) our capital expenditures for environmental control equipment, are only our forecasts regarding these matters. These forecasts may be substantially different from actual results, which may be affected by the following factors: changes in environmental regulations; a material change in our allocation or other unexpected, adverse outcomes with respect to sites where we have been named as a PRP, including (without limitation) Superfund sites; the discovery of new sites of which we are not aware and where additional expenditures may be required to comply with environmental regulations; an unexpected discharge of hazardous materials.

Control of oil and gas reserves by state-owned oil companies may impact the demand for our services and create additional risks in our operations.

Much of the world's oil and gas reserves are controlled by state-owned oil companies. State-owned oil companies may require their contractors to meet local content requirements or other local standards, such as joint ventures, that could be difficult or undesirable for the Company to meet. The failure to meet the local content requirements and other local standards may adversely impact the Company's operations in those countries.

In addition, many state-owned oil companies may require integrated contracts or turn-key contracts that could require the Company to provide services outside its core business. Providing services on an integrated or turnkey basis generally requires the Company to assume additional risks.

Changes in economic conditions and currency fluctuations may impact our operating results.

Fluctuations in foreign currencies relative to the U.S. Dollar can impact our revenue and our costs of doing business. Most of our products and services are sold through contracts denominated in U.S. Dollars or local currency indexed to U.S. Dollars. Some revenue and some local expenses and some of our manufacturing costs are incurred in local currencies and therefore changes in the exchange rates between the U.S. Dollar and foreign currencies, particularly the British Pound Sterling, Euro, Canadian Dollar, Norwegian Krone, Venezuelan Bolivar, Russian Ruble, Australian Dollar and Brazilian Real, can increase or decrease our revenue and expenses reported in U.S. Dollars and may impact our results of operations.

The condition of the capital markets and equity markets in general can affect the price of our common stock and our ability to obtain financing, if necessary. If the Company's credit rating is downgraded, this would increase borrowing costs under our revolving credit agreements and commercial paper program, as well as the cost of renewing or obtaining, or make it more difficult to renew or obtain or issue, new debt financing.

Our ability to forecast the size of and changes in the worldwide oil and natural gas industry and our ability to forecast our customers' activity levels and demand for our products and services impacts our management of our manufacturing and distribution activities, our staffing levels and our cash and financing requirements. Unanticipated changes in our customers' requirements can impact our costs, creating temporary shortages or surpluses of equipment and people and demands for cash or financing.

Changes in market conditions may impact any stock repurchases.

To the extent the Company engages in stock repurchases, such activity is subject to market conditions, such as the trading prices for our stock, as well as the terms of any stock purchase plans intended to comply with Rule 10b5-1 or Rule 10b-18 of the Exchange Act. Management, in its discretion, may engage in or discontinue stock repurchases at any time.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We are headquartered in Houston, Texas and operate 49 principal manufacturing plants, ranging in size from approximately 7,500 to 300,000 square feet of manufacturing space. The total aggregate area of the plants is approximately 3.5 million square feet, of which approximately 2.3 million square feet (64%) are located in North America, 0.3 million square feet (8%) are located in Latin America, 0.8 million square feet (24%) are located in Europe, and a minimal amount of space is located in the Middle East, Asia Pacific region. Our principal manufacturing plants are located in: (i) North America – Houston, Texas; Broken Arrow, Claremore and Tulsa, Oklahoma; Lafayette, Louisiana; Calgary, Canada; (ii) Latin America – Maracaibo, Venezuela; Mendoza, Argentina; (iii) Europe, Africa, Russia and the Caspian – Aberdeen and East Kilbride, Scotland; Celle, Germany; Belfast, Northern Ireland; and (vi) Middle East, Asia Pacific – Dubai, United Arab Emirates.

We own or lease numerous service centers, shops and sales and administrative offices throughout the geographic regions in which we operate. We also have a significant investment in service vehicles, rental tools and manufacturing and other equipment. We believe that our manufacturing facilities are well maintained and suitable for their intended purposes. The table below shows our principal manufacturing plants by segment and geographic region:

Segment	North America	Latin America	Europe, Africa, Russia and the Caspian	Middle East, Asia Pacific	Total
Completion and Production	18	3	7	2	30
Drilling and Evaluation	13	1	4	1	19

ITEM 3. LEGAL PROCEEDINGS

The information with respect to Item 3. Legal Proceedings is contained in Note 15 of the Notes to Consolidated Financial Statements in Item 8 herein.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, $1.00 par value per share, is principally traded on the New York Stock Exchange. Our common stock is also traded on the SWX Swiss Exchange. As of February 20, 2009, there were approximately 240,400 stockholders and approximately 14,800 stockholders of record.

For information regarding quarterly high and low sales prices on the New York Stock Exchange for our common stock during the two years ended December 31, 2008, and information regarding dividends declared on our common stock during the two years ended December 31, 2008, see Note 17 of the Notes to Consolidated Financial Statements in Item 8 herein.

The following table contains information about our purchases of equity securities during the fourth quarter of 2008.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share(1)	Total Number of Shares Purchased as Part of a Publicly Announced Program(2)	Average Price Paid Per Share(3)	Total Number of Shares Purchased in the Aggregate	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Program(4)
October 1–31, 2008	7,290	$ 31.43	380,000	$ 42.67	387,290	$ –
November 1–30, 2008	–	–	–	–	–	–
December 1–31, 2008	–	–	–	–	–	–
Total	7,290	$ 31.43	380,000	$ 42.67	387,290	$ 1,197,127,803

(1) Represents shares purchased from employees to pay the option exercise price related to stock-for-stock exchanges in option exercises or to satisfy the tax withholding obligations in connection with the vesting of restricted stock awards and restricted stock units.

(2) Repurchases were made under a Stock Purchase Plan with an agent that complied with the requirements of Rule 10b5-1 of the Exchange Act (the "Plan"). On August 25, 2008, we entered into a Plan that ran from September 2, 2008 through October 23, 2008. Under the Plan, the agent repurchased a number of shares of our common stock determined under the terms of the Plan each trading day based on the trading price of the stock on that day. Shares were repurchased under the Plan by the agent at the prevailing market prices, in open market transactions which complied with Rule 10b-18 of the Exchange Act.

(3) Average price paid includes commissions.

(4) During the fourth quarter of 2008, we repurchased 380,000 shares of our common stock at an average price of $42.67 per share, for a total of $16 million with authorization remaining to repurchase up to a total of $1,197 million of our common stock as of the end of 2008.

Corporate Performance Graph

The following graph compares the yearly change in our cumulative total stockholder return on our common stock (assuming reinvestment of dividends into common stock at the date of payment) with the cumulative total return on the published Standard & Poor's 500 Stock Index and the cumulative total return on Standard & Poor's 500 Oil and Gas Equipment and Services Index over the preceding five-year period.

Comparison of Five-Year Cumulative Total Return*
Baker Hughes Incorporated; S&P 500 Index and S&P 500 Oil and Gas Equipment and Services Index


$425
$375
$325
$275
$225
$175
$125
$75
$25
Baker Hughes
S&P 500 Index
S&P Oil and Gas Equipment and Services Index
2003
2004
2005
2006
2007
2008

	2003	2004	2005	2006	2007	2008
Baker Hughes	$ 100.00	$ 134.28	$ 193.07	$ 238.78	$ 261.11	$ 104.28
S&P 500 Index	100.00	110.88	116.32	134.69	142.09	89.52
S&P 500 Oil and Gas Equipment and Services Index	100.00	131.86	195.90	226.35	334.76	136.66

* Total return assumes reinvestment of dividends on a quarterly basis.

The comparison of total return on investment (change in year-end stock price plus reinvested dividends) assumes that $100 was invested on December 31, 2003 in Baker Hughes common stock, the S&P 500 Index and the S&P 500 Oil and Gas Equipment and Services Index.

The Corporate Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that Baker Hughes specifically incorporates it by reference into such filing.

ITEM 6. SELECTED FINANCIAL DATA

The Selected Financial Data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data," both contained herein.

	Year Ended December 31,				
(In millions, except per share amounts)	2008	2007	2006	2005	2004
Revenues	$ 11,864	$ 10,428	$ 9,027	$ 7,185	$ 6,080
Costs and expenses:					
Cost of revenues	7,954	6,845	5,876	5,024	4,428
Research and engineering	426	372	339	300	272
Marketing, general and administrative	1,046	933	878	628	563
Litigation settlement	62	–	–	–	–
Total costs and expenses	9,488	8,150	7,093	5,952	5,263
Operating income	2,376	2,278	1,934	1,233	817
Equity in income of affiliates	2	1	60	100	36
Gain on sale of product line	28	–	–	–	–
Gain on sale of interest in affiliate	–	–	1,744	–	–
Impairment loss on investments	(25)	–	–	–	–
Interest expense	(89)	(66)	(69)	(72)	(84)
Interest and dividend income	27	44	68	18	7
Income from continuing operations before income taxes	2,319	2,257	3,737	1,279	776
Income taxes	(684)	(743)	(1,338)	(405)	(250)
Income from continuing operations	1,635	1,514	2,399	874	526
Income from discontinued operations, net of tax	–	–	20	5	3
Income before cumulative effect of accounting change	1,635	1,514	2,419	879	529
Cumulative effect of accounting change, net of tax	–	–	–	(1)	–
Net income	$ 1,635	$ 1,514	$ 2,419	$ 878	$ 529
Per share of common stock:					
Income from continuing operations:					
Basic	$ 5.32	$ 4.76	$ 7.26	$ 2.58	$ 1.57
Diluted	5.30	4.73	7.21	2.56	1.57
Dividends	0.56	0.52	0.52	0.48	0.46
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 1,955	$ 1,054	$ 1,104	$ 774	$ 319
Working capital	4,634	3,837	3,346	2,479	1,738
Total assets	11,861	9,857	8,706	7,807	6,821
Long-term debt	1,775	1,069	1,074	1,078	1,086
Stockholders' equity	6,807	6,306	5,243	4,698	3,895

NOTES TO SELECTED FINANCIAL DATA

(1) **Litigation settlement.** 2008 income from continuing operations includes a net charge of $62 million relating to the settlement of litigation with ReedHycalog.

(2) **Gain on sale of product line.** 2008 income from continuing operations includes $28 million for the gain on the sale of the Completion and Production segment's Surface Safety Systems ("SSS") product line.

(3) **Impairment loss on investments.** 2008 income from continuing operations includes a charge for impairment loss on investments of $25 million relating to auction rate securities.

(4) **Equity in income of affiliates and gain on sale of interest in affiliate.** On April 28, 2006, we sold our 30% interest in WesternGeco, a seismic venture we formed with Schlumberger in 2000, and recorded a gain of $1,744 million on the sale.

(5) **Discontinued operations.** The selected financial data includes reclassifications to reflect Baker Supply Products Division, as discontinued operations. See Note 2 of the Notes to Consolidated Financial Statements in Item 8 herein for additional information regarding discontinued operations.

(6) **Cumulative effect of accounting change.** In 2005, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements of "Item 8. Financial Statements and Supplementary Data" contained herein.

EXECUTIVE SUMMARY

We are a major supplier of wellbore related products and technology services and systems and provide products and services for drilling, formation evaluation, completion and production, and reservoir technology and consulting to the worldwide oil and natural gas industry. We report our results under two segments: the Drilling and Evaluation segment and the Completion and Production segment, which are aligned by product line based upon the types of products and services provided to our customers and upon the business characteristics of the product lines divisions during business cycles. Collectively, we refer to the results of these two segments as Oilfield Operations.

The business operations of our divisions are organized around four primary geographic regions: North America; Latin America; Europe, Africa, Russia and the Caspian; and Middle East, Asia Pacific. Each region has a council comprised of regional vice presidents from each division as well as representatives from various functions such as human resources, legal including compliance, marketing, finance and treasury, and health, safety and environmental. The regional vice presidents report directly to each division president. Through this structure, we have placed our management close to our customer, facilitating stronger customer relationships and allowing us to react more quickly to local market conditions and needs.

The primary driver of our business is our customers' capital and operating expenditures dedicated to exploring, and drilling for, and developing and producing oil and natural gas. Our business is cyclical and is dependent upon our customers' expectations for future oil and natural gas prices, future economic growth, hydrocarbon demand and estimates of future oil and natural gas production.

2008 was a year of extreme volatility in oil and natural gas prices, and it marked the turning point of a multi-year up-cycle in the oilfield service business and the worldwide economy. The year began with oil prices trading near $100/Bbl and natural gas prices in the U.S. market trading near $8/mmBtu. Tight supply conditions, lower than expected growth in non-OPEC production, projections of strong demand growth, particularly in China, India and the Middle East, and weakness in the U.S. Dollar drove oil prices to a record $145/Bbl in early July. Natural gas prices continued to rise through the first half of the year in response to the increase in oil prices, expectations for demand growth and lower imports of liquefied natural gas ("LNG") compared to 2007.

In this environment, our customers, which include supermajor and major integrated oil and natural gas companies, independent oil and natural gas companies and state-owned national oil companies ("NOCs"), continued to move forward with exploration and development projects. In the U.S., the number of rigs drilling for natural gas in tight shale formations continued to increase, providing strong demand for our Drilling and Evaluation product lines. In Canada, increased gas prices and improved economics for gas producers resulted in strong activity following the spring "break-up." International activity, which is more oriented toward oil producing projects, also continued to expand.

In the second half of 2008, the outlook for the worldwide economy deteriorated. Projections for worldwide oil demand were revised downward and oil prices began to retreat from historic highs. The decline in oil prices accelerated in the fourth quarter of 2008, hitting a low of $31/Bbl in late December. Despite the decline in oil prices, international activity held through the balance of the year. International activity is generally characterized by large, multi-year projects which do not react materially to short-term changes in commodity prices.

In the U.S., the outlook for natural gas demand also weakened as concern grew about the worldwide economy and the emerging probability that increasing production from the unconventional shale plays would lead to an over-supplied gas market. Natural gas prices trended down from mid-year highs to close the year under $6/mmBtu. The decrease in natural gas prices impacted economics for some gas producers, placing pressure on rig activity. Compounding the impact of lower gas prices was the sharp reduction in credit availability that occurred as financial institutions reacted to events following the subprime crisis. Many independent operators in the U.S. have relied upon external sources of funding to execute exploration and development plans. The reduction in external funding sources has resulted in a significant number of companies curtailing exploration budgets to a level which can be funded through internally-generated cash flow. This credit crisis in not limited to customers in the U.S., and the impact has spread to customers worldwide.

In this challenging environment, we generated revenues of $11.86 billion in 2008, a 14% increase compared with 2007, exceeding the 7% increase in the worldwide average rig count for 2008 compared with 2007. Our North American revenues increased 17% compared to a 6% increase in the U.S. rig count and an 11% increase in the Canadian rig count. Our revenues outside of North America increased 12% compared to 2007. In addition to the growth in our revenues from increased activity, our revenues were impacted by changes in market share in certain product lines and to a lesser extent pricing improvements. Net income for 2008 was $1.64 billion compared with $1.51 billion in 2007. As of December 31, 2008, we had approximately 39,800 employees, up 4,000 employees from December 31, 2007. Approximately 57% of our employees work outside the United States.

In early 2009, the global economy continued to weaken. Many of our customers have announced reductions in their planned 2009 spending, and we have seen continued decreases in drilling activity, particularly in the U.S. land market. During the nine weeks following the end of December 2008, the U.S. rig count declined 478 rigs or 28%. In January 2009, we began necessary actions to adjust our operating cost base including a reduction in workforce. We will continue to monitor market conditions and adjust our cost base as deemed necessary.

BUSINESS ENVIRONMENT

Our business environment and its corresponding operating results are significantly affected by the level of energy industry spending for the exploration, development, and production of oil and natural gas reserves. Spending by oil and natural gas exploration and production companies is dependent upon their forecasts regarding the expected future supply and future demand for oil and natural gas products and their estimates of risk-adjusted costs to find, develop, and produce reserves. Changes in oil and natural gas exploration and production spending will normally result in increased or decreased demand for our products and services, which will be reflected in the rig count and other measures.

The credit crisis, declining oil prices, lower natural gas prices, and a weakening global economic outlook are all impacting our business environment. Our customers typically fund their activity through a combination of borrowed funds and internally-generated cash flow. The limited availability of commercial credit is having a negative effect on both the general economy and the ability of our customers to continue to operate at pre-crisis levels. The decline in oil prices and natural gas prices from 2008 mid-summer highs has also negatively impacted our customers' operational cash flow, further challenging their ability to continue to operate at past levels as well as their future spending for our products and services. The economic slowdown is also negatively impacting the incremental demand for hydrocarbon products especially in OECD ("Organization for Economic Cooperation and Development") countries.

Oil and Natural Gas Prices

Generally, changes in the current price and expected future price of oil or natural gas drive customers' expectations about their prospects from oil and natural gas sales and their expenditures to explore for or produce oil and natural gas. Accordingly, changes in these expenditures will normally result in increased or decreased demand for our products and services. Oil (Bloomberg West Texas Intermediate (WTI) Cushing Crude Oil Spot Price) and natural gas (Bloomberg Henry Hub Natural Gas Spot Price) prices are summarized in the table below as averages of the daily closing prices during each of the periods indicated.

	2008	2007	2006
Oil prices ($/Bbl)	$ 99.92	$ 72.23	$ 66.09
Natural gas prices ($/mmBtu)	8.89	6.96	6.73

Oil prices averaged a nominal historic high of $99.92/Bbl in 2008. The year 2008 began with oil prices trading near $100/Bbl in early January. Oil prices continued to increase through the first half of the year due to concerns about weak inventory levels, limited worldwide excess productive capacity and concerns that demand growth would outpace production growth. The weakening of the U.S. Dollar relative to other currencies also contributed to the increase in oil prices. Oil prices peaked in early July, at $145.29/Bbl. Oil prices declined throughout the fourth quarter of 2008 on expectations that the weakening worldwide economy would adversely impact demand. Oil prices fell to a yearly low of $31.41/Bbl in late December.

Natural gas prices averaged $8.89/mmBtu for the year 2008. The year 2008 began with high levels of natural gas in storage and natural gas prices in the $8/mmBtu range. Cold weather provided price support through the first quarter of the year. Natural gas prices continued to strengthen through the first half of the year, reflecting lower LNG imports relative to 2007 and increasing oil prices. Natural gas prices reached a peak of over $13/mmBtu in early July. Through the balance of the year, growth in natural gas production, building inventories and concerns of weakening demand placed pressure on natural gas prices, which declined to a low of $5.37/mmBtu in late December.

Rig Counts

We have been providing rig counts to the public since 1944. We gather all relevant data through our field service personnel, who obtain the necessary data from routine visits to the various rigs, customers, contractors or other outside sources. This data is then compiled and distributed to various wire services and trade associations and is published on our website. Rig counts are compiled weekly for the U.S. and Canada and monthly for all international and U.S. workover rigs. Published international rig counts do not include rigs drilling in certain locations, such as Russia, the Caspian and onshore China, because this information cannot be readily obtained.

Rigs in the U.S. are counted as active if, on the day the count is taken, the well being drilled has been started but drilling has not been completed and the well is anticipated to be of sufficient depth, which may change from time to time and may vary from region to region, to be a potential consumer of our drill bits. Rigs in Canada are counted as active if data obtained by the Canadian Association of Oilwell Drillers and Contractors indicates that drilling operations have occurred during the week and we are able to verify this information. In most international areas, rigs are counted as active if drilling operations have taken place for at least 15 days during the month. In some active international areas where better data is available, a weekly or daily average of active rigs is taken. In those international areas where there is poor availability of data, the rig counts are estimated from third party data. The rig count does not include rigs that are in transit from one location to another, are rigging up, are being used in non-drilling activities, including production testing, completion and workover, or are not significant consumers of drill bits.

Our rig counts are summarized in the table below as averages for each of the periods indicated.

	2008	2007	2006
U.S. – land and inland waters	1,814	1,695	1,559
U.S. – offshore	65	73	90
Canada	382	343	471
North America	2,261	2,111	2,120
Latin America	384	355	324
North Sea	45	48	49
Other Europe	53	29	28
Africa	65	66	58
Middle East	280	265	238
Asia Pacific	252	241	228
Outside North America	1,079	1,004	925
Worldwide	3,340	3,115	3,045

RESULTS OF OPERATIONS

The discussions below relating to significant line items from our consolidated statements of operations are based on available information and represent our analysis of significant changes or events that impact the comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends and, where possible and practical, have quantified the impact of such items. The discussions are based on our consolidated financial results, as individual segments do not contribute disproportionately to our revenues, profitability or cash requirements. In addition, the discussions below for revenues and cost of revenues are on a combined basis as the business drivers for the individual components of product sales and service and rentals are similar.

The table below details certain consolidated statement of operations data and their percentage of revenues (dollar amounts in millions).

	2008		2007		2006	
	$	%	$	%	$	%
Revenues	$ 11,864	100%	$ 10,428	100.0%	$ 9,027	100%
Cost of revenues	7,954	67%	6,845	66%	5,876	65%
Research and engineering	426	4%	372	4%	339	4%
Marketing, general and administrative	1,046	9%	933	9%	878	10%

Revenues

2008 Compared to 2007

	Twelve Months Ended December 31, 2008	2007	Increase (decrease)	% Change
Geographic Revenues:				
North America	$ 5,178	$ 4,441	$ 737	17%
Latin America	1,127	903	224	25%
Europe, Africa, Russia and the Caspian	3,386	3,076	310	10%
Middle East, Asia Pacific	2,173	2,008	165	8%
Total revenues	$ 11,864	$ 10,428	$ 1,436	14%

Revenues for 2008 increased 14% compared to 2007 primarily due to increases in activity in certain geographic areas, as evidenced by a 7% increase in the worldwide rig count, price improvement and changes in market share in selected product lines and geographic areas. These increases were partially offset by the impact of hurricanes in the Gulf of Mexico.

North America

Revenues in North America, which accounted for 44% of total revenues, increased 17% in 2008 compared to 2007, despite the unfavorable impact on our U.S. offshore revenues from hurricane-related disruptions in 2008. The improvement in North America revenues was led by our Completion and Production segment and directional drilling, as evidenced by a 7% increase in the U.S. rig count for land and inland water drilling. The U.S. offshore rig count was down 11% due to the continued migration of rigs out of the Gulf of Mexico to more attractive international markets and weather-related disruptions. Canada revenues increased 12% compared to an 11% increase in the rig count reflecting improved economics for Canadian natural gas producers.

Outside North America

Revenues outside North America, which accounted for 56% of total revenues, increased 12% in 2008 compared to 2007. This increase reflected the improvement in international drilling activity, as evidenced by a 7% increase in the rig count outside North America, and market share gains in certain geographic areas.

Latin America revenues increased 25% compared to an 8% increase in the rig count. The improved revenue in Latin America was led by directional drilling systems in Brazil and Colombia; completions and production systems in Mexico; and drill bits throughout the region.

Europe, Africa, Russia and the Caspian revenues increased 10%. The improved revenue in the region was led by all product lines across both segments in Norway and Libya; and completion systems as well as multiple product lines in the Drilling and Evaluation segment in both Kazakhstan and Russia partially offset by lower drilling activity in the U.K.

Middle East, Asia Pacific revenues increased 8%. Middle East revenues increased 9% compared to a 6% increase in the rig count. Asia Pacific revenues were up 7% compared to a 5% increase in the rig count. The improvement in revenues from the region was led by our Completion and Production segment in China and sales of various other product lines throughout the region including Oman and United Arab Emirates.

2007 Compared to 2006

	Twelve Months Ended December 31, 2007	2006	Increase (decrease)	% Change
Geographic Revenues:				
North America	$ 4,441	$ 4,076	$ 365	9%
Latin America	903	751	152	20%
Europe, Africa, Russia and the Caspian	3,076	2,489	587	24%
Middle East, Asia Pacific	2,008	1,711	297	17%
Total revenues	$ 10,428	$ 9,027	$ 1,401	16%

Revenues for 2007 increased 16% compared to 2006 primarily due to increases in activity in certain geographic areas and, to a lesser extent, improvement in price and net changes in market share.

North America

Revenues in North America, which accounted for 42% of total revenues, increased 9% as strength in land-based activity for natural gas in the U.S. offset the impact of a 19% decrease in the offshore rig count and a 27% decrease in the Canadian rig count. Canada revenues decreased 9% compared to a 27% decrease in the rig count, reflecting lower average natural gas prices in 2007 compared to 2006, and more challenging economics for natural gas producers.

Outside North America

Revenues outside North America, which account for 58% of total revenues, increased 21% in 2007 compared to 2006. This increase reflected the improvement in international drilling activity, as evidenced by a 9% increase in the rig count outside North America.

Latin America revenues increased 20% compared to a 10% increase in the rig count. The increase was driven by higher activity and share in Brazil and activity increases in Colombia and Mexico.

Europe, Africa, Russia and the Caspian revenues increased 24%. Revenues from Russia and the Caspian were up 50%, and revenues from Europe were up 21% on a 1% increase in the rig count, driven by increased activity in the U.K. and Norwegian sectors of the North Sea. Revenues in Africa were up 14%, in line with the increase in the rig count.

Middle East, Asia Pacific revenues increased 17%. Middle East revenues increased 19% compared to an 11% increase in the rig count, driven by our activities in Qatar, Egypt, and Saudi Arabia. Asia Pacific revenues increased 16% compared to a 6% increase in the rig count. Growth in the Asia Pacific region was led by Australia and Malaysia.

Cost of Revenues

Cost of revenues for 2008 increased 16% compared with 2007. Cost of revenues as a percentage of revenues was 67% and 66% for 2008 and 2007, respectively. The increase in cost of revenues as a percentage of consolidated revenues was primarily due to a change in the geographic and product mix from the sale of our products and services and increasingly competitive conditions and pricing pressures, particularly in North America. In addition, higher raw material costs and labor costs contributed to the increase.

Cost of revenues for 2007 increased 17% compared with 2006. Cost of revenues as a percentage of revenues was 66% and 65% for 2007 and 2006, respectively. The increase in cost of revenues as a percentage of consolidated revenues was primarily due to a change in the geographic and product mix from the sale of our products and services and increasingly competitive conditions and pricing pressures, particularly in North America. In addition, higher raw material costs and labor costs contributed to the increase. Effective January 1, 2007, we increased the depreciable lives of certain assets of our Baker Atlas division resulting in a reduction to cost of services and rentals for 2007 of approximately $23 million.

Research and Engineering

Research and engineering expenses increased 15% in 2008 compared with 2007 and 10% in 2007 compared with 2006. The increase in both years reflects our increase in research and development expenses through our continued commitment in developing and commercializing new technologies as well as an increase in engineering expenses as we continue to invest in our core product offerings. Research and development costs increased 12% in 2008 compared with 2007 and 8% in 2007 compared with 2006. During 2007, we opened the first phase of the Center for Technology and Innovation in Houston, Texas. This facility focuses on research and development of completion and production systems in harsh environments. The second phase was completed in 2008.

Marketing, General and Administrative

Marketing, general and administrative ("MG&A") expenses increased 12% in 2008 compared with 2007 and increased 6% in 2007 compared with 2006. These increases correspond with increased activity and resulted primarily from higher employee related costs including compensation, training and benefits, higher marketing expenses as a result of increased activity and an increase in legal, tax and other compliance related expenses. These increases were partially offset by foreign exchange gains.

Litigation Settlement

In connection with the settlement of litigation with ReedHycalog, in June 2008, the Company paid ReedHycalog $70 million in royalties for prior use of certain patented technologies, and ReedHycalog paid the Company $8 million in royalties for the license of certain Company patented technologies. The net pre-tax charge of $62 million for the settlement of this litigation is reflected in the 2008 consolidated statement of operations. See Note 15. "Commitment and Contingencies – Litigation" in the Notes to Consolidated Financial Statements in Item 8 herein.

Gain on Sale of Product Line and Interest in Affiliate

In February 2008, we sold the assets associated with the Completion and Production segment's Surface Safety Systems ("SSS") product line and received cash proceeds of $31 million. The SSS assets sold included hydraulic and pneumatic actuators, bonnet assemblies and control systems. We recorded a pre-tax gain of $28 million ($18 million after-tax).

On April 28, 2006, we sold our 30% interest in WesternGeco to Schlumberger for $2.4 billion in cash and recorded a pre-tax gain of $1,744 million ($1,035 million after-tax).

Impairment Loss on Investments

The Company has investments in auction rate securities ("ARS") that represent interests in three variable rate debt securities. These are credit linked notes and generally combine low risk assets and credit default swaps ("CDS") to create a security that pays interest from the assets' coupon payments and the periodic sale proceeds of the CDS. Since September 2007, we have been unable to sell our ARS investments because of unsuccessful auctions. We estimated the fair value of our ARS investments based on the underlying structure of each security and their collateral values, including assessments of counterparty credit quality, default risk underlying the security, expected cash flows, discount rates and overall capital market liquidity. Based on this analysis, in December 2008 we recorded an other-than-temporary impairment loss of $25 million, which is included in our consolidated statement of operations. As of December 31, 2008, we held ARS investments totaling $11 million.

Interest Expense and Interest and Dividend Income

Interest expense increased $23 million in 2008 compared with 2007, due to the new long-term debt issuances of $1.25 billion in October 2008 along with higher average debt levels throughout 2008. Interest expense decreased $3 million in 2007 compared with 2006 primarily due to slightly lower average total debt levels.

Interest and dividend income decreased $17 million in 2008 compared with 2007, primarily due to lower interest rates throughout 2008 on our short-term investment balances compared with 2007. Interest and dividend income decreased $24 million in 2007 compared with 2006, primarily due to lower average cash and short-term investment balances in 2007 as a result of our share repurchase programs.

Income Taxes

Our effective tax rates in 2008 and 2007 are 29.5% and 32.9%, respectively, which are lower than the U.S. statutory income tax rate of 35% due to lower rates of tax on certain international operations offset by state income taxes. Our effective tax rate in 2006 was 35.8%, which was higher than the U.S. statutory income tax rate of 35% due to taxes related to the sale of our interest in the WesternGeco venture and state income taxes, offset by lower rates of tax on our international operations. During 2006, we provided $708 million for taxes related to the sale of our interest in WesternGeco, which included an estimate of taxes related to the future repatriation of the non-U.S. proceeds.

Our tax filings for various periods are subject to audit by the tax authorities in most jurisdictions where we conduct business. These audits may result in assessment of additional taxes that are resolved with the authorities or through the courts. We believe these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. We have received tax assessments from various taxing authorities and are currently at varying stages of appeals and/or litigation regarding these matters. We believe we have substantial defenses to the questions being raised and will pursue all legal remedies should an unfavorable outcome result. However, resolution of these matters involves uncertainties and there are no assurances that the outcomes will be favorable. We provide for uncertain tax positions pursuant to FIN 48, *Accounting for Uncertainty in Income Taxes: an Interpretation of FASB Statement No. 109*.

OUTLOOK

Worldwide Oil and Natural Gas Industry Outlook

This section should be read in conjunction with the factors described in the "Risk Factors Related to the Worldwide Oil and Natural Gas Industry" and the "Risk Factors Related to Our Business" in Item 1A. Risk Factors and in the "Forward-Looking Statements" section in Item 7, both contained herein. These factors could impact, either positively or negatively, our expectation for: oil and natural gas demand; oil and natural gas prices; exploration and development spending and drilling activity; and production spending.

The credit crisis, declining oil prices, lower natural gas prices, and a weakening global economic outlook are all impacting our business environment. Our customers typically fund their activity through a combination of borrowed funds and internally-generated cash flow. The limited availability of commercial credit is having a negative effect on both the general economy and the ability of our customers to continue to operate at pre-crisis levels. The decline in oil prices and natural gas prices from 2008 mid-summer highs has also negatively impacted our customers' operational cash flow, further challenging their ability to continue to operate at past levels as well as their future spending for our products and services. Last, the economic slowdown is also negatively impacting the incremental demand for hydrocarbon products especially in OECD countries.

Our outlook for exploration and development spending is based upon our expectations for customer spending in the markets in which we operate, and is driven primarily by our perception of industry expectations for oil and natural gas prices and their likely impact on customer capital and operating budgets as well as other factors that could impact the economic return oil and gas companies expect for developing oil and gas reserves. Our forecasts are based on our analysis of information provided by our customers as well as market research and analyst reports including the *Short Term Energy Outlook* ("STEO") published by the Energy Information Administration of the U.S. Department of Energy ("DOE"), the *Oil Market Report* published by the International Energy Agency ("IEA") and the *Monthly Oil Market Report* published by the Organization for Petroleum Exporting Countries ("OPEC"). Our outlook for economic growth is based on our analysis of information published by a number of sources including the International Monetary Fund ("IMF"), OECD and the World Bank.

As an oil service company, our revenue is dependent on spending by our customers to explore for, develop and produce oil and natural gas. Exploration and development spending by our customers is dependent on a number of factors including: their forecasts of future energy demand; their expectations for future energy prices; their access to reserves to develop and produce oil and gas; and their ability to fund their capital programs.

Our industry is cyclical, and past cycles have been driven primarily by alternating periods of ample supply or shortage of oil and natural gas relative to demand. The current down cycle is different in that the primary driver is the rapid deterioration of the global economy, which has led to declining demand and forecasts for further reductions in future demand. The recent drop in commodity prices, in conjunction with reduced access to the debt markets, has forced many oil and gas companies to reduce their spending to levels supportable by their expected free cash flow.

In North America, the outlook for spending in 2009 is also dependent on the outlook for the natural gas industry. Increased drilling activity and the application of horizontal drilling and advanced fracturing and completion technologies in the unconventional gas fields has resulted in gas production exceeding demand. Natural gas prices have fallen and are not expected to increase until drilling is reduced to a level below the rate necessary to offset depletion, and supply and demand come back into balance. The commodity cycle in North American natural gas is being aggravated by the recession, low natural gas prices and reduced access to credit for many of our customers.

The outlook for the global economy and the depth and duration of the recession remains uncertain. We use third party forecasts, including forecasts by the IMF, World Bank and OECD, to set its expectations for global economic growth. Through February 2009, each month has brought incremental negative revisions to the forecasted economic level for 2009. The IEA, OPEC and the Energy Information Administration ("EIA") have also made significant negative revisions to their forecasts of 2009 oil demand over the past 8 months.

Expectations for Oil Prices – As a result of the global economic recession, demand for oil is expected to decrease in a range from 0.6 million to 1.2 million barrels per day in 2009 compared to 2008. Non-OPEC supply growth is expected to moderate in response to decreased spending and is now expected to increase 0.1 million to 0.5 million barrels per day. Decreased demand and increased non-OPEC production are expected to pressure OPEC to make significant cuts in its production levels in an attempt to support oil prices. Inventories and spare productive capacity, which buffer oil markets from supply disruptions, are expected to increase as the gap between increasing supply and decreasing demand grows. In its February 2009 STEO report, the DOE forecasted oil prices to average $43/Bbl in 2009. Oil prices are volatile. The DOE expects the balance of supply in 2010 to tighten somewhat allowing prices to increase to an average of $55/Bbl for 2010.

Variables that could significantly affect this forecast include changes in the assumption for global economic growth and energy demand, changes or delays in non-OPEC supply additions and OPEC quota discipline.

Expectations for North American Natural Gas Prices – The combination of rising natural gas production and recession-driven decreases in natural gas demand are expected to drive gas prices lower in 2009 compared to 2008. In its January 2009 STEO report, the DOE forecasted that U.S. natural gas demand would decrease 1.0% in 2009 compared to 2008 assuming continued economic weakness and that natural gas prices would average about $5/mmBtu in 2009, down from $8.89/mmBtu in 2008. North American gas-directed drilling activity is expected to decrease in the U.S. resulting in fewer supply additions from new wells to offset production declines from existing wells. Gas prices are expected to remain soft until the gap between supply and demand tightens as gas demand growth exceeds gas supply growth for some period of time. The DOE forecasts gas prices to increase modestly to $6/mmBtu in 2010. Prices remain volatile with the economy, weather-driven demand, imports of Canadian gas, LNG imports and production from the lower 48 states' gas fields playing significant roles in determining both prices and price volatility. Variations in the supply demand balance will be reflected in gas storage levels.

Industry Activity and Customer Spending – Our forecasts of activity and customer spending are based upon our discussions with major customers, reviews of published industry reports, our outlook for oil and natural gas prices described above, and our outlook for drilling activity, as measured by the Baker Hughes rig count. We believe that our customers' 2009 spending plans are based on forecasts of oil and gas prices and energy demand similar to those stated above. In addition, each company's 2009 spending plans also reflect company-specific drivers such as their ability to finance their 2009 spending plans as well as their assessments of the uncertainty associated with their forecasts. At current and expected oil and natural gas prices, some projects that were planned in 2008 to begin in 2009 or 2010 may no longer be economically attractive. In light of current economic conditions and current oil and gas prices, we believe that our customers, as a group, are planning to decrease spending in 2009 as compared to 2008.

- *Outside North America* – Both customer spending and drilling activity, primarily directed at developing oil supplies, are expected to decrease approximately 10% to 15% in 2009 compared with 2008. Spending on producing oil and gas from developed fields is expected to remain flat or decrease modestly in 2009 reflecting the stability in oil and gas production levels.
- *North America* – Both customer spending and drilling activity in North America, primarily towards developing natural gas supplies, is expected to decrease approximately 25% to 30% in 2009 compared to 2008. Spending on producing oil and gas from developed fields is expected to remain flat or decrease modestly in 2009 reflecting the stability in oil and gas production levels.

Our customers are likely to reduce their planned spending if oil prices were expected to trade below $40/Bbl for an extended period of time. The risks to oil prices falling below $40/Bbl for a significant period of time include: (1) any incremental weakness in the global economic outlook; (2) significant unexpected increases in non-OPEC production; (3) any significant disruption to worldwide demand; (4) reduced geopolitical tensions; (5) poor OPEC quota discipline; or (6) other factors that result in increased spare productive capacity or higher oil inventory levels or decreased demand.

Company Outlook

This section should be read in conjunction with the factors described in the "Risk Factors Related to Our Business," "Risk Factors Related to the Worldwide Oil and Natural Gas Industry" and "Forward-Looking Statements" sections contained herein. These factors could impact, either positively or negatively, our expectation for oil and natural gas demand, oil and natural gas prices and drilling activity.

North American revenue is expected to decline approximately 15% to 25% in 2009 compared to 2008 reflecting reduced customer spending and deterioration of pricing offset somewhat by modest share gains. Decreases in revenue for our Drilling and Evaluation segment are expected to be greater than the decline in revenue for our Completion and Production segment. In 2008, 2007 and 2006, North American revenues were 44%, 42%, and 44% of total revenues, respectively.

Outside of North America we expect revenues to decline approximately 5% to 15% in 2009 compared to 2008 with the most significant declines occurring in the Eastern Hemisphere. Share gains and activity increases in Brazil and Latin America could result in an increase in Latin America revenues in 2009 compared to 2008. Spending on large projects by NOCs are expected to reflect established seasonality trends. In addition, customer spending could be affected by weather-related reductions in the North Sea in the first and second quarters of 2009. In 2008, 2007 and 2006, revenues outside North America were 56%, 58% and 56% of total revenues, respectively.

Profit is expected to decline in 2009 compared to 2008 as a result of lower activity levels and deterioration of pricing offset only partially by cost reductions. Factors that could have a significant positive impact on profitability include: less than expected price deterioration for our products and services; lower than expected raw material and labor costs; and/or higher than expected planned activity. Conversely, greater than expected price deterioration, higher than expected raw material and labor costs and/or lower than expected activity would have a negative impact on profitability. Our ability to limit price deterioration is dependent on demand for our products and services, our competitors' strategies for managing capacity in a declining market, our competitors' strategies for defending market share and price, and our customers' strategies for obtaining price concessions.

Our 2009 capital budget supports the continuation of the infrastructure expansion we began in late 2006 and early 2007. In 2007, we opened new or expanded facilities in many regions and/or countries including Latin America, the Middle East, and Russia. In addition in 2007, we opened the first phase of our

Center for Technology and Innovation in Houston, a research and engineering facility to design advanced completion systems for high pressure, high temperature hostile environments. The second phase was completed in 2008. Also in 2008, we opened our new campus in Dubai which includes our Middle East and Asia Pacific region headquarters, a regional operations center, and a training center which expands our Eastern Hemisphere training capabilities. Capital expenditures are expected to be approximately $1.1 billion to $1.2 billion for 2009, including approximately $350 million to $400 million that we expect to spend on infrastructure, primarily outside of North America. A significant portion of our planned capital expenditures can be adjusted to reflect changes in our expectations for future customer spending. We expect to manage our capital expenditures to match market demand.

The execution of our 2009 business plan and the ability to meet our 2009 financial objectives are dependent on a number of factors. Key factors include: activity and spending levels in each of our markets; the relative strength of the oilfield services competition in each market and our ability to limit price decreases and manage raw material and labor costs. Other factors include, but are not limited to, our ability to: adjust our workforce to control costs while recruiting, training and retaining the skilled and diverse workforce necessary to meet our future business needs; continue to expand our business in areas that are expected to grow most rapidly when the economy and energy market recover (such as NOCs), and in areas where we have market share opportunities (such as the Middle East, Russia and the Caspian region and India); manage raw material and component costs (especially steel alloys, copper, tungsten carbide, lead, nickel, chemicals and electronic components); continue to make ongoing improvements in the productivity of our manufacturing organization and manage our spending in the North American market.

Compliance

We do business in over 90 countries, including approximately one-half of the 40 countries having the lowest scores, which indicates high levels of corruption, in Transparency International's Corruption Perception Index survey for 2008. We devote significant resources to the development, maintenance and enforcement of our Business Code of Conduct policy, our anti-bribery compliance policies, our internal control processes and procedures and other compliance related policies. Notwithstanding the devotion of such resources, and in part as a consequence thereof, from time to time we discover or receive information alleging potential violations of laws and regulations, including the FCPA and our policies, processes and procedures. We conduct internal investigations of these potential violations and take appropriate action depending upon the outcome of the investigation.

We anticipate that the devotion of significant resources to compliance-related issues, including the necessity for investigations, will continue to be an aspect of doing business in a number of the countries in which oil and natural gas exploration, development and production take place and in which we are requested to conduct operations. Compliance-related issues have limited our ability to do business and/or have raised the cost of operating in these countries. In order to provide products and services in some of these countries, we may in the future utilize ventures with third parties, sell products to distributors or otherwise modify our business approach in order to improve our ability to conduct our business in accordance with applicable laws and regulations and our Business Code of Conduct.

Our *Best-in-Class* Global Ethics and Compliance Program ("Compliance Program") is based on (i) our Core Values of Integrity, Performance, Teamwork and Learning; (ii) the standards contained in our Business Code of Conduct; (iii) the laws of the countries where we operate; and (iv) our commitments to the DOJ and the SEC. Our Compliance Program is referenced within the Company as "C^2" or "Completely Compliant." The Completely Compliant theme is intended to establish the proper *Tone-at-the-Top* throughout the Company. Employees are consistently reminded that they play a crucial role in ensuring that the Company always conducts its business ethically, legally and safely.

Our Chief Compliance Officer ("CCO") oversees the development, administration and enforcement of our Business Code of Conduct, as well as legal compliance standards, policies, procedures and processes. The CCO reports directly to the General Counsel and the Chairman of the Audit/Ethics Committee of our Board of Directors. The CCO has ready access to all of the other senior officers of the Company. Our legal compliance group of over 30 employees includes our CCO, Global Ethics & Compliance Director, International Trade Counsel, Region Trade Directors, Region Compliance Counsel, FCPA due diligence counsel, specialized investigative counsel, as well as labor and unemployment counsel. The legal compliance group and our other company attorneys located throughout the world are available to answer legal questions regarding the Compliance Program and provide assistance to employees.

In connection with our settlements with the DOJ and SEC, we retained an independent monitor to assess and make recommendations about our compliance policies and procedures. In response to the monitor's initial recommendations, we enhanced and added several elements to our overall Compliance Program.

Highlights of our Compliance Program, including enhancements or additions as a result of the independent monitor's recommendations, include the following:

- We have a comprehensive employee compliance training program covering substantially all employees. This includes requiring all employees to take web-based FCPA training and testing modules, which are available in numerous languages; mandatory global, in-person, customized training on anti-bribery compliance for key managers, customs/logistics personnel, sponsors of commercial sales representatives, persons dealing with petty cash, invoice coding and approval, and expense account approval, sales/marketing personnel dealing with national oil companies and specially designed training for all new employees. In addition, our programs allow us to verify the prompt training of new employees regarding our Core Values, Business Code of Conduct and Compliance Standards;

- We have comprehensive internal policies over such areas as facilitating payments; travel, entertainment, gifts and charitable donations connected to non-U.S. government officials; payments to non-U.S. commercial sales representatives; due diligence procedures for commercial sales representatives, processing consultants and professional consultants; non-U.S. community contributions; real estate transactions in selected countries; and the use of non-U.S. police or military organizations for security purposes. In addition, we have country-specific guidance for customs standards, export and re-export controls, economic sanctions and antiboycott laws;
- We have a compliance council that is comprised of division compliance officers and senior representatives of the Ethics & Compliance Group. This compliance council is responsible for assisting the CCO with the strategic direction, ongoing development, coordination, and implementation of the Compliance Program;
- We have a special compliance committee composed of the CCO, two Group Presidents, and the chief financial officer. This Committee meets no less than twice a year to review the oversight reports for all active commercial sales representatives;
- We use technology to monitor and report on compliance matters, including a web-based antiboycott reporting tool and a global trade management software tool currently being implemented;
- We have a whistleblower program designed to encourage reporting of any ethics or compliance matter without fear of retaliation including a worldwide Business Helpline operated by a third party and currently available toll-free in 150 languages to ensure that our helpline is easily accessible to employees in their own language;
- We have a Blue Ribbon Panel comprised of well-known outside experts advising us in the areas of securities and compliance laws;
- We have significantly reduced the number of our non-U.S. commercial agents that we use to conduct our business. For the non-U.S. agents we continue to use, we employ extensive pre-retention FCPA due diligence requirements, as well as proactive post-retention oversight; this includes, among other things, the maintenance of comprehensive due diligence records, and the certification, periodic recertification, and training of all non-U.S. commercial agents, including written acknowledgement by these agents of all of our FCPA requirements and policies, and instituting a program to ensure that each of our internal sponsors regularly reviews their non-U.S. commercial agents, including a review with senior management;
- We have adopted a risk-based compliance due diligence procedure for processing and professional agents, enhancing our process for classifying distributors and creating a formal policy to guide business personnel in determining when subcontractors should be subjected to compliance due diligence;
- We are reviewing and expanding the use of our centralized finance organization, including further implementation of our enterprise-wide accounting system and company-wide policies regarding expense reporting, petty cash, the approval of invoice payments and general ledger account coding; restructured and expanded our corporate audit function, including consolidating our divisional audit functions into a centralized audit group; established a separate anti-corruption group within the audit function and executing separate anti-corruption audits on a country-wide basis by both legal and audit personnel and continuing to refine and enhance our procedures for FCPA compliance reviews, risk assessments, and legal audit procedures;
- We are working to ensure that we have adequate legal compliance coverage around the world, including the coordination of compliance advice and training across the divisions in each of our regions; creating simplified summaries to accompany each of our compliance related policies; supplementing our existing policies and at the same time taking steps to achieve further centralization of our customs and logistics function, including the development of uniform and simplified customs policies and procedures, developing uniform procedures for the verification and documentation of services provided by customs agents and a training program in which customs and logistics personnel receive specialized training focused specifically on risks associated with the customs process. We have also adopted a written plan for reviewing and reducing the number of our customs agents and freight forwarders;
- We are continuing to centralize our human resources function, including creating consistent standards for pre-hire screening of employees, the screening of existing employees prior to promoting them to positions where they may be exposed to corruption-related risks and creating a uniform policy for on-boarding training; and
- We provide a regular and consistent message from senior management of zero tolerance for FCPA violations, and emphasize that compliance is a positive factor in the continued success of our business.

LIQUIDITY AND CAPITAL RESOURCES

Our objective in financing our business is to maintain adequate financial resources and access to additional liquidity. During 2008, cash flows from operations were the principal sources of funding. At December 31, 2008, we had cash and cash equivalents of $1,955 million and $1.0 billion available through either the committed revolving credit facilities or our commercial paper program. To the extent we have outstanding commercial paper, our ability to borrow under the committed revolving credit facilities is reduced. On October 28, 2008, we sold $500 million of 6.50% Senior Notes that will mature November 15, 2013, and $750 million of 7.50% Senior Notes that will mature November 15, 2018. We used a portion of the net proceeds to repay $500 million of commercial paper which matured prior to year end and $525 million aggregate principal amount of our notes that matured in the first two months of 2009. We believe that the remaining proceeds from the offering, available cash and cash flows from operations will be sufficient to fund our liquidity needs in 2009. For additional information see Note 12 of the Notes to Consolidated Financial Statements for a more detailed description of the issuance of the notes.

Our capital planning process is focused on utilizing our existing cash and cash flows generated from operations in ways that enhance the value of our company. In 2008, we used cash for a variety of activities including working capital needs, acquisition of businesses, payment of dividends, share repurchases and capital expenditures.

Cash Flows

Cash flows provided (used) by continuing operations by type of activity were as follows for the years ended December 31 (in millions):

	2008	2007	2006
Operating activities	$ 1,614	$ 1,475	$ 590
Investing activities	(1,170)	(620)	1,376
Financing activities	541	(593)	(1,926)

Statements of cash flows for entities with international operations that are local currency functional exclude the effects of the changes in foreign currency exchange rates that occur during any given year, as these are noncash changes. As a result, changes reflected in certain accounts on the consolidated statements of cash flows may not reflect the changes in corresponding accounts on the consolidated balance sheets.

Operating Activities

Cash flows from operating activities of continuing operations provided $1,614 million for the year ended December 31, 2008 compared with $1,475 million for the year ended December 31, 2007. Cash flows from operating activities for 2007 were reduced by $125 million for income tax payments related to the gain on the sale of our interest in WesternGeco. Excluding these income tax payments, cash flows from operating activities for 2007 were $1,600 million increasing only slightly in 2008.

The underlying drivers in 2008 of the changes in operating assets and liabilities are as follows:

- An increase in accounts receivable used $484 million in cash in 2008 compared with using $287 million in cash in 2007. This increase in accounts receivable was primarily due to the increase in revenues. Days sales outstanding (defined as the average number of days our net trade receivables are outstanding based on quarterly revenues) remained flat.
- A build up in inventory related to increased activity used $371 million in cash in 2008 compared with using $142 million in cash in 2007.
- An increase in accounts payable provided $242 million in cash in 2008 compared with providing $26 million in cash in 2007. This increase in accounts payable was primarily due to an increase in operating assets to support increased activity.
- Accrued employee compensation and other accrued liabilities provided $90 million in cash in 2008 compared with using $139 million in cash in 2007. The increase in cash was primarily due to payments made in 2007 that were greater than payments made in 2008 including payments related to employee bonuses, non-income tax liabilities and the payment of $44 million related to the settlement of the investigations by the SEC and DOJ.

Our contributions to our defined benefit pension plans in 2008 were $15 million compared to 2007 contributions of $21 million, a decrease of $6 million driven primarily by the change in exchange rates in non-U.S. locations.

Cash flows from operating activities of continuing operations provided $1,475 million for the year ended December 31, 2007 compared with $590 million for the year ended December 31, 2006. Cash flows from operating activities for 2007 and 2006 were reduced by $125 million and $555 million, respectively, for income tax payments related to the gain on the sale of our interest in WesternGeco. Excluding these income tax payments, cash flows from operating activities for 2007 and 2006 were $1,600 million and $1,145 million, respectively, an increase of $455 million. This increase is primarily due to an increase of $198 million in income from continuing operations adjusted for noncash items coupled with a decrease of $131 million in net operating assets and liabilities which used less cash.

The underlying drivers in 2007 of the changes in operating assets and liabilities are as follows:

- An increase in accounts receivable used $287 million in cash in 2007 compared with using $316 million in cash in 2006. This increase in accounts receivable was primarily due to the increase in revenues offset partially by an increase in collections as reflected in a decrease in days sales outstanding (defined as the average number of days our net trade receivables are outstanding based on quarterly revenues) of approximately one day.
- A build up in inventory in anticipation of and related to increased activity used $142 million in cash in 2007 compared with using $365 million in cash in 2006.
- A net decrease in accounts payable, accrued employee compensation and other accrued liabilities used $113 million in cash in 2007 compared with providing $173 million in cash in 2006. This was primarily due to higher employee bonus payments made in cash (for bonuses accrued in 2006 and paid in 2007) coupled with lower bonus accrual requirements for 2007 compared to 2006. The increase in cash used in 2007 was also impacted by the payment of $44 million related to the settlement of the investigations by the SEC and DOJ.

Our contributions to our defined benefit pension plans in 2007 were approximately $21 million compared to 2006 contributions of approximately $34 million, a decrease of approximately $13 million. This reduction in contributions is primarily due to lower minimum funding requirements in our non-U.S. plans.

Investing Activities

Our principal recurring investing activity is the funding of capital expenditures to support the appropriate levels and types of rental tools we have in place to generate revenues from operations. Expenditures for capital assets totaled $1,303 million, $1,127 million and $922 million for 2008, 2007 and 2006, respectively. While the majority of these expenditures were for rental tools, including wireline tools, and machinery and equipment, we have also increased our spending on new facilities, expansions of existing facilities and other infrastructure projects.

Proceeds from disposal of assets were $222 million, $179 million and $135 million for 2008, 2007 and 2006, respectively. These disposals relate to rental tools that were lost-in-hole, as well as machinery, rental tools and equipment no longer used in operations that were sold throughout the year. Included in the proceeds for 2006 was $10 million, related to the sale of certain real estate properties held for sale.

We routinely evaluate potential acquisitions of businesses of third parties that may enhance our current operations or expand our operations into new markets or product lines. We may also from time to time sell business operations that are not considered part of our core business.

In 2008, we sold the assets associated with the Completion and Production segment's Surface Safety Systems product line and received cash proceeds of $31 million. In 2006, we received cash proceeds of $46 million from the sale of certain businesses, the most significant of which was the sale of Baker Supply Products Division for $43 million.

During 2008, we paid an aggregate of $120 million for acquisitions of businesses, the most significant of which were the acquisitions for our reservoir technology and consulting group, in which we paid cash of $72 million, including $4 million of direct transaction costs and net of cash acquired of $5 million. As a result of these acquisitions, we recorded $45 million of goodwill and $45 million of intangible assets.

At December 31, 2008 and 2007, the carrying value, which equals the fair value, of our auction rate securities ("ARS") investments was $11 million and $36 million, respectively. The change of $25 million reflects an other-than-temporary impairment loss which we recognized in December 2008. Since September 2007, we have been unable to sell our ARS investments due to unsuccessful auctions. Based on our ability and intent to hold such investments for a period of time sufficient to allow for any anticipated recovery in the fair value, we have classified all of our auction rate securities as noncurrent investments. During 2007, we purchased $2,521 million of and received proceeds of $2,839 million from maturing auction rate securities.

In 2007, we received $10 million in proceeds from the sale of our equity investment in Toyo Petrolite Company Ltd. In 2006, we sold our 30% interest in WesternGeco for $2.4 billion in cash. WesternGeco also made a cash distribution of $60 million prior to closing.

In 2006, we paid $66 million for acquisitions of businesses, net of cash acquired, the most significant of which was Nova Technology Corporation ("Nova") for $55 million, net of cash acquired of $3 million, plus assumed debt.

Financing Activities

We had net borrowings of commercial paper and other short-term debt of $15 million and $14 million in 2008 and 2007, respectively, and net repayments of commercial paper and short-term debt of $9 million in 2006. Total debt outstanding at December 31, 2008 was $2,333 million, an increase of $1,249 million compared with December 31, 2007. The total debt to total capitalization (defined as total debt plus stockholders' equity) ratio was 0.25 at December 31, 2008 and 0.15 at December 31, 2007.

On October 28, 2008, we sold $500 million of 6.50% Senior Notes that will mature November 15, 2013, and $750 million of 7.50% Senior Notes that will mature November 15, 2018 (collectively, the "Notes"). Net proceeds from the offering were $1,235 million after deducting the underwriting discounts and expenses of the offering. We used a portion of the net proceeds to repay outstanding commercial paper, as well as to repay $325 million aggregate principal amount of our outstanding 6.25% notes, which matured on January 15, 2009, and $200 million aggregate principal amount of our outstanding 6.00% notes, which matured on February 15, 2009. We will use the remaining net proceeds from the offering for general corporate purposes, which could include funding on-going operations, business acquisitions and repurchases of our common stock. The Notes are senior unsecured obligations and rank equal in right of payment to all of our existing and future senior indebtedness; senior in right of payment to any future subordinated indebtedness; and effectively junior to our future secured indebtedness, if any, and to all existing and future indebtedness of our subsidiaries. We may redeem, at our option, all or part of the Notes at any time, at the applicable make-whole redemption prices plus accrued and unpaid interest to the date of redemption.

We received proceeds of $87 million, $67 million and $92 million in 2008, 2007 and 2006, respectively, from the issuance of common stock through the exercise of stock options and the employee stock purchase plan.

Our Board of Directors has authorized a program to repurchase our common stock from time to time. During 2006, we repurchased 24 million shares of our common stock at an average price of $76.50 per share, for a total of $1,856 million. During 2007, we repurchased 6 million shares of common stock at an average price of $81.25 per share for a total of $521 million. During 2008, we repurchased 9 million shares of our common stock at an average price of $68.12 per share for a total of $627 million. We had authorization remaining to repurchase approximately $1,197 million in common stock at the end of 2008.

We paid dividends of $173 million, $167 million and $172 million in 2008, 2007 and 2006, respectively.

Available Credit Facilities

During 2008, we initiated a commercial paper program (the "Program") under which we may issue from time to time unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $1.0 billion. The proceeds of the Program are used for general corporate purposes, including working capital, capital expenditures, acquisitions and share repurchases. Commercial paper issued under the Program is scheduled to mature within approximately 270 days of issuance. The commercial paper is not redeemable prior to maturity and is not subject to voluntary prepayment. At December 31, 2008, we had no outstanding commercial paper.

On April 1, 2008, we entered into a credit agreement (the "2008 Credit Agreement") for a committed $500 million revolving credit facility that expires in March 2009. The 2008 Credit Agreement contains certain covenants, which, among other things, require the maintenance of a funded indebtedness to total capitalization ratio, restrict certain merger transactions or the sale of all or substantially all of our assets or a significant subsidiary and limit the amount of subsidiary indebtedness. Upon the occurrence of certain events of default, our obligations under the 2008 Credit Agreement may be accelerated. Such events of default include payment defaults to lenders under the 2008 Credit Agreement, covenant defaults and other customary defaults. In March of 2009, we expect to renew or extend this facility. If we are not able to renew or extend the 2008 Credit Agreement on acceptable terms, availability under the commercial paper program will also be reduced by $500 million. However, we believe we will have sufficient borrowing capacity and liquidity to fund operations.

At December 31, 2008, we had $1,508 million of credit facilities with commercial banks, of which $1.0 billion are committed revolving credit facilities, which include the 2008 Credit Agreement. The committed facilities expire on July 7, 2012 ($500 million), unless extended, and on March 31, 2009 ($500 million). The $500 million facility that expires on July 7, 2012 provides for a one year extension, subject to the approval and acceptance by the lenders, among other conditions. In addition, this facility contains a provision to allow for an increase in the facility amount of an additional $500 million, subject to the approval and acceptance by the lenders, among other conditions. Both facilities contain certain covenants which, among other things, require the maintenance of a funded indebtedness to total capitalization ratio, restrict certain merger transactions or the sale of all or substantially all of the assets of the Company or a significant subsidiary and limit the amount of subsidiary indebtedness. Upon the occurrence of certain events of default, our obligations under the facilities may be accelerated. Such events of default include payment defaults to lenders under the facilities, covenant defaults and other customary defaults.

At December 31, 2008, we were in compliance with all of the covenants of both facilities. There were no direct borrowings under the facilities during the year ended December 31, 2008; however, to the extent we have outstanding commercial paper, our ability to borrow under the facilities is reduced.

If market conditions were to change and revenues were to be significantly reduced or operating costs were to increase, our cash flows and liquidity could be reduced. Additionally, it could cause the rating agencies to lower our credit ratings. We do not have any ratings triggers in the facilities that would accelerate the maturity of any borrowings under these facilities. However, a downgrade in our credit ratings could increase the cost of borrowings under the facilities and could also limit or preclude our ability to issue commercial paper. Should this occur, we would seek alternative sources of funding, including borrowing under the facilities.

We believe our credit ratings and relationships with major commercial and investment banks would allow us to renew our expiring facility as well as obtain interim financing over and above our existing credit facilities for any currently unforeseen significant needs or growth opportunities. We also believe that such interim financings could be funded with subsequent issuances of long-term debt or equity, if necessary.

Cash Requirements

In 2009, we believe cash on hand and operating cash flows will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies. We may issue commercial paper or other short-term debt to fund cash needs in the U.S. in excess of the cash generated in the U.S.

In 2009, we expect capital expenditures to be between $1.1 billion to $1.2 billion, excluding acquisitions. The expenditures are expected to be used primarily for normal, recurring items necessary to support our business and operations. A significant portion of our capital expenditures can be adjusted based on future activity of our customers. We expect to manage our capital expenditures to match market demand. In 2009, we also expect to make interest payments of between $150 million and $155 million, based on debt levels as of December 31, 2008. We anticipate making income tax payments of between $475 million and $525 million in 2009.

We may repurchase our common stock depending on market conditions, applicable legal requirements, our liquidity and other considerations. We anticipate paying dividends of between $180 million and $190 million in 2009; however, the Board of Directors can change the dividend policy at anytime.

We are not required nor do we intend to make pension contributions to our U.S. qualified pension plan in 2009. Although we previously expected to forgo contributions for a period of five to eight years, due to recent downturns in investment markets and the decline in the value of the pension plan assets, we may be required to make contributions to our U.S. qualified pension plan within the next two to three years. We do expect to contribute between $2 million and $3 million to our nonqualified U.S. pension plans and between $12 million and $14 million to the non-U.S. pension plans. We also expect to make benefit payments related to postretirement welfare plans of between $15 million and $16 million, and we estimate we will contribute between $139 million and $150 million to our defined contribution plans. See Note 14 of the Notes to Consolidated Financial Statements in Item 8 herein for further discussion of our employee benefit plans.

Contractual Obligations

In the table below, we set forth our contractual cash obligations as of December 31, 2008. Certain amounts included in this table are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors. The contractual cash obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective (in millions).

	Payments Due by Period				
	Total	Less Than 1 year	2–3 Years	4–5 Years	More than 5 Years
Total debt(1)	$ 2,358	$ 558	$ –	$ 500	$ 1,300
Estimated interest payments(2)	1,508	150	258	258	842
Operating leases(3)	476	123	161	74	118
Purchase obligations(4)	433	412	21	–	–
Other long-term liabilities(5)	73	38	12	4	19
FIN 48 tax liabilities(6)	401	97	213	24	67
Total	$ 5,249	$ 1,378	$ 665	$ 860	$ 2,346

(1) Amounts represent the expected cash payments for our total debt and do not include any unamortized discounts, deferred issuance costs or net deferred gains on terminated interest rate swap agreements.

(2) Amounts represent the expected cash payments for interest on our long-term debt.

(3) We enter into operating leases in the normal course of business. Some lease agreements provide us with the option to renew the lease. Our future operating lease payments as reflected in the table above would change if we exercised these renewal options and if we entered into additional operating lease agreements.

(4) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at anytime without penalty.

(5) Amounts represent other long-term liabilities, including the current portion, reflected in the consolidated balance sheet where both the timing and amount of payment streams are known. Amounts include: payments for certain environmental remediation liabilities, payments for deferred compensation, payouts under acquisition agreements and payments for certain asset retirement obligations. Amounts do not include: payments for pension contributions and payments for various postretirement welfare benefit plans and postemployment benefit plans.

(6) The estimated FIN 48 tax liabilities will be settled as a result of expiring statutes, audit activity, competent authority proceedings related to transfer pricing, or final decisions in matters that are the subject of litigation in various taxing jurisdictions in which we operate. The timing of any particular settlement will depend on the length of the tax audit and related appeals process, if any, or an expiration of a statute. If a liability is settled due to a statute expiring or a favorable audit result, the settlement of the FIN 48 tax liability would not result in a cash payment.

Off-Balance Sheet Arrangements

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as letters of credit and other bank issued guarantees, which totaled approximately $660 million at December 31, 2008. We also had commitments outstanding for purchase obligations related to capital expenditures and inventory under purchase orders and contracts of approximately $433 million at December 31, 2008. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

Other than normal operating leases, we do not have any off-balance sheet financing arrangements such as securitization agreements, liquidity trust vehicles, synthetic leases or special purpose entities. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures and about contingent assets and liabilities. We base these estimates and judgments on historical experience and other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty, and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the business environment in which we operate changes.

We have defined a critical accounting estimate as one that is both important to the portrayal of either our financial condition or results of operations and requires us to make difficult, subjective or complex judgments or estimates about matters that are uncertain. We have discussed the development and selection of our critical accounting estimates with the Audit/Ethics Committee of our Board of Directors and the Audit/Ethics Committee has reviewed the disclosure presented below. During the past three fiscal years, we have not made any material changes in the methodology used to establish the critical accounting estimates discussed below, except as required by the adoption of FIN 48. We believe that the following are the critical accounting estimates used in the preparation of our consolidated financial statements. In addition, there are other items within our consolidated financial statements that require estimation but are not deemed critical as defined above.

Allowance for Doubtful Accounts

The determination of the collectibility of amounts due from our customers requires us to use estimates and make judgments regarding future events and trends, including monitoring our customers' payment history and current credit worthiness to determine that collectibility is reasonably assured, as well as consideration of the overall business climate in which our customers operate. Inherently, these uncertainties require us to make frequent judgments and estimates regarding our customers' ability to pay amounts due us in order to determine the appropriate amount of valuation allowances required for doubtful accounts. Provisions for doubtful accounts are recorded when it becomes evident that the customer will not make the required payments at either contractual due dates or in the future. At December 31, 2008 and 2007, allowance for doubtful accounts totaled $74 million, or 3%, and $59 million, or 2%, of total gross accounts receivable, respectively. We believe that our allowance for doubtful accounts is adequate to cover potential bad debt losses under current conditions; however, uncertainties regarding changes in the financial condition of our customers, either adverse or positive, could impact the amount and timing of any additional provisions for doubtful accounts that may be required. A five percent change in the allowance for doubtful accounts would have had an impact on income from continuing operations before income taxes of approximately $4 million in 2008.

Inventory Reserves

Inventory is a significant component of current assets and is stated at the lower of cost or market. This requires us to record provisions and maintain reserves for excess, slow moving and obsolete inventory. To determine these reserve amounts, we regularly review inventory quantities on hand and compare them to estimates of future product demand, market conditions, production requirements and technological developments. These estimates and forecasts inherently include uncertainties and require us to make judgments regarding potential outcomes. At December 31, 2008 and 2007, inventory reserves totaled $244 million, or 11%, and $221 million, or 11%, of gross inventory, respectively. We believe that our reserves are adequate to properly value potential excess, slow moving and obsolete inventory under current conditions. Significant or unanticipated changes to our estimates and forecasts could impact the amount and timing of any additional provisions for excess or obsolete inventory that may be required. A five percent change in this inventory reserve balance would have had an impact on income from continuing operations before income taxes of approximately $12 million in 2008.

Impairment of Long-Lived Assets

Long-lived assets, which include property, goodwill, intangible assets, investments in affiliates and certain other assets, comprise a significant amount of our total assets. We review the carrying values of these assets for impairment periodically, and at least annually for goodwill, or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make judgments regarding long-term forecasts of future revenues and costs related to the assets subject to review. In turn, these forecasts are uncertain in that they require assumptions about demand for our products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions.

Income Taxes

The liability method is used for determining our income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for valuation allowances, we have considered and made judgments and estimates regarding estimated future taxable income and ongoing prudent and feasible tax planning strategies. These estimates and judgments include some degree of uncertainty and changes in these estimates and assumptions could require us to adjust the valuation allowances for our deferred tax assets. Historically, changes to valuation allowances have been caused by major changes in the business cycle in certain countries and changes in local country law. The ultimate realization of the deferred tax assets depends on the generation of sufficient taxable income in the applicable taxing jurisdictions.

We operate in more than 90 countries under many legal forms. As a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Our operations in these different jurisdictions are taxed on various bases: actual income before taxes, deemed profits (which are generally determined using a percentage of revenues rather than profits) and withholding taxes based on revenue. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income taxes that we provide during any given year.

Our tax filings for various periods are subjected to audit by the tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or through the courts. We believe these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. Resolution of these situations inevitably includes some degree of uncertainty; accordingly, we provide taxes only for the amounts we believe will ultimately result from these proceedings consistent with the requirements of FIN 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"). The resulting change to our tax liability, if any, is dependent on numerous factors that are difficult to estimate. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; the sheer number of countries in which we do business; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries. Our experience has been that the estimates and assumptions we have used to provide for future tax assessments have proven to be appropriate. However, past experience is only a guide, and the potential exists, however limited, that the tax resulting from the resolution of current and potential future tax controversies may differ materially from the amount accrued.

In addition to the aforementioned assessments that have been received from various tax authorities, we provide for taxes for uncertain tax positions where assessments have not been received in accordance with FIN 48. We believe such tax reserves are adequate in relation to the potential for additional assessments. Once established, we adjust these amounts only when more information is available or when an event occurs necessitating a change to the reserves. Future events such as changes in the facts or law, judicial decisions regarding the application of existing law or a favorable audit outcome will result in changes to the amounts provided. We believe that the resolution of tax matters will not have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on our consolidated statement of operations for a particular period and on our effective tax rate for any period in which such resolution occurs.

Pensions and Postretirement Benefit Obligations

Pensions and postretirement benefit obligations and the related plan expenses are calculated using actuarial models and methods. This involves the use of two critical assumptions, the discount rate and the expected rate of return on assets, both of which are important elements in determining plan expenses and in measuring plan assets and liabilities. We evaluate these critical assumptions at least annually. Although considered less critical, other assumptions used in determining benefit obligations and plan expenses, such as demographic factors like retirement age, mortality and turnover, are also evaluated periodically and are updated to reflect our actual and expected experience.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The development of the discount rate for our U.S. plans was based on a bond matching model whereby a hypothetical bond portfolio of high-quality, fixed-income securities is selected that will match the cash flows underlying the projected benefit obligation. The discount rate assumption for our non-U.S. plans reflects the market rate for high-quality, fixed-income securities. A lower discount rate increases the present value of benefit obligations and increases plan expenses. We used a discount rate of 6.3% in 2008, 6.0% in 2007 and 5.5% in 2006 to determine plan expenses. A 50 basis point reduction in the discount rate would have decreased income from continuing operations before income taxes by approximately $2 million in 2008.

To determine the expected rate of return on plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. A lower rate of return increases plan expenses. We assumed rates of return on our plan investments were 8.5% in 2008, 2007 and 2006. A 50 basis point reduction in the expected rate of return on assets of our principal plans would have decreased income from continuing operations before income taxes by approximately $4 million in 2008.

NEW ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"), which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value and expanding disclosures about fair value measurements. SFAS 157 was originally effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In November 2007, the FASB placed a one year deferral for the implementation of SFAS 157 for nonfinancial assets and liabilities; however, SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities. We adopted all requirements of SFAS 157 on January 1, 2008, except as they relate to nonfinancial assets and liabilities that are not required to be measured at fair value on a recurring basis. We adopted the remaining requirements of SFAS 157 nonfinancial assets and liabilities on January 1, 2009. The nonfinancial assets and liabilities include goodwill impairment, impairment and or disposal of long lived assets, asset retirement obligations, and assets and liabilities relating to business acquisitions. See Note 10 of the Notes to Consolidated Financial Statements in Item 8 herein for further information on the impact of this standard.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Additionally, it requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006; however, the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end statement of financial position is effective for fiscal years ending after December 15, 2008. We adopted all requirements of SFAS 158 on December 31, 2006, except for the funded status measurement date requirement, which was adopted on December 31, 2008, as allowed under SFAS 158. The impact of moving our funded status measurement date from October 1st to December 31st was a reduction of $4 million in beginning retained earnings for 2008. See Note 14 of the Notes to Consolidated Financial Statements in Item 8 herein for further information on the impact of this standard.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure eligible financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS 159 on January 1, 2008, and there was no impact on our consolidated financial statements as we did not choose to measure any eligible financial assets or liabilities at fair value.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary in an effort to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We adopted SFAS 160 on January 1, 2009 with no material impact to our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R replaces FASB Statement No. 141, Business Combinations ("SFAS 141"). The statement retains the purchase method of accounting used in business combinations but replaces SFAS 141 by establishing principles and requirements for the recognition and measurement of assets, liabilities and goodwill, including the requirement that most transaction and restructuring costs related to the acquisition be expensed. In addition, the statement requires disclosures to enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted SFAS 141R on January 1, 2009 for business combinations occurring on or after this date.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in hedged positions. The statement also requires enhanced disclosures regarding how and why entities use derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect entities' financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. We will adopt the new disclosure requirements of SFAS 161 in the first quarter of 2009.

In December 2008, the FASB issued FSP FAS 132 (R)-1 Employers' Disclosures about Postretirement Benefit Plan Assets ("FSP 132 (R)-1"). FSP 132 (R)-1 amends FASB Statement No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*, to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP requires the disclosures of investment policies and strategies, major categories of plan assets, fair value measurement of plan assets and significant concentration of credit risks. FSP 132 (R)-1 is effective for fiscal years ending after December 15, 2009. We will adopt the new disclosure requirements of FSP 132 (R)-1 in the fourth quarter of 2009.

RELATED PARTY TRANSACTIONS

On April 28, 2006, we sold our 30% interest in WesternGeco for $2.4 billion in cash and recorded a pre-tax gain of $1,744 million ($1,035 million, after-tax). There were no other significant related party transactions.

FORWARD-LOOKING STATEMENTS

MD&A and certain statements in the Notes to Consolidated Financial Statements include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act (each a "forward-looking statement"). The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "may," "likely" and similar expressions, and the negative thereof, are intended to identify forward-looking statements. Our forward-looking statements are based on assumptions that we believe to be reasonable but that may not prove to be accurate. The statements do not include the potential impact of future transactions, such as an acquisition, disposition, merger, joint venture or other transaction that could occur. We undertake no obligation to publicly update or revise any forward-looking statement. Our expectations regarding our business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, impact of any common stock repurchases, oil and natural gas market conditions, market share and contract terms, costs and availability of resources, economic and regulatory conditions, and environmental matters are only our forecasts regarding these matters.

All of our forward-looking information is subject to risks and uncertainties that could cause actual results to differ materially from the results expected. Although it is not possible to identify all factors, these risks and uncertainties include the risk factors and the timing of any of those risk factors identified in the "Risk Factors Related to the Worldwide Oil and Natural Gas Industry" and "Risk Factors Related to Our Business" sections contained in Item 1A. Risk Factors and those set forth from time to time in our filings with the SEC. These documents are available through our web site or through the SEC's Electronic Data Gathering and Analysis Retrieval System ("EDGAR") at *http://www.sec.gov*.

Risk Factors Related to the Worldwide Oil and Natural Gas Industry

For discussion of our risk factors and cautions regarding forward-looking statements, see the "Risk Factors Related to the Worldwide Oil and Natural Gas Industry" in Item 1A. Risk Factors and in the "Forward-Looking Statements" section in Item 7, both contained herein. The risk factors discussed there are not intended to be all inclusive.

Risk Factors Related to Our Business

For discussion of our risk factors and cautions regarding forward-looking statements, see the "Risk Factors Related to Our Business" in Item 1A. Risk Factors and in the "Forward-Looking Statements" section in Item 7, both contained herein. This list of risk factors is not intended to be all inclusive.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks that are inherent in our financial instruments and arise from changes in interest rates and foreign currency exchange rates. We may enter into derivative financial instrument transactions to manage or reduce market risk but do not enter into derivative financial instrument transactions for speculative purposes. A discussion of our primary market risk exposure in financial instruments is presented below.

INTEREST RATE RISK AND INDEBTEDNESS

We are subject to interest rate risk on our long-term fixed interest rate debt. Commercial paper borrowings, other short-term borrowings and variable rate long-term debt do not give rise to significant interest rate risk because these borrowings either have maturities of less than three months or have variable interest rates similar to the interest rates we receive on our short-term investments. All other things being equal, the fair market value of debt with a fixed interest rate will increase as interest rates fall and will decrease as interest rates rise. This exposure to interest rate risk can be managed by borrowing money that has a variable interest rate or using interest rate swaps to change fixed interest rate borrowings to variable interest rate borrowings.

At December 31, 2008 and at December 31, 2007, there were no interest rate swap agreements in effect.

We had fixed rate debt aggregating to $2,325 million at December 31, 2008 and $1,075 million at December 31, 2007. The following table sets forth the required cash payments for our indebtedness, which bear a fixed rate of interest and are denominated in U.S. Dollars, and the related weighted average effective interest rates by expected maturity dates as of December 31, 2008 and 2007 (dollar amounts in millions).

	2008	2009	2010	2011	2012	2013	Thereafter	Total
As of December 31, 2008:								
Long-term debt[1][2]	$ –	$ 525	$ –	$ –	$ –	$ 500	$ 1,300	$ 2,325
Weighted average effective interest rates		5.90%[3]				6.73%	7.07%	7.03%[3]
As of December 31, 2007:								
Long-term debt[1][2]	$ –	$ 525	$ –	$ –	$ –	$ –	$ 550	$ 1,075
Weighted average effective interest rates		5.24%[3]					7.54%	6.40%[3]

(1) Amounts do not include any unamortized discounts, deferred issuance costs or net deferred gains on terminated interest rate swap agreements.

(2) Fair market value of fixed rate long-term debt was $2,455 million at December 31, 2008 and $1,154 million at December 31, 2007.

(3) Includes the effect of the amortization of net deferred gains on terminated interest rate swap agreements.

FOREIGN CURRENCY AND FOREIGN CURRENCY FORWARD CONTRACTS

We conduct operations around the world in a number of different currencies. A number of our significant foreign subsidiaries have designated the local currency as their functional currency. As such, future earnings are subject to change due to fluctuations in foreign currency exchange rates when transactions are denominated in currencies other than our subsidiaries respective functional currencies. To minimize the need for foreign currency forward contracts to hedge this exposure, our objective is to manage foreign currency exposure by maintaining a minimal consolidated net asset or net liability position in a currency other than the functional currency. To the extent that market conditions and/or local regulations prevent us from maintaining a minimal consolidated net asset or net liability position, we may enter into foreign currency forward contracts or option contracts.

At December 31, 2008, we had entered into several foreign currency forward contracts with notional amounts aggregating $125 million to hedge exposure to currency fluctuations in various foreign currency denominated accounts payable and accounts receivable, including the British Pound Sterling, Norwegian Krone, Euro and the Brazilian Real. These contracts are designated and qualify as fair value hedging instruments. Based on quoted market prices as of December 31, 2008 for contracts with similar terms and maturity dates, we recorded a loss of $0.5 million to adjust these foreign currency forward contracts to their fair market value. This loss offsets designated foreign currency exchange gains resulting from the underlying exposures and is included in MG&A expenses in the consolidated statement of operations.

At December 31, 2007, we had entered into several foreign currency forward contracts with notional amounts aggregating $115 million to hedge exposure to currency fluctuations in various foreign currency denominated accounts payable and accounts receivable, including the British Pound Sterling, Norwegian Krone, Euro and the Brazilian Real. These contracts are designated and qualify as fair value hedging instruments. Based on quoted market prices as of December 31, 2007 for contracts with similar terms and maturity dates, we recorded a gain of $1 million to adjust these foreign currency forward contracts to their fair market value. This gain offsets designated foreign currency exchange losses resulting from the underlying exposures and is included in MG&A expenses in the consolidated statement of operations.

At December 31, 2007, we had entered into option contracts with notional amounts aggregating $20 million as a hedge of fluctuations in the Russian Ruble exchange rate. The contracts were not designated as hedging instruments. Based on quoted market prices as of December 31, 2007 for contracts with similar terms and maturity dates, we recorded a loss of $0.3 million to adjust the carrying value of these contracts to their fair market value. This loss is included in MG&A expenses in our consolidated statement of operations.

The counterparties to our foreign currency forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis. In the event that the counterparties fail to meet the terms of a foreign currency contract, our exposure is limited to the foreign currency exchange rate differential.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our control environment is the foundation for our system of internal control and is embodied in our Business Code of Conduct, which sets the tone of our company and includes our Core Values of Integrity, Teamwork, Performance and Learning. Included in our system of internal control are written policies, an organizational structure providing division of responsibilities, the selection and training of qualified personnel and a program of financial and operations reviews by a professional staff of internal auditors. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our evaluation was based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our principal executive officer and principal financial officer concluded that our internal control over financial reporting was effective as of December 31, 2008. The conclusion of our principal executive officer and principal financial officer is based on the recognition that there are inherent limitations in all systems of internal control. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

Chad C. Deaton
Chairman, President and
Chief Executive Officer

Peter A. Ragauss
Senior Vice President and
Chief Financial Officer

Alan J. Keifer
Vice President and
Controller

Houston, Texas
February 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Baker Hughes Incorporated
Houston, Texas

We have audited the internal control over financial reporting of Baker Hughes Incorporated and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule II as of and for the year ended December 31, 2008 of the Company and our report dated February 25, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

Deloitte & Touche LLP

Houston, Texas
February 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Baker Hughes Incorporated
Houston, Texas

We have audited the accompanying consolidated balance sheets of Baker Hughes Incorporated and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included financial statement schedule II, valuation and qualifying accounts, listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Baker Hughes Incorporated and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As described in Note 10 to the consolidated financial statements: effective as of January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, which established new accounting and reporting standards for fair value measurements of certain financial assets and liabilities. Furthermore, as described in Note 1 to the consolidated financial statements: effective as of January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") AUG AIR-1, which prohibits the accrue-in-advance method of accounting for planned major maintenance activities; effective as of January 1, 2007, the Company adopted FASB Interpretation 48, which established new accounting and reporting standards for uncertainty in income taxes recognized in financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Houston, Texas
February 25, 2009

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	Year Ended December 31, 2008	2007	2006
Revenues:			
Sales	$ 5,734	$ 5,171	$ 4,566
Services and rentals	6,130	5,257	4,461
Total revenues	11,864	10,428	9,027
Costs and expenses:			
Cost of sales	4,081	3,517	3,033
Cost of services and rentals	3,873	3,328	2,843
Research and engineering	426	372	339
Marketing, general and administrative	1,046	933	878
Litigation settlement	62	–	–
Total costs and expenses	9,488	8,150	7,093
Operating income	2,376	2,278	1,934
Equity in income of affiliates	2	1	60
Gain on sale of interest in affiliate	–	–	1,744
Gain on sale of product line	28	–	–
Impairment loss on investments	(25)	–	–
Interest expense	(89)	(66)	(69)
Interest and dividend income	27	44	68
Income from continuing operations before income taxes	2,319	2,257	3,737
Income taxes	(684)	(743)	(1,338)
Income from continuing operations	1,635	1,514	2,399
Income from discontinued operations, net of tax	–	–	20
Net income	$ 1,635	$ 1,514	$ 2,419
Basic earnings per share:			
Income from continuing operations	$ 5.32	$ 4.76	$ 7.26
Income from discontinued operations	–	–	0.06
Net income	$ 5.32	$ 4.76	$ 7.32
Diluted earnings per share:			
Income from continuing operations	$ 5.30	$ 4.73	$ 7.21
Income from discontinued operations	–	–	0.06
Net income	$ 5.30	$ 4.73	$ 7.27

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In millions, except par value)	December 31, 2008	2007
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,955	$ 1,054
Accounts receivable – less allowance for doubtful accounts (2008 – $74; 2007 – $59)	2,759	2,383
Inventories	2,021	1,714
Deferred income taxes	231	182
Other current assets	179	122
Total current assets	7,145	5,455
Property, plant and equipment – less accumulated depreciation (2008 – $3,203; 2007 – $2,976)	2,833	2,345
Goodwill	1,389	1,354
Intangible assets	198	177
Other assets	296	526
Total assets	$11,861	$ 9,857
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 888	$ 704
Short-term borrowings and current portion of long-term debt	558	15
Accrued employee compensation	530	457
Income taxes payable	272	191
Other accrued liabilities	263	251
Total current liabilities	2,511	1,618
Long-term debt	1,775	1,069
Deferred income taxes and other tax liabilities	384	416
Liabilities for pensions and other postretirement benefits	317	332
Other liabilities	67	116
Commitments and contingencies		
Stockholders' Equity:		
Common stock, one dollar par value (shares authorized – 750; issued and outstanding: 2008 – 309; 2007 – 316)	309	316
Capital in excess of par value	745	1,216
Retained earnings	6,276	4,818
Accumulated other comprehensive loss	(523)	(44)
Total stockholders' equity	6,807	6,306
Total liabilities and stockholders' equity	$11,861	$ 9,857

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions, except per share amounts)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Unearned Compensation	Total
Balance, December 31, 2005	$ 342	$ 3,293	$ 1,263	$ (188)	$ (12)	$ 4,698
Comprehensive income:						
Net income			2,419			
Foreign currency translation adjustments:						
Reclassifications included in net income due to sale of business				(2)		
Translation adjustments				59		
Change in minimum pension liability, net of tax of $7				(18)		
Other				1		
Total comprehensive income						2,459
Adoption of SFAS 158, net of tax of $22				(39)		(39)
Adoption of SFAS 123(R)		(12)			12	
Issuance of common stock pursuant to employee stock plans	2	98				100
Tax benefit on stock plans		17				17
Stock-based compensation		36				36
Repurchase and retirement of common stock	(24)	(1,832)				(1,856)
Cash dividends ($0.52 per share)			(172)			(172)
Balance, December 31, 2006	$ 320	$ 1,600	$ 3,510	$ (187)	$ –	$ 5,243
Adoption of AUG AIR-1, net of tax of $(9)			25			25
Adoption of FIN 48			(64)			(64)
Adjusted beginning balance January 1, 2007	$ 320	$ 1,600	$ 3,471	$ (187)	$ –	$ 5,204
Comprehensive income:						
Net income			1,514			
Foreign currency translation adjustments				72		
Defined benefit pension plans, net of tax of $(37)				71		
Total comprehensive income						1,657
Issuance of common stock, pursuant to employee stock plans	2	66				68
Tax benefit on stock plans		19				19
Stock-based compensation		46				46
Repurchase and retirement of common stock	(6)	(515)				(521)
Cash dividends ($0.52 per share)			(167)			(167)
Balance, December 31, 2007	$ 316	$ 1,216	$ 4,818	$ (44)	$ –	$ 6,306
Adoption of SFAS 158			(4)			(4)
Adjusted beginning balance January 1, 2008	316	1,216	4,814	(44)	–	6,302
Comprehensive income:						
Net income			1,635			
Foreign currency translation adjustments				(354)		
Defined benefit pension plans, net of tax of $67				(125)		
Total comprehensive income						1,156
Issuance of common stock, pursuant to employee stock plans	2	76				78
Tax benefit on stock plans		11				11
Stock-based compensation		60				60
Repurchase and retirement of common stock	(9)	(618)				(627)
Cash dividends ($0.56 per share)			(173)			(173)
Balance, December 31, 2008	$ 309	$ 745	$ 6,276	$ (523)	$ –	$ 6,807

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended December 31, 2008	2007	2006
Cash flows from operating activities:			
Income from continuing operations	$ 1,635	$ 1,514	$ 2,399
Adjustments to reconcile income from continuing operations to net cash flows from operating activities:			
Depreciation and amortization	637	521	434
Amortization of net deferred gains on derivatives	(5)	(5)	(5)
Impairment loss on investments	25	–	–
Stock-based compensation costs	60	51	46
Acquired in-process research and development	–	–	2
(Benefit)/provision for deferred income taxes	(21)	(4)	78
Gain on sale of interest in affiliate	–	–	(1,744)
Provision for income taxes on gain on sale of interest in affiliate	–	–	708
Gain on sale of product line	(28)	–	–
Gain on disposal of assets	(101)	(79)	(59)
Equity in income of affiliates	(2)	(1)	(60)
Changes in operating assets and liabilities:			
Accounts receivable	(484)	(287)	(316)
Inventories	(371)	(142)	(365)
Accounts payable	242	26	69
Accrued employee compensation and other accrued liabilities	90	(139)	104
Income taxes payable	76	129	(98)
Income taxes paid on sale of interest in affiliate	–	(125)	(555)
Liabilities for pensions and other postretirement benefits and other liabilities	(38)	(4)	57
Other	(101)	20	(105)
Net cash flows from continuing operations	1,614	1,475	590
Cash flows from investing activities:			
Expenditures for capital assets	(1,303)	(1,127)	(922)
Purchase of short-term investments	–	(2,521)	(3,883)
Proceeds from maturities of short-term investments	–	2,839	3,606
Proceeds from disposal of property, plant and equipment	222	179	135
Proceeds from sale of businesses	31	–	46
Acquisition of businesses, net of cash acquired	(120)	–	(66)
Proceeds from sale of interests in affiliates	–	10	2,400
Distributions from affiliates	–	–	60
Net cash flows from investing activities	(1,170)	(620)	1,376
Cash flows from financing activities:			
Net borrowings (repayments) of commercial paper and other short-term debt	15	14	(9)
Proceeds from issuance of long-term debt	1,235	–	–
Proceeds from issuance of common stock	87	67	92
Repurchase of common stock	(627)	(521)	(1,856)
Dividends	(173)	(167)	(172)
Excess tax benefits from stock-based compensation	4	14	19
Net cash flows from financing activities	541	(593)	(1,926)
Effect of foreign exchange rate changes on cash	(84)	42	13
Increase in cash and cash equivalents	901	304	53
Cash and cash equivalents, beginning of year	1,054	750	697
Cash and cash equivalents, end of year	$ 1,955	$ 1,054	$ 750
Income taxes paid	$ 621	$ 717	$ 1,198
Interest paid	$ 86	$ 76	$ 74

See Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Baker Hughes Incorporated ("Baker Hughes") is engaged in the oilfield services industry. We are a major supplier of wellbore related products and technology services and systems and provide products and services for drilling, formation evaluation, completion and production, and reservoir technology and consulting to the worldwide oil and natural gas industry.

Basis of Presentation

The consolidated financial statements include the accounts of Baker Hughes and all majority owned subsidiaries ("Company," "we," "our" or "us"). Investments over which we have the ability to exercise significant influence over operating and financial policies, but do not hold a controlling interest, are accounted for using the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. In the Notes to Consolidated Financial Statements, all dollar and share amounts in tabulations are in millions of dollars and shares, respectively, unless otherwise indicated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. While we believe that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts and inventory valuation reserves, recoverability of long-lived assets, useful lives used in depreciation and amortization, income taxes and related valuation allowances and insurance, environmental, legal and pensions and postretirement benefit obligations.

Revenue Recognition

Our products and services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post-delivery obligations. Our products are produced in a standard manufacturing operation, even if produced to our customer's specifications, and are sold in the ordinary course of business through our regular marketing channels. We recognize revenue for these products upon delivery, when title passes, when collectibility is reasonably assured and there are no further significant obligations for future performance. Provisions for estimated warranty returns or similar types of items are made at the time the related revenue is recognized. Revenue for services and rentals is recognized as the services are rendered and when collectibility is reasonably assured. Rates for services are typically priced on a per day, per meter, per man hour or similar basis.

Cost of Sales and Cost of Services and Rentals

Cost of sales and cost of services and rentals include material, labor, selling and field service costs, and overhead costs associated with the manufacture and distribution of our products for sale or rental. Distribution costs include freight costs, purchasing and receiving costs, warehousing costs and other costs of our distribution network.

Research and Engineering

Research and engineering expenses include costs associated with the research and development of new products and services and costs associated with sustaining engineering of existing products and services. These costs are expensed as incurred and include research and development costs for new products and services of $263 million, $234 million and $216 million for the year ended December 31, 2008, 2007 and 2006, respectively.

Marketing, General and Administrative

Marketing, general and administrative ("MG&A") expenses include all advertising and marketing efforts, business development costs, and other general and administrative costs not directly associated with the manufacture and distribution of our products for sale or rental and the employee related costs associated with these functions. MG&A expenses also include gains and losses from foreign currency transactions.

Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Investments

Prior to September 2007, we invested in auction rate securities, which are variable-rate debt securities. While the underlying security has a long-term maturity, the interest rate is reset through Dutch auctions that are typically held every 7, 28 or 35 days. Interest is paid at the end of each auction period. We limited our investments in auction rate securities ("ARS") to non mortgage-backed securities that, at the time of the initial investment, carried a AAA (or equivalent) rating from a recognized rating agency. Since September 2007, we have been unable to sell our ARS investments because of unsuccessful auctions. As a result, the interest rate now resets every 28 days at one month LIBOR plus a spread determined by each certificate's lowest assigned rating and the liquidity of these investments has been diminished. During 2008, we recorded an other-than-temporary impairment loss on these investments of $25 million, which is reflected in our consolidated statement of operations. At December 31, 2008 and 2007, we held ARS investments totaling $11 million and $36 million, respectively. Our ARS investments are classified as noncurrent investments, which are included in other assets in our consolidated balance sheet.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method or the average cost method, which approximates FIFO, and includes the cost of materials, labor and manufacturing overhead.

Property, Plant and Equipment and Accumulated Depreciation

Property, plant and equipment ("PP&E") is stated at cost less accumulated depreciation, which is generally provided by using the straight-line method over the estimated useful lives of the individual assets. Significant improvements and betterments are capitalized if they extend the useful life of the asset. We manufacture a substantial portion of our rental tools and equipment and the cost of these items, which includes direct and indirect manufacturing costs, are capitalized and carried in inventory until the tool is completed. Once the tool has been completed, the cost of the tool is reflected in capital expenditures and the tool is classified as rental tools and equipment in PP&E. Maintenance and repairs are charged to expense as incurred. The capitalized costs of computer software developed or purchased for internal use are classified in machinery and equipment in PP&E.

In 2006, the FASB issued FASB Staff Position No. AUG AIR-1 ("FSP AUG AIR-1"), which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance and repair activities. We adopted FSP AUG AIR-1 on January 1, 2007, to change our method of accounting for repairs and maintenance activities on certain rental tools from the accrue-in-advance method to the direct expense method. The adoption resulted in an increase of $25 million to beginning retained earnings as of January 1, 2007. We did not restate any prior periods as the impact was not material to our consolidated financial statements.

Asset Retirement Obligations

Legal obligations associated with the retirement of long-lived assets are to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the remaining estimated useful life of the related asset. Accretion expense in connection with the discounted liability is also recognized over the remaining useful life of the related asset. Asset retirement obligations were $17 million and $16 million at December 31, 2008 and 2007, respectively.

Goodwill, Intangible Assets and Amortization

Goodwill and intangible assets with indefinite lives are not amortized. Intangible assets with finite useful lives are amortized on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized, which is generally on a straight-line basis over the asset's estimated useful life.

Impairment of Long-Lived Assets

We review PP&E, intangible assets and certain other assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by a discounted cash flow analysis, with the carrying value of the related assets.

We perform an annual impairment test of goodwill for each of our reporting units as of October 1, or more frequently if circumstances indicate an impairment may exist. Our reporting units are based on our organizational and reporting structure. Corporate and other assets and liabilities are allocated to the reporting units to the extent that they relate to the operations of those reporting units in determining their carrying amount. Investments in affiliates are also reviewed for impairment whenever events or changes in circumstances indicate that impairment may exist. The determination of impairment is made by comparing the carrying amount with its fair value, which is calculated using a combination of a market capitalization and discounted cash flow approach.

Income Taxes

We use the liability method for determining our income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. Deferred tax assets are also provided for certain tax credit carryforwards. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We intend to indefinitely reinvest certain earnings of our foreign subsidiaries in operations outside the U.S., and accordingly, we have not provided for U.S. income taxes on such earnings. We do provide for the U.S. and additional non-U.S. taxes on earnings anticipated to be repatriated from our non-U.S. subsidiaries.

We operate in more than 90 countries under many legal forms. As a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Our operations in these different jurisdictions are taxed on various bases: actual income before taxes, deemed profits (which are generally determined using a percentage of revenues rather than profits) and withholding taxes based on revenue. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each tax jurisdiction could have an impact upon the amount of income taxes that we provide during any given year.

Our tax filings for various periods are subjected to audit by tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or through the courts. We believe that these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. We have received tax assessments from various tax authorities and are currently at varying stages of appeals and/or litigation regarding these matters. We have provided for the amounts we believe will ultimately result from these proceedings. We believe we have substantial defenses to the questions being raised and will pursue all legal remedies should an unfavorable outcome result. However, resolution of these matters involves uncertainties and there are no assurances that the outcomes will be favorable. We provide for uncertain tax positions pursuant to FIN 48, *Accounting for Uncertainty in Income Taxes: an Interpretation of FASB Statement No. 109*.

The Financial Accounting Standards Board ("FASB") issued FIN 48 in July 2006. FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted the provisions of FIN 48 effective January 1, 2007, pursuant to which we recognized a $78 million increase in the gross liability for unrecognized tax benefits, a $14 million increase in non-current tax receivables, and a net decrease to beginning retained earnings of $64 million.

Product Warranties

We sell certain products with a product warranty that provides that customers can return a defective product during a specified warranty period following the purchase in exchange for a replacement product, repair at no cost to the customer or the issuance of a credit to the customer. We accrue amounts for estimated warranty claims based upon current and historical product sales data, warranty costs incurred and any other related information known to us. Our product warranty liability was $8 million and $15 million at December 31, 2008 and 2007, respectively.

Environmental Matters

Estimated remediation costs are accrued using currently available facts, existing environmental permits, technology and presently enacted laws and regulations. For sites where we are primarily responsible for the remediation, our cost estimates are developed based on internal evaluations and are not discounted. Accruals are recorded when it is probable that we will be obligated to pay for environmental site evaluation, remediation or related activities, and such costs can be reasonably estimated. If the obligation can only be estimated within a range, we accrue the minimum amount in the range. Accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. As additional or more accurate information becomes available, accruals are adjusted to reflect current cost estimates. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred. Where we have been identified as a potentially responsible party in a United States federal or state "Superfund" site, we accrue our share of the estimated remediation costs of the site. This share is based on the ratio of the estimated volume of waste we contributed to the site to the total volume of waste disposed at the site.

Foreign Currency

A number of our significant foreign subsidiaries have designated the local currency as their functional currency and, as such, gains and losses resulting from balance sheet translation of foreign operations are included as a separate component of accumulated other comprehensive loss within stockholders' equity. Gains and losses from foreign currency transactions, such as those resulting from the settlement of receivables or payables in the non-functional currency, are included in MG&A expenses in the consolidated statements of operations as incurred. For those foreign subsidiaries that have designated the U.S. Dollar as the functional currency, gains and losses resulting from balance sheet translation of foreign operations are also included in MG&A expense in the consolidated statements of operations as incurred.

Derivative Financial Instruments

We monitor our exposure to various business risks including commodity prices, foreign currency exchange rates and interest rates and occasionally use derivative financial instruments to manage these risks. Our policies do not permit the use of derivative financial instruments for speculative purposes. We use foreign currency forward contracts to hedge certain firm commitments and transactions denominated in foreign currencies. We have used and may use interest rate swaps to manage interest rate risk.

At the inception of any new derivative, we designate the derivative as a hedge as that term is defined in SFAS 133 (as amended and interpreted) *Accounting for Derivative Instruments and Hedging Activities* or we determine the derivative to be undesignated as a hedging instrument as the facts dictate. We document all relationships between the hedging instruments and the hedged items, as well as our risk management objectives and strategy for undertaking various hedge transactions. We assess whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged item at both the inception of the hedge and on an ongoing basis.

New Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"), which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value and expanding disclosures about fair value measurements. SFAS 157 was originally effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In November 2007, the FASB placed a one year deferral for the implementation of SFAS 157 for nonfinancial assets and liabilities; however, SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities. We adopted all requirements of SFAS 157 on January 1, 2008, except as they relate to nonfinancial assets and liabilities that are not required to be measured at fair value on a recurring basis. We adopted the remaining requirements of SFAS 157 nonfinancial assets and liabilities on January 1, 2009. The nonfinancial assets and liabilities include goodwill impairment, impairment and or disposal of long lived assets, asset retirement obligations, and assets and liabilities relating to business acquisitions. See "Note 10. Fair Value of Certain Financial Assets and Liabilities" for further information on the impact of this standard.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Additionally, it requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006; however, the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end statement of financial position is effective for fiscal years ending after December 15, 2008. We adopted all requirements of SFAS 158 on December 31, 2006, except for the funded status measurement date requirement, which was adopted on December 31, 2008, as allowed under SFAS 158. The impact of moving our funded status measurement date from October 1st to December 31st was a reduction of $4 million in beginning retained earnings for 2008. See "Note 14. Employee Benefit Plans" for further information on the impact of this standard.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure eligible financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS 159 on January 1, 2008, and there was no impact on our consolidated financial statements as we did not choose to measure any eligible financial assets or liabilities at fair value.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary in an effort to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We adopted SFAS 160 on January 1, 2009 with no material impact to our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R replaces FASB Statement No. 141, *Business Combinations* ("SFAS 141"). The statement retains the purchase method of accounting used in business combinations but replaces SFAS 141 by establishing principles and requirements for the recognition and measurement of assets, liabilities and goodwill, including the requirement that most transaction and restructuring costs related to the acquisition be expensed. In addition, the statement requires disclosures to enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted SFAS 141R on January 1, 2009 for business combinations occurring on or after this date.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in hedged positions. The statement also requires enhanced disclosures regarding how and why entities use derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect entities' financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. We will adopt the new disclosure requirements of SFAS 161 in the first quarter of 2009.

In December 2008, the FASB issued FSP FAS 132(R)-1 Employers' Disclosures about Postretirement Benefit Plan Assets ("FSP 132(R)-1"). FSP 132(R)-1 amends FASB Statement No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*, to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP requires the disclosures of investment policies and strategies, major categories of plan assets, fair value measurement of plan assets and significant concentration of credit risks. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009. We will adopt the new disclosure requirements of FSP 132(R)-1 in the fourth quarter of 2009.

NOTE 2. DISPOSITIONS AND DISCONTINUED OPERATIONS

In February 2008, we sold the assets associated with the Completion and Production segment's Surface Safety Systems ("SSS") product line and received cash proceeds of $31 million. The SSS assets sold included hydraulic and pneumatic actuators, bonnet assemblies and control systems. We recorded a pre-tax gain of $28 million ($18 million after-tax).

We have investments in affiliates that are accounted for using the equity method of accounting. In 2006, the most significant of these affiliates was our 30% interest in WesternGeco, a seismic venture jointly owned with Schlumberger Limited ("Schlumberger"). On April 28, 2006, we sold our 30% interest in WesternGeco to Schlumberger for $2.4 billion in cash. We recorded a pre-tax gain of $1,744 million ($1,035 million after-tax). Prior to our sale, during 2006 we received distributions of $60 million from WesternGeco, which were recorded as reductions in the carrying value of our investment.

In the fourth quarter of 2005, our management initiated and our Board of Directors approved a plan to sell the Baker Supply Products Division ("Baker SPD"), a product line group within the Completion and Production segment, which distributes basic supplies, products and small tools to the drilling industry. In March 2006, we completed the sale of Baker SPD and received cash proceeds of $43 million. Income from discontinued operations for 2006 was $20 million, which included the after-tax gain of $19 million. There were no discontinued operations in 2007 or 2008.

NOTE 3. ACQUISITIONS

In April 2008, we acquired two firms for our reservoir technology and consulting group – Gaffney, Cline & Associates ("GCA") and GeoMechanics International ("GMI") – for $72 million in cash, including $4 million of direct transaction costs and net of cash acquired of $5 million. These firms provide consulting services related to reservoir engineering, technical and managerial advisory services and reservoir geomechanics. As a result of these acquisitions, we recorded $43 million of goodwill and $19 million of intangibles. Under the terms of the purchase agreements, we may be required to make additional payments of up to approximately $46 million based on the performance of the businesses during 2008, 2009 and 2010. During 2008, we made several other acquisitions having an aggregate purchase price of $53 million, of which $48 million was paid in cash. As a result of these acquisitions, we recorded $2 million of goodwill and $26 million of intangible assets through December 31, 2008.

In January 2006, we acquired Nova Technology Corporation ("Nova") for $55 million, net of cash acquired of $3 million, plus assumed debt. Nova is a supplier of permanent monitoring, chemical injection systems, and multi-line services for deepwater and subsea oil and gas well applications. As a result of the acquisition, we recorded $30 million of goodwill, $24 million of intangible assets and assigned $2 million to in-process research and development.

For each of these acquisitions, the purchase price was allocated based on the fair value of the assets acquired and liabilities assumed using a discounted cash flow approach. Amounts related to in-process research and development were written off at the date of acquisition and are included in research and engineering expenses. Pro forma results of operations have not been presented individually or in the aggregate for these acquisitions because the effects of these acquisitions were not material to our consolidated financial statements.

NOTE 4. STOCK-BASED COMPENSATION

Stock-based compensation cost is measured at the date of grant, based on the calculated fair value of the award, and is recognized as expense over the employee's service period, which is generally the vesting period of the equity grant. Additionally, compensation cost is recognized based on awards ultimately expected to vest, therefore, we have reduced the cost for estimated forfeitures based on historical forfeiture rates. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods to reflect actual forfeitures.

The following table summarizes stock-based compensation costs for the years ended December 31, 2008, 2007 and 2006. There were no stock-based compensation costs capitalized as the amounts were not material.

	2008	2007	2006
Stock-based compensation costs	$ 60	$ 51	$ 46
Tax benefit	(11)	(11)	(10)
Stock-based compensation costs, net of tax	$ 49	$ 40	$ 36

For our stock options and restricted stock awards and units, we currently have 17 million shares authorized for issuance and as of December 31, 2008, approximately 6 million shares were available for future grants. Our policy is to issue new shares for exercises of stock options; vesting of restricted stock awards and units; and issuances under the employee stock purchase plan.

Stock Options

Our stock option plans provide for the issuance of incentive and non-qualified stock options to directors, officers and other key employees at an exercise price equal to the fair market value of the stock at the date of grant. Although subject to the terms of the stock option agreement, substantially all of the stock options become exercisable in three equal annual installments, beginning a year from the date of grant, and generally expire ten years from the date of grant. The stock option plans provide for the acceleration of vesting upon the employee's retirement; therefore, the service period is reduced for employees that are or will become retirement eligible during the vesting period and, accordingly, the recognition of compensation expense for these employees is accelerated. Compensation cost related to stock options is recognized on a straight-line basis over the vesting or service period and is net of forfeitures.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table presents the weighted average assumptions used in the option pricing model for options granted. The expected life of the options represents the period of time the options are expected to be outstanding. The expected life is based on our historical exercise trends and post-vest termination data incorporated into a forward-looking stock price model. As allowed under the Securities and Exchange Commission's Staff Accounting Bulletin 107 ("SAB 107"), the expected volatility is based on our implied volatility, which is the volatility forecast that is implied by the prices of our actively traded options to purchase our stock observed in the market. The risk-free interest rate is based on the observed U.S. Treasury yield curve in effect at the time the options were granted. The dividend yield is based on our history of dividend payouts.

	2008	2007	2006
Expected life (years)	5.5	5.1	5.0
Risk-free interest rate	3.1%	4.8%	4.8%
Volatility	31.4%	28.6%	31.1%
Dividend yield	0.8%	0.7%	0.7%
Weighted average fair value per share at grant date	$ 23.64	$ 24.20	$ 26.15

A summary of our stock option activity and related information is presented below (in thousands, except per option prices):

	Number of Options	Weighted Average Exercise Price Per Option
Outstanding at December 31, 2007	3,171	$ 55.25
Granted	699	73.56
Exercised	(355)	45.73
Forfeited	(26)	74.40
Expired	(19)	26.10
Outstanding at December 31, 2008	3,470	$ 59.92

The total intrinsic value of stock options (defined as the amount by which the market price of the underlying stock on the date of exercise exceeds the exercise price of the option) exercised in 2008, 2007 and 2006 was $13 million, $73 million and $74 million, respectively. The income tax benefit realized from stock options exercised was $7 million for the year ended December 31, 2008.

The total fair value of options vested in 2008, 2007 and 2006 was $17 million, $20 million and $20 million, respectively. As of December 31, 2008, there was $10 million of total unrecognized compensation cost related to nonvested stock options which is expected to be recognized over a weighted average period of 2 years.

The following table summarizes information about stock options outstanding as of December 31, 2008 (in thousands, except per option prices and remaining life):

	Outstanding			Exercisable		
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price Per Option	Number of Options	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price Per Option
$ 14.49 – $ 16.78	8	2.5	$ 15.62	8	2.5	$ 15.62
22.88 – 33.29	337	3.7	29.79	337	3.7	29.79
34.95 – 43.39	865	5.3	40.25	860	5.4	40.26
56.21 – 82.28	2,237	8.1	71.95	995	7.2	68.54
86.50 – 86.50	23	9.6	86.50	–	–	–
Total	3,470	7.0	$ 59.92	2,200	6.0	$ 51.36

The aggregate intrinsic value of stock options outstanding at December 31, 2008 was $2 million, all of which relates to options vested and exercisable. The intrinsic value for stock options outstanding is calculated as the amount by which the quoted price of $34.33 of our common stock as of the end of 2008 exceeds the exercise price of the options.

Restricted Stock Awards and Units

In addition to stock options, officers, directors and key employees may be granted restricted stock awards ("RSA"), which is an award of common stock with no exercise price, or restricted stock units ("RSU"), where each unit represents the right to receive at the end of a stipulated period one unrestricted share of stock with no exercise price. RSAs and RSUs are subject to cliff or graded vesting, generally ranging over a three to five year period. We determine the fair value of restricted stock awards and restricted stock units based on the market price of our common stock on the date of grant. Compensation cost for RSAs and RSUs is primarily recognized on a straight-line basis over the vesting or service period and is net of forfeitures.

A summary of our RSA and RSU activity and related information is presented below (in thousands, except per share/unit prices):

	RSA Number of Shares	Weighted Average Grant Date Fair Value Per Share	RSU Number of Units	Weighted Average Grant Date Fair Value Per Unit
Nonvested balance at December 31, 2007	795	$ 61.93	156	$ 66.56
Granted	527	72.82	258	75.96
Vested	(359)	69.85	(74)	71.58
Forfeited	(61)	61.53	(15)	70.66
Nonvested balance at December 31, 2008	902	$ 65.17	325	$ 72.68

The weighted average grant date fair value per share for RSAs in 2008, 2007 and 2006 was $72.82, $61.93 and $73.97, respectively. The weighted average grant date fair value per unit for RSUs in 2008, 2007 and 2006 was $75.96, $66.56 and $74.00, respectively.

The total grant date fair value of RSAs and RSUs vested in 2008, 2007 and 2006 was $30 million, $16 million and $11 million, respectively. As of December 31, 2008, there was $37 million and $16 million of total unrecognized compensation cost related to nonvested RSAs and RSUs, respectively, which is expected to be recognized over a weighted average period of 2 years.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan ("ESPP") allows eligible employees to elect to contribute on an after-tax basis between 1% and 10% of their annual pay to purchase our common stock; provided, however, an employee may not contribute more than $25,000 annually to the plan pursuant to Internal Revenue Service restrictions. Shares are purchased at a 15% discount of the fair market value of our common stock on January 1 or December 31, whichever is lower. We initially had 14.5 million shares authorized for issuance under the ESPP, and at December 31, 2008, there were 1.0 million shares reserved for future issuance under the ESPP. At the April 2009 Annual Meeting of Stockholders, we are asking the stockholders to approve an amendment to the ESPP to increase the shares authorized for issuance under the ESPP by 8 million shares. Compensation expense determined under SFAS 123(R) for the year ended December 31, 2008 was calculated using the Black-Scholes option pricing model with the following assumptions:

	2008	2007	2006
Expected life (years)	1.0	1.0	1.0
Risk-free interest rate	3.2%	4.9%	4.4%
Volatility	32.8%	30.5%	28.0%
Dividend yield	0.6%	0.7%	0.9%
Weighted average fair value per share at grant date	$ 11.43	$ 10.39	$ 7.66

We calculated estimated volatility using historical daily prices based on the expected life of the stock purchase plan. The risk-free interest rate is based on the observed U.S. Treasury yield curve in effect at the time the ESPP shares were granted. The dividend yield is based on our history of dividend payouts.

NOTE 5. INCOME TAXES

The provision for income taxes on income from continuing operations is comprised of the following for the years ended December 31:

	2008	2007	2006
Current:			
United States	$ 292	$ 366	$ 861
Foreign	413	381	371
Total current	705	747	1,232
Deferred:			
United States	(14)	19	98
Foreign	(7)	(23)	8
Total deferred	(21)	(4)	106
Provision for income taxes	$ 684	$ 743	$ 1,338

The geographic sources of income from continuing operations before income taxes are as follows for the years ended December 31:

	2008	2007	2006
United States	$ 795	$ 877	$ 1,917
Foreign	1,524	1,380	1,820
Income from continuing operations before income taxes	$ 2,319	$ 2,257	$ 3,737

The provision for income taxes differs from the amount computed by applying the U.S. statutory income tax rate to income from continuing operations before income taxes for the reasons set forth below for the years ended December 31:

	2008	2007	2006
Statutory income tax at 35%	$ 812	$ 790	$ 1,308
Effect of sale of interest in affiliate	–	–	98
Effect of foreign operations	(134)	(84)	(87)
Net tax (benefit) charge related to foreign losses	3	(1)	(3)
State income taxes – net of U.S. tax benefit	19	18	12
Other – net	(16)	20	10
Provision for income taxes	$ 684	$ 743	$ 1,338

During 2006, we provided $708 million for taxes related to the sale of our interest in WesternGeco. Approximately $98 million of this tax provision is in excess of the U.S. statutory income tax rate due to taxes provided on the expected repatriation of the non-U.S. proceeds received in the transaction and a larger U.S. tax gain due to lower tax basis compared to book basis.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. The tax effects of our temporary differences and carryforwards are as follows at December 31:

	2008	2007
Deferred tax assets:		
Receivables	$ 9	$ 6
Inventory	206	160
Property	71	50
Employee benefits	124	29
Other accrued expenses	35	45
Operating loss carryforwards	36	44
Tax credit carryforwards	54	31
Capitalized research and development costs	16	28
Other	55	39
Subtotal	606	432
Valuation allowances	(77)	(67)
Total	529	365
Deferred tax liabilities:		
Goodwill	139	133
Undistributed earnings of foreign subsidiaries	124	99
Other	45	49
Total	308	281
Net deferred tax asset	$ 221	$ 84

We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. We have provided a valuation allowance for operating loss and foreign tax credit carryforwards in certain non-U.S. jurisdictions. The operating loss carryforwards without a valuation allowance will expire in varying amounts over the next twenty years.

We have provided for U.S. and additional foreign taxes for the anticipated repatriation of certain earnings of our foreign subsidiaries. We consider the undistributed earnings of our foreign subsidiaries above the amount for which taxes have already been provided to be indefinitely reinvested, as we have no intention to repatriate these earnings. As such, deferred income taxes are not provided for temporary differences of approximately $2.2 billion, $1.6 billion and $0.8 billion as of December 31, 2008, 2007 and 2006, respectively, representing earnings of non-U.S. subsidiaries intended to be permanently reinvested. These additional foreign earnings could become subject to additional tax if remitted, or deemed remitted, as a dividend. Computation of the potential deferred tax liability associated with these undistributed earnings and other basis difference is not practicable.

At December 31, 2008, we had approximately $45 million of foreign tax credits which may be carried forward indefinitely under applicable foreign law and $8 million of foreign tax credits available to offset future payments of federal income taxes, expiring in 2018. In addition, at December 31, 2008, we had approximately $1 million of state tax credits expiring in varying amounts between 2016 and 2021.

We provide for uncertain tax positions pursuant to FIN 48, *Accounting for Uncertainty in Income Taxes: an Interpretation of FASB Statement No. 109*. As of December 31, 2008, we had $401 million of tax liabilities for gross unrecognized tax benefits, which includes liabilities for interest and penalties of $63 million and $15 million, respectively. If we were to prevail on all uncertain tax positions, the net effect would be a benefit to our effective tax rate of approximately $323 million. The remaining approximately $78 million, which is recorded as a deferred tax asset, represents tax benefits that would be received in different taxing jurisdictions in the event that we did not prevail on all uncertain tax positions.

As of December 31, 2007, we had $457 million of tax liabilities for gross unrecognized tax benefits, which includes liabilities for interest and penalties of $72 million and $22 million, respectively. Our gross unrecognized tax benefits include $9 million of additional taxes and related interest and penalties, recorded in 2007, that are associated with disallowed tax deductions taken in previous years, arising from the resolution of investigations with the Securities and Exchange Commission ("SEC") and the Department of Justice ("DOJ"). If we were to prevail on all uncertain tax positions, the net effect would be a benefit to our effective tax rate of approximately $373 million. The remaining approximately $84 million, which is recorded as a deferred tax asset, represents tax benefits that would be received in different taxing jurisdictions in the event that we did not prevail on all uncertain tax positions.

We have elected under FIN 48 to continue with our prior policy to classify interest and penalties related to unrecognized tax benefits as income taxes in our financial statements. For the year ended December 31, 2008, we recognized a benefit of $16 million for interest and penalties related to unrecognized tax benefits in the consolidated statement of operations.

The following presents a rollforward of our unrecognized tax benefits and associated interest and penalties included in the balance sheet.

	Gross Unrecognized Tax Benefits, Excluding Interest and Penalties	Interest and Penalties	Total Gross Unrecognized Tax Benefits
Balance at January 1, 2007	$ 354	$ 69	$ 423
Increase in prior year tax positions	3	21	24
Increase in current year tax positions	20	5	25
Decrease related to settlements with taxing authorities and lapse of statute of limitations	(22)	(5)	(27)
Increase due to effects of foreign currency translation	8	4	12
Balance at January 1, 2008	$ 363	$ 94	$ 457
Increase/(decrease) in prior year tax positions	(7)	10	3
Increase in current year tax positions	17	5	22
Decrease related to settlements with taxing authorities	(24)	(10)	(34)
Decrease related to lapse of statute of limitations	(20)	(17)	(37)
Decrease due to effects of foreign currency translation	(6)	(4)	(10)
Balance at December 31, 2008	$ 323	$ 78	$ 401

It is expected that the amount of unrecognized tax benefits will change in the next twelve months due to expiring statutes, audit activity, tax payments, competent authority proceedings related to transfer pricing, or final decisions in matters that are the subject of litigation in various taxing jurisdictions in which we operate. At December 31, 2008, we had approximately $77 million of tax liabilities, net of $20 million of tax assets, related to uncertain tax provisions, each of which are individually insignificant, and each of which are reasonably possible of being settled within the next twelve months primarily as the result of audit settlements or statute expirations in several taxing jurisdictions.

At December 31, 2008, approximately $304 million of gross unrecognized tax benefits were included in the non-current portion of our income tax liabilities, for which the settlement period cannot be determined; however, it is not expected to be within the next twelve months.

We operate in over 90 countries and are subject to income taxes in most taxing jurisdictions in which we operate. The following table summarizes the earliest tax years that remain subject to examination by the major taxing jurisdictions in which we operate. These jurisdictions are those we project to have the highest tax liability for 2008.

Jurisdiction	Earliest Open Tax Period	Jurisdiction	Earliest Open Tax Period
Canada	1998	Norway	1999
Germany	2003	United Kingdom	2004
Netherlands	1998	United States	2002

NOTE 6. EARNINGS PER SHARE

A reconciliation of the number of shares used for the basic and diluted EPS computations is as follows for the years ended December 31:

	2008	2007	2006
Weighted average common shares outstanding for basic EPS	307	318	331
Effect of dilutive securities – stock plans	2	2	2
Adjusted weighted average common shares outstanding for diluted EPS	309	320	333
Future potentially dilutive shares excluded from diluted EPS:			
Options with an exercise price greater than the average market price for the period	2	1	1

NOTE 7. INVENTORIES

Inventories are comprised of the following at December 31:

	2008	2007
Finished goods	$ 1,693	$ 1,414
Work in process	175	177
Raw materials	153	123
Total	$ 2,021	$ 1,714

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are comprised of the following at December 31:

	Depreciation Period	2008	2007
Land		$ 85	$ 62
Buildings and improvements	1–30 years	878	775
Machinery and equipment	1–20 years	3,082	2,745
Rental tools and equipment	1–15 years	1,991	1,739
Subtotal		6,036	5,321
Accumulated depreciation		(3,203)	(2,976)
Total		$ 2,833	$ 2,345

NOTE 9. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are detailed below by segment:

	Drilling and Evaluation	Completion and Production	Total
Balance as of December 31, 2006	$ 909	$ 438	$ 1,347
Purchase price and other adjustments	2	1	3
Impact of foreign currency translation adjustments	3	1	4
Balance as of December 31, 2007	914	440	1,354
Goodwill acquired during the period	45	–	45
Purchase price and other adjustments	9	–	9
Impact of foreign currency translation adjustments	(17)	(2)	(19)
Balance as of December 31, 2008	$ 951	$ 438	$ 1,389

We perform an annual impairment test of goodwill as of October 1 of every year. There were no impairments of goodwill in 2008, 2007 or 2006 related to the annual impairment test.

Intangible assets are comprised of the following at December 31:

	2008			2007		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Technology-based	$ 256	$ (122)	$ 134	$ 241	$ (105)	$ 136
Contract-based	12	(7)	5	15	(9)	6
Marketing-related	33	(6)	27	6	(6)	–
Customer-based	37	(5)	32	14	(4)	10
Other	1	(1)	–	–	–	–
Total amortizable intangible assets	339	(141)	198	276	(124)	152
Marketing-related intangible assets with indefinite useful lives	–	–	–	25	–	25
Total	$ 339	$ (141)	$ 198	$ 301	$ (124)	$ 177

Intangible assets are amortized either on a straight-line basis with estimated useful lives ranging from 1 to 20 years, or on a basis that reflects the pattern in which the economic benefits of the intangible assets are expected to be realized, which range from 15 to 30 years.

Amortization expense included in net income for the years ended December 31, 2008, 2007 and 2006 was $20 million, $21 million and $20 million, respectively. Estimated amortization expense for each of the subsequent five fiscal years is expected to be as follows: 2009 – $25 million; 2010 – $23 million; 2011 – $20 million; 2012 – $18 million; and 2013 – $15 million.

NOTE 10. FAIR VALUE OF CERTAIN FINANCIAL ASSETS AND LIABILITIES

On January 1, 2008, we adopted the methods of determining fair value as described in SFAS 157 to value certain of our financial assets and liabilities. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The statement establishes consistency and comparability by providing a fair value hierarchy that prioritizes the inputs to valuation techniques into three broad levels, which are described below:

- Level 1 inputs are quoted market prices in active markets for identical assets or liabilities (these are observable market inputs).
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability (includes quoted market prices for similar assets or identical or similar assets in markets in which there are few transactions, prices that are not current or vary substantially).
- Level 3 inputs are unobservable inputs that reflect the entity's own assumptions in pricing the asset or liability (used when little or no market data is available).

SFAS 157 requires the use of observable market inputs (quoted market prices) when measuring fair value whenever possible and requires a Level 1 quoted price be used to measure fair value whenever possible.

Financial assets and liabilities included in our financial statements and measured at fair value as of December 31, 2008 are classified based on the valuation technique level in the table below:

	Fair Value Measurement at December 31, 2008			
Description	Total	Level 1	Level 2	Level 3
Assets:				
Auction rate securities	$ 11	$ –	$ –	$ 11
Non-qualified defined contribution plan assets	112	–	112	–
Total assets at fair value	$ 123	$ –	$ 112	$ 11
Liabilities:				
Non-qualified defined contribution plan liabilities	$ 112	$ –	$ 112	$ –

The following is a reconciliation of activity for the period for assets measured at fair value based on significant unobservable Inputs (Level 3).

	Level 3 Fair Value Measurements Auction Rate Securities
Balance as of December 31, 2007	$ 36
Total gains or (losses) realized:	
Included in earnings (or changes to net assets)	(25)
Included in other comprehensive income	–
Balance as of December 31, 2008	$ 11

Auction Rate Securities

Until July 2007, the Company invested in auction rate securities ("ARS") that represent interests in three variable rate debt securities. These are credit linked notes and generally combine low risk assets and credit default swaps ("CDS") to create a security that pays interest from the assets' coupon payments and the periodic sale proceeds of the CDS. As of December 31, 2008, the three notes carried split ratings ranging from A to BB, as provided by Standard & Poor's and Fitch rating agencies. Since September 2007, we have been unable to sell our ARS investments because of unsuccessful auctions. Liquidity for these auction rate securities is typically provided by an auction process that resets the applicable interest rate at pre-determined intervals, usually every 7, 28, or 35 days. As a result of the unsuccessful auctions and the downgrade in credit quality, the interest rate for each certificate resets every 28 days at one month LIBOR plus a spread determined by each certificate's lowest assigned rating.

We utilized Level 3 inputs to estimate the fair value of our ARS investments based on the underlying structure of each security and their collateral values, including assessments of counterparty credit quality, default risk underlying the security, expected cash flows, discount rates and overall capital market liquidity. Based on this analysis, we recorded an other-than-temporary impairment loss of $25 million, which is included in our consolidated statement of operations. The valuation of our ARS investments is subject to uncertainties that are difficult to predict and require significant judgment. The fair value of our ARS investments could change significantly in the future based on various factors including changes to credit ratings of the securities as well as to the underlying assets supporting those securities, rates of default of the underlying assets, underlying collateral value, discount rates, counterparty risk or if auctions were to resume. Based on our ability and intent to hold such investments for a period of time sufficient to allow for any anticipated recovery in the fair value, we have classified all of our auction rate securities as noncurrent investments.

Non-qualified Defined Contribution Plan Assets and Liabilities

We have a non-qualified defined contribution plan that provides basically the same benefit as our Thrift Plan for certain non-U.S. employees who are not eligible to participate in the Thrift Plan. In addition, we provide a non-qualified supplemental retirement plan for certain officers and employees whose benefits under the Thrift Plan and/or U.S. defined benefit pension plan are limited by federal tax law. The assets of both plans consist primarily of mutual funds and to a lesser extent equity securities. We hold the assets of these plans under a grantor trust and have recorded the assets along with the related deferred compensation liability at fair value. The assets and liabilities were valued using Level 2 inputs at the reporting date and were based on quoted market prices from various major stock exchanges.

Nonfinancial Assets and Liabilities

In November 2007, the FASB placed a one year deferral for the implementation of SFAS 157 for nonfinancial assets and liabilities. Accordingly, we adopted the methods of determining fair value described in SFAS 157 as applicable for nonfinancial assets and liabilities beginning January 1, 2009.

NOTE 11. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

Our financial instruments include cash and short-term investments, noncurrent investments in auction rate securities, accounts receivable, accounts payable, debt, foreign currency forward contracts and foreign currency option contracts. Except as described below, the estimated fair value of such financial instruments at December 31, 2008 and 2007 approximates their carrying value as reflected in our consolidated balance sheets. The fair value of our debt and foreign currency forward contracts has been estimated based on quoted year end market prices.

The estimated fair value of total debt at December 31, 2008 and 2007 was $2,471 million and $1,170 million, respectively, which differs from the carrying amounts of $2,333 million and $1,084 million, respectively, included in our consolidated balance sheets.

Foreign Currency Forward Contracts

At December 31, 2008, we had entered into several foreign currency forward contracts with notional amounts aggregating $125 million to hedge exposure to currency fluctuations in various foreign currencies, including British Pound Sterling, Euro, Norwegian Krone and the Brazilian Real. These contracts are designated and qualify as fair value hedging instruments. Based on quoted market prices as of December 31, 2008 for contracts with similar terms and maturity dates, we recorded a loss of $0.5 million to adjust these foreign currency forward contracts to their fair market value. This loss offsets designated foreign exchange gains resulting from the underlying exposures and is included in MG&A expenses in our consolidated statement of operations.

At December 31, 2007, we had entered into several foreign currency forward contracts with notional amounts aggregating $115 million to hedge exposure to currency fluctuations in various foreign currency denominated accounts payable and accounts receivable, including the British Pound Sterling, Norwegian Krone, Euro and the Brazilian Real. These contracts are designated and qualify as fair value hedging instruments. Based on quoted market prices as of December 31, 2007 for contracts with similar terms and maturity dates, we recorded a gain of $1 million to adjust these foreign currency forward contracts to their fair market value. This gain offsets designated foreign currency exchange losses resulting from the underlying exposures and is included in MG&A expenses in the consolidated statement of operations.

At December 31, 2007, we had entered into option contracts with notional amounts aggregating $20 million as a hedge of fluctuations in the Russian Ruble exchange rate. The contracts were not designated as hedging instruments. Based on quoted market prices as of December 31, 2007 for contracts with similar terms and maturity dates, we recorded a loss of $0.3 million to adjust the carrying value of these contracts to their fair market value. This loss is included in MG&A expenses in our consolidated statement of operations.

The counterparties to our foreign currency forward contracts are financial institutions. We monitor the credit ratings and our concentration of risk with these financial institutions on a continuing basis. In the event that the counterparties fail to meet the terms of a foreign currency contract, our exposure is limited to the foreign currency exchange rate differential.

Concentration of Credit Risk

We sell our products and services to numerous companies in the oil and natural gas industry. Although this concentration could affect our overall exposure to credit risk, we believe that our risk is minimized since the majority of our business is conducted with major companies within the industry. We perform periodic credit evaluations of our customers' financial condition and generally do not require collateral for our accounts receivable. In some cases, we will require payment in advance or security in the form of a letter of credit or bank guarantee.

We maintain cash deposits with financial institutions that may exceed federally insured limits. We monitor the credit ratings and our concentration of risk with these financial institutions on a continuing basis to safeguard our cash deposits.

NOTE 12. INDEBTEDNESS

Total debt consisted of the following at December 31, net of unamortized discount and debt issuance costs:

	2008	2007
6.25% Notes due January 2009 with an effective interest rate of 5.77%	$ 325	$ 330
6.00% Notes due February 2009 with an effective interest rate of 6.11%	200	200
6.50% Senior Notes due November 2013 with an effective interest rate of 6.73%	495	–
7.50% Senior Notes due November 2018 with an effective interest rate of 7.67%	740	–
8.55% Debentures due June 2024 with an effective interest rate of 8.76%	148	147
6.875% Notes due January 2029 with an effective interest rate of 7.08%	392	392
Other debt	33	15
Total debt	2,333	1,084
Less short-term debt and current maturities of long-term debt	558	15
Long-term debt	$ 1,775	$ 1,069

On April 1, 2008, we entered into a credit agreement (the "2008 Credit Agreement") for a committed $500 million revolving credit facility that expires in March 2009. The 2008 Credit Agreement contains certain covenants, which, among other things, require the maintenance of a funded indebtedness to total capitalization ratio (a defined formula per the agreement) of less than or equal to 0.60, restrict certain merger transactions or the sale of all or substantially all of our assets or a significant subsidiary and limit the amount of subsidiary indebtedness. Upon the occurrence of certain events of default, our obligations under the 2008 Credit Agreement may be accelerated. Such events of default include payment defaults to lenders under the 2008 Credit Agreement, covenant defaults and other customary defaults. In March of 2009, we expect to renew or extend this facility. If we are not able to renew or extend the 2008 Credit Agreement on acceptable terms, availability under the commercial paper program will also be reduced by $500 million.

At December 31, 2008, we had $1,508 million of credit facilities with commercial banks, of which $1.0 billion are committed revolving credit facilities, which includes the 2008 Credit Agreement. The committed facilities expire on July 7, 2012 ($500 million), unless extended, and on March 31, 2009 ($500 million). The $500 million facility that expires on July 7, 2012 provides for a one year extension, subject to the approval and acceptance by the lenders, among other conditions. In addition, this facility contains a provision to allow for an increase in the facility amount of an additional $500 million, subject to the approval and acceptance by the lenders, among other conditions. Both facilities contain certain covenants which, among other things, require the maintenance of a funded indebtedness to total capitalization ratio, restrict certain merger transactions or the sale of all or substantially all of the assets of the Company or a significant subsidiary and limit the amount of subsidiary indebtedness. Upon the occurrence of certain events of default, our obligations under the facilities may be accelerated. Such events of default include payment defaults to lenders under the facilities, covenant defaults and other customary defaults.

At December 31, 2008, we were in compliance with all of the covenants of both facilities. There were no direct borrowings under the facilities during the year ended December 31, 2008; however, to the extent we have outstanding commercial paper, our ability to borrow under the facilities is reduced.

On March 3, 2008, we initiated a commercial paper program (the "Program") under which we may issue from time to time unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $500 million. On April 2, 2008, we increased the Program to an aggregate of $1.0 billion. The proceeds of the Program are used for general corporate purposes, including working capital, capital expenditures, acquisitions and share repurchases. Commercial paper issued under the Program is scheduled to mature within approximately 270 days of issuance. The commercial paper is not redeemable prior to maturity and will not be subject to voluntary prepayment. At December 31, 2008, we had no outstanding commercial paper.

On October 28, 2008, we sold $500 million of 6.50% Senior Notes that will mature November 15, 2013, and $750 million of 7.50% Senior Notes that will mature November 15, 2018 (collectively, the "Notes"). Net proceeds from the offering were $1,235 million after deducting the underwriting discounts and expenses of the offering. We used a portion of the net proceeds to repay outstanding commercial paper, as well as to repay $325 million aggregate principal amount of our outstanding 6.25% notes, which matured on January 15, 2009, and $200 million aggregate principal amount of our outstanding 6.00% notes, which matured on February 15, 2009. We will use the remaining net proceeds from the offering for general corporate purposes, which could include funding on-going operations, business acquisitions and repurchases of our common stock. Interest on the Notes is payable May 15 and November 15 of each year. The first interest payment will be made on May 15, 2009, and will consist of accrued interest from October 28, 2008. The Notes are senior unsecured obligations and rank equal in right of payment to all of our existing and future senior indebtedness; senior in right of payment to any future subordinated indebtedness; and effectively junior to our future secured indebtedness, if any, and to all existing and future indebtedness of our subsidiaries. We may redeem, at our option, all or part of the Notes at any time, at the applicable make-whole redemption prices plus accrued and unpaid interest to the date of redemption.

In prior years, we terminated various interest rate swap agreements prior to their scheduled maturities resulting in net gains. The net gains were deferred and are being amortized as a net reduction of interest expense over the remaining life of the underlying debt securities. The unamortized net deferred gains of $0.2 million and $5 million are included in the 6.25% Notes due January 2009 in the consolidated balance sheets at December 31, 2008 and 2007, respectively.

Maturities of debt at December 31, 2008 are as follows: 2009 – $558 million; 2010 – $0 million; 2011 – $0 million; 2012 – $0 million, 2013 – $495 million; and $1,280 million thereafter.

NOTE 13. SEGMENT AND RELATED INFORMATION

We are a major supplier of wellbore related products and technology services and systems and provide products and services for drilling, formation evaluation, completion and production, and reservoir technology and consulting to the worldwide oil and natural gas industry. We report results for our product-line focused divisions under two segments: the Drilling and Evaluation segment and the Completion and Production segment. We have aggregated the divisions within each segment because they have similar economic characteristics and because the long-term financial performance of these divisions is affected by similar economic conditions. They also operate in the same markets, which includes all of the major oil and natural gas producing regions of the world. The results of each segment are evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies of our segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements.

- The Drilling and Evaluation segment consists of the Baker Hughes Drilling Fluids (drilling fluids), Hughes Christensen (oilfield drill bits), INTEQ (drilling, measurement-while-drilling and logging-while-drilling) and Baker Atlas (wireline formation evaluation and wireline completion services) divisions and also includes our reservoir technology and consulting group. The Drilling and Evaluation segment provides products and services used to drill and evaluate oil and natural gas wells as well as consulting services used in the analysis of oil and gas reservoirs.
- The Completion and Production segment consists of the Baker Oil Tools (workover, fishing and completion equipment), Baker Petrolite (oilfield specialty chemicals), Centrilift (electrical submersible pumps and progressing cavity pumps) divisions, the ProductionQuest (production optimization and permanent monitoring) business unit and Integrated Operations and Project Management. The Completion and Production segment provides equipment and services used from the completion phase through the productive life of oil and natural gas wells.

The performance of our segments is evaluated based on segment profit (loss), which is defined as income from continuing operations before income taxes, interest expense, interest and dividend income and certain gains and losses not allocated to the segments.

Summarized financial information is shown in the following table.

	Drilling and Evaluation	Completion and Production	Oilfield Operations	Corporate and Other	Total
2008					
Revenues	$ 6,049	$ 5,815	$ 11,864	$ –	$ 11,864
Equity in income of affiliates	2	–	2	–	2
Segment profit (loss)	1,398	1,282	2,680	(361)	2,319
Total assets	5,468	4,518	9,986	1,875	11,861
Investment in affiliates	9	–	9	–	9
Capital expenditures	806	352	1,158	145	1,303
Depreciation and amortization	409	185	594	43	637
2007					
Revenues	$ 5,293	$ 5,135	$ 10,428	$ –	$ 10,428
Equity in income of affiliates	1	–	1	–	1
Segment profit (loss)	1,396	1,112	2,508	(251)	2,257
Total assets	4,720	4,096	8,816	1,041	9,857
Investment in affiliates	9	–	9	–	9
Capital expenditures	774	352	1,126	1	1,127
Depreciation and amortization	335	162	497	24	521
2006					
Revenues	$ 4,660	$ 4,367	$ 9,027	$ –	$ 9,027
Equity in income of affiliates	1	–	1	59	60
Segment profit (loss)	1,242	942	2,184	1,553	3,737
Total assets	3,989	3,596	7,585	1,121	8,706
Investment in affiliates	7	13	20	–	20
Capital expenditures	632	280	912	10	922
Depreciation and amortization	275	135	410	24	434

For the years ended December 31, 2008, 2007 and 2006, there were no revenues attributable to one customer that accounted for more than 10% of total revenues.

The following table presents the details of "Corporate and Other" segment profit (loss) for the years ended December 31:

	2008	2007	2006
Corporate and other expenses	$ (240)	$ (229)	$ (248)
Interest expense	(89)	(66)	(69)
Interest and dividend income	27	44	68
Impairment loss on investments	(25)	–	–
Gain on sale of product line	28	–	–
Litigation settlement	(62)	–	–
Gain on sale of interest in affiliate	–	–	1,744
Equity income from WesternGeco	–	–	58
Total	$ (361)	$ (251)	$ 1,553

The following table presents the details of "Corporate and Other" total assets at December 31:

	2008	2007	2006
Cash and other assets	$ 1,684	$ 795	$ 903
Accounts receivable	20	7	9
Current deferred tax asset	2	1	2
Property, plant and equipment	28	38	66
Other tangible assets	141	200	141
Total	$ 1,875	$ 1,041	$ 1,121

The following table presents consolidated revenues based on the location of the use of the products or services for the years ended December 31:

	2008	2007	2006
United States	$ 4,512	$ 3,822	$ 3,421
Canada and other	666	619	655
North America	5,178	4,441	4,076
Latin America	1,127	903	751
Europe, Africa, Russia and the Caspian	3,386	3,076	2,489
Middle East, Asia Pacific	2,173	2,008	1,711
Total	$ 11,864	$ 10,428	$ 9,027

The following table presents net property, plant and equipment based on the location of the asset at December 31:

	2008	2007	2006
United States	$ 1,356	$ 1,128	$ 928
Canada and other	104	91	84
North America	1,460	1,219	1,012
Latin America	259	160	111
Europe, Africa, Russia and the Caspian	679	641	468
Middle East, Asia Pacific	435	325	210
Total	$ 2,833	$ 2,345	$ 1,801

NOTE 14. EMPLOYEE BENEFIT PLANS

Defined Benefit Plans

We have noncontributory defined benefit pension plans ("Pension Benefits") covering employees primarily in the U.S., the U.K. and Germany. Under the provisions of the U.S. qualified pension plan, a hypothetical cash balance account is established for each participant. Such accounts receive pay credits on a quarterly basis. The quarterly pay credit is based on a percentage according to the employee's age on the last day of the quarter applied to quarterly eligible compensation. In addition to quarterly pay credits, a cash balance account receives interest credits based on the balance in the account on the last day of the quarter. The U.S. qualified pension plan also includes frozen accrued benefits for participants in legacy defined benefit plans. For the majority of the participants in the U.K. pension plans, we do not accrue benefits as the plans are frozen; however, there are a limited number of members who still accrue future benefits on a defined benefit basis. The Germany pension plan is an unfunded plan where benefits are based on creditable years of service, creditable pay and accrual rates. We also provide certain postretirement health care benefits ("other postretirement benefits"), through an unfunded plan, to substantially all U.S. employees who retire and have met certain age and service requirements.

SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year end statement of financial position effective for 2008. The impact of moving our funded status measurement date from October 1st to December 31st was a reduction of $4 million to our 2008 beginning retained earnings.

Funded Status

Below is the reconciliation of the beginning and ending balances of benefit obligations, fair value of plan assets and the funded status of our plans. For our pension plans, the benefit obligation is the projected benefit obligation ("PBO") and for our other post-retirement benefit plan, the benefit obligation is the accumulated postretirement benefit obligation ("APBO"). The beginning of the year balances are as of October 1st for 2008 and 2007. The end of year balances are as of December 31st for 2008 and September 30th for 2007; therefore, for 2008 reconciling items reflected below represent fifteen months of activity as a result of the adoption of SFAS 158.

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2008	2007	2008	2007	2008	2007
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 280	$ 270	$ 319	$ 361	$ 156	$ 157
Service cost	38	31	3	3	10	8
Interest cost	21	16	21	18	11	9
Actuarial (gain) loss	(16)	(20)	(36)	(58)	(1)	(4)
Benefits paid	(16)	(13)	(8)	(16)	(18)	(14)
Other	(4)	(4)	(2)	1	–	–
Exchange rate adjustments	–	–	(70)	10	–	–
Benefit obligation at end of year	303	280	227	319	158	156
Change in plan assets:						
Fair value of plan assets at beginning of year	459	410	306	273	–	–
Actual return on plan assets	(152)	62	(45)	10	–	–
Employer contributions	3	2	17	34	18	14
Benefits paid	(16)	(12)	(8)	(16)	(18)	(14)
Other	(4)	(3)	–	–	–	–
Exchange rate adjustments	–	–	(73)	5	–	–
Fair value of plan assets at end of year	290	459	197	306	–	–
Funded status over (under) at measurement date	(13)	179	(30)	(13)	(158)	(156)
Employer contributions – fourth quarter	–	1	–	4	–	4
Funded status over (under) at end of year	$ (13)	$ 180	$ (30)	$ (9)	$ (158)	$ (152)

The amounts recognized in the consolidated balance sheet consist of the following as of December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2008	2007	2008	2007	2008	2007
Noncurrent assets	$ 4	$ 197	$ 11	$ 31	$ –	$ –
Current liabilities	(2)	(2)	(1)	(1)	(15)	(14)
Noncurrent liabilities	(15)	(15)	(40)	(39)	(143)	(138)
Net amount recognized	$ (13)	$ 180	$ (30)	$ (9)	$ (158)	$ (152)

The weighted average asset allocations by asset category for the plans are as follows at December 31:

	Percentage of Plan Assets					
	U.S. Pension Benefits			Non-U.S. Pension Benefits		
Asset Category	Target	2008	2007	Target	2008	2007
Equity securities	68%	63%	72%	53%	49%	55%
Debt securities	25%	30%	22%	33%	36%	28%
Real estate	7%	6%	6%	10%	10%	12%
Other	–	1%	–	4%	5%	5%
Total	100%	100%	100%	100%	100%	100%

We have investment committees that meet at least quarterly to review the portfolio returns and periodically to determine asset-mix targets based on asset/liability studies. Third-party investment consultants assisted us in developing asset allocation strategies to determine our expected rates of return and expected risk for various investment portfolios. The investment committees considered these studies in the formal establishment of the current asset-mix targets based on the projected risk and return levels for all major asset classes.

The accumulated benefit obligation ("ABO") is the actuarial present value of pension benefits attributed to employee service to date and present compensation levels. The ABO differs from the PBO in that the ABO does not include any assumptions about future compensation levels. The ABO for all U.S. plans was $293 million and $275 million at December 31, 2008 and 2007, respectively. The ABO for all non-U.S. plans was $220 million and $309 million at December 31, 2008 and 2007, respectively.

Information for the plans with ABOs in excess of plan assets is as follows at December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2008	2007	2008	2007	2008	2007
Projected benefit obligation	$ 17	$ 18	$ 43	$ 42	n/a	n/a
Accumulated benefit obligation	17	18	36	34	$ 158	$ 156
Fair value of plan assets	–	–	2	2	n/a	n/a

Weighted average assumptions used to determine benefit obligations for these plans are as follows for the years ended December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2008	2007	2008	2007	2008	2007
Discount rate	6.4%	6.3%	6.4%	5.7%	6.4%	6.3%
Rate of compensation increase	4.0%	4.0%	4.0%	4.1%	n/a	n/a
Social security increase	3.5%	n/a	3.1%	n/a	n/a	n/a

The development of the discount rate for our U.S. plans was based on a bond matching model whereby a hypothetical bond portfolio of high-quality, fixed-income securities is selected that will match the cash flows underlying the projected benefit obligation. The discount rate assumption for our non-U.S. plans reflects the market rate for high-quality, fixed-income securities.

Accumulated Other Comprehensive Loss

The amounts recognized in accumulated other comprehensive loss consist of the following as of December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2008	2007	2008	2007	2008	2007
Net loss (gain)	$ 173	$ (10)	$ 83	$ 75	$ 6	$ 7
Net prior service cost	4	5	–	–	4	6
Total	$ 177	$ (5)	$ 83	$ 75	$ 10	$ 13

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $16 million and $1 million, respectively. The estimated prior service cost for the other postretirement benefits that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $1 million.

Net Periodic Benefit Costs

The components of net periodic benefit cost are as follows for the years ended December 31:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Service cost	$ 30	$ 31	$ 26	$ 2	$ 3	$ 3	$ 8	$ 8	$ 7
Interest cost	17	16	13	17	18	15	9	9	10
Expected return on plan assets	(38)	(34)	(32)	(20)	(19)	(16)	–	–	–
Amortization of prior service cost	–	–	–	–	–	–	1	1	1
Amortization of net loss	1	1	1	1	3	3	–	–	2
Other	–	–	–	(2)	–	–	–	–	–
Net periodic benefit cost	$ 10	$ 14	$ 8	$ (2)	$ 5	$ 5	$ 18	$ 18	$ 20

Weighted average assumptions used to determine net periodic benefit costs for these plans are as follows for the years ended December 31:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Discount rate	6.3%	6.0%	5.5%	5.7%	5.0%	4.9%	6.3%	6.0%	5.5%
Expected long-term return on plan assets	8.5%	8.5%	8.5%	7.2%	6.9%	6.9%	n/a	n/a	n/a
Rate of compensation increase	4.0%	4.0%	4.0%	4.1%	3.9%	3.5%	n/a	n/a	n/a
Social security increase	3.5%	n/a	n/a	3.1%	n/a	n/a	n/a	n/a	n/a

In selecting the expected rate of return on plan assets, we consider the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of these plans. This includes considering the trusts' asset allocation and the expected returns likely to be earned over the life of the plans.

Expected Cash Flows

For all pension plans, we make annual contributions to the plans in amounts equal to or greater than amounts necessary to meet minimum governmental funding requirements. We are not required nor do we intend to make pension contributions to the U.S. qualified pension plan in 2009. Although we previously expected to forgo contributions for a period of five to eight years, due to recent downturns in investment markets and the decline in the value of the pension plan assets, we may be required to make contributions to the U.S. qualified pension plan within the next two to three years. In 2009, we expect to contribute between $2 million and $3 million to our nonqualified U.S. pension plans and between $12 million and $14 million to the non-U.S. pension plans. In 2009, we also expect to make benefit payments related to postretirement welfare plans of between $15 million and $16 million.

The following table presents the expected benefit payments over the next ten years. The U.S. and non-U.S. pension benefit payments are made by the respective pension trust funds. The other postretirement benefits are net of expected Medicare subsidies of approximately $2 million per year and are payments that are expected to be made by us.

Year	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
2009	$ 18	$ 9	$ 15
2010	20	7	15
2011	22	8	16
2012	26	8	17
2013	29	9	18
2014–2018	190	47	102

Health Care Cost Trend Rates

Assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits. As of December 31, 2008, the health care cost trend rate was 8% for employees under age 65 and 6.5% for participants over age 65, with each declining gradually each successive year until it reaches 5% for both employees under age 65 and over age 65 in 2018. A one percentage point change in assumed health care cost trend rates would have had the following effects on 2008:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$ 0.4	$ (0.4)
Effect on postretirement welfare benefit obligation	6.1	(5.6)

DEFINED CONTRIBUTION PLANS

During the periods reported, generally all of our U.S. employees were eligible to participate in our sponsored Thrift Plan, which is a 401(k) plan under the Internal Revenue Code of 1986, as amended ("the Code"). The Thrift Plan allows eligible employees to elect to contribute from 1% to 50% of their salaries to an investment trust. Beginning January 1, 2007, employee contributions are matched by the Company in cash at the rate of $1.00 per $1.00 employee contribution for the first 5% of the employee's salary. In prior years, employee contributions were matched in cash by us at the rate of $1.00 per $1.00 employee contribution for the first 3% and $0.50 per $1.00 employee contribution for the next 2% of the employee's salary. In all years, such contributions vest immediately. In addition, we make cash contributions for all eligible employees between 2% and 5% of their salary depending on the employee's age. Such contributions are fully vested to the employee after three years of employment. The Thrift Plan provides for ten different investment options, for which the employee has sole discretion in determining how both the employer and employee contributions are invested. The Thrift Plan does not offer Baker Hughes company stock as an investment option. Our contributions to the Thrift Plan and several other non-U.S. defined contribution plans amounted to $137 million, $131 million and $102 million in 2008, 2007 and 2006, respectively.

For certain non-U.S. employees who are not eligible to participate in the Thrift Plan, we provide a non-qualified defined contribution plan that provides basically the same benefits as the Thrift Plan. In addition, we provide a non-qualified supplemental retirement plan ("SRP") for certain officers and employees whose benefits under the Thrift Plan and/or the U.S. defined benefit pension plan are limited by federal tax law. The SRP also allows the eligible employees to defer a portion of their eligible compensation and provides for employer matching and base contributions pursuant to limitations. Both non-qualified plans are invested through trusts, and the assets and corresponding liabilities are included in our consolidated balance sheet. Our contributions to these non-qualified plans were $9 million, $11 million and $8 million for 2008, 2007 and 2006, respectively.

In 2009, we estimate we will contribute between $139 million and $150 million to our defined contribution plans.

POSTEMPLOYMENT BENEFITS

We provide certain postemployment disability income, medical and other benefits to substantially all qualifying former or inactive U.S. employees. Income benefits for long-term disability are provided through a fully-insured plan. The continuation of medical and other benefits while on disability ("Continuation Benefits") are provided through a qualified self-insured plan. The accrued postemployment liability for Continuation Benefits at December 31, 2008 and 2007 was $12 million and $14 million, respectively, and is included in other liabilities in our consolidated balance sheet.

NOTE 15. COMMITMENTS AND CONTINGENCIES

Leases

At December 31, 2008, we had long-term non-cancelable operating leases covering certain facilities and equipment. The minimum annual rental commitments, net of amounts due under subleases, for each of the five years in the period ending December 31, 2013 are $123 million, $94 million, $67 million, $47 million and $27 million, respectively, and $118 million in the aggregate thereafter. Rent expense, which generally includes transportation equipment and warehouse facilities, was $227 million, $179 million and $161 million for the years ended December 31, 2008, 2007 and 2006, respectively. We have not entered into any significant capital leases during the three years ended December 31, 2008.

Litigation

We are involved in litigation or proceedings that have arisen in our ordinary business activities. We insure against these risks to the extent deemed prudent by our management and to the extent insurance is available, but no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. In determining the amount of self-insurance, it is our policy to self-insure those losses that are predictable, measurable and recurring in nature, such as claims for automobile liability, general liability and workers compensation. We record accruals for the uninsured portion of losses. The accruals for losses are calculated by estimating losses for claims using historical claim data, specific loss development factors and other information as necessary.

On September 12, 2001, we, without admitting or denying the factual allegations contained in the Order, consented with the SEC to the entry of an Order making Findings and Imposing a Cease-and-Desist Order (the "Order") for violations of Section 13(b)(2)(A) and Section 13(b)(2)(B) of the Exchange Act. Among the findings included in the Order were the following: In 1999, we discovered that certain of our officers had authorized an improper $75,000 payment to an Indonesian tax official, after which we embarked on a corrective course of conduct, including voluntarily and promptly disclosing the misconduct to the SEC and the DOJ. In the course of our investigation of the Indonesia matter, we learned that we had made payments in the amount of $15,000 and $10,000 in India and Brazil, respectively, to our agents, without taking adequate steps to ensure that none of the payments would be passed on to foreign government officials. The Order found that the foregoing payments violated Section 13(b)(2)(A). The Order also found us in violation of Section 13(b)(2)(B) because we did not have a system of internal controls to determine if payments violated the FCPA. The FCPA makes it unlawful for U.S. issuers, including us, or anyone acting on their behalf, to make improper payments to any foreign official in order to obtain or retain business. In addition, as discussed below, the FCPA establishes accounting and internal control requirements for U.S. issuers. We cooperated with the SEC's investigation.

By the Order, dated September 12, 2001 (previously disclosed by us and incorporated by reference in this annual report as Exhibit 99.1), we agreed to cease and desist from committing or causing any violation and any future violation of Section 13(b)(2)(A) and Section 13(b)(2)(B) of the Exchange Act. Such Sections of the Exchange Act require issuers to: (x) make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer and (y) devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary: (I) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and (II) to maintain accountability for assets.

On March 29, 2002, we announced that we had been advised that the SEC and the DOJ were conducting investigations into allegations of violations of law relating to Nigeria and other related matters. The SEC issued a formal order of investigation into possible violations of provisions under the FCPA regarding anti-bribery, books and records and internal controls. In connection with the investigations, the SEC issued subpoenas seeking information about our operations in Angola (subpoena dated August 6, 2003) and Kazakhstan (subpoenas dated August 6, 2003 and April 22, 2005) as part of its investigation. We provided documents to and cooperated fully with the SEC and DOJ. In addition, we conducted internal investigations into these matters. Our internal investigations identified issues regarding the propriety of certain payments and apparent deficiencies in our books and records and internal controls with respect to certain operations in Angola, Kazakhstan and Nigeria, as well as potential liabilities to government authorities in Nigeria. Evidence obtained during the course of the investigations was provided to the SEC and DOJ.

On April 26, 2007, the United States District Court, Southern District of Texas, Houston Division (the "Court") unsealed a three-count criminal information that had been filed against us as part of the execution of a Deferred Prosecution Agreement (the "DPA") between us and the DOJ. The three counts arise out of payments made to an agent in connection with a project in Kazakhstan and include conspiracy to violate the FCPA, a substantive violation of the antibribery provisions of the FCPA, and a violation of the FCPA's books-and-records provisions. All three counts relate to our operations in Kazakhstan during the period from 2000 to 2003. Although we did not plead guilty to that information, we face prosecution under that information, and possibly under other charges as well, if we fail to comply with the terms of the DPA. Those terms include, for the two-year term of the DPA, full cooperation with the government; compliance with all federal criminal law, including but not limited to the FCPA; and adoption of a Compliance Code containing specific provisions intended to prevent violations of the FCPA. The DPA also requires us to retain an independent monitor for a term of three years to assess and make recommendations about our compliance policies and procedures and our implementation of those procedures. Provided that we comply with the DPA, the DOJ has agreed not to prosecute us for violations of the FCPA based on information that we have disclosed to the DOJ regarding our operations in Nigeria, Angola, Kazakhstan, Indonesia, Russia, Uzbekistan, Turkmenistan, and Azerbaijan, among other countries.

On the same date, the Court also accepted a plea of guilty by our subsidiary Baker Hughes Services International, Inc. ("BHSII") pursuant to a plea agreement between BHSII and the DOJ (the "Plea Agreement") based on similar charges relating to the same conduct. Pursuant to the Plea Agreement, BHSII agreed to a three-year term of organizational probation. The Plea Agreement contains provisions requiring BHSII to cooperate with the government, to comply with all federal criminal law, and to adopt a Compliance Code similar to the one that the DPA requires of the Company.

Also on April 26, 2007, the SEC filed a Complaint (the "SEC Complaint") and a proposed order (the "SEC Order") against us in the Court. The SEC Complaint and the SEC Order were filed as part of a settled civil enforcement action by the SEC, to resolve the civil portion of the government's investigation of us. As part of our agreement with the SEC, we consented to the filing of the SEC Complaint without admitting or denying the allegations in the Complaint, and also consented to the entry of the SEC Order. The SEC Complaint alleges civil violations of the FCPA's antibribery provisions related to our operations in Kazakhstan, the FCPA's books-and-records and internal-controls provisions related to our operations in Nigeria, Angola, Kazakhstan, Indonesia, Russia, and Uzbekistan, and the SEC's cease and desist order of September 12, 2001. The SEC Order became effective on May 1, 2007, which is the date it was confirmed by the Court. The SEC order enjoins us from violating the FCPA's antibribery, books-and-records, and internal-controls provisions. As in the DPA, it requires that we retain the independent monitor to assess our FCPA compliance policies and procedures for the three-year period.

Under the terms of the settlements with the DOJ and the SEC, the Company and BHSII paid, in the second quarter of 2007, $44 million ($11 million in criminal penalties, $10 million in civil penalties, $20 million in disgorgement of profits and $3 million in pre-judgment interest) to settle these investigations. In the fourth quarter of 2006, we recorded a financial charge for the potential settlement. We previously disclosed copies of these agreements and settlements and the same are incorporated by reference in this annual report as Exhibits 10.57, 10.58 and 99.2 through 99.7.

We have retained, and the SEC and DOJ have approved, an independent monitor to assess our FCPA compliance policies and procedures for the specified three-year period.

On May 4, 2007 and May 15, 2007, The Sheetmetal Workers' National Pension Fund and Chris Larson, respectively, instituted shareholder derivative lawsuits for and on the Company's behalf against certain current and former members of the Board of Directors and certain current and former officers, and the Company as a nominal defendant, following the Company's settlement with the DOJ and SEC in April 2007. On August 17, 2007, the Alaska Plumbing and Pipefitting Industry Pension Trust also instituted a shareholder derivative lawsuit for and on the Company's behalf against certain current and former members of the Board of Directors and certain current and former officers, and the Company as a nominal defendant. On June 6, 2008, the Midwestern Teamsters Pension Trust Fund and Oppenheim Kapitalanlagegesellschaft Mbh instituted a shareholder derivative lawsuit for and on the Company's behalf against certain current and former members of the Board of Directors and certain current and former officers, and the Company as a nominal defendant. The complaints in all four lawsuits allege, among other things, that the individual defendants failed to implement adequate controls and compliance procedures to prevent the events addressed by the settlement with the DOJ and SEC. The relief sought in the lawsuits includes a declaration that the defendants breached their fiduciary duties, an award of damages sustained by the Company as a result of the alleged breach and monetary and injunctive relief, as well as attorneys' and experts' fees. On May 15, 2008, the consolidated complaint of the Sheetmetal Workers' National Pension Fund and The Alaska Plumbing and Pipefitting Industry Pension Trust was dismissed for lack of subject matter jurisdiction by the Houston Division of the United States District Court for the Southern District of Texas. The lawsuit brought by Chris Larson in the 215th District Court of Harris County, Texas was dismissed on September 15, 2008. The lawsuit brought by the Midwestern Teamsters Pension Trust Fund and Oppenheim Kapitalanlagegesellschaft Mbh is pending in the Houston Division of the United States District Court for the Southern District of Texas. An estimate of the possible loss or range of loss in connection with this lawsuit cannot be made. However, we do not expect this lawsuit to have a material adverse effect on our consolidated financial statements.

On May 12, 2006, Baker Hughes Oilfield Operations, Inc. ("BHOO"), a subsidiary of the Company, was named as a defendant in a lawsuit in the United States District Court, Eastern District of Texas brought by ReedHycalog against BHOO and other third parties arising out of alleged patent infringement relating to the sale of certain diamond drill bits utilizing certain types of polycrystalline diamond cutters sold by our Hughes Christensen division (the "ReedHycalog Claims"). On May 22, 2008, an agreement was reached for reciprocal licenses with ReedHycalog, now a division of National Oilwell Varco, Inc. regarding the ReedHycalog Claims and related Baker Hughes counter-claims. As part of the agreement, the Company and ReedHycalog agreed to a cross-license of the disputed technologies. As a result, in June 2008, the Company paid ReedHycalog $70 million in royalties for prior use of certain patented technologies, and ReedHycalog paid the Company $8 million in royalties for the license of certain Company patented technologies. The net pre-tax charge of $62 million for the settlement of this litigation is reflected in the consolidated statement of operations for the year ended December 31, 2008. In addition, the Company will pay a minimum of $30 million in royalties for future use, of which $7 million has been paid as of December 31, 2008. Pursuant to the agreement, BHOO was dismissed from all claims and has released ReedHycalog from all counter-claims.

Further information is contained in the "Environmental Matters" section of Item 1. Business contained herein.

Environmental Matters

Our past and present operations include activities which are subject to extensive domestic (including U.S. federal, state and local) and international environmental regulations with regard to air, land and water quality and other environmental matters. Our environmental procedures, policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage.

We are involved in voluntary remediation projects at some of our present and former manufacturing locations or other facilities, the majority of which relate to properties obtained in acquisitions or to sites no longer actively used in operations. On rare occasions, remediation activities are conducted as specified by a government agency-issued consent decree or agreed order. Remediation costs are accrued based on estimates of probable exposure using currently available facts, existing environmental permits, technology and presently enacted laws and regulations. Remediation cost estimates include direct costs related to the environmental investigation, external consulting activities, governmental oversight fees, treatment equipment and costs associated with long-term operation, maintenance and monitoring of a remediation project.

We have also been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites. We participate in the process set out in the Joint Participation and Defense Agreement to negotiate with government agencies, identify other PRPs, determine each PRP's allocation and estimate remediation costs. We have accrued what we believe to be our pro-rata share of the total estimated cost of remediation and associated management of these Superfund sites. This share is based upon the ratio that the estimated volume of waste we contributed to the site bears to the total estimated volume of waste disposed at the site. Applicable United States federal law imposes joint and several liability on each PRP for the cleanup of these sites leaving us with the uncertainty that we may be responsible for the remediation cost attributable to other PRPs who are unable to pay their share. No accrual has been made under the joint and several liability concept for those Superfund sites where our participation is de minimis since we believe that the probability that we will have to pay material costs above our volumetric share is remote. We believe there are other PRPs who have greater involvement on a volumetric calculation basis, who have substantial assets and who may be reasonably expected to pay their share of the cost of remediation. For those Superfund sites where we are a significant PRP, remediation costs are estimated to include recalcitrant parties. In some cases, we have insurance coverage or contractual indemnities from third parties to cover a portion of or the ultimate liability.

Our total accrual for environmental remediation is $17 million and $17 million, which includes accruals of $6 million and $5 million for the various Superfund sites, at December 31, 2008 and 2007, respectively. The determination of the required accruals for remediation costs is subject to uncertainty, including the evolving nature of environmental regulations and the difficulty in estimating the extent and type of remediation activity that will be utilized. We believe that the likelihood of material losses in excess of the amounts accrued is remote.

Other

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as letters of credit and other bank issued guarantees, which totaled approximately $660 million at December 31, 2008. We also had commitments outstanding for purchase obligations related to capital expenditures and inventory under purchase orders and contracts of approximately $433 million at December 31, 2008. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

NOTE 16. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a reconciliation of Accumulated Other Comprehensive Loss:

	Pensions and Other Postretirement Benefits	Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Loss
Balance at December 31, 2006	$ (127)	$ (60)	$ (187)
Translation adjustments		72	72
Amortization of prior service cost	2		2
Amortization of actuarial net loss	3		3
Actuarial net gains arising in the year	106		106
Effect of exchange rate	(3)		(3)
Deferred taxes	(37)		(37)
Balance at December 31, 2007	(56)	12	(44)
Translation adjustments		(354)	(354)
Amortization of prior service cost	1		1
Amortization of actuarial net loss	2		2
Actuarial net losses arising in the year	(222)		(222)
Adjustment to reflect change in measurement date	1		1
Effect of exchange rate	26		26
Deferred taxes	67		67
Balance at December 31, 2008	$ (181)	$ (342)	$ (523)

NOTE 17. QUARTERLY DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2008					
Revenues	$ 2,670	$ 2,998	$ 3,010	$ 3,186	$ 11,864
Gross profit[(1)]	798	895	879	912	3,484
Income from continuing operations	569	551	590	609	2,319
Net income	395	379	429	432	1,635
Basic earnings per share:					
Income from continuing operations	1.28	1.24	1.40	1.41	5.32
Net income	1.28	1.24	1.40	1.41	5.32
Diluted earnings per share:					
Income from continuing operations	1.27	1.23	1.39	1.41	5.30
Net income	1.27	1.23	1.39	1.41	5.30
Dividends per share	0.13	0.13	0.15	0.15	0.56
Common stock market prices:					
High	81.34	89.56	88.57	60.54	
Low	63.90	68.50	60.93	26.02	
2007					
Revenues	$ 2,473	$ 2,537	$ 2,678	$ 2,740	$ 10,428
Gross profit[(1)]	781	773	818	839	3,211
Income from continuing operations	555	532	576	594	2,257
Net income	375	349	389	401	1,514
Basic earnings per share:					
Income from continuing operations	1.17	1.10	1.23	1.27	4.76
Net income	1.17	1.10	1.23	1.27	4.76
Diluted earnings per share:					
Income from continuing operations	1.17	1.09	1.22	1.26	4.73
Net income	1.17	1.09	1.22	1.26	4.73
Dividends per share	0.13	0.13	0.13	0.13	0.52
Common stock market prices:					
High	71.94	89.36	90.73	98.67	
Low	62.74	66.73	75.84	78.23	

(1) Represents revenues less cost of sales, cost of services and rentals and research and engineering.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act of 1934, as amended (the "Exchange Act"). This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. Based on this evaluation, these officers have concluded that, as of December 31, 2008, our disclosure controls and procedures, as defined by Rule 13a-15(e) of the Exchange Act, are effective at a reasonable assurance level.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, such as this annual report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Design and Evaluation of Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management included a report of their assessment of the design and effectiveness of our internal controls over financial reporting as part of this Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. Management's report and the independent registered public accounting firm's attestation report are included in Item 8 under the caption entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" and are incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Item 5.03(a). Amendments to Articles of Incorporation or Bylaws; Changes in Fiscal Year.

On February 26, 2009, the Board of Directors amended Article III, Section 1 of the Company's Bylaws to decrease the authorized number of directors from twelve to eleven, effective April 23, 2009, which will eliminate the vacancy on the Board of Directors that will result from the retirement of General James F. McCall as a director of the Company following the Company's 2009 annual meeting of stockholders. Because this Annual Report on Form 10-K is being filed within four business days from February 26, 2009, the restatement of the Bylaws is being disclosed hereunder rather than under Item 5.03(a) of Form 8-K. The restated Bylaws are attached hereto and incorporated by reference as Exhibits 3.2 and 4.3.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the Business Code of Conduct and Code of Ethical Conduct Certificates for our principal executive officer, principal financial officer and principal accounting officer are described in Item 1. Business of this Annual Report. Information concerning our directors is set forth in the sections entitled "Proposal No. 1, Election of Directors," and "Corporate Governance – Committees of the Board – Audit/Ethics Committee" in our Proxy Statement for the Annual Meeting of Stockholders to be held April 23, 2009 ("Proxy Statement"), which sections are incorporated herein by reference. For information regarding our executive officers, see "Item 1. Business – Executive Officers" in this Annual Report on Form 10-K. Additional information regarding compliance by directors and executive officers with Section 16(a) of the Exchange Act is set forth under the section entitled "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in our Proxy Statement, which section is incorporated herein by reference. For information concerning our Business Code of Conduct and Code of Ethical Conduct Certificates, see "Item 1. Business" in this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information for this item is set forth in the following sections of our Proxy Statement, which sections are incorporated herein by reference: "Compensation Discussion and Analysis," "Executive Compensation," "Director Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning security ownership of certain beneficial owners and our management is set forth in the sections entitled "Voting Securities" and "Security Ownership of Management" in our Proxy Statement, which sections are incorporated herein by reference.

Our Board of Directors has approved procedures for use under our Securities Trading and Disclosure Policy to permit our employees, officers and directors to enter into written trading plans complying with Rule 10b5-1 under the Exchange Act. Rule 10b5-1 provides criteria under which such an individual may establish a prearranged plan to buy or sell a specified number of shares of a company's stock over a set period of time. Any such plan must be entered into in good faith at a time when the individual is not in possession of material, nonpublic information. If an individual establishes a plan satisfying the requirements of Rule 10b5-1, such individual's subsequent receipt of material, nonpublic information will not prevent transactions under the plan from being executed. Certain of our officers have advised us that they have and may enter into a stock sales plan for the sale of shares of our common stock which are intended to comply with the requirements of Rule 10b5-1 of the Exchange Act. In addition, the Company has and may in the future enter into repurchases of our common stock under a plan that complies with Rule 10b5-1 or Rule 10b-18 of the Exchange Act.

Equity Compensation Plan Information

The information in the following table is presented as of December 31, 2008 with respect to shares of our common stock that may be issued under our existing equity compensation plans, including the Baker Hughes Incorporated 1993 Stock Option Plan, the Baker Hughes Incorporated Long-Term Incentive Plan and the Baker Hughes Incorporated 2002 Directors & Officers Long-Term Incentive Plan, all of which have been approved by our stockholders.

	(In millions of shares)		
Equity Compensation Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the first column)
Stockholder-approved plans (excluding Employee Stock Purchase Plan)	1.3	$ 64.30	2.5
Nonstockholder-approved plans[1]	2.2	57.36	3.2
Subtotal (except for weighted average exercise price)	3.5	59.96	5.7
Employee Stock Purchase Plan[2]	–	–	1.0
Total	3.5	$ 59.96	6.7

(1) The table includes the following nonstockholder-approved plans: the 1998 Employee Stock Option Plan, the 2002 Employee Long-Term Incentive Plan and the Director Compensation Deferral Plan. A description of each of these plans is set forth below.

(2) The per share purchase price under the Baker Hughes Incorporated Employee Stock Purchase Plan is determined in accordance with section 423 of the Code as 85% of the lower of the fair market value of a share of our common stock on the date of grant or the date of purchase.

Our nonstockholder-approved plans are described below:

1998 Employee Stock Option Plan

The Baker Hughes Incorporated 1998 Employee Stock Option Plan (the "1998 ESOP") was adopted effective as of October 1, 1998. The number of shares authorized for issuance under the 1998 ESOP was 7.0 million shares. Nonqualified stock options may be granted under the 1998 ESOP to our employees. The exercise price of the options will be equal to the fair market value per share of our common stock on the date of grant, and option terms may be up to ten years. Under the terms and conditions of the option award agreements for options issued under the 1998 ESOP, options generally vest and become exercisable in installments over the optionee's period of service, and the options vest on an accelerated basis in the event of a change in control. As of December 31, 2008, options covering approximately 0.1 million shares of our common stock were outstanding under the 1998 ESOP, options covering approximately 66,000 shares were exercised during fiscal year 2008. There are no shares available for grants of future options as the plan expired on October 1, 2008.

2002 Employee Long-Term Incentive Plan

The Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan (the "2002 Employee LTIP") was adopted effective as of March 6, 2002. The 2002 Employee LTIP permits the grant of awards as nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, stock awards and cash-based awards to our corporate officers and key employees. The number of shares authorized for issuance under the 2002 Employee LTIP is 9.5 million, with no more than 2.7 million available for grant as awards other than options (the number of shares is subject to adjustment for changes in our common stock).

The 2002 Employee LTIP is the companion plan to the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan, which was approved by our stockholders in 2002. The rationale for the two companion plans was to discontinue the use of the remaining older option plans and to have only two plans from which we would issue compensation awards.

Options. The exercise price of the options will not be less than the fair market value of the shares of our common stock on the date of grant, and options terms may be up to ten years. The maximum number of shares of our common stock that may be subject to options granted under the 2002 Employee LTIP to any one employee during any one fiscal year will not exceed 3.0 million, subject to adjustment under the antidilution provisions of the 2002 Employee LTIP. Under the terms and conditions of the stock option awards for options issued under the 2002 Employee LTIP, options generally vest and become exercisable in installments over the optionee's period of service, and the options vest on an accelerated basis in the event of a change in control or certain terminations of employment. As of December 31, 2008, options covering approximately 2.0 million shares of our common stock were outstanding under the 2002 Employee LTIP, options covering approximately 0.2 million shares were exercised during fiscal year 2008 and approximately 2.7 million shares remained available for future options.

Performance Shares and Units; Cash-Based Awards. Performance shares may be granted to employees in the amounts and upon the terms determined by the Compensation Committee of our Board of Directors, but must be limited to no more than 1.0 million shares to any one employee in any one fiscal year. Performance units and cash-based awards may be granted to employees in amounts and upon the terms determined by the Compensation Committee, but must be limited to no more than $10 million for any one employee in any one fiscal year. The performance measures that may be used to determine the extent of the actual performance payout or vesting include, but are not limited to, net earnings; earnings per share; return measures; cash flow return on investments (net cash flows divided by owner's equity); earnings before or after taxes, interest, depreciation and/or amortization; share price (including growth measures and total shareholder return) and Baker Value Added (our metric that measures operating profit after tax less the cost of capital employed).

Restricted Stock and Restricted Stock Units. With respect to awards of restricted stock and restricted stock units, the Compensation Committee will determine the conditions or restrictions on the awards, including whether the holders of the restricted stock or restricted stock units will exercise full voting rights (in the case of restricted stock awards only) or receive dividends and other distributions during the restriction period. At the time the award is made, the Compensation Committee will determine the right to receive unvested restricted stock or restricted units after termination of service. Awards of restricted stock are limited to 1.0 million shares in any one year to any one individual. Awards of restricted stock units are limited to 1.0 million units in any one year to any one individual.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2002 Employee LTIP on the terms and conditions determined by the Compensation Committee. The grant price of a freestanding stock appreciation right will not be less than the fair market value of our common stock on the date of grant. The maximum number of shares of our common stock that may be subject to stock appreciation rights granted under the 2002 Employee LTIP to any one individual during any one fiscal year will not exceed 3.0 million shares, subject to adjustment under the antidilution provisions of the 2002 Employee LTIP.

Administration; Amendment and Termination. The Compensation Committee shall administer the 2002 Employee LTIP, and in the absence of the Compensation Committee, the Board will administer the Plan. The Compensation Committee will have full and exclusive power to interpret the provisions of the 2002 Employee LTIP as the Committee may deem necessary or proper. The Board may alter, amend, modify, suspend or terminate the 2002 Employee LTIP, except that no amendment, modification, suspension or termination that would adversely affect in any material way the rights of a participant under any award previously granted under the 2002 Employee LTIP may be made without the written consent of the participant. In addition, no amendment of the 2002 Employee LTIP shall become effective absent stockholder approval of the amendment, to the extent stockholder approval is otherwise required by applicable legal requirements.

Director Compensation Deferral Plan

The Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective July 24, 2002 (the "Deferral Plan"), is intended to provide a means for members of our Board of Directors to defer compensation otherwise payable and provide flexibility with respect to our compensation policies. Under the provisions of the Deferral Plan, directors may elect to defer income with respect to each calendar year. The compensation deferrals may be stock option-related deferrals or cash-based deferrals. If a director elects a stock option-related deferral, on the last day of each calendar quarter he or she will be granted a nonqualified stock option. The number of shares subject to the stock option is calculated by multiplying the amount of the deferred compensation that otherwise would have been paid to the director during the quarter by 4.4 and then dividing by the fair market value of our common stock on the last day of the quarter. The per share exercise price of the option will be the fair market value of a share of our common stock on the date the option is granted. Stock options granted under the Deferral Plan vest on the first anniversary of the date of grant and must be exercised within ten years of the date of grant. If a director's directorship terminates for any reason, any options outstanding will expire three years after the termination of the directorship. The maximum aggregate number of shares of our common stock that may be issued under the Deferral Plan is 0.5 million. As of December 31, 2008, options covering 3,313 shares of our common stock were outstanding under the Deferral Plan, there were no shares exercised during fiscal 2008 and approximately 0.5 million shares remained available for future options.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information for this item is set forth in the sections entitled "Corporate Governance-Director Independence" and "Certain Relationships and Related Transactions" in our Proxy Statement, which sections are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information concerning principal accounting fees and services is set forth in the section entitled "Fees Paid to Deloitte & Touche LLP" in our Proxy Statement, which section is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) List of Documents filed as part of this Report.

(1) Financial Statements

All financial statements of the Registrant as set forth under Item 8 of this Annual Report on Form 10-K.

Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts

(3) Exhibits

Each exhibit identified below is filed as a part of this report. Exhibits designated with an "*" are filed as an exhibit to this Annual Report on Form 10-K. Exhibits designated with a "+" are identified as management contracts or compensatory plans or arrangements. Exhibits previously filed as indicated below are incorporated by reference.

3.1 Restated Certificate of Incorporation (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2007).

3.2* Restated Bylaws of Baker Hughes Incorporated effective as of April 23, 2009.

3.3 Bylaws of Baker Hughes Incorporated restated as of October 23, 2008 and effective until April 23, 2009 (filed as Exhibit 3.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2008).

4.1 Rights of Holders of the Company's Long-Term Debt. The Company has no long-term debt instrument with regard to which the securities authorized there under equal or exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of its long-term debt instruments to the SEC upon request.

4.2 Restated Certificate of Incorporation (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2007).

4.3* Restated Bylaws of Baker Hughes Incorporated effective as of April 23, 2009 (filed as Exhibit 3.2 to this Annual Report on Form 10-K).

4.4 Bylaws of Baker Hughes Incorporated restated as of October 23, 2008 and effective until April 23, 2009 (filed as Exhibit 3.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2008).

4.5 Indenture dated as of May 15, 1994 between Western Atlas Inc. and The Bank of New York, Trustee, providing for the issuance of securities in series (filed as Exhibit 4.4 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2004).

4.6 Indenture dated October 28, 2008, between Baker Hughes Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (filed as Exhibit 4.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 29, 2008).

4.7 Officers' Certificate of Baker Hughes Incorporated dated October 28 2008 establishing the 6.50% Senior Notes due 2013 and the 7.50% Senior Notes due 2018 (filed as Exhibit 4.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 29, 2008).

4.8 Form of 6.50% Senior Notes Due 2013 (filed as Exhibit 4.3 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 29, 2008).

4.9 Form of 7.50% Senior Notes Due 2018 (filed as Exhibit 4.4 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 29, 2008).

10.1+ Amendment and Restatement of Employment Agreement between Chad C. Deaton and Baker Hughes Incorporated dated as of January 1, 2009 (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed December 19, 2008).

10.2+ Form of Amended and Restated Change in Control Agreement between Baker Hughes Incorporated and each of the executive officers effective as of January 1, 2009 (filed as Exhibit 10.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed December 19, 2008).

10.3+ Stock Option Agreement issued to Chad C. Deaton on October 25, 2004 in the amount of 75,000 shares of Company Common Stock (filed as Exhibit 10.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2004).

10.4+ Agreement regarding restricted stock award issued to Chad C. Deaton on October 25, 2004 in the amount of 80,000 shares of Company Common Stock (filed as Exhibit 10.5 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2004).

10.5+ Letter Agreement between Baker Hughes Incorporated and James R. Clark dated August 30, 2007 (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed August 31, 2007).

10.6+ Letter Agreement between Peter A. Ragauss and Baker Hughes Incorporated dated as of March 27, 2006 (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed March 31, 2006).

10.7+ Letter Agreement between Baker Hughes Incorporated and David H. Barr dated October 25, 2007 (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2007).

10.8+ Amendment and Restatement of the Baker Hughes Incorporated Change in Control Severance Plan effective as of January 1, 2009 (filed as Exhibit 10.3 to Current Report of Baker Hughes Incorporated on Form 8-K filed December 19, 2008).

10.9+ Form of Indemnification Agreement between Baker Hughes Incorporated and each of the directors and executive officers (filed as Exhibit 10.4 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.10+ Form of Amendment to the Indemnification Agreement between Baker Hughes Incorporated and each of the directors and executive officers effective as of January 1, 2009 (filed as Exhibit 10.4 to Current Report of Baker Hughes Incorporated on Form 8-K filed December 19, 2008).

10.11+ Baker Hughes Incorporated Director Retirement Policy for Certain Members of the Board of Directors (filed as Exhibit 10.10 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.12+ Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective as of January 1, 2009 (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2008).

10.13+ Amendment to Baker Hughes Incorporated Director Compensation Deferral Plan effective as of January 1, 2009 (filed as Exhibit 10.5 to Current Report of Baker Hughes Incorporated on Form 8-K filed on December 19, 2008).

10.14+ Baker Hughes Incorporated Executive Severance Plan, as amended and restated on February 7, 2008 (filed as Exhibit 10.17 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2007).

10.15+ Baker Hughes Incorporated Annual Incentive Compensation Plan, as amended and restated on February 20, 2008 (filed as Exhibit 10.18 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2007).

10.16+ Amendment to the Baker Hughes Annual Incentive Compensation Plan effective as of January 1, 2009 (filed as Exhibit 10.7 to Current Report of Baker Hughes Incorporated on Form 8-K filed on December 19, 2008).

10.17+ Baker Hughes Incorporated Supplemental Retirement Plan, as amended and restated effective as of January 1, 2009 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2008).

10.18+ Amendment to the Baker Hughes Incorporated Supplemental Retirement Plan effective as of January 1, 2009 (filed as Exhibit 10.6 to Current Report of Baker Hughes Incorporated on Form 8-K filed on December 19, 2008).

10.19+ Long-Term Incentive Plan, as amended by Amendment No. 1999-1 to Long-Term Incentive Plan (filed as Exhibit 10.18 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.20+ Baker Hughes Incorporated 1998 Employee Stock Option Plan, as amended by Amendment No. 1999-1 to 1998 Employee Stock Option Plan (filed as Exhibit 10.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2003).

10.21+ Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan (filed as Exhibit 4.4 to Registration Statement No. 333-87372 of Baker Hughes Incorporated on Form S-8 filed May 1, 2002).

10.22+ Amendment to Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan, effective July 24, 2008 (filed as Exhibit 10.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2008).

10.23+ Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2003).

10.24+ Amendment to 2002 Director & Officer Long-Term Incentive Plan, effective as of October 27, 2005 (filed as Exhibit 10.3 of Baker Hughes Incorporated to Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

10.25+ Amendment to Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan effective July 24, 2008 (filed as Exhibit 10.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2008).

10.26 Baker Hughes Incorporated Employee Stock Purchase Plan, as amended and restated, effective as of March 3, 2003 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2003).

10.27+ Form of Stock Option Agreement for executive officers effective October 1, 1998 (filed as Exhibit 10.37 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.28+ Form of Nonqualified Stock Option Agreement for directors effective October 25, 1998 (filed as Exhibit 10.39 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.29+ Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement for executive officers, dated January 24, 2001 (filed as Exhibit 10.41 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.30 Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement for employees, dated January 30, 2002 (filed as Exhibit 10.43 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.31 Form of Baker Hughes Incorporated Incentive Stock Option Agreement for employees, dated January 30, 2002 (filed as Exhibit 10.44 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.32+ Form of Baker Hughes Incorporated Stock Option Award Agreements, with Terms and Conditions (filed as Exhibit 10.46 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.33+ Form of Restricted Stock Award Resolution, including Terms and Conditions (filed as Exhibit 10.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2004).

10.34+ Form of Baker Hughes Incorporated Restricted Stock Award Agreement (filed as Exhibit 10.54 to Annual Report on Form 10-K for the year ended December 31, 2004).

10.35+ Form of Baker Hughes Incorporated Restricted Stock Award Terms and Conditions (filed as Exhibit 10.54 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2004).

10.36 Form of Baker Hughes Incorporated Restricted Stock Unit Agreement, including Terms and Conditions (filed as Exhibit 10.18 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2007).

10.37 Form of Baker Hughes Incorporated Restricted Stock Unit Agreement (filed as Exhibit 10.54 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2004).

10.38 Form of Baker Hughes Incorporated Restricted Stock Unit Terms and Conditions (filed as Exhibit 10.54 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2004).

10.39+ Form of Baker Hughes Incorporated Restricted Stock Award, including Terms and Conditions for directors (filed as Exhibit 10.40 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2005).

10.40+ Form of Baker Hughes Incorporated Stock Option Award Agreement, including Terms and Conditions for directors (filed as Exhibit 10.41 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2005).

10.41+ Form of Baker Hughes Incorporated Performance Unit Award Agreement, including Terms and Conditions (filed as Exhibit 10.42 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2007).

10.42+ Form of Baker Hughes Incorporated Performance Unit Award Agreement, including Terms and Conditions (filed as Exhibit 10.42 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2005).

10.43+ Form of Amended Baker Hughes Incorporated 2006 Performance Unit Award Terms and Conditions (filed as Exhibit 10.8 to Current Report of Baker Hughes Incorporated on Form 8-K filed December 19, 2008).

10.44+ Form of Amended Baker Hughes Incorporated 2007 Performance Unit Award Terms and Conditions (filed as Exhibit 10.9 to Current Report of Baker Hughes Incorporated on Form 8-K filed December 19, 2008).

10.45+ Performance Goals for the Performance Unit Award granted in 2006 (filed as Exhibit 10.43 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2005).

10.46+ Form of Performance Goals for the Performance Unit Awards (filed as Exhibit 10.44 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2006).

10.47+*Compensation Table for Named Executive Officers and Directors.

10.48 Form of Credit Agreement, dated as of July 7, 2005, among Baker Hughes Incorporated, JPMorgan Chase Bank, N.A., as Administrative Agent and fourteen lenders for $500 million, in the aggregate for all banks (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed July 11, 2005).

10.49 First Amendment to the Credit Agreement dated June 7, 2006, among Baker Hughes Incorporated and fifteen banks for $500 million, in the aggregate for all banks (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed on June 12, 2006).

10.50 Second Amendment to the Credit Agreement dated May 31, 2007, among Baker Hughes Incorporated and fifteen banks for $500 million, in the aggregate for all banks (filed as Exhibit 10.1 to current Report of Baker Hughes Incorporated on Form 8-K filed June 4, 2007).

10.51 Third Amendment to Credit Agreement dated as of April 1, 2008, among Baker Hughes Incorporated, JP Morgan Chase Bank, N.A., as Administrative Agent, and fifteen lenders for $500 million, in the aggregate for all banks (filed as Exhibit 10.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed April 2, 2008).

10.52 Credit Agreement dated as of April 1, 2008, among Baker Hughes Incorporated, JP Morgan Chase Bank, N.A., as Administrative Agent, and fifteen lenders for $500 million, in the aggregate for all banks (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed April 2, 2008).

10.53 Agreement of Resignation, Appointment and Acceptance by and among Baker Hughes Incorporated, Citibank, N.A. and the Bank of New York Trust Company, N.A. dated as of April 26, 2007, effective May 1, 2007 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

10.54 Agreement and Plan of Merger among Baker Hughes Incorporated, Baker Hughes Delaware I, Inc. and Western Atlas Inc. dated as of May 10, 1998 (filed as Exhibit 10.30 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.55 Tax Sharing Agreement dated October 31, 1997, between Western Atlas Inc. and UNOVA Inc. (filed as Exhibit 10.31 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.56+ Employee Benefits Agreement dated October 31, 1997, between Western Atlas Inc. and UNOVA Inc. (filed as Exhibit 10.32 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.57 Deferred Prosecution Agreement between Baker Hughes Incorporated and the United States Department of Justice filed on April 26, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 10.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

10.58 Plea Agreement between Baker Hughes Services International, Inc. and the United States Department of Justice filed on April 26, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 10.5 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

10.59+*Letter Agreement between Baker Hughes Incorporated and David H. Barr dated February 25, 2009.

10.60+*Consulting Agreement between Baker Hughes Oilfield Operations, Inc. and David H. Barr dated February 25, 2009.

21.1* Subsidiaries of Registrant.

23.1* Consent of Deloitte & Touche LLP.

31.1* Certification of Chad C. Deaton, Chief Executive Officer, dated February 26, 2009, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

31.2* Certification of Peter A. Ragauss, Chief Financial Officer, dated February 26, 2009, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

32* Statement of Chad C. Deaton, Chief Executive Officer, and Peter A. Ragauss, Chief Financial Officer, dated February 26, 2009, furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended.

99.1 Administrative Proceeding, File No. 3-10572, dated September 12, 2001, as issued by the Securities and Exchange Commission (filed as Exhibit 99.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed on September 19, 2001).

99.2 Baker Hughes Incorporated Information document filed on April 26, 2007, by the United States Attorney's Office for the Southern District of Texas and the United States Department of Justice (filed as Exhibit 99.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

99.3 Baker Hughes Services International, Inc. Information document filed on April 26, 2007, by the Untied States Attorney's Office for the Southern District of Texas and the United States Department of Justice (filed as Exhibit 99.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

99.4 Sentencing Memorandum and Motion for Waiver of Pre-Sentence Investigation of Baker Hughes Services International, Inc. (filed as Exhibit 99.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

99.5 Baker Hughes Services International, Inc. Sentencing Letter from the United States Department of Justice dated April 24, 2007 (filed as Exhibit 99.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

99.6 The Complaint by the Securities and Exchange Commission vs. Baker Hughes Incorporated filed on April 26, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 99.5 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

99.7 Final Judgment by the Securities and Exchange Commission as to Defendant Baker Hughes Incorporated dated and filed on May 1, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 99.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2007).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAKER HUGHES INCORPORATED

Date: February 26, 2009

/s/CHAD C. DEATON
Chad C. Deaton
Chairman of the Board, President and Chief Executive Officer

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chad C. Deaton and Peter A. Ragauss, each of whom may act without joinder of the other, as their true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/CHAD C. DEATON (Chad C. Deaton)	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	February 26, 2009
/s/PETER A. RAGAUSS (Peter A. Ragauss)	Senior Vice President and Chief Financial Officer (principal financial officer)	February 26, 2009
/s/ALAN J. KEIFER (Alan J. Keifer)	Vice President and Controller (principal accounting officer)	February 26, 2009
/s/LARRY D. BRADY (Larry D. Brady)	Director	February 26, 2009
/s/CLARENCE P. CAZALOT, JR. (Clarence P. Cazalot, Jr.)	Director	February 26, 2009
/s/EDWARD P. DJEREJIAN (Edward P. Djerejian)	Director	February 26, 2009
/s/ANTHONY G. FERNANDES (Anthony G. Fernandes)	Director	February 26, 2009
/s/CLAIRE W. GARGALLI (Claire W. Gargalli)	Director	February 26, 2009
/s/PIERRE H. JUNGELS (Pierre H. Jungels)	Director	February 26, 2009
/s/JAMES A. LASH (James A. Lash)	Director	February 26, 2009
/s/JAMES F. MCCALL (James F. McCall)	Director	February 26, 2009
/s/J. LARRY NICHOLS (J. Larry Nichols)	Director	February 26, 2009
/s/H. JOHN RILEY, JR. (H. John Riley, Jr.)	Director	February 26, 2009
/s/CHARLES L. WATSON (Charles L. Watson)	Director	February 26, 2009

BAKER HUGHES INCORPORATED
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

			Deductions			
(In millions)	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Reversal of Prior Deductions[1]	Write-offs[2]	Charged to Other Accounts[3]	Balance at End of Period
Year ended December 31, 2008:						
Reserve for doubtful accounts receivable	$ 59	$ 49	$ (18)	$ (15)	$ (1)	$ 74
Reserve for inventories	221	61	–	(30)	(8)	244
Year ended December 31, 2007:						
Reserve for doubtful accounts receivable	51	36	(14)	(10)	(4)	59
Reserve for inventories	212	43	–	(37)	3	221
Year ended December 31, 2006:						
Reserve for doubtful accounts receivable	51	28	(20)	(11)	3	51
Reserve for inventories	201	45	–	(38)	4	212

(1) Represents the reversals of prior accruals as receivables are collected.

(2) Represents the elimination of accounts receivable and inventory deemed uncollectible or worthless.

(3) Represents reclasses, currency translation adjustments and divestitures.

GOVERNANCE AT BAKER HUGHES

Baker Hughes Corporate Governance Guidelines –

Our board's Corporate Governance Guidelines regulate its relationship with stockholders, the conduct of the company's affairs and its relationship with our senior executive management. The guidelines recognize that the board has a separate and unique role as the link in the chain of authority between the stockholders and senior executive management. The Corporate Governance Guidelines can be accessed electronically at www.bakerhughes.com/investor in the "About Baker Hughes" section.

The Baker Hughes board consists of 12 directors, including 11 independent non-management directors. The company's bylaws allow the board to have between 9 and 12 members. Expansion above 12 members requires an affirmative vote of 75% of the members of the board. The sole inside director is Chad C. Deaton, Chairman of the Board, President and Chief Executive Officer of Baker Hughes. Director H. John Riley serves as the Lead Director.

Directors are elected annually. Independent non-management directors cannot stand for re-election at the annual meeting of stockholders following their 72nd birthday, and must resign if attendance at board and committee meetings falls below 66%. The board may waive these requirements if it believes retention of the board member is in the best interest of our company. In addition, any nominee for director who receives a "withhold" vote representing a majority of the votes cast for his or her election is required to submit a letter of resignation to the Board's Governance Committee. The Governance Committee would recommend to the Board whether or not the resignation should be accepted.

Baker Hughes Directors At A Glance

- All 11 independent non-management directors serve on no more than three other public boards.
- The average age of the directors is 65. The average tenure on the board is approximately eight years.
- The diversity of principal occupations represented on our board includes Diplomacy (Djerejian), Diversified Industrial and Manufacturing (Fernandes and Riley), Energy (Cazalot, Jungels, Nichols and Watson), Executive Search (Gargalli), Finance (McCall), High Technology (Lash), Industrial Technologies (Brady) and Oilfield Services (Deaton).
- The board has 6 meetings scheduled in 2009.
- In 2008, the board held seven meetings and all directors attended more than 92% of all committee and board meetings.
- All six members of the Audit/Ethics Committee meet the SEC requirements of an "audit committee financial expert." The board has named Anthony G. Fernandes as its financial expert.
- The Audit/Ethics, Compensation, Finance and Governance Committees are all comprised solely of independent non-management directors.
- The board conducts continuing director education and director orientation.

Committees of the Board

The board has five standing committees – Audit/Ethics, Compensation, Finance, Governance and Executive. The Audit/Ethics, Compensation and Governance Committees are comprised solely of independent non-management directors in accordance with NYSE corporate governance listing standards. The Finance Committee is also comprised of independent non-management directors. Additionally, the board has adopted charters for the Audit/Ethics, Compensation and Governance Committees that comply with the requirements of the NYSE standards, applicable provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and SEC rules. Each of the charters has been posted and is available for public viewing in the "About Baker Hughes" section of our website at www.bakerhughes.com. The Audit/Ethics Committee met fourteen times in 2008. The Compensation Committee met seven times in 2008. The Finance Committee met four times in 2008. The Governance Committee met four times in 2008. Independent non-management directors meet without the CEO on a regular basis.

The Audit/Ethics Committee is comprised of six independent non-management directors and is responsible for assisting the board with the oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualification and independence of our independent registered public accounting firm and the performance of our internal audit function.

The Committee:

- selects the independent registered public accounting firm used by the company and reviews their performance;
- reviews financial reporting and disclosure issues with management and the internal auditors;
- establishes guidelines with respect to earnings news releases and the financial information and earnings guidance provided to analysts;
- meets periodically with management, the internal auditors and the independent registered public accounting firm to review the work of each. The independent registered public accounting firm and internal auditors have full and free access to the Audit/Ethics Committee, without management present, to discuss auditing and financial reporting matters;
- reviews and pre-approves audit and non-audit fees;
- provides assistance to the board in overseeing matters related to risk analysis and risk management;
- annually reviews compliance with our Business Code of Conduct and Foreign Corrupt Practices Act policies. The Baker Hughes Business Code of Conduct and Code of Ethical Conduct Certifications are available on our website;
- prepares an annual report to stockholders which is published in our proxy statement (contained herein) and made available on our website.

The Compensation Committee is comprised of five independent non-management directors and is responsible for seeing that the senior executives of our company are compensated effectively in a manner that is consistent with our compensation strategy, internal equity compensation considerations and competitive practice.

The Committee:

- reviews our compensation strategy to ensure that management is rewarded appropriately for its contributions to growth and profitability, and that executive compensation supports both company and stockholder interests;
- reviews our long-term equity incentive plans (and makes grants thereunder), employee retirement income plans, the employee thrift plan and the employee stock purchase plan;
- annually approves revisions to our annual salary increase guidelines and sets bonus goals;
- approves salary and bonus awards to key executives;
- recommends incentive compensation and stock award plans for approval by stockholders;
- annually reviews management succession plans;
- annually reviews levels of stock ownership by officers in accordance with our stock ownership policy;
- reviews disclosures in compensation discussion and analysis and prepares an annual report to stockholders which are published in our proxy statement (contained herein) and are available on our website.

The Finance Committee is comprised of six independent non-management directors and is responsible for reviewing and monitoring the financial planning and actions taken that are related to the financial structure of our company.

The Committee:

- reviews and approves for recommendation to the board any public equity offerings, public debt offerings or other debt arrangements, issuances of warrants, options or convertible or exchangeable securities, loans to third parties and dividend policy changes;
- periodically reviews our activities with credit rating agencies and monitors key financial ratios;
- annually reviews our policies regarding approval levels for capital expenditures;
- periodically reviews our policy and controls with regard to derivatives and foreign exchange exposure;
- annually reviews our insurance programs.

The Governance Committee is comprised of five independent non-management directors and is responsible for all governance related matters overseen by the board, including recruiting and recommending candidates for election to the board, reviewing the criteria for board membership against the current needs of the board, recommending directors' fees and monitoring compliance with the Corporate Governance Guidelines.

The Committee:

- annually reviews the structure of the board and the skills and experiences of its members, to assure that the proper skills and diversity of experience are represented on the board;
- assesses the board contributions of the directors and recommends to the board if the director should be re-nominated at the next annual meeting;
- annually reviews board compensation and compensation methods;
- reviews outside directorships in other companies by Baker Hughes' senior officers;
- reviews and recommends directors' fees;
- annually reviews our Policy Statement of Shareholder Rights Plans which is on our website;
- periodically reviews compliance with our environmental policy. The Baker Hughes Environmental Policy is available on our website.

		Committee*							
Directors	Age	Executive	Audit/Ethics	Governance	Finance	Compensation	Employee	Independent	Director Since
Chad C. Deaton	56	C					X		2004
Larry D. Brady	66		M		C			X	2004
Clarence P. Cazalot, Jr.	58	M	M	C				X	2002
Edward P. Djerejian	69			M		M		X	2001
Anthony G. Fernandes	63		C	M				X	2001
Claire W. Gargalli	66				M	M		X	1998
Pierre H. Jungels	65				M	M		X	2006
James A. Lash	64		M		M			X	2002
James F. McCall	74		M	M				X	1996
J. Larry Nichols	66		M			M		X	2001
H. John Riley, Jr.	68	M		M		C		X	1997
Charles L. Watson	59	M		M	M			X	1998

* M=Member; C=Chairman

Resources

The following information is available at *www.bakerhughes.com/investor*

- Corporate Governance Guidelines
- Governance Committee
- Audit/Ethics Committee Charter
- Audit/Ethics Committee Annual Report
- Finance Committee Charter
- Compensation Committee Charter
- Compensation Committee Annual Report
- Executive Committee Charter
- Code of Ethical Conduct Certification
- Policy Statement on Shareholder Rights Plans
- Business Code of Conduct
- Environmental Policy
- Biographies of Board Members
- Biographies of Executive Officers

Ownership Structure

Investors	Source	Shares (millions)	% of Total
Capital Research Global Investors	(12/08, 13F)	34.3	11.1%
Dodge & Cox	(12/08, 13F)	27.8	9.0%
Barclays	(12/08, 13F)	16.8	5.5%
Wellington	(12/08, 13F)	15.7	5.1%
Capital World	(12/08, 13F)	12.7	4.1%
State Street	(12/08, 13F)	12.2	4.0%
T. Rowe Price	(12/08, 13F)	11.9	3.9%
UBS Global Asset Mgmt	(12/08, 13F)	11.2	3.6%
Vanguard Group	(12/08, 13F)	9.9	3.2%
Institutional Capital	(12/08, 13F)	8.1	2.6%
Top 10 investors		160.6	52.1%
Other institutional investors		120.4	38.9%
Other holders		27.8	9.0%
Total		308.8	100.0%

New York Stock Exchange

Last year our Annual CEO Certification, without qualifications, was timely submitted to the NYSE. Also, we have filed our certifications required under SOX as exhibits to our Form 10-K.

Important Stockholder Dates

2009 Annual Meeting	4/23/09
Q109 Earnings News Release*	4/29/09
Q209 Earnings News Release*	8/5/09
Q309 Earnings News Release*	11/4/09
Q409 Earnings News Release*	1/26/10

* Dates subject to change without notice

Independent Registered Public Accounting Firm

In 2008, we paid our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, audit fees of $11.6 million; audit-related fees of $1.6 million, and tax fees of $0.8 million primarily for the preparation of income, payroll, value added and other tax returns.

Corporate Officers

Chad C. Deaton
Chairman, President and Chief Executive Officer

Martin S. Craighead
Vice President and Group President,
Drilling and Evaluation

Paul S. Butero
Vice President and President, INTEQ

Stephen K. Ellison
Vice President and President, Baker Atlas

Gary G. Rich
Vice President and President,
Hughes Christensen

Richard L. Williams
Vice President and President,
Baker Hughes Drilling Fluids

Clifton Triplett
Vice President, Chief Information Officer

David H. Barr
Vice President and Group President,
Completion and Production

Christopher P. Beaver
Vice President and President,
Baker Oil Tools

Nelson Ney
Vice President and President, Centrilift

John A. O'Donnell
Vice President and President,
Baker Petrolite

David E. Emerson
Vice President, Corporate Development

Peter A. Ragauss
Senior Vice President and
Chief Financial Officer

Alan J. Keifer
Vice President and Controller

John H. Lohman, Jr.
Vice President, Tax

Jan Kees van Gaalen
Vice President and Treasurer

Alan R. Crain
Senior Vice President and General Counsel

Sandra E. Alford
Corporate Secretary

Jay G. Martin
Vice President, Chief Compliance Officer
and Senior Deputy General Counsel

Didier Charreton
Vice President, Human Resources

Derek Mathieson
Vice President and Chief Technology
and Marketing Officer

Russell J. Cancilla
Vice President, Health, Safety and
Environment and Security

Board of Directors



Larry D. Brady
Former Chairman and
Chief Executive Officer,
Intermec, Inc.



Clarence P. Cazalot, Jr.
President and Chief
Executive Officer,
Marathon Oil Corporation



Chad C. Deaton
Chairman, President and
Chief Executive Officer,
Baker Hughes Incorporated



Edward P. Djerejian
Director, James A. Baker III
Institute for Public Policy,
Rice University



Anthony G. Fernandes
Former Chairman, President
and Chief Executive Officer,
Phillip Services Corporation



Claire W. Gargalli
Former Vice Chairman,
Diversified Search and
Diversified Health
Search Companies



Pierre H. Jungels, CBE
Former President of the
Institute of Petroleum



James A. Lash
Chairman, Manchester
Principal LLC



James F. McCall*
Lt. General, U.S. Army
(Retired) and Former
Executive Director of the
American Society of
Military Comptrollers



J. Larry Nichols
Chairman and Chief
Executive Officer,
Devon Energy Corporation



H. John Riley, Jr.
Former Chairman,
Cooper Industries, Ltd.



Charles L. Watson
Senior Advisor, Eagle Energy
Partners and Electricite de
France and Chairman,
Wincrest Ventures L.P.

Stockholder Information
Transfer Agent and Registrar
BNY Mellon Shareowner
Services LLC
480 Washington Boulevard
Jersey City, NJ 07310
(888) 216-8057

Stock Exchange Listings
Ticker Symbol "BHI"
New York Stock Exchange, Inc.
SWX Swiss Exchange

Investor Relations Office
Gary R. Flaharty
Director, Investor Relations
Baker Hughes Incorporated
P.O. Box 4740
Houston, Texas 77210-4740
ir@bakerhughes.com

Form 10-K
Additional copies of the company's Annual Report to the Securities and Exchange Commission (Form 10-K) are available by writing to Baker Hughes Investor Relations.

Annual Meeting
The company's Annual Meeting of Stockholders will be held at 9:00 a.m. Central Time on April 23, 2009 at the
Plaza Banquet Room
2777 Allen Parkway
Houston, Texas 77019-2118

Corporate Office Location and Mailing Address
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
Telephone: (713) 439-8600
P.O. Box 4740
Houston, Texas 77210-4740

Website
www.bakerhughes.com
Baker Hughes
Information Systems
(888) 408-4244

As a Baker Hughes stockholder, you are invited to take advantage of our convenient stockholder services or request more information about Baker Hughes.

BNY Mellon Shareowner Services, our transfer agent, maintains the records for our registered stockholders and can help you with a variety of stockholder related services at no charge including:

- Change of name or address
- Duplicate mailings
- Lost stock certificates
- Additional administrative services
- Consolidation of accounts
- Dividend reinvestment enrollment
- Transfer of stock to another person

Access your investor statements online 24 hours a day, 7 days a week with MLink℠.
For more information, go to *www.melloninvestor.com/ISD*.

*Will retire at the Annual Meeting of Stockholders to be held April 23, 2009.

Design: SAVAGE. Branding + Corporate Design, Houston, Texas

Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

P.O. Box 4740
Houston, TX 77210-4740

(713) 439-8600

www.bakerhughes.com